# ING Life Insurance and Annuity Company
and its
## Variable Annuity Account C

## ING PENSION IRA

### Supplement Dated May 1, 2014 to the Contract Prospectus
### dated May 1, 2014

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your Contract Prospectus for future reference.

---

### Notice of and Important Information About Upcoming Fund Reorganizations

The Boards of Trustees of Voya Investors Trust and Voya Variable Products Trust approved separate proposals to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios." The proposed reorganizations are subject to approval by the shareholders of each Merging Portfolio. If shareholder approval is obtained, it is expected each reorganization will be effective on or about the close of business on July 18, 2014 (the "Reorganization Effective Date").

| Merging Portfolios | Surviving Portfolios |
|---|---|
| VY BlackRock Large Cap Growth Portfolio (Class I) VY Marsico Growth Portfolio (Class I) | Voya Large Cap Growth Portfolio (Class I) |
| VY MFS Total Return Portfolio (Class S) | VY Invesco Equity and Income Portfolio (Class I) |

**Voluntary Transfers Before the Reorganization Effective Date.** Prior to the Reorganization Effective Date, you may transfer amounts allocated to the subaccount that invests in the Merging Funds to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the "Transfers" section of your Contract Prospectus for information about making subaccount transfers.

**On the Reorganization Effective Date:**
*   Your investment in the subaccount that invested in the Merging Funds will automatically become an investment in the subaccount that invests in the Surviving Funds with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation;
*   All existing account balances invested in Class I shares of both the VY BlackRock Large Cap Growth Portfolio and VY Marsico Growth Portfolio will automatically become investments in the subaccount that invest in Class I shares of the Voya Large Cap Growth Portfolio; and
*   All existing account balances invested in Class S shares of the VY MFS Total Return Portfolio will automatically become investments in the subaccount that invest in Class I shares of the VY Invesco Equity and Income Portfolio. Class I shares have lower total fund expenses than Class S shares, and the effect of this transaction is to give contract owners an investment in a similar fund managed by the same investment adviser at a lower cost.

**Automatic Fund Reallocation After the Reorganization Effective Date.** After the Reorganization Effective Date, the Merging Funds will no longer be available through your contract. Unless you provide us with alternative allocation instructions after the Reorganization Effective Date all allocations directed to the subaccount that invested in the Merging Funds will be automatically allocated to the subaccounts that invests in the Surviving Funds. See the "Transfers" section of your Contract Prospectus for information about making fund allocation changes.

**Allocation Instructions.** You may give us alternative allocation instructions at any time by contacting us at Customer Service, Defined Contribution Administration, P.O. Box 990063, Hartford, CT 06199-0063 or calling us at 1-800-262-3862.

**Information about the Surviving Funds.** Summary information about the Surviving Funds can be found in Appendix IV of your Contract Prospectus. More detailed information can be found in the current prospectus and Statement of Additional Information for that fund.

All references in the Contract Prospectus to the Merging Portfolios and Surviving Portfolios are changed accordingly.

## More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:

Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

# VARIABLE ANNUITY ACCOUNT C
# OF
# ING LIFE INSURANCE AND ANNUITY COMPANY

## Statement of Additional Information dated May 1, 2014

**ING PENSION IRA**
Individual Deferred Fixed or Variable Annuity Contracts for Individual
Retirement Annuities under Section 408(b), Roth Individual
Retirement Annuities under Section 408A and Simplified
Employee Pension Plans under Section 408(k)

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the "separate account") dated May 1, 2014.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

Customer Service
Defined Contribution Administration,
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

## TABLE OF CONTENTS

## GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya^TM"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "FEES" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

## VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

## OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "CONTRACT PURCHASE" and "YOUR ACCOUNT VALUE." The contracts are no longer available for new sales. Existing contracts will continue to accept additional purchase payments subject to the terms of the contract.

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2013, 2012 and 2011amounted to $54,391,135.63, $54,904,926.87and $56,593,822.08, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

## INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "INCOME PHASE" in the prospectus), the value of your account is determined using accumulation unit values as of the $10^{th}$ valuation day before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the income phase payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable income phase payments fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending upon the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Income phase payments would decline if the performance was less than 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the performance of the subaccounts selected.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based on a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation to the next (see "YOUR ACCOUNT VALUE" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 valuation lag which gives the Company time to process income phase payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

**EXAMPLE:**

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract and that the value of an accumulation unit for the $10^{th}$ valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be $40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the $10^{th}$ valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779*= .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of annuity units determined above) produces a result of 1.000442. This is then multiplied by the annuity unit value for the prior valuation (assume such value to be $13.400000) to produce an annuity unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of annuity units by the current annuity unit value, or 20.414 times $13.405928, which produces an income phase payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968= .9998663^30.

### SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable

investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contract and the characteristics of and market for such financial instruments.

## EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2013, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

**FINANCIAL STATEMENTS**
**Variable Annuity Account C of**
**ING Life Insurance and Annuity Company**
*Year Ended December 31, 2013*
*with Report of Independent Registered Public Accounting Firm*

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**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Financial Statements**
**Year Ended December 31, 2013**

# Contents

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<center>Report of Independent Registered Public Accounting Firm</center>

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying financial statements of Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2013, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2013 and 2012. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Variable Annuity Account C of ING Life Insurance and Annuity Company at December 31, 2013, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2013 and 2012, in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Atlanta, Georgia
April 9, 2014

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Invesco Mid Cap Core Equity Fund - Class A | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 | Invesco Endeavor Fund - Class A | Invesco Global Health Care Fund - Investor Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 4,574 | $ 38 | $ 217 | $ 63 | $ 356 |
| Total assets | 4,574 | 38 | 217 | 63 | 356 |
| Net assets | $ 4,574 | $ 38 | $ 217 | $ 63 | $ 356 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4,574 | $ 38 | $ 217 | $ 63 | $ 356 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 4,574 | $ 38 | $ 217 | $ 63 | $ 356 |
| | | | | | |
| Total number of mutual fund shares | 181,490 | 968 | 6,313 | 2,981 | 8,945 |
| | | | | | |
| Cost of mutual fund shares | $ 4,155 | $ 31 | $ 199 | $ 58 | $ 294 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | Invesco Small Cap Value Fund - Class A | Invesco V.I. American Franchise Fund - Series I Shares | Invesco V.I. Core Equity Fund - Series I Shares | Alger Capital Appreciation Fund - Class A | Alger Green Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 318 | $ 26,065 | $ 40,151 | $ 723 | $ 4,212 |
| Total assets | 318 | 26,065 | 40,151 | 723 | 4,212 |
| Net assets | $ 318 | $ 26,065 | $ 40,151 | $ 723 | $ 4,212 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 318 | $ 25,802 | $ 39,648 | $ 723 | $ 4,212 |
| Contracts in payout (annuitization) | - | 263 | 503 | - | - |
| Total net assets | $ 318 | $ 26,065 | $ 40,151 | $ 723 | $ 4,212 |
| | | | | | |
| Total number of mutual fund shares | 14,699 | 514,822 | 1,044,770 | 34,466 | 472,700 |
| | | | | | |
| Cost of mutual fund shares | $ 268 | $ 19,426 | $ 26,840 | $ 586 | $ 3,493 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | AllianzGI NFJ Dividend Value Fund - Class A | AllianzGI NFJ Large-Cap Value Fund - Institutional Class | AllianzGI NFJ Small-Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 183 | $ 674 | $ 246 | $ 25 | $ 584 |
| Total assets | 183 | 674 | 246 | 25 | 584 |
| Net assets | $ 183 | $ 674 | $ 246 | $ 25 | $ 584 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 183 | $ 674 | $ 246 | $ 25 | $ 584 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 183 | $ 674 | $ 246 | $ 25 | $ 584 |
| | | | | | |
| Total number of mutual fund shares | 34,231 | 24,245 | 15,501 | 1,239 | 17,621 |
| | | | | | |
| Cost of mutual fund shares | $ 122 | $ 466 | $ 171 | $ 19 | $ 509 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Amana Growth Fund | Amana Income Fund | American Balanced Fund® - Class R-3 | American Century Inflation-Adjusted Bond Fund - Investor Class | American Century Income & Growth Fund - A Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
|   at fair value | $ 39,761 | $ 72,426 | $ 7,353 | $ 32,860 | $ 9,649 |
| Total assets | 39,761 | 72,426 | 7,353 | 32,860 | 9,649 |
| Net assets | $ 39,761 | $ 72,426 | $ 7,353 | $ 32,860 | $ 9,649 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 39,761 | $ 72,426 | $ 7,353 | $ 32,860 | $ 9,649 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 39,761 | $ 72,426 | $ 7,353 | $ 32,860 | $ 9,649 |
| | | | | | |
| Total number of mutual fund shares | 1,242,546 | 1,654,698 | 302,332 | 2,849,963 | 266,474 |
| | | | | | |
| Cost of mutual fund shares | $ 31,624 | $ 53,930 | $ 5,139 | $ 37,120 | $ 6,957 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Fundamental Investors - Class R-3 | | Fundamental Investors - Class R-4 | | American Funds American Mutual Fund® - Class R-4 | | Ariel Appreciation Fund - Investor Class | | Ariel Fund - Investor Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 1,936 | $ | 51,196 | $ | 888 | $ | 740 | $ | 10,567 |
| Total assets | | 1,936 | | 51,196 | | 888 | | 740 | | 10,567 |
| Net assets | $ | 1,936 | $ | 51,196 | $ | 888 | $ | 740 | $ | 10,567 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 1,936 | $ | 51,196 | $ | 888 | $ | 740 | $ | 10,567 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 1,936 | $ | 51,196 | $ | 888 | $ | 740 | $ | 10,567 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 37,327 | | 986,816 | | 25,581 | | 13,283 | | 143,422 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 1,465 | $ | 35,003 | $ | 836 | $ | 569 | $ | 8,629 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Artisan International Fund - Investor Shares | Aston/Fairpointe Mid Cap Fund - Class N | BlackRock Equity Dividend Fund - Investor A Shares | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | Bond Fund of America - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 10,284 | $ 33,435 | $ 1,434 | $ 16,116 | $ 9,244 |
| Total assets | 10,284 | 33,435 | 1,434 | 16,116 | 9,244 |
| Net assets | $ 10,284 | $ 33,435 | $ 1,434 | $ 16,116 | $ 9,244 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 10,284 | $ 33,435 | $ 1,434 | $ 16,116 | $ 9,244 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 10,284 | $ 33,435 | $ 1,434 | $ 16,116 | $ 9,244 |
| | | | | | |
| Total number of mutual fund shares | 337,390 | 760,399 | 59,064 | 693,154 | 745,522 |
| | | | | | |
| Cost of mutual fund shares | $ 8,543 | $ 30,042 | $ 1,147 | $ 13,499 | $ 9,350 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Calvert VP SRI Balanced Portfolio | Capital World Growth & Income Fund<sup>SM</sup>, Inc. - Class R-3 | Cohen & Steers Realty Shares | Columbia<sup>SM</sup> Acorn Fund® - Class A | Columbia<sup>SM</sup> Acorn Fund® - Class Z |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
|   at fair value | $ 52,700 | $ 685 | $ 2,434 | $ 103 | $ 54 |
| Total assets | 52,700 | 685 | 2,434 | 103 | 54 |
| Net assets | $ 52,700 | $ 685 | $ 2,434 | $ 103 | $ 54 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 52,468 | $ 685 | $ 2,434 | $ 103 | $ 54 |
| Contracts in payout (annuitization) | 232 | - | - | - | - |
| Total net assets | $ 52,700 | $ 685 | $ 2,434 | $ 103 | $ 54 |
| | | | | | |
| Total number of mutual fund shares | 25,858,470 | 15,191 | 38,746 | 2,876 | 1,449 |
| | | | | | |
| Cost of mutual fund shares | $ 47,580 | $ 537 | $ 2,629 | $ 85 | $ 45 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Columbia Mid Cap Value Fund - Class A | | Columbia Mid Cap Value Fund - Class Z | | CRM Mid Cap Value Fund - Investor Shares | | Delaware Diversified Income Fund - Class A | | Delaware Small Cap Value Fund - Class A | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 5,980 | $ | 2 | $ | 313 | $ | 1,887 | $ | 109 |
| Total assets | | 5,980 | | 2 | | 313 | | 1,887 | | 109 |
| Net assets | $ | 5,980 | $ | 2 | $ | 313 | $ | 1,887 | $ | 109 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 5,980 | $ | 2 | $ | 313 | $ | 1,887 | $ | 109 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 5,980 | $ | 2 | $ | 313 | $ | 1,887 | $ | 109 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 334,253 | | 92 | | 9,189 | | 211,997 | | 2,080 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 4,904 | $ | 1 | $ | 252 | $ | 1,929 | $ | 103 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund | DWS Equity 500 Index Fund - Class S | Eaton Vance Large-Cap Value Fund - Class R | EuroPacific Growth Fund® - Class R-3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 380 | $ 128 | $ 676 | $ 131 | $ 8,662 |
| Total assets | 380 | 128 | 676 | 131 | 8,662 |
| Net assets | $ 380 | $ 128 | $ 676 | $ 131 | $ 8,662 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 380 | $ 128 | $ 676 | $ 131 | $ 8,662 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 380 | $ 128 | $ 676 | $ 131 | $ 8,662 |
| | | | | | |
| Total number of mutual fund shares | 8,838 | 756 | 3,266 | 5,485 | 179,972 |
| | | | | | |
| Cost of mutual fund shares | $ 298 | $ 112 | $ 462 | $ 109 | $ 6,712 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-4 | | Fidelity® Advisor New Insights Fund - Institutional Class | | Fidelity® VIP Equity-Income Portfolio - Initial Class | | Fidelity® VIP Growth Portfolio - Initial Class | | Fidelity® VIP High Income Portfolio - Initial Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 314,660 | $ | 729 | $ | 306,607 | $ | 275,001 | $ | 11,354 |
| Total assets | | 314,660 | | 729 | | 306,607 | | 275,001 | | 11,354 |
| Net assets | $ | 314,660 | $ | 729 | $ | 306,607 | $ | 275,001 | $ | 11,354 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 314,660 | $ | 729 | $ | 302,491 | $ | 274,149 | $ | 11,299 |
| Contracts in payout (annuitization) | | - | | - | | 4,116 | | 852 | | 55 |
| Total net assets | $ | 314,660 | $ | 729 | $ | 306,607 | $ | 275,001 | $ | 11,354 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 6,530,923 | | 27,240 | | 13,164,769 | | 4,812,764 | | 1,957,590 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 265,728 | $ | 639 | $ | 289,123 | $ | 150,039 | $ | 11,330 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

|  | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 36,312 | $ 1,320,713 | $ 153,676 | $ 27,855 | $ 23,250 |
| Total assets | 36,312 | 1,320,713 | 153,676 | 27,855 | 23,250 |
| Net assets | $ 36,312 | $ 1,320,713 | $ 153,676 | $ 27,855 | $ 23,250 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 36,312 | $ 1,311,326 | $ 153,676 | $ 27,855 | $ 23,250 |
| Contracts in payout (annuitization) | - | 9,387 | - | - | - |
| Total net assets | $ 36,312 | $ 1,320,713 | $ 153,676 | $ 27,855 | $ 23,250 |
| | | | | | |
| Total number of mutual fund shares | 1,759,321 | 38,448,716 | 824,928 | 765,451 | 1,348,620 |
| | | | | | |
| Cost of mutual fund shares | $ 30,196 | $ 1,033,516 | $ 107,864 | $ 22,176 | $ 19,436 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Mutual Global Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | Growth Fund of America - Class R-3 | Growth Fund of America - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,610 | $ 759 | $ 144,001 | $ 15,914 | $ 363,914 |
| Total assets | 2,610 | 759 | 144,001 | 15,914 | 363,914 |
| Net assets | $ 2,610 | $ 759 | $ 144,001 | $ 15,914 | $ 363,914 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,610 | $ 759 | $ 142,337 | $ 15,914 | $ 363,914 |
| Contracts in payout (annuitization) | - | - | 1,664 | - | - |
| Total net assets | $ 2,610 | $ 759 | $ 144,001 | $ 15,914 | $ 363,914 |
| | | | | | |
| Total number of mutual fund shares | 79,371 | 18,501 | 5,982,577 | 375,429 | 8,518,594 |
| | | | | | |
| Cost of mutual fund shares | $ 2,267 | $ 644 | $ 87,631 | $ 10,635 | $ 256,066 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | The Hartford Capital Appreciation Fund - Class R4 | The Hartford Dividend And Growth Fund - Class R4 | Income Fund of America - Class R-3 | ING Balanced Portfolio - Class I | ING Growth Opportunities Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ - | $ 4 | $ 2,392 | $ 317,105 | $ 107 |
| Total assets | - | 4 | 2,392 | 317,105 | 107 |
| Net assets | $ - | $ 4 | $ 2,392 | $ 317,105 | $ 107 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ - | $ 4 | $ 2,392 | $ 298,596 | $ 107 |
| Contracts in payout (annuitization) | - | - | - | 18,509 | - |
| Total net assets | $ - | $ 4 | $ 2,392 | $ 317,105 | $ 107 |
| | | | | | |
| Total number of mutual fund shares | 1 | 147 | 116,219 | 22,634,200 | 3,394 |
| | | | | | |
| Cost of mutual fund shares | $ - | $ 4 | $ 1,958 | $ 272,334 | $ 91 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING Large Cap Value Fund - Class A | ING MidCap Opportunities Fund - Class A | ING Real Estate Fund - Class A | ING GNMA Income Fund - Class A | ING Intermediate Bond Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 6 | $ 1 | $ 1,908 | $ 3,821 | $ 2,006 |
| Total assets | 6 | 1 | 1,908 | 3,821 | 2,006 |
| Net assets | $ 6 | $ 1 | $ 1,908 | $ 3,821 | $ 2,006 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 6 | $ 1 | $ 1,908 | $ 3,821 | $ 2,006 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 6 | $ 1 | $ 1,908 | $ 3,821 | $ 2,006 |
| | | | | | |
| Total number of mutual fund shares | 481 | 52 | 118,228 | 446,407 | 205,539 |
| | | | | | |
| Cost of mutual fund shares | $ 6 | $ 1 | $ 1,629 | $ 4,011 | $ 2,040 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Intermediate Bond Portfolio - Class I | ING Intermediate Bond Portfolio - Class S | ING BlackRock Health Sciences Opportunities Portfolio - Service Class | ING BlackRock Inflation Protected Bond Portfolio - Adviser Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 348,194 | $ 993 | $ 33,208 | $ 65 | $ 101,984 |
| Total assets | 348,194 | 993 | 33,208 | 65 | 101,984 |
| Net assets | $ 348,194 | $ 993 | $ 33,208 | $ 65 | $ 101,984 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 334,980 | $ 993 | $ 33,208 | $ 65 | $ 101,461 |
| Contracts in payout (annuitization) | 13,214 | - | - | - | 523 |
| Total net assets | $ 348,194 | $ 993 | $ 33,208 | $ 65 | $ 101,984 |
| | | | | | |
| Total number of mutual fund shares | 27,855,544 | 79,865 | 1,861,429 | 7,133 | 7,072,381 |
| | | | | | |
| Cost of mutual fund shares | $ 348,475 | $ 1,015 | $ 25,472 | $ 76 | $ 77,015 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING Clarion Global Real Estate Portfolio - Adviser Class | ING Clarion Global Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 288 | $ 329 | $ 6 | $ 82,599 | $ 38 |
| Total assets | 288 | 329 | 6 | 82,599 | 38 |
| Net assets | $ 288 | $ 329 | $ 6 | $ 82,599 | $ 38 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 288 | $ 329 | $ 6 | $ 82,599 | $ 38 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 288 | $ 329 | $ 6 | $ 82,599 | $ 38 |
| | | | | | |
| Total number of mutual fund shares | 20,079 | 23,253 | 574 | 7,536,385 | 1,442 |
| | | | | | |
| Cost of mutual fund shares | $ 210 | $ 215 | $ 6 | $ 73,113 | $ 35 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Clarion Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,928 | $ 50,213 | $ 36,469 | $ 59,652 | $ 38 |
| Total assets | 1,928 | 50,213 | 36,469 | 59,652 | 38 |
| Net assets | $ 1,928 | $ 50,213 | $ 36,469 | $ 59,652 | $ 38 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ - | $ 50,213 | $ 36,469 | $ 59,652 | $ 38 |
| Contracts in payout (annuitization) | 1,928 | - | - | - | - |
| Total net assets | $ 1,928 | $ 50,213 | $ 36,469 | $ 59,652 | $ 38 |
| | | | | | |
| Total number of mutual fund shares | 70,300 | 1,835,930 | 1,746,623 | 2,874,780 | 1,858 |
| | | | | | |
| Cost of mutual fund shares | $ 1,696 | $ 39,364 | $ 26,981 | $ 39,650 | $ 30 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Global Resources Portfolio - Adviser Class | ING Global Resources Portfolio - Institutional Class | ING Global Resources Portfolio - Service Class | ING Invesco Growth and Income Portfolio - Institutional Class | ING Invesco Growth and Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1 | $ 28 | $ 97,667 | $ 12,257 | $ 25,945 |
| Total assets | 1 | 28 | 97,667 | 12,257 | 25,945 |
| Net assets | $ 1 | $ 28 | $ 97,667 | $ 12,257 | $ 25,945 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1 | $ 28 | $ 97,667 | $ 12,257 | $ 25,945 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1 | $ 28 | $ 97,667 | $ 12,257 | $ 25,945 |
| | | | | | |
| Total number of mutual fund shares | 32 | 1,327 | 4,637,536 | 394,380 | 831,847 |
| | | | | | |
| Cost of mutual fund shares | $ 1 | $ 31 | $ 86,923 | $ 9,727 | $ 18,845 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 265 | $ 24,242 | $ 20,444 | $ 22 | $ 19,469 |
| Total assets | 265 | 24,242 | 20,444 | 22 | 19,469 |
| Net assets | $ 265 | $ 24,242 | $ 20,444 | $ 22 | $ 19,469 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 265 | $ 24,242 | $ 20,444 | $ 22 | $ 19,469 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 265 | $ 24,242 | $ 20,444 | $ 22 | $ 19,469 |
| | | | | | |
| Total number of mutual fund shares | 14,395 | 1,269,227 | 1,075,983 | 1,080 | 935,554 |
| | | | | | |
| Cost of mutual fund shares | $ 280 | $ 25,005 | $ 21,134 | $ 13 | $ 15,373 |

*The accompanying notes are an integral part of these financial statements.*

20

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING Large Cap Growth Portfolio - Adviser Class | ING Large Cap Growth Portfolio - Institutional Class | ING Large Cap Growth Portfolio - Service Class | ING Large Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 17,992 | $ 187 | $ 254,592 | $ 1,972 | $ 29 |
| Total assets | 17,992 | 187 | 254,592 | 1,972 | 29 |
| Net assets | $ 17,992 | $ 187 | $ 254,592 | $ 1,972 | $ 29 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 17,992 | $ 187 | $ 254,303 | $ 1,972 | $ 29 |
| Contracts in payout (annuitization) | - | - | 289 | - | - |
| Total net assets | $ 17,992 | $ 187 | $ 254,592 | $ 1,972 | $ 29 |
| | | | | | |
| Total number of mutual fund shares | 872,530 | 10,282 | 13,329,428 | 104,760 | 2,497 |
| | | | | | |
| Cost of mutual fund shares | $ 13,970 | $ 136 | $ 185,287 | $ 1,757 | $ 26 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Large Cap Value Portfolio - Institutional Class | ING Large Cap Value Portfolio - Service Class | ING Limited Maturity Bond Portfolio - Adviser Class | ING Marsico Growth Portfolio - Institutional Class | ING Marsico Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 342,341 | $ 1,259 | $ 18 | $ 13,006 | $ 99 |
| Total assets | 342,341 | 1,259 | 18 | 13,006 | 99 |
| Net assets | $ 342,341 | $ 1,259 | $ 18 | $ 13,006 | $ 99 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 338,035 | $ 1,259 | $ 18 | $ 13,006 | $ 99 |
| Contracts in payout (annuitization) | 4,306 | - | - | - | - |
| Total net assets | $ 342,341 | $ 1,259 | $ 18 | $ 13,006 | $ 99 |
| | | | | | |
| Total number of mutual fund shares | 29,011,955 | 107,636 | 1,818 | 508,044 | 3,903 |
| | | | | | |
| Cost of mutual fund shares | $ 253,380 | $ 1,022 | $ 18 | $ 9,146 | $ 69 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class | ING Morgan Stanley Global Franchise Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,034 | $ 63,035 | $ 28,789 | $ 52,403 | $ 37 |
| Total assets | 1,034 | 63,035 | 28,789 | 52,403 | 37 |
| Net assets | $ 1,034 | $ 63,035 | $ 28,789 | $ 52,403 | $ 37 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,034 | $ 63,035 | $ 28,789 | $ 52,403 | $ 37 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,034 | $ 63,035 | $ 28,789 | $ 52,403 | $ 37 |
| | | | | | |
| Total number of mutual fund shares | 55,812 | 3,365,450 | 1,537,047 | 2,965,624 | 2,131 |
| | | | | | |
| Cost of mutual fund shares | $ 754 | $ 53,379 | $ 23,176 | $ 40,139 | $ 33 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2013
### *(Dollars in thousands)*

| | ING Multi-Manager Large Cap Core Portfolio - Institutional Class | | ING Multi-Manager Large Cap Core Portfolio - Service Class | | ING PIMCO High Yield Portfolio - Adviser Class | | ING PIMCO High Yield Portfolio - Institutional Class | | ING PIMCO High Yield Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 24,438 | $ | 338 | $ | 46 | $ | 31,115 | $ | 27,339 |
| Total assets | | 24,438 | | 338 | | 46 | | 31,115 | | 27,339 |
| Net assets | $ | 24,438 | $ | 338 | $ | 46 | $ | 31,115 | $ | 27,339 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 24,176 | $ | 338 | $ | 46 | $ | 31,115 | $ | 27,339 |
| Contracts in payout (annuitization) | | 262 | | - | | - | | - | | - |
| Total net assets | $ | 24,438 | $ | 338 | $ | 46 | $ | 31,115 | $ | 27,339 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 1,652,354 | | 22,837 | | 4,340 | | 2,932,588 | | 2,579,151 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 17,148 | $ | 256 | $ | 45 | $ | 30,779 | $ | 26,758 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class | ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 346 | $ 159,719 | $ 489,494 | $ 1,793 | $ 122,461 |
| Total assets | 346 | 159,719 | 489,494 | 1,793 | 122,461 |
| Net assets | $ 346 | $ 159,719 | $ 489,494 | $ 1,793 | $ 122,461 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 346 | $ 159,719 | $ 489,494 | $ 1,793 | $ 122,050 |
| Contracts in payout (annuitization) | - | - | - | - | 411 |
| Total net assets | $ 346 | $ 159,719 | $ 489,494 | $ 1,793 | $ 122,461 |
| | | | | | |
| Total number of mutual fund shares | 12,496 | 5,635,812 | 17,260,004 | 108,035 | 7,293,668 |
| | | | | | |
| Cost of mutual fund shares | $ 308 | $ 142,147 | $ 380,438 | $ 1,161 | $ 77,453 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING T. Rowe Price International Stock Portfolio - Adviser Class | ING T. Rowe Price International Stock Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class | ING U.S. Stock Index Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 120 | $ 7,898 | $ 813 | $ 6,959 | $ 14,396 |
| Total assets | 120 | 7,898 | 813 | 6,959 | 14,396 |
| Net assets | $ 120 | $ 7,898 | $ 813 | $ 6,959 | $ 14,396 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 120 | $ 7,898 | $ 813 | $ 6,959 | $ 14,396 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 120 | $ 7,898 | $ 813 | $ 6,959 | $ 14,396 |
| | | | | | |
| Total number of mutual fund shares | 9,023 | 596,997 | 50,742 | 432,777 | 988,065 |
| | | | | | |
| Cost of mutual fund shares | $ 99 | $ 6,064 | $ 584 | $ 5,344 | $ 11,069 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Money Market Portfolio - Class I | ING Global Real Estate Fund - Class A | ING International Small Cap Fund - Class A | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 281,491 | $ 135 | $ 500 | $ 140 | $ 19,547 |
| Total assets | 281,491 | 135 | 500 | 140 | 19,547 |
| Net assets | $ 281,491 | $ 135 | $ 500 | $ 140 | $ 19,547 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 279,277 | $ 135 | $ 500 | $ 140 | $ 19,547 |
| Contracts in payout (annuitization) | 2,214 | - | - | - | - |
| Total net assets | $ 281,491 | $ 135 | $ 500 | $ 140 | $ 19,547 |
| | | | | | |
| Total number of mutual fund shares | 281,491,335 | 7,365 | 10,266 | 9,483 | 1,277,584 |
| | | | | | |
| Cost of mutual fund shares | $ 281,491 | $ 124 | $ 394 | $ 107 | $ 15,997 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Growth Portfolio - Adviser Class | ING Baron Growth Portfolio - Service Class | ING Columbia Contrarian Core Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 57,450 | $ 571 | $ 186,035 | $ 14,676 | $ 270 |
| Total assets | 57,450 | 571 | 186,035 | 14,676 | 270 |
| Net assets | $ 57,450 | $ 571 | $ 186,035 | $ 14,676 | $ 270 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 56,598 | $ 571 | $ 184,151 | $ 14,571 | $ 270 |
| Contracts in payout (annuitization) | 852 | - | 1,884 | 105 | - |
| Total net assets | $ 57,450 | $ 571 | $ 186,035 | $ 14,676 | $ 270 |
| | | | | | |
| Total number of mutual fund shares | 3,789,606 | 19,254 | 6,079,572 | 588,694 | 17,278 |
| | | | | | |
| Cost of mutual fund shares | $ 41,454 | $ 372 | $ 112,823 | $ 9,516 | $ 194 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Columbia Small Cap Value II Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Global Bond Portfolio - Adviser Class | ING Global Bond Portfolio - Initial Class | ING Global Bond Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 5,258 | $ 4,661 | $ 323 | $ 113,498 | $ 955 |
| Total assets | 5,258 | 4,661 | 323 | 113,498 | 955 |
| Net assets | $ 5,258 | $ 4,661 | $ 323 | $ 113,498 | $ 955 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 5,258 | $ 4,661 | $ 323 | $ 111,042 | $ 944 |
| Contracts in payout (annuitization) | - | - | - | 2,456 | 11 |
| Total net assets | $ 5,258 | $ 4,661 | $ 323 | $ 113,498 | $ 955 |
| | | | | | |
| Total number of mutual fund shares | 330,302 | 256,802 | 31,189 | 10,850,625 | 91,150 |
| | | | | | |
| Cost of mutual fund shares | $ 3,874 | $ 3,235 | $ 355 | $ 119,788 | $ 1,030 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING Index Solution 2015 Portfolio - Initial Class | ING Index Solution 2015 Portfolio - Service Class | ING Index Solution 2015 Portfolio - Service 2 Class | ING Index Solution 2025 Portfolio - Initial Class | ING Index Solution 2025 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 631 | $ 586 | $ 1,185 | $ 1,238 | $ 1,101 |
| Total assets | 631 | 586 | 1,185 | 1,238 | 1,101 |
| Net assets | $ 631 | $ 586 | $ 1,185 | $ 1,238 | $ 1,101 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 631 | $ 586 | $ 1,185 | $ 1,238 | $ 1,101 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 631 | $ 586 | $ 1,185 | $ 1,238 | $ 1,101 |
| | | | | | |
| Total number of mutual fund shares | 57,177 | 53,514 | 109,917 | 104,546 | 93,763 |
| | | | | | |
| Cost of mutual fund shares | $ 610 | $ 551 | $ 1,119 | $ 1,131 | $ 1,046 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

|  | ING Index Solution 2025 Portfolio - Service 2 Class | | ING Index Solution 2035 Portfolio - Initial Class | | ING Index Solution 2035 Portfolio - Service Class | | ING Index Solution 2035 Portfolio - Service 2 Class | | ING Index Solution 2045 Portfolio - Initial Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 3,767 | $ | 1,305 | $ | 504 | $ | 2,576 | $ | 380 |
| Total assets | | 3,767 | | 1,305 | | 504 | | 2,576 | | 380 |
| Net assets | $ | 3,767 | $ | 1,305 | $ | 504 | $ | 2,576 | $ | 380 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 3,767 | $ | 1,305 | $ | 504 | $ | 2,576 | $ | 380 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 3,767 | $ | 1,305 | $ | 504 | $ | 2,576 | $ | 380 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 325,325 | | 106,641 | | 41,527 | | 215,026 | | 30,361 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 3,305 | $ | 1,176 | $ | 455 | $ | 2,157 | $ | 345 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING Index Solution 2045 Portfolio - Service Class | ING Index Solution 2045 Portfolio - Service 2 Class | ING Index Solution 2055 Portfolio - Initial Class | ING Index Solution 2055 Portfolio - Service Class | ING Index Solution 2055 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 365 | $ 1,821 | $ 153 | $ 246 | $ 217 |
| Total assets | 365 | 1,821 | 153 | 246 | 217 |
| Net assets | $ 365 | $ 1,821 | $ 153 | $ 246 | $ 217 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 365 | $ 1,821 | $ 153 | $ 246 | $ 217 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 365 | $ 1,821 | $ 153 | $ 246 | $ 217 |
| | | | | | |
| Total number of mutual fund shares | 29,425 | 148,807 | 10,378 | 16,787 | 14,906 |
| | | | | | |
| Cost of mutual fund shares | $ 337 | $ 1,499 | $ 138 | $ 223 | $ 186 |

*The accompanying notes are an integral part of these financial statements.*

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING Index Solution Income Portfolio - Initial Class | ING Index Solution Income Portfolio - Service Class | ING Index Solution Income Portfolio - Service 2 Class | ING Invesco Comstock Portfolio - Adviser Class | ING Invesco Comstock Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 10 | $ 833 | $ 259 | $ 444 | $ 69,828 |
| Total assets | 10 | 833 | 259 | 444 | 69,828 |
| Net assets | $ 10 | $ 833 | $ 259 | $ 444 | $ 69,828 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 10 | $ 833 | $ 259 | $ 444 | $ 68,427 |
| Contracts in payout (annuitization) | - | - | - | - | 1,401 |
| Total net assets | $ 10 | $ 833 | $ 259 | $ 444 | $ 69,828 |
| | | | | | |
| Total number of mutual fund shares | 891 | 76,783 | 24,271 | 28,956 | 4,525,456 |
| | | | | | |
| Cost of mutual fund shares | $ 10 | $ 819 | $ 254 | $ 282 | $ 50,293 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

|  | ING Invesco Equity and Income Portfolio - Adviser Class | ING Invesco Equity and Income Portfolio - Initial Class | ING Invesco Equity and Income Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 811 | $ 260,310 | $ 300 | $ 364 | $ 4,945 |
| Total assets | 811 | 260,310 | 300 | 364 | 4,945 |
| Net assets | $ 811 | $ 260,310 | $ 300 | $ 364 | $ 4,945 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 811 | $ 256,040 | $ 300 | $ 364 | $ 4,945 |
| Contracts in payout (annuitization) | - | 4,270 | - | - | - |
| Total net assets | $ 811 | $ 260,310 | $ 300 | $ 364 | $ 4,945 |
| | | | | | |
| Total number of mutual fund shares | 18,292 | 5,794,977 | 6,711 | 17,343 | 232,471 |
| | | | | | |
| Cost of mutual fund shares | $ 602 | $ 198,218 | $ 231 | $ 231 | $ 4,395 |

*The accompanying notes are an integral part of these financial statements.*

34

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2013
*(Dollars in thousands)*

| | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING PIMCO Total Return Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 60,174 | $ 609 | $ 621,059 | $ 1,061 | $ 1,995 |
| Total assets | 60,174 | 609 | 621,059 | 1,061 | 1,995 |
| Net assets | $ 60,174 | $ 609 | $ 621,059 | $ 1,061 | $ 1,995 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 58,604 | $ 609 | $ 616,402 | $ 1,061 | $ 1,995 |
| Contracts in payout (annuitization) | 1,570 | - | 4,657 | - | - |
| Total net assets | $ 60,174 | $ 609 | $ 621,059 | $ 1,061 | $ 1,995 |
| | | | | | |
| Total number of mutual fund shares | 2,846,434 | 33,311 | 32,877,656 | 57,873 | 176,703 |
| | | | | | |
| Cost of mutual fund shares | $ 43,004 | $ 418 | $ 430,561 | $ 725 | $ 2,082 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING PIMCO Total Return Portfolio - Initial Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class | ING Solution 2015 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,138 | $ 201,227 | $ 35,918 | $ 698 | $ 919 |
| Total assets | 1,138 | 201,227 | 35,918 | 698 | 919 |
| Net assets | $ 1,138 | $ 201,227 | $ 35,918 | $ 698 | $ 919 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,138 | $ 195,845 | $ 33,897 | $ 698 | $ 919 |
| Contracts in payout (annuitization) | - | 5,382 | 2,021 | - | - |
| Total net assets | $ 1,138 | $ 201,227 | $ 35,918 | $ 698 | $ 919 |
| | | | | | |
| Total number of mutual fund shares | 98,138 | 17,528,464 | 2,894,296 | 56,322 | 77,648 |
| | | | | | |
| Cost of mutual fund shares | $ 1,163 | $ 207,588 | $ 33,565 | $ 633 | $ 819 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Initial Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2015 Portfolio - Service 2 Class | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,766 | $ 67,703 | $ 10,144 | $ 508 | $ 788 |
| Total assets | 1,766 | 67,703 | 10,144 | 508 | 788 |
| Net assets | $ 1,766 | $ 67,703 | $ 10,144 | $ 508 | $ 788 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,766 | $ 67,703 | $ 10,144 | $ 508 | $ 788 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,766 | $ 67,703 | $ 10,144 | $ 508 | $ 788 |
| | | | | | |
| Total number of mutual fund shares | 146,200 | 5,651,300 | 867,727 | 38,925 | 59,069 |
| | | | | | |
| Cost of mutual fund shares | $ 1,668 | $ 58,723 | $ 9,303 | $ 415 | $ 691 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Solution 2025 Portfolio - Service Class | | ING Solution 2025 Portfolio - Service 2 Class | | ING Solution 2035 Portfolio - Adviser Class | | ING Solution 2035 Portfolio - Initial Class | | ING Solution 2035 Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 131,426 | $ | 15,044 | $ | 215 | $ | 1,783 | $ | 123,072 |
| Total assets | | 131,426 | | 15,044 | | 215 | | 1,783 | | 123,072 |
| Net assets | $ | 131,426 | $ | 15,044 | $ | 215 | $ | 1,783 | $ | 123,072 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 131,426 | $ | 15,044 | $ | 215 | $ | 1,783 | $ | 123,072 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 131,426 | $ | 15,044 | $ | 215 | $ | 1,783 | $ | 123,072 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 9,941,423 | | 1,163,481 | | 15,384 | | 125,104 | | 8,709,993 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 104,452 | $ | 12,569 | $ | 166 | $ | 1,479 | $ | 92,730 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

|  | ING Solution 2035 Portfolio - Service 2 Class | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Initial Class | ING Solution 2045 Portfolio - Service Class | ING Solution 2045 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 13,788 | $ 108 | $ 1,313 | $ 90,698 | $ 8,217 |
| Total assets | 13,788 | 108 | 1,313 | 90,698 | 8,217 |
| Net assets | $ 13,788 | $ 108 | $ 1,313 | $ 90,698 | $ 8,217 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 13,788 | $ 108 | $ 1,313 | $ 90,698 | $ 8,217 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 13,788 | $ 108 | $ 1,313 | $ 90,698 | $ 8,217 |
| | | | | | |
| Total number of mutual fund shares | 1,001,343 | 7,391 | 88,504 | 6,169,905 | 568,666 |
| | | | | | |
| Cost of mutual fund shares | $ 10,975 | $ 85 | $ 1,079 | $ 65,384 | $ 6,533 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING Solution 2055 Portfolio - Initial Class | ING Solution 2055 Portfolio - Service Class | ING Solution 2055 Portfolio - Service 2 Class | ING Solution Balanced Portfolio - Service Class | ING Solution Income Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 155 | $ 7,472 | $ 683 | $ 3,502 | $ 221 |
| Total assets | 155 | 7,472 | 683 | 3,502 | 221 |
| Net assets | $ 155 | $ 7,472 | $ 683 | $ 3,502 | $ 221 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 155 | $ 7,472 | $ 683 | $ 3,502 | $ 221 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 155 | $ 7,472 | $ 683 | $ 3,502 | $ 221 |
| | | | | | |
| Total number of mutual fund shares | 10,556 | 513,532 | 47,126 | 318,111 | 19,609 |
| | | | | | |
| Cost of mutual fund shares | $ 129 | $ 6,508 | $ 614 | $ 3,118 | $ 215 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Solution Income Portfolio - Initial Class | ING Solution Income Portfolio - Service Class | ING Solution Income Portfolio - Service 2 Class | ING Solution Moderately Conservative Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,555 | $ 15,119 | $ 1,395 | $ 4,900 | $ 389 |
| Total assets | 2,555 | 15,119 | 1,395 | 4,900 | 389 |
| Net assets | $ 2,555 | $ 15,119 | $ 1,395 | $ 4,900 | $ 389 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,555 | $ 15,119 | $ 1,395 | $ 4,900 | $ 389 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 2,555 | $ 15,119 | $ 1,395 | $ 4,900 | $ 389 |
| | | | | | |
| Total number of mutual fund shares | 222,009 | 1,325,025 | 125,096 | 445,413 | 35,131 |
| | | | | | |
| Cost of mutual fund shares | $ 2,455 | $ 14,425 | $ 1,342 | $ 4,572 | $ 262 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 393,263 | $ 859 | $ 1,561 | $ 326,039 | $ 3,895 |
| Total assets | 393,263 | 859 | 1,561 | 326,039 | 3,895 |
| Net assets | $ 393,263 | $ 859 | $ 1,561 | $ 326,039 | $ 3,895 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 391,464 | $ 859 | $ 1,561 | $ 323,792 | $ 3,895 |
| Contracts in payout (annuitization) | 1,799 | - | - | 2,247 | - |
| Total net assets | $ 393,263 | $ 859 | $ 1,561 | $ 326,039 | $ 3,895 |
| | | | | | |
| Total number of mutual fund shares | 33,669,802 | 75,058 | 18,107 | 3,658,840 | 44,433 |
| | | | | | |
| Cost of mutual fund shares | $ 267,545 | $ 650 | $ 825 | $ 187,061 | $ 2,352 |

*The accompanying notes are an integral part of these financial statements.*

42

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Templeton Foreign Equity Portfolio - Adviser Class | ING Templeton Foreign Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Service Class | ING Core Equity Research Fund - Class A | ING Strategic Allocation Conservative Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 539 | $ 114,872 | $ 362 | $ 162 | $ 37,570 |
| Total assets | 539 | 114,872 | 362 | 162 | 37,570 |
| Net assets | $ 539 | $ 114,872 | $ 362 | $ 162 | $ 37,570 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 539 | $ 112,474 | $ 362 | $ 162 | $ 36,478 |
| Contracts in payout (annuitization) | - | 2,398 | - | - | 1,092 |
| Total net assets | $ 539 | $ 114,872 | $ 362 | $ 162 | $ 37,570 |
| | | | | | |
| Total number of mutual fund shares | 41,275 | 8,695,855 | 27,579 | 9,346 | 3,087,090 |
| | | | | | |
| Cost of mutual fund shares | $ 457 | $ 97,243 | $ 281 | $ 116 | $ 31,158 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING Strategic Allocation Growth Portfolio - Class I | ING Strategic Allocation Moderate Portfolio - Class I | ING Growth and Income Portfolio - Class A | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 76,061 | $ 67,281 | $ 1,598 | $ 1,391,126 | $ 212 |
| Total assets | 76,061 | 67,281 | 1,598 | 1,391,126 | 212 |
| Net assets | $ 76,061 | $ 67,281 | $ 1,598 | $ 1,391,126 | $ 212 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 75,330 | $ 66,079 | $ 1,598 | $ 1,301,450 | $ 212 |
| Contracts in payout (annuitization) | 731 | 1,202 | - | 89,676 | - |
| Total net assets | $ 76,061 | $ 67,281 | $ 1,598 | $ 1,391,126 | $ 212 |
| | | | | | |
| Total number of mutual fund shares | 5,753,462 | 5,335,531 | 50,945 | 43,925,680 | 6,746 |
| | | | | | |
| Cost of mutual fund shares | $ 64,300 | $ 56,402 | $ 1,221 | $ 953,938 | $ 176 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2013
*(Dollars in thousands)*

| | ING Index Plus LargeCap Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class I | ING Index Plus MidCap Portfolio - Class S | ING Index Plus SmallCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 325,012 | $ 335 | $ 365,883 | $ 503 | $ 154,881 |
| Total assets | 325,012 | 335 | 365,883 | 503 | 154,881 |
| Net assets | $ 325,012 | $ 335 | $ 365,883 | $ 503 | $ 154,881 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 320,261 | $ 335 | $ 363,964 | $ 503 | $ 153,611 |
| Contracts in payout (annuitization) | 4,751 | - | 1,919 | - | 1,270 |
| Total net assets | $ 325,012 | $ 335 | $ 365,883 | $ 503 | $ 154,881 |
| | | | | | |
| Total number of mutual fund shares | 16,210,088 | 16,844 | 15,490,382 | 21,563 | 7,085,132 |
| | | | | | |
| Cost of mutual fund shares | $ 227,648 | $ 206 | $ 251,350 | $ 309 | $ 105,380 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2013
*(Dollars in thousands)*

| | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class I | ING International Index Portfolio - Class S | ING Russell™ Large Cap Growth Index Portfolio - Class I | ING Russell™ Large Cap Growth Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 236 | $ 26,714 | $ 6 | $ 12,039 | $ 956 |
| Total assets | 236 | 26,714 | 6 | 12,039 | 956 |
| Net assets | $ 236 | $ 26,714 | $ 6 | $ 12,039 | $ 956 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 236 | $ 26,042 | $ 6 | $ 11,945 | $ 956 |
| Contracts in payout (annuitization) | - | 672 | - | 94 | - |
| Total net assets | $ 236 | $ 26,714 | $ 6 | $ 12,039 | $ 956 |
| | | | | | |
| Total number of mutual fund shares | 10,918 | 2,660,737 | 553 | 551,763 | 43,984 |
| | | | | | |
| Cost of mutual fund shares | $ 139 | $ 21,726 | $ 5 | $ 9,279 | $ 693 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Russell™ Large Cap Index Portfolio - Class I | ING Russell™ Large Cap Index Portfolio - Class S | ING Russell™ Large Cap Value Index Portfolio - Class I | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 37,350 | $ 221 | $ 365 | $ 6,058 | $ 8,513 |
| Total assets | 37,350 | 221 | 365 | 6,058 | 8,513 |
| Net assets | $ 37,350 | $ 221 | $ 365 | $ 6,058 | $ 8,513 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 37,350 | $ - | $ 365 | $ 6,058 | $ 8,513 |
| Contracts in payout (annuitization) | - | 221 | - | - | - |
| Total net assets | $ 37,350 | $ 221 | $ 365 | $ 6,058 | $ 8,513 |
| | | | | | |
| Total number of mutual fund shares | 2,604,581 | 15,513 | 19,890 | 331,387 | 347,042 |
| | | | | | |
| Cost of mutual fund shares | $ 27,542 | $ 183 | $ 317 | $ 4,748 | $ 6,235 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

|  | ING Russell™ Mid Cap Index Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I | ING Small Company Portfolio - Class I | ING Small Company Portfolio - Class S | ING U.S. Bond Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** |  |  |  |  |  |
| Investments in mutual funds |  |  |  |  |  |
| at fair value | $ 44,130 | $ 23,761 | $ 155,627 | $ 299 | $ 9,263 |
| Total assets | 44,130 | 23,761 | 155,627 | 299 | 9,263 |
| Net assets | $ 44,130 | $ 23,761 | $ 155,627 | $ 299 | $ 9,263 |
|  |  |  |  |  |  |
| **Net assets** |  |  |  |  |  |
| Accumulation units | $ 44,130 | $ 23,761 | 153,424 | $ 299 | $ 9,263 |
| Contracts in payout (annuitization) | - | - | 2,203 | - | - |
| Total net assets | $ 44,130 | $ 23,761 | $ 155,627 | $ 299 | $ 9,263 |
|  |  |  |  |  |  |
| Total number of mutual fund shares | 2,756,373 | 1,403,513 | 6,318,591 | 12,330 | 892,374 |
|  |  |  |  |  |  |
| Cost of mutual fund shares | $ 34,983 | $ 18,524 | $ 112,143 | $ 209 | $ 9,774 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING International Value Portfolio - Class I | | ING International Value Portfolio - Class S | | ING MidCap Opportunities Portfolio - Class I | | ING MidCap Opportunities Portfolio - Class S | | ING SmallCap Opportunities Portfolio - Class I | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 62,868 | $ | 224 | $ | 113,492 | $ | 1,401 | $ | 41,575 |
| Total assets | | 62,868 | | 224 | | 113,492 | | 1,401 | | 41,575 |
| Net assets | $ | 62,868 | $ | 224 | $ | 113,492 | $ | 1,401 | $ | 41,575 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 60,679 | $ | 224 | $ | 113,492 | $ | 1,401 | $ | 41,575 |
| Contracts in payout (annuitization) | | 2,189 | | - | | - | | - | | - |
| Total net assets | $ | 62,868 | $ | 224 | $ | 113,492 | $ | 1,401 | $ | 41,575 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 6,514,857 | | 22,733 | | 6,845,104 | | 86,789 | | 1,426,733 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 56,499 | $ | 171 | $ | 90,322 | $ | 1,065 | $ | 31,053 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING SmallCap Opportunities Portfolio - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Enterprise Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Global Research Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 108 | $ 153 | $ 326 | $ 38 | $ 161 |
| Total assets | 108 | 153 | 326 | 38 | 161 |
| Net assets | $ 108 | $ 153 | $ 326 | $ 38 | $ 161 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 108 | $ 153 | $ 326 | $ 38 | $ 161 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 108 | $ 153 | $ 326 | $ 38 | $ 161 |
| | | | | | |
| Total number of mutual fund shares | 3,844 | 5,052 | 5,529 | 3,245 | 4,128 |
| | | | | | |
| Cost of mutual fund shares | $ 76 | $ 133 | $ 197 | $ 40 | $ 113 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Janus Aspen Series Janus Portfolio - Institutional Shares | JPMorgan Government Bond Fund - Select Class | Lazard Emerging Markets Equity Portfolio - Open Shares | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | LKCM Aquinas Growth Fund |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 78 | $ 242 | $ - | $ 3,922 | $ 411 |
| Total assets | 78 | 242 | - | 3,922 | 411 |
| Net assets | $ 78 | $ 242 | $ - | $ 3,922 | $ 411 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 78 | $ 242 | $ - | $ 3,922 | $ 411 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 78 | $ 242 | $ - | $ 3,922 | $ 411 |
| | | | | | |
| Total number of mutual fund shares | 2,268 | 22,327 | - | 240,347 | 19,148 |
| | | | | | |
| Cost of mutual fund shares | $ 53 | $ 257 | $ - | $ 3,015 | $ 289 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | Loomis Sayles Small Cap Value Fund - Retail Class | Lord Abbett Developing Growth Fund - Class A | Lord Abbett Core Fixed Income Fund - Class A | Lord Abbett Mid Cap Stock Fund - Class A | Lord Abbett SmallCap Value Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 15,591 | $ 259 | $ 46 | $ 997 | $ 1,450 |
| Total assets | 15,591 | 259 | 46 | 997 | 1,450 |
| Net assets | $ 15,591 | $ 259 | $ 46 | $ 997 | $ 1,450 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 15,591 | $ 259 | $ 46 | $ 997 | $ 1,450 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 15,591 | $ 259 | $ 46 | $ 997 | $ 1,450 |
| | | | | | |
| Total number of mutual fund shares | 420,462 | 10,051 | 4,298 | 42,828 | 43,402 |
| | | | | | |
| Cost of mutual fund shares | $ 11,899 | $ 229 | $ 47 | $ 681 | $ 1,230 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Lord Abbett Fundamental Equity Fund - Class A | Lord Abbett Series Fund MidCap Stock Portfolio - Class VC | MainStay Large Cap Growth Fund - Class R3 | Massachusetts Investors Growth Stock Fund - Class A | Metropolitan West Total Return Bond Fund - Class M Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 264 | $ 104,684 | $ 637 | $ 660 | $ 3,490 |
| Total assets | 264 | 104,684 | 637 | 660 | 3,490 |
| Net assets | $ 264 | $ 104,684 | $ 637 | $ 660 | $ 3,490 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 264 | $ 103,834 | $ 637 | $ 660 | $ 3,490 |
| Contracts in payout (annuitization) | - | 850 | - | - | - |
| Total net assets | $ 264 | $ 104,684 | $ 637 | $ 660 | $ 3,490 |
| | | | | | |
| Total number of mutual fund shares | 17,228 | 4,467,941 | 64,567 | 28,909 | 330,834 |
| | | | | | |
| Cost of mutual fund shares | $ 243 | $ 76,940 | $ 503 | $ 538 | $ 3,508 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | Neuberger Berman Genesis Fund - Trust Class | Neuberger Berman Socially Responsive Fund - Trust Class | New Perspective Fund - Class R-3 | New Perspective Fund - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 198 | $ 14,445 | $ 2,417 | $ 114,954 | $ 106 |
| Total assets | 198 | 14,445 | 2,417 | 114,954 | 106 |
| Net assets | $ 198 | $ 14,445 | $ 2,417 | $ 114,954 | $ 106 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 198 | $ 14,445 | $ 2,417 | $ 114,954 | $ 106 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 198 | $ 14,445 | $ 2,417 | $ 114,954 | $ 106 |
| | | | | | |
| Total number of mutual fund shares | 3,072 | 630,248 | 65,494 | 3,093,492 | 1,764 |
| | | | | | |
| Cost of mutual fund shares | $ 164 | $ 12,293 | $ 1,863 | $ 85,208 | $ 86 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Developing Markets Fund - Class Y | Oppenheimer Gold & Special Minerals Fund - Class A | Oppenheimer International Bond Fund - Class A | Oppenheimer Discovery Mid Cap Growth Fund/VA |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 280,181 | $ 39,124 | $ 15 | $ 141 | $ 46 |
| Total assets | 280,181 | 39,124 | 15 | 141 | 46 |
| Net assets | $ 280,181 | $ 39,124 | $ 15 | $ 141 | $ 46 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 280,181 | $ 39,124 | $ 15 | $ 141 | $ - |
| Contracts in payout (annuitization) | - | - | - | - | 46 |
| Total net assets | $ 280,181 | $ 39,124 | $ 15 | $ 141 | $ 46 |
| | | | | | |
| Total number of mutual fund shares | 7,369,310 | 1,041,631 | 932 | 23,169 | 614 |
| | | | | | |
| Cost of mutual fund shares | $ 177,799 | $ 33,902 | $ 22 | $ 149 | $ 32 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Oppenheimer Global Fund/VA | Oppenheimer Global Strategic Income Fund/VA | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Parnassus Equity Income Fund - Investor Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 261 | $ 99 | $ 77 | $ 23,499 | $ 7,389 |
| Total assets | 261 | 99 | 77 | 23,499 | 7,389 |
| Net assets | $ 261 | $ 99 | $ 77 | $ 23,499 | $ 7,389 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 261 | $ 99 | $ - | $ 23,499 | $ 7,389 |
| Contracts in payout (annuitization) | - | - | 77 | - | - |
| Total net assets | $ 261 | $ 99 | $ 77 | $ 23,499 | $ 7,389 |
| | | | | | |
| Total number of mutual fund shares | 6,390 | 18,343 | 2,473 | 845,300 | 201,450 |
| | | | | | |
| Cost of mutual fund shares | $ 170 | $ 97 | $ 54 | $ 16,274 | $ 6,975 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Pax World Balanced Fund - Individual Investor Class | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income Fund - Class Y | Pioneer High Yield Fund - Class A | Pioneer Strategic Income Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 49,414 | $ 148,758 | $ 4,551 | $ 1,966 | $ 1,357 |
| Total assets | 49,414 | 148,758 | 4,551 | 1,966 | 1,357 |
| Net assets | $ 49,414 | $ 148,758 | $ 4,551 | $ 1,966 | $ 1,357 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 49,414 | $ 148,758 | $ 4,551 | $ 1,966 | $ 1,357 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 49,414 | $ 148,758 | $ 4,551 | $ 1,966 | $ 1,357 |
| | | | | | |
| Total number of mutual fund shares | 2,019,382 | 11,806,204 | 132,326 | 184,238 | 125,561 |
| | | | | | |
| Cost of mutual fund shares | $ 45,649 | $ 165,547 | $ 4,107 | $ 1,880 | $ 1,407 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2013
*(Dollars in thousands)*

| | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Columbia Diversified Equity Income Fund - Class K | Royce Total Return Fund - K Class | SMALLCAP World Fund® - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 12,937 | $ 30,910 | $ 9,646 | $ 2 | $ 12,144 |
| Total assets | 12,937 | 30,910 | 9,646 | 2 | 12,144 |
| Net assets | $ 12,937 | $ 30,910 | $ 9,646 | $ 2 | $ 12,144 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 12,937 | $ 30,910 | $ 9,646 | $ 2 | $ 12,144 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 12,937 | $ 30,910 | $ 9,646 | $ 2 | $ 12,144 |
| | | | | | |
| Total number of mutual fund shares | 515,400 | 2,946,591 | 704,610 | 149 | 248,798 |
| | | | | | |
| Cost of mutual fund shares | $ 13,886 | $ 28,614 | $ 7,343 | $ 2 | $ 10,162 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Advisor Class | Templeton Global Bond Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 928 | $ 285 | $ 1,820 | $ 39,880 | $ 200,725 |
| Total assets | 928 | 285 | 1,820 | 39,880 | 200,725 |
| Net assets | $ 928 | $ 285 | $ 1,820 | $ 39,880 | $ 200,725 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 928 | $ 285 | $ 1,820 | $ 39,880 | $ 200,725 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 928 | $ 285 | $ 1,820 | $ 39,880 | $ 200,725 |
| | | | | | |
| Total number of mutual fund shares | 31,327 | 8,551 | 219,011 | 3,046,587 | 15,275,863 |
| | | | | | |
| Cost of mutual fund shares | $ 685 | $ 218 | $ 1,526 | $ 40,132 | $ 195,879 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

|  | Thornburg International Value Fund - Class R4 | USAA Precious Metals and Minerals Fund - Adviser Shares | Diversified Value Portfolio | Equity Income Portfolio | Small Company Growth Portfolio |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 46 | $ 6,749 | $ 107 | $ 245 | $ 23 |
| Total assets | 46 | 6,749 | 107 | 245 | 23 |
| Net assets | $ 46 | $ 6,749 | $ 107 | $ 245 | $ 23 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 46 | $ 6,749 | $ 107 | $ 245 | $ 23 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 46 | $ 6,749 | $ 107 | $ 245 | $ 23 |
| | | | | | |
| Total number of mutual fund shares | 1,476 | 521,157 | 5,904 | 10,939 | 868 |
| | | | | | |
| Cost of mutual fund shares | $ 40 | $ 9,833 | $ 76 | $ 179 | $ 17 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | Victory Small Company Opportunity Fund - Class R | Wanger International | Wanger Select | Wanger USA | Washington Mutual Investors Fund - Class R-3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 20 | $ 46,354 | $ 96,025 | $ 73,254 | $ 4,722 |
| Total assets | 20 | 46,354 | 96,025 | 73,254 | 4,722 |
| Net assets | $ 20 | $ 46,354 | $ 96,025 | $ 73,254 | $ 4,722 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 20 | $ 46,354 | $ 96,025 | $ 73,254 | $ 4,722 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 20 | $ 46,354 | $ 96,025 | $ 73,254 | $ 4,722 |
| | | | | | |
| Total number of mutual fund shares | 518 | 1,341,643 | 2,637,319 | 1,781,045 | 120,514 |
| | | | | | |
| Cost of mutual fund shares | $ 17 | $ 42,576 | $ 62,732 | $ 55,339 | $ 3,206 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Washington Mutual Investors Fund - Class R-4 | | Wells Fargo Advantage Small Cap Value Fund - Class A | | Wells Fargo Advantage Special Small Cap Value Fund - Class A | |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Investments in mutual funds | | | | | | |
| at fair value | $ | 118,569 | $ | 115 | $ | 118,565 |
| Total assets | | 118,569 | | 115 | | 118,565 |
| Net assets | $ | 118,569 | $ | 115 | $ | 118,565 |
| | | | | | | |
| **Net assets** | | | | | | |
| Accumulation units | $ | 118,569 | $ | 115 | $ | 118,565 |
| Contracts in payout (annuitization) | | - | | - | | - |
| Total net assets | $ | 118,569 | $ | 115 | $ | 118,565 |
| | | | | | | |
| Total number of mutual fund shares | | 3,018,565 | | 3,504 | | 3,778,360 |
| | | | | | | |
| Cost of mutual fund shares | $ | 89,104 | $ | 111 | $ | 82,248 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2013**
*(Dollars in thousands)*

| | Invesco Mid Cap Core Equity Fund - Class A | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 | Invesco Endeavor Fund - Class A | Invesco Global Health Care Fund - Investor Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ - | $ 3 | $ - | $ 1 |
| Expenses: | | | | | |
| Mortality expense risk charges | 45 | - | 1 | - | 2 |
| Total expenses | 45 | - | 1 | - | 2 |
| Net investment income (loss) | (45) | - | 2 | - | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 311 | 1 | 1 | 3 | 13 |
| Capital gains distributions | 387 | 2 | - | 3 | 28 |
| Total realized gain (loss) on investments and capital gains distributions | 698 | 3 | 1 | 6 | 41 |
| Net unrealized appreciation (depreciation) of investments | 553 | 7 | 18 | 6 | 59 |
| Net realized and unrealized gain (loss) on investments | 1,251 | 10 | 19 | 12 | 100 |
| Net increase (decrease) in net assets resulting from operations | $ 1,206 | $ 10 | $ 21 | $ 12 | $ 99 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2013**
*(Dollars in thousands)*

| | Invesco Small Cap Value Fund - Class A | Invesco V.I. American Franchise Fund - Series I Shares | Invesco V.I. Core Equity Fund - Series I Shares | Alger Capital Appreciation Fund - Class A | Alger Green Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ 97 | $ 524 | $ - | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 2 | 226 | 393 | 2 | 33 |
| Total expenses | 2 | 226 | 393 | 2 | 33 |
| Net investment income (loss) | (2) | (129) | 131 | (2) | (33) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 349 | 1,550 | 2 | 266 |
| Capital gains distributions | 25 | - | - | 47 | 151 |
| Total realized gain (loss) on investments and capital gains distributions | 26 | 349 | 1,550 | 49 | 417 |
| Net unrealized appreciation (depreciation) of investments | 56 | 7,115 | 7,604 | 127 | 492 |
| Net realized and unrealized gain (loss) on investments | 82 | 7,464 | 9,154 | 176 | 909 |
| Net increase (decrease) in net assets resulting from operations | $ 80 | $ 7,335 | $ 9,285 | $ 174 | $ 876 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | AllianzGI NFJ Dividend Value Fund - Class A | AllianzGI NFJ Large-Cap Value Fund - Institutional Class | AllianzGI NFJ Small-Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1 | $ 6 | $ 5 | $ 1 | $ 6 |
| Expenses: | | | | | |
| Mortality expense risk charges | 2 | 6 | 2 | - | 5 |
| Total expenses | 2 | 6 | 2 | - | 5 |
| Net investment income (loss) | (1) | - | 3 | 1 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 38 | 66 | 9 | 4 | 8 |
| Capital gains distributions | - | - | - | - | 58 |
| Total realized gain (loss) on investments and capital gains distributions | 38 | 66 | 9 | 4 | 66 |
| Net unrealized appreciation (depreciation) of investments | 14 | 87 | 44 | 5 | 63 |
| Net realized and unrealized gain (loss) on investments | 52 | 153 | 53 | 9 | 129 |
| Net increase (decrease) in net assets resulting from operations | $ 51 | $ 153 | $ 56 | $ 10 | $ 130 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Amana Growth Fund | Amana Income Fund | American Balanced Fund® - Class R-3 | American Century Inflation-Adjusted Bond Fund - Investor Class | American Century Income & Growth Fund - A Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 229 | $ 982 | $ 91 | $ 518 | $ 166 |
| Expenses: | | | | | |
| Mortality expense risk charges | 364 | 611 | 37 | 456 | 95 |
| Total expenses | 364 | 611 | 37 | 456 | 95 |
| Net investment income (loss) | (135) | 371 | 54 | 62 | 71 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,979 | 1,879 | 119 | 322 | (51) |
| Capital gains distributions | 1,009 | - | - | 775 | - |
| Total realized gain (loss) on investments and capital gains distributions | 2,988 | 1,879 | 119 | 1,097 | (51) |
| Net unrealized appreciation (depreciation) of investments | 4,468 | 13,098 | 1,055 | (5,842) | 2,269 |
| Net realized and unrealized gain (loss) on investments | 7,456 | 14,977 | 1,174 | (4,745) | 2,218 |
| Net increase (decrease) in net assets resulting from operations | $ 7,321 | $ 15,348 | $ 1,228 | $ (4,683) | $ 2,289 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Fundamental Investors - Class R-3 | Fundamental Investors - Class R-4 | American Funds American Mutual Fund® - Class R-4 | Ariel Appreciation Fund - Investor Class | Ariel Fund - Investor Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 18 | $ 604 | $ 9 | $ 6 | $ 57 |
| Expenses: | | | | | |
| Mortality expense risk charges | 8 | 386 | 2 | 7 | 83 |
| Total expenses | 8 | 386 | 2 | 7 | 83 |
| Net investment income (loss) | 10 | 218 | 7 | (1) | (26) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 76 | 2,406 | 5 | 160 | 726 |
| Capital gains distributions | 32 | 881 | 17 | 45 | - |
| Total realized gain (loss) on investments and capital gains distributions | 108 | 3,287 | 22 | 205 | 726 |
| Net unrealized appreciation (depreciation) of investments | 312 | 8,071 | 51 | 105 | 1,692 |
| Net realized and unrealized gain (loss) on investments | 420 | 11,358 | 73 | 310 | 2,418 |
| Net increase (decrease) in net assets resulting from operations | $ 430 | $ 11,576 | $ 80 | $ 309 | $ 2,392 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Artisan International Fund - Investor Shares | Aston/Fairpointe Mid Cap Fund - Class N | BlackRock Equity Dividend Fund - Investor A Shares | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | Bond Fund of America - Class R-4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 87 | $ - | $ 22 | $ 73 | $ 237 |
| Expenses: | | | | | |
| Mortality expense risk charges | 75 | 184 | 9 | 150 | 102 |
| Total expenses | 75 | 184 | 9 | 150 | 102 |
| Net investment income (loss) | 12 | (184) | 13 | (77) | 135 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 439 | 558 | 32 | 1,087 | 141 |
| Capital gains distributions | - | 2,948 | 1 | 889 | - |
| Total realized gain (loss) on investments and capital gains distributions | 439 | 3,506 | 33 | 1,976 | 141 |
| Net unrealized appreciation (depreciation) of investments | 1,143 | 3,023 | 210 | 1,750 | (591) |
| Net realized and unrealized gain (loss) on investments | 1,582 | 6,529 | 243 | 3,726 | (450) |
| Net increase (decrease) in net assets resulting from operations | $ 1,594 | $ 6,345 | $ 256 | $ 3,649 | $ (315) |

*The accompanying notes are an integral part of these financial statements.*

| | Calvert VP SRI Balanced Portfolio | Capital World Growth & Income Fund[SM], Inc. - Class R-3 | Cohen & Steers Realty Shares | Columbia[SM] Acorn Fund® - Class A | Columbia[SM] Acorn Fund® - Class Z |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 526 | $ 13 | $ 63 | $ - | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 528 | 3 | 27 | 1 | 1 |
| Total expenses | 528 | 3 | 27 | 1 | 1 |
| Net investment income (loss) | (2) | 10 | 36 | (1) | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 658 | 12 | 38 | 2 | - |
| Capital gains distributions | 4,441 | - | 80 | 6 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 5,099 | 12 | 118 | 8 | 3 |
| Net unrealized appreciation (depreciation) of investments | 2,569 | 104 | (144) | 17 | 9 |
| Net realized and unrealized gain (loss) on investments | 7,668 | 116 | (26) | 25 | 12 |
| Net increase (decrease) in net assets resulting from operations | $ 7,666 | $ 126 | $ 10 | $ 24 | $ 11 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Columbia Mid Cap Value Fund - Class A | Columbia Mid Cap Value Fund - Class Z | CRM Mid Cap Value Fund - Investor Shares | Delaware Diversified Income Fund - Class A | Delaware Small Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 20 | $ - | $ 1 | $ 55 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 47 | - | 2 | 14 | - |
| Total expenses | 47 | - | 2 | 14 | - |
| Net investment income (loss) | (27) | - | (1) | 41 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 678 | - | 6 | (48) | - |
| Capital gains distributions | 587 | - | 45 | - | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 1,265 | - | 51 | (48) | 2 |
| Net unrealized appreciation (depreciation) of investments | 222 | - | 25 | (34) | 6 |
| Net realized and unrealized gain (loss) on investments | 1,487 | - | 76 | (82) | 8 |
| Net increase (decrease) in net assets resulting from operations | $ 1,460 | $ - | $ 75 | $ (41) | $ 8 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund | DWS Equity 500 Index Fund - Class S | Eaton Vance Large-Cap Value Fund - Class R | EuroPacific Growth Fund® - Class R-3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 6 | $ 1 | $ 11 | $ 1 | $ 57 |
| Expenses: | | | | | |
| Mortality expense risk charges | 3 | 1 | 6 | 1 | 44 |
| Total expenses | 3 | 1 | 6 | 1 | 44 |
| Net investment income (loss) | 3 | - | 5 | - | 13 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 8 | 6 | 5 | 12 | 892 |
| Capital gains distributions | - | - | - | 5 | - |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 6 | 5 | 17 | 892 |
| Net unrealized appreciation (depreciation) of investments | 56 | 15 | 145 | 13 | 555 |
| Net realized and unrealized gain (loss) on investments | 64 | 21 | 150 | 30 | 1,447 |
| Net increase (decrease) in net assets resulting from operations | $ 67 | $ 21 | $ 155 | $ 30 | $ 1,460 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-4 | Fidelity® Advisor New Insights Fund - Institutional Class | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 2,961 | $ - | $ 7,181 | $ 706 | $ 653 |
| Expenses: | | | | | |
| Mortality expense risk charges | 2,502 | 7 | 2,913 | 2,396 | 133 |
| Total expenses | 2,502 | 7 | 2,913 | 2,396 | 133 |
| Net investment income (loss) | 459 | (7) | 4,268 | (1,690) | 520 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (691) | 27 | (1,809) | 10,605 | 315 |
| Capital gains distributions | - | 86 | 19,036 | 168 | - |
| Total realized gain (loss) on investments and capital gains distributions | (691) | 113 | 17,227 | 10,773 | 315 |
| Net unrealized appreciation (depreciation) of investments | 51,226 | 55 | 47,229 | 65,870 | (312) |
| Net realized and unrealized gain (loss) on investments | 50,535 | 168 | 64,456 | 76,643 | 3 |
| Net increase (decrease) in net assets resulting from operations | $ 50,994 | $ 161 | $ 68,724 | $ 74,953 | $ 523 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 447 | $ 12,887 | $ 2,637 | $ 127 | $ 351 |
| Expenses: | | | | | |
| Mortality expense risk charges | 304 | 10,923 | 1,565 | - | 254 |
| Total expenses | 304 | 10,923 | 1,565 | - | 254 |
| Net investment income (loss) | 143 | 1,964 | 1,072 | 127 | 97 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2,088) | 23,436 | 3,472 | 611 | 374 |
| Capital gains distributions | 123 | 343 | 1,307 | 3,182 | 54 |
| Total realized gain (loss) on investments and capital gains distributions | (1,965) | 23,779 | 4,779 | 3,793 | 428 |
| Net unrealized appreciation (depreciation) of investments | 10,114 | 291,519 | 30,085 | 3,481 | 2,542 |
| Net realized and unrealized gain (loss) on investments | 8,149 | 315,298 | 34,864 | 7,274 | 2,970 |
| Net increase (decrease) in net assets resulting from operations | $ 8,292 | $ 317,262 | $ 35,936 | $ 7,401 | $ 3,067 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Mutual Global Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | Growth Fund of America - Class R-3 | Growth Fund of America - Class R-4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 32 | $ - | $ 1,651 | $ 4 | $ 1,063 |
| Expenses: | | | | | |
| Mortality expense risk charges | 15 | 4 | 1,154 | 85 | 3,016 |
| Total expenses | 15 | 4 | 1,154 | 85 | 3,016 |
| Net investment income (loss) | 17 | (4) | 497 | (81) | (1,953) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 193 | 63 | 2,219 | 1,000 | 5,971 |
| Capital gains distributions | 126 | 93 | 2,131 | 965 | 21,897 |
| Total realized gain (loss) on investments and capital gains distributions | 319 | 156 | 4,350 | 1,965 | 27,868 |
| Net unrealized appreciation (depreciation) of investments | 210 | 59 | 33,299 | 2,073 | 65,718 |
| Net realized and unrealized gain (loss) on investments | 529 | 215 | 37,649 | 4,038 | 93,586 |
| Net increase (decrease) in net assets resulting from operations | $ 546 | $ 211 | $ 38,146 | $ 3,957 | $ 91,633 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2013**
*(Dollars in thousands)*

| | The Hartford Capital Appreciation Fund - Class R4 | The Hartford Dividend And Growth Fund - Class R4 | Income Fund of America - Class R-3 | ING Balanced Portfolio - Class I | ING Growth Opportunities Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ 4 | $ 66 | $ 6,771 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 1 | 2 | 13 | 3,342 | 1 |
| Total expenses | 1 | 2 | 13 | 3,342 | 1 |
| Net investment income (loss) | (1) | 2 | 53 | 3,429 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 72 | 73 | 82 | 3,552 | - |
| Capital gains distributions | - | - | - | - | 6 |
| Total realized gain (loss) on investments and capital gains distributions | 72 | 73 | 82 | 3,552 | 6 |
| Net unrealized appreciation (depreciation) of investments | (9) | (2) | 207 | 37,873 | 16 |
| Net realized and unrealized gain (loss) on investments | 63 | 71 | 289 | 41,425 | 22 |
| Net increase (decrease) in net assets resulting from operations | $ 62 | $ 73 | $ 342 | $ 44,854 | $ 21 |

*The accompanying notes are an integral part of these financial statements.*

| | ING Large Cap Value Fund - Class A | ING MidCap Opportunities Fund - Class A | ING Real Estate Fund - Class A | ING Value Choice Fund - Class A | ING GNMA Income Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ - | $ 42 | $ - | $ 140 |
| Expenses: | | | | | |
| Mortality expense risk charges | - | - | 8 | - | 32 |
| Total expenses | - | - | 8 | - | 32 |
| Net investment income (loss) | - | - | 34 | - | 108 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | 164 | - | (15) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 164 | - | (15) |
| Net unrealized appreciation (depreciation) of investments | - | - | (180) | 1 | (202) |
| Net realized and unrealized gain (loss) on investments | - | - | (16) | 1 | (217) |
| Net increase (decrease) in net assets resulting from operations | $ - | $ - | $ 18 | $ 1 | $ (109) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Intermediate Bond Fund - Class A | ING Intermediate Bond Portfolio - Class I | ING Intermediate Bond Portfolio - Class S | ING BlackRock Health Sciences Opportunities Portfolio - Service Class | ING BlackRock Inflation Protected Bond Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
|   Dividends | $ 76 | $ 11,972 | $ 32 | $ 14 | $ - |
| Expenses: | | | | | |
|   Mortality expense risk charges | 16 | 3,423 | 4 | 222 | - |
| Total expenses | 16 | 3,423 | 4 | 222 | - |
| Net investment income (loss) | 60 | 8,549 | 28 | (208) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 83 | (1,699) | 33 | 1,213 | (1) |
| Capital gains distributions | - | - | - | 1,857 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 83 | (1,699) | 33 | 3,070 | 3 |
| Net unrealized appreciation (depreciation) of investments | (197) | (11,051) | (69) | 5,179 | (10) |
| Net realized and unrealized gain (loss) on investments | (114) | (12,750) | (36) | 8,249 | (7) |
| Net increase (decrease) in net assets resulting from operations | $ (54) | $ (4,201) | $ (8) | $ 8,041 | $ (7) |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2013**
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING Clarion Global Real Estate Portfolio - Adviser Class | ING Clarion Global Real Estate Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1,268 | $ 3 | $ 3 | $ - | $ 4,858 |
| Expenses: | | | | | |
| Mortality expense risk charges | 967 | 1 | 1 | - | 736 |
| Total expenses | 967 | 1 | 1 | - | 736 |
| Net investment income (loss) | 301 | 2 | 2 | - | 4,122 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (184) | 26 | 23 | - | 877 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (184) | 26 | 23 | - | 877 |
| Net unrealized appreciation (depreciation) of investments | 25,760 | 62 | 62 | - | (2,778) |
| Net realized and unrealized gain (loss) on investments | 25,576 | 88 | 85 | - | (1,901) |
| Net increase (decrease) in net assets resulting from operations | $ 25,877 | $ 90 | $ 87 | $ - | $ 2,221 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2013
### *(Dollars in thousands)*

| | ING Clarion Real Estate Portfolio - Adviser Class | ING Clarion Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ 35 | $ 749 | $ 238 | $ 252 |
| Expenses: | | | | | |
| Mortality expense risk charges | - | 22 | 496 | 146 | 499 |
| Total expenses | - | 22 | 496 | 146 | 499 |
| Net investment income (loss) | - | 13 | 253 | 92 | (247) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 151 | 4,992 | 981 | 3,524 |
| Capital gains distributions | - | - | - | 123 | 205 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 151 | 4,992 | 1,104 | 3,729 |
| Net unrealized appreciation (depreciation) of investments | (1) | (120) | (4,567) | 8,741 | 12,595 |
| Net realized and unrealized gain (loss) on investments | - | 31 | 425 | 9,845 | 16,324 |
| Net increase (decrease) in net assets resulting from operations | $ - | $ 44 | $ 678 | $ 9,937 | $ 16,077 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class | ING Global Resources Portfolio - Adviser Class | ING Global Resources Portfolio - Institutional Class | ING Global Resources Portfolio - Service Class | ING Invesco Growth and Income Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ 942 | $ 145 |
| Expenses: | | | | | |
| Mortality expense risk charges | - | - | - | 1,003 | 42 |
| Total expenses | - | - | - | 1,003 | 42 |
| Net investment income (loss) | - | - | - | (61) | 103 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | - | (7,064) | 163 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | (7,064) | 163 |
| Net unrealized appreciation (depreciation) of investments | 8 | - | 3 | 18,734 | 2,335 |
| Net realized and unrealized gain (loss) on investments | 8 | - | 3 | 11,670 | 2,498 |
| Net increase (decrease) in net assets resulting from operations | $ 8 | $ - | $ 3 | $ 11,609 | $ 2,601 |

*The accompanying notes are an integral part of these financial statements.*

| | ING Invesco Growth and Income Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 299 | $ 2 | $ 320 | $ 204 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 205 | 1 | 298 | 241 | - |
| Total expenses | 205 | 1 | 298 | 241 | - |
| Net investment income (loss) | 94 | 1 | 22 | (37) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,502 | (6) | 1,823 | 2,089 | - |
| Capital gains distributions | - | 7 | 618 | 517 | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,502 | 1 | 2,441 | 2,606 | - |
| Net unrealized appreciation (depreciation) of investments | 4,579 | (18) | (4,555) | (4,249) | 5 |
| Net realized and unrealized gain (loss) on investments | 6,081 | (17) | (2,114) | (1,643) | 5 |
| Net increase (decrease) in net assets resulting from operations | $ 6,175 | $ (16) | $ (2,092) | $ (1,680) | $ 5 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING Large Cap Growth Portfolio - Adviser Class | ING Large Cap Growth Portfolio - Institutional Class | ING Large Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 135 | $ 109 | $ 1 | $ 1,213 | $ 6 |
| Expenses: | | | | | |
| Mortality expense risk charges | 63 | 129 | 1 | 1,991 | 6 |
| Total expenses | 63 | 129 | 1 | 1,991 | 6 |
| Net investment income (loss) | 72 | (20) | - | (778) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 339 | 636 | 3 | 3,907 | 75 |
| Capital gains distributions | 344 | 347 | 2 | 2,117 | 12 |
| Total realized gain (loss) on investments and capital gains distributions | 683 | 983 | 5 | 6,024 | 87 |
| Net unrealized appreciation (depreciation) of investments | 3,736 | 3,319 | 40 | 53,594 | 200 |
| Net realized and unrealized gain (loss) on investments | 4,419 | 4,302 | 45 | 59,618 | 287 |
| Net increase (decrease) in net assets resulting from operations | $ 4,491 | $ 4,282 | $ 45 | $ 58,840 | $ 287 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Large Cap Value Portfolio - Adviser Class | ING Large Cap Value Portfolio - Institutional Class | ING Large Cap Value Portfolio - Service Class | ING Limited Maturity Bond Portfolio - Adviser Class | ING Marsico Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ 6,039 | $ 17 | $ - | $ 121 |
| Expenses: | | | | | |
| Mortality expense risk charges | - | 2,520 | 5 | - | 116 |
| Total expenses | - | 2,520 | 5 | - | 116 |
| Net investment income (loss) | - | 3,519 | 12 | - | 5 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 4,284 | 61 | - | 1,264 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 4,284 | 61 | - | 1,264 |
| Net unrealized appreciation (depreciation) of investments | 3 | 61,994 | 169 | - | 2,117 |
| Net realized and unrealized gain (loss) on investments | 3 | 66,278 | 230 | - | 3,381 |
| Net increase (decrease) in net assets resulting from operations | $ 3 | $ 69,797 | $ 242 | $ - | $ 3,386 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1 | $ 24 | $ 1,405 | $ 595 | $ 1,026 |
| Expenses: | | | | | |
| Mortality expense risk charges | 1 | 4 | 640 | 276 | 482 |
| Total expenses | 1 | 4 | 640 | 276 | 482 |
| Net investment income (loss) | - | 20 | 765 | 319 | 544 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 6 | 83 | (238) | (298) | (117) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 83 | (238) | (298) | (117) |
| Net unrealized appreciation (depreciation) of investments | 21 | 88 | 9,177 | 4,398 | 8,167 |
| Net realized and unrealized gain (loss) on investments | 27 | 171 | 8,939 | 4,100 | 8,050 |
| Net increase (decrease) in net assets resulting from operations | $ 27 | $ 191 | $ 9,704 | $ 4,419 | $ 8,594 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2013
### *(Dollars in thousands)*

| | ING Morgan Stanley Global Franchise Portfolio - Adviser Class | ING Multi-Manager Large Cap Core Portfolio - Institutional Class | ING Multi-Manager Large Cap Core Portfolio - Service Class | ING PIMCO High Yield Portfolio - Adviser Class | ING PIMCO High Yield Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1 | $ 214 | $ 2 | $ 3 | $ 1,836 |
| Expenses: | | | | | |
| Mortality expense risk charges | - | 161 | 3 | - | 229 |
| Total expenses | - | 161 | 3 | - | 229 |
| Net investment income (loss) | 1 | 53 | (1) | 3 | 1,607 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 76 | 10 | 1 | 328 |
| Capital gains distributions | 2 | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 76 | 10 | 1 | 328 |
| Net unrealized appreciation (depreciation) of investments | 3 | 5,597 | 66 | (1) | (478) |
| Net realized and unrealized gain (loss) on investments | 5 | 5,673 | 76 | - | (150) |
| Net increase (decrease) in net assets resulting from operations | $ 6 | $ 5,726 | $ 75 | $ 3 | $ 1,457 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Adviser Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1,727 | $ - | $ 752 | $ 3 | $ 3 |
| Expenses: | | | | | |
| Mortality expense risk charges | 286 | - | 513 | 2 | 1 |
| Total expenses | 286 | - | 513 | 2 | 1 |
| Net investment income (loss) | 1,441 | - | 239 | 1 | 2 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 417 | 5 | 16,419 | 96 | 3 |
| Capital gains distributions | - | - | - | - | 14 |
| Total realized gain (loss) on investments and capital gains distributions | 417 | 5 | 16,419 | 96 | 17 |
| Net unrealized appreciation (depreciation) of investments | (563) | (1) | (3,035) | (30) | 28 |
| Net realized and unrealized gain (loss) on investments | (146) | 4 | 13,384 | 66 | 45 |
| Net increase (decrease) in net assets resulting from operations | $ 1,295 | $ 4 | $ 13,623 | $ 67 | $ 47 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING T. Rowe Price International Stock Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1,993 | $ 5,037 | $ 23 | $ 1,831 | $ 1 |
| Expenses: | | | | | |
| Mortality expense risk charges | 614 | 4,178 | 6 | 803 | - |
| Total expenses | 614 | 4,178 | 6 | 803 | - |
| Net investment income (loss) | 1,379 | 859 | 17 | 1,028 | 1 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 790 | 2,041 | 117 | (113) | 1 |
| Capital gains distributions | 8,910 | 28,622 | 1 | 83 | - |
| Total realized gain (loss) on investments and capital gains distributions | 9,700 | 30,663 | 118 | (30) | 1 |
| Net unrealized appreciation (depreciation) of investments | 15,535 | 51,011 | 309 | 27,497 | 12 |
| Net realized and unrealized gain (loss) on investments | 25,235 | 81,674 | 427 | 27,467 | 13 |
| Net increase (decrease) in net assets resulting from operations | $ 26,614 | $ 82,533 | $ 444 | $ 28,495 | $ 14 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2013
### *(Dollars in thousands)*

| | ING T. Rowe Price International Stock Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class | ING U.S. Stock Index Portfolio - Institutional Class | ING Money Market Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 82 | $ 13 | $ 97 | $ 251 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 74 | 6 | 60 | 23 | 2,221 |
| Total expenses | 74 | 6 | 60 | 23 | 2,221 |
| Net investment income (loss) | 8 | 7 | 37 | 228 | (2,221) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 320 | 122 | 551 | 38 | - |
| Capital gains distributions | - | - | - | 275 | 53 |
| Total realized gain (loss) on investments and capital gains distributions | 320 | 122 | 551 | 313 | 53 |
| Net unrealized appreciation (depreciation) of investments | 632 | 72 | 963 | 2,506 | - |
| Net realized and unrealized gain (loss) on investments | 952 | 194 | 1,514 | 2,819 | 53 |
| Net increase (decrease) in net assets resulting from operations | $ 960 | $ 201 | $ 1,551 | $ 3,047 | $ (2,168) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Global Real Estate Fund - Class A | ING International Small Cap Fund - Class A | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Initial Class | ING American Century Small-Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 3 | $ 7 | $ 1 | $ 208 | $ 571 |
| Expenses: | | | | | |
| Mortality expense risk charges | 1 | 2 | - | 71 | 379 |
| Total expenses | 1 | 2 | - | 71 | 379 |
| Net investment income (loss) | 2 | 5 | 1 | 137 | 192 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | 24 | 6 | 306 | 2,734 |
| Capital gains distributions | - | - | 4 | 510 | 1,638 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 24 | 10 | 816 | 4,372 |
| Net unrealized appreciation (depreciation) of investments | (1) | 84 | 25 | 3,056 | 8,849 |
| Net realized and unrealized gain (loss) on investments | 1 | 108 | 35 | 3,872 | 13,221 |
| Net increase (decrease) in net assets resulting from operations | $ 3 | $ 113 | $ 36 | $ 4,009 | $ 13,413 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2013
### *(Dollars in thousands)*

| | ING Baron Growth Portfolio - Adviser Class | ING Baron Growth Portfolio - Service Class | ING Columbia Contrarian Core Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Adviser Class | ING Columbia Small Cap Value II Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 6 | $ 2,054 | $ 189 | $ 2 | $ 36 |
| Expenses: | | | | | |
| Mortality expense risk charges | 4 | 1,345 | 133 | 1 | 40 |
| Total expenses | 4 | 1,345 | 133 | 1 | 40 |
| Net investment income (loss) | 2 | 709 | 56 | 1 | (4) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 692 | 5,743 | 857 | 12 | 262 |
| Capital gains distributions | 19 | 6,108 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 711 | 11,851 | 857 | 12 | 262 |
| Net unrealized appreciation (depreciation) of investments | (382) | 37,584 | 2,980 | 67 | 1,113 |
| Net realized and unrealized gain (loss) on investments | 329 | 49,435 | 3,837 | 79 | 1,375 |
| Net increase (decrease) in net assets resulting from operations | $ 331 | $ 50,144 | $ 3,893 | $ 80 | $ 1,371 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2013
### *(Dollars in thousands)*

| | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Global Bond Portfolio - Adviser Class | ING Global Bond Portfolio - Initial Class | ING Global Bond Portfolio - Service Class | ING Growth and Income Core Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 2 | $ 6 | $ 2,732 | $ 19 | $ 2 |
| Expenses: | | | | | |
| Mortality expense risk charges | 20 | 1 | 1,234 | 6 | - |
| Total expenses | 20 | 1 | 1,234 | 6 | - |
| Net investment income (loss) | (18) | 5 | 1,498 | 13 | 2 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 344 | 1 | (986) | (28) | 12 |
| Capital gains distributions | - | 9 | 3,371 | 27 | - |
| Total realized gain (loss) on investments and capital gains distributions | 344 | 10 | 2,385 | (1) | 12 |
| Net unrealized appreciation (depreciation) of investments | 1,021 | (32) | (11,188) | (65) | 31 |
| Net realized and unrealized gain (loss) on investments | 1,365 | (22) | (8,803) | (66) | 43 |
| Net increase (decrease) in net assets resulting from operations | $ 1,347 | $ (17) | $ (7,305) | $ (53) | $ 45 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Growth and Income Core Portfolio - Initial Class | ING Index Solution 2015 Portfolio - Initial Class | ING Index Solution 2015 Portfolio - Service Class | ING Index Solution 2015 Portfolio - Service 2 Class | ING Index Solution 2025 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 634 | $ 12 | $ 10 | $ 23 | $ 14 |
| Expenses: | | | | | |
| Mortality expense risk charges | 167 | 5 | 3 | 9 | 10 |
| Total expenses | 167 | 5 | 3 | 9 | 10 |
| Net investment income (loss) | 467 | 7 | 7 | 14 | 4 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 11,568 | 3 | 45 | 8 | 3 |
| Capital gains distributions | - | 13 | 12 | 28 | 22 |
| Total realized gain (loss) on investments and capital gains distributions | 11,568 | 16 | 57 | 36 | 25 |
| Net unrealized appreciation (depreciation) of investments | (6,709) | 17 | (3) | 39 | 92 |
| Net realized and unrealized gain (loss) on investments | 4,859 | 33 | 54 | 75 | 117 |
| Net increase (decrease) in net assets resulting from operations | $ 5,326 | $ 40 | $ 61 | $ 89 | $ 121 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Index Solution 2025 Portfolio - Service Class | ING Index Solution 2025 Portfolio - Service 2 Class | ING Index Solution 2035 Portfolio - Initial Class | ING Index Solution 2035 Portfolio - Service Class | ING Index Solution 2035 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 10 | $ 50 | $ 10 | $ 4 | $ 27 |
| Expenses: | | | | | |
| Mortality expense risk charges | 4 | 23 | 8 | 1 | 15 |
| Total expenses | 4 | 23 | 8 | 1 | 15 |
| Net investment income (loss) | 6 | 27 | 2 | 3 | 12 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 13 | 4 | - | 26 |
| Capital gains distributions | 19 | 92 | 19 | 8 | 59 |
| Total realized gain (loss) on investments and capital gains distributions | 19 | 105 | 23 | 8 | 85 |
| Net unrealized appreciation (depreciation) of investments | 54 | 345 | 115 | 46 | 315 |
| Net realized and unrealized gain (loss) on investments | 73 | 450 | 138 | 54 | 400 |
| Net increase (decrease) in net assets resulting from operations | $ 79 | $ 477 | $ 140 | $ 57 | $ 412 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Index Solution 2045 Portfolio - Initial Class | ING Index Solution 2045 Portfolio - Service Class | ING Index Solution 2045 Portfolio - Service 2 Class | ING Index Solution 2055 Portfolio - Initial Class | ING Index Solution 2055 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 3 | $ 2 | $ 16 | $ 1 | $ 1 |
| Expenses: | | | | | |
| Mortality expense risk charges | 2 | 1 | 11 | 1 | 2 |
| Total expenses | 2 | 1 | 11 | 1 | 2 |
| Net investment income (loss) | 1 | 1 | 5 | - | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | - | 44 | - | 24 |
| Capital gains distributions | 6 | 5 | 42 | 1 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 5 | 86 | 1 | 26 |
| Net unrealized appreciation (depreciation) of investments | 33 | 27 | 232 | 14 | 13 |
| Net realized and unrealized gain (loss) on investments | 41 | 32 | 318 | 15 | 39 |
| Net increase (decrease) in net assets resulting from operations | $ 42 | $ 33 | $ 323 | $ 15 | $ 38 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Index Solution 2055 Portfolio - Service 2 Class | ING Index Solution Income Portfolio - Initial Class | ING Index Solution Income Portfolio - Service Class | ING Index Solution Income Portfolio - Service 2 Class | ING Invesco Comstock Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1 | $ - | $ 35 | $ 7 | $ 2 |
| Expenses: | | | | | |
| Mortality expense risk charges | 1 | - | 9 | 2 | 1 |
| Total expenses | 1 | - | 9 | 2 | 1 |
| Net investment income (loss) | - | - | 26 | 5 | 1 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 4 | - | 3 | - | 5 |
| Capital gains distributions | 3 | - | 43 | 8 | - |
| Total realized gain (loss) on investments and capital gains distributions | 7 | - | 46 | 8 | 5 |
| Net unrealized appreciation (depreciation) of investments | 26 | - | (2) | 2 | 108 |
| Net realized and unrealized gain (loss) on investments | 33 | - | 44 | 10 | 113 |
| Net increase (decrease) in net assets resulting from operations | $ 33 | $ - | $ 70 | $ 15 | $ 114 |

*The accompanying notes are an integral part of these financial statements.*

| | ING Invesco Comstock Portfolio - Service Class | ING Invesco Equity and Income Portfolio - Adviser Class | ING Invesco Equity and Income Portfolio - Initial Class | ING Invesco Equity and Income Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 483 | $ 8 | $ 3,447 | $ 3 | $ 1 |
| Expenses: | | | | | |
| Mortality expense risk charges | 592 | 3 | 2,410 | 3 | 1 |
| Total expenses | 592 | 3 | 2,410 | 3 | 1 |
| Net investment income (loss) | (109) | 5 | 1,037 | - | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 604 | 11 | 7,732 | 30 | 56 |
| Capital gains distributions | - | - | - | - | 11 |
| Total realized gain (loss) on investments and capital gains distributions | 604 | 11 | 7,732 | 30 | 67 |
| Net unrealized appreciation (depreciation) of investments | 16,385 | 146 | 44,611 | 31 | 25 |
| Net realized and unrealized gain (loss) on investments | 16,989 | 157 | 52,343 | 61 | 92 |
| Net increase (decrease) in net assets resulting from operations | $ 16,880 | $ 162 | $ 53,380 | $ 61 | $ 92 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING JPMorgan Mid Cap Value Portfolio - Initial Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
|   Dividends | $ 37 | $ 326 | $ 6 | $ 7,884 | $ 11 |
| Expenses: | | | | | |
|   Mortality expense risk charges | 29 | 483 | 2 | 5,830 | 9 |
| Total expenses | 29 | 483 | 2 | 5,830 | 9 |
| Net investment income (loss) | 8 | (157) | 4 | 2,054 | 2 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 57 | 1,170 | 84 | 19,950 | 15 |
| Capital gains distributions | 116 | 1,818 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 173 | 2,988 | 84 | 19,950 | 15 |
| Net unrealized appreciation (depreciation) of investments | 544 | 10,591 | 57 | 112,073 | 195 |
| Net realized and unrealized gain (loss) on investments | 717 | 13,579 | 141 | 132,023 | 210 |
| Net increase (decrease) in net assets resulting from operations | $ 725 | $ 13,422 | $ 145 | $ 134,077 | $ 212 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2013
### *(Dollars in thousands)*

| | ING PIMCO Total Return Portfolio - Adviser Class | ING PIMCO Total Return Portfolio - Initial Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 73 | $ 19 | $ 7,668 | $ 1,424 | $ 25 |
| Expenses: | | | | | |
| Mortality expense risk charges | 8 | 4 | 2,198 | 268 | 4 |
| Total expenses | 8 | 4 | 2,198 | 268 | 4 |
| Net investment income (loss) | 65 | 15 | 5,470 | 1,156 | 21 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (19) | - | 2,524 | 661 | 5 |
| Capital gains distributions | 16 | 4 | 1,572 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (3) | 4 | 4,096 | 661 | 5 |
| Net unrealized appreciation (depreciation) of investments | (118) | (27) | (16,754) | 1,202 | 31 |
| Net realized and unrealized gain (loss) on investments | (121) | (23) | (12,658) | 1,863 | 36 |
| Net increase (decrease) in net assets resulting from operations | $ (56) | $ (8) | $ (7,188) | $ 3,019 | $ 57 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2013**
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Initial Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2015 Portfolio - Service 2 Class | ING Solution 2025 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 27 | $ 57 | $ 2,173 | $ 312 | $ 9 |
| Expenses: | | | | | |
| Mortality expense risk charges | 3 | 7 | 562 | 62 | 2 |
| Total expenses | 3 | 7 | 562 | 62 | 2 |
| Net investment income (loss) | 24 | 50 | 1,611 | 250 | 7 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | 15 | 427 | 188 | 7 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 15 | 427 | 188 | 7 |
| Net unrealized appreciation (depreciation) of investments | 48 | 71 | 3,313 | 377 | 54 |
| Net realized and unrealized gain (loss) on investments | 50 | 86 | 3,740 | 565 | 61 |
| Net increase (decrease) in net assets resulting from operations | $ 74 | $ 136 | $ 5,351 | $ 815 | $ 68 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Solution 2025 Portfolio - Initial Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2025 Portfolio - Service 2 Class | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
|   Dividends | $ 17 | $ 2,753 | $ 322 | $ 3 | $ 32 |
| Expenses: | | | | | |
|   Mortality expense risk charges | 3 | 986 | 97 | 1 | 7 |
| Total expenses | 3 | 986 | 97 | 1 | 7 |
| Net investment income (loss) | 14 | 1,767 | 225 | 2 | 25 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 3 | (266) | 655 | 19 | 2 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 3 | (266) | 655 | 19 | 2 |
| Net unrealized appreciation (depreciation) of investments | 81 | 16,037 | 1,280 | 23 | 255 |
| Net realized and unrealized gain (loss) on investments | 84 | 15,771 | 1,935 | 42 | 257 |
| Net increase (decrease) in net assets resulting from operations | $ 98 | $ 17,538 | $ 2,160 | $ 44 | $ 282 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2013**
*(Dollars in thousands)*

| | ING Solution 2035 Portfolio - Service Class | ING Solution 2035 Portfolio - Service 2 Class | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Initial Class | ING Solution 2045 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 2,092 | $ 235 | $ 2 | $ 21 | $ 1,339 |
| Expenses: | | | | | |
| Mortality expense risk charges | 866 | 93 | - | 5 | 633 |
| Total expenses | 866 | 93 | - | 5 | 633 |
| Net investment income (loss) | 1,226 | 142 | 2 | 16 | 706 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2) | 968 | 7 | 7 | 234 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2) | 968 | 7 | 7 | 234 |
| Net unrealized appreciation (depreciation) of investments | 18,458 | 1,442 | 15 | 205 | 15,565 |
| Net realized and unrealized gain (loss) on investments | 18,456 | 2,410 | 22 | 212 | 15,799 |
| Net increase (decrease) in net assets resulting from operations | $ 19,682 | $ 2,552 | $ 24 | $ 228 | $ 16,505 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Solution 2045 Portfolio - Service 2 Class | ING Solution 2055 Portfolio - Initial Class | ING Solution 2055 Portfolio - Service Class | ING Solution 2055 Portfolio - Service 2 Class | ING Solution Balanced Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 129 | $ 2 | $ 65 | $ 6 | $ 62 |
| Expenses: | | | | | |
| Mortality expense risk charges | 58 | 1 | 42 | 4 | 26 |
| Total expenses | 58 | 1 | 42 | 4 | 26 |
| Net investment income (loss) | 71 | 1 | 23 | 2 | 36 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,431 | - | 278 | 59 | 72 |
| Capital gains distributions | - | 2 | 88 | 9 | 67 |
| Total realized gain (loss) on investments and capital gains distributions | 1,431 | 2 | 366 | 68 | 139 |
| Net unrealized appreciation (depreciation) of investments | 510 | 26 | 705 | 45 | 201 |
| Net realized and unrealized gain (loss) on investments | 1,941 | 28 | 1,071 | 113 | 340 |
| Net increase (decrease) in net assets resulting from operations | $ 2,012 | $ 29 | $ 1,094 | $ 115 | $ 376 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Initial Class | ING Solution Income Portfolio - Service Class | ING Solution Income Portfolio - Service 2 Class | ING Solution Moderately Conservative Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 8 | $ 78 | $ 518 | $ 65 | $ 118 |
| Expenses: | | | | | |
| Mortality expense risk charges | 1 | 10 | 101 | 11 | 40 |
| Total expenses | 1 | 10 | 101 | 11 | 40 |
| Net investment income (loss) | 7 | 68 | 417 | 54 | 78 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 3 | 10 | 197 | 37 | 108 |
| Capital gains distributions | - | - | - | - | 118 |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 10 | 197 | 37 | 226 |
| Net unrealized appreciation (depreciation) of investments | 6 | 67 | 274 | 12 | 42 |
| Net realized and unrealized gain (loss) on investments | 9 | 77 | 471 | 49 | 268 |
| Net increase (decrease) in net assets resulting from operations | $ 16 | $ 145 | $ 888 | $ 103 | $ 346 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1 | $ 1,044 | $ 1 | $ - | $ 56 |
| Expenses: | | | | | |
| Mortality expense risk charges | 2 | 3,713 | 5 | 5 | 2,595 |
| Total expenses | 2 | 3,713 | 5 | 5 | 2,595 |
| Net investment income (loss) | (1) | (2,669) | (4) | (5) | (2,539) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 81 | 12,606 | 29 | 51 | 15,644 |
| Capital gains distributions | 5 | 4,104 | 9 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 86 | 16,710 | 38 | 51 | 15,644 |
| Net unrealized appreciation (depreciation) of investments | 46 | 90,956 | 172 | 402 | 79,037 |
| Net realized and unrealized gain (loss) on investments | 132 | 107,666 | 210 | 453 | 94,681 |
| Net increase (decrease) in net assets resulting from operations | $ 131 | $ 104,997 | $ 206 | $ 448 | $ 92,142 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2013**
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Adviser Class | ING Templeton Foreign Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Service Class | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1 | $ 6 | $ 1,626 | $ 4 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 19 | 2 | 1,089 | 1 | - |
| Total expenses | 19 | 2 | 1,089 | 1 | - |
| Net investment income (loss) | (18) | 4 | 537 | 3 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 159 | 33 | (1,177) | 7 | 23 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 159 | 33 | (1,177) | 7 | 23 |
| Net unrealized appreciation (depreciation) of investments | 951 | 57 | 19,663 | 49 | (15) |
| Net realized and unrealized gain (loss) on investments | 1,110 | 90 | 18,486 | 56 | 8 |
| Net increase (decrease) in net assets resulting from operations | $ 1,092 | $ 94 | $ 19,023 | $ 59 | $ 8 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Core Equity Research Fund - Class A | ING Strategic Allocation Conservative Portfolio - Class I | ING Strategic Allocation Growth Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 320 | $ - | $ 1 | $ 913 | $ 1,202 |
| Expenses: | | | | | |
| Mortality expense risk charges | 167 | - | 1 | 341 | 689 |
| Total expenses | 167 | - | 1 | 341 | 689 |
| Net investment income (loss) | 153 | - | - | 572 | 513 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 16,354 | 3 | 26 | 55 | (1,906) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 16,354 | 3 | 26 | 55 | (1,906) |
| Net unrealized appreciation (depreciation) of investments | (9,707) | (1) | 17 | 3,067 | 15,036 |
| Net realized and unrealized gain (loss) on investments | 6,647 | 2 | 43 | 3,122 | 13,130 |
| Net increase (decrease) in net assets resulting from operations | $ 6,800 | $ 2 | $ 43 | $ 3,694 | $ 13,643 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Strategic Allocation Moderate Portfolio - Class I | ING Growth and Income Portfolio - Class A | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 11 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1,383 | $ 13 | $ 17,020 | $ 2 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 605 | 5 | 13,985 | 9 | - |
| Total expenses | 605 | 5 | 13,985 | 9 | - |
| Net investment income (loss) | 778 | 8 | 3,035 | (7) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1,847) | 104 | 2,547 | 1,198 | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (1,847) | 104 | 2,547 | 1,198 | - |
| Net unrealized appreciation (depreciation) of investments | 10,508 | 240 | 318,111 | (664) | - |
| Net realized and unrealized gain (loss) on investments | 8,661 | 344 | 320,658 | 534 | - |
| Net increase (decrease) in net assets resulting from operations | $ 9,439 | $ 352 | $ 323,693 | $ 527 | $ - |

*The accompanying notes are an integral part of these financial statements.*

| | ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class | ING BlackRock Science and Technology Opportunities Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ - | $ 5,398 | $ 5 | $ 3,823 |
| Expenses: | | | | | |
| Mortality expense risk charges | - | 94 | 3,029 | 1 | 3,060 |
| Total expenses | - | 94 | 3,029 | 1 | 3,060 |
| Net investment income (loss) | - | (94) | 2,369 | 4 | 763 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (842) | 11,741 | 18 | 6,231 |
| Capital gains distributions | - | 5,890 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 5,048 | 11,741 | 18 | 6,231 |
| Net unrealized appreciation (depreciation) of investments | - | (3,069) | 67,358 | 71 | 89,396 |
| Net realized and unrealized gain (loss) on investments | - | 1,979 | 79,099 | 89 | 95,627 |
| Net increase (decrease) in net assets resulting from operations | $ - | $ 1,885 | $ 81,468 | $ 93 | $ 96,390 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Index Plus MidCap Portfolio - Class S | ING Index Plus SmallCap Portfolio - Class I | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class I | ING International Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 4 | $ 1,239 | $ 1 | $ 531 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 2 | 1,256 | 1 | 230 | - |
| Total expenses | 2 | 1,256 | 1 | 230 | - |
| Net investment income (loss) | 2 | (17) | - | 301 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 9 | 1,325 | 8 | 673 | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 1,325 | 8 | 673 | - |
| Net unrealized appreciation (depreciation) of investments | 115 | 43,693 | 61 | 3,396 | 1 |
| Net realized and unrealized gain (loss) on investments | 124 | 45,018 | 69 | 4,069 | 1 |
| Net increase (decrease) in net assets resulting from operations | $ 126 | $ 45,001 | $ 69 | $ 4,370 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Russell™ Large Cap Growth Index Portfolio - Class I | ING Russell™ Large Cap Growth Index Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class I | ING Russell™ Large Cap Index Portfolio - Class S | ING Russell™ Large Cap Value Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 142 | $ 9 | $ 449 | $ 1 | $ 5 |
| Expenses: | | | | | |
| Mortality expense risk charges | 104 | 3 | 268 | 1 | 4 |
| Total expenses | 104 | 3 | 268 | 1 | 4 |
| Net investment income (loss) | 38 | 6 | 181 | - | 1 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 735 | 9 | 1,338 | 3 | 60 |
| Capital gains distributions | - | - | - | - | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 735 | 9 | 1,338 | 3 | 62 |
| Net unrealized appreciation (depreciation) of investments | 1,983 | 192 | 6,588 | 35 | 21 |
| Net realized and unrealized gain (loss) on investments | 2,718 | 201 | 7,926 | 38 | 83 |
| Net increase (decrease) in net assets resulting from operations | $ 2,756 | $ 207 | $ 8,107 | $ 38 | $ 84 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S | ING Russell™ Mid Cap Index Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I | ING Small Company Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 77 | $ 48 | $ 375 | $ 228 | $ 706 |
| Expenses: | | | | | |
| Mortality expense risk charges | 53 | 63 | 244 | 157 | 1,338 |
| Total expenses | 53 | 63 | 244 | 157 | 1,338 |
| Net investment income (loss) | 24 | (15) | 131 | 71 | (632) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 420 | 541 | 1,407 | 587 | 860 |
| Capital gains distributions | 36 | - | 939 | 576 | 10,987 |
| Total realized gain (loss) on investments and capital gains distributions | 456 | 541 | 2,346 | 1,163 | 11,847 |
| Net unrealized appreciation (depreciation) of investments | 881 | 1,487 | 7,141 | 4,457 | 32,065 |
| Net realized and unrealized gain (loss) on investments | 1,337 | 2,028 | 9,487 | 5,620 | 43,912 |
| Net increase (decrease) in net assets resulting from operations | $ 1,361 | $ 2,013 | $ 9,618 | $ 5,691 | $ 43,280 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Small Company Portfolio - Class S | ING U.S. Bond Index Portfolio - Class I | ING International Value Portfolio - Class I | ING International Value Portfolio - Class S | ING MidCap Opportunities Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1 | $ 199 | $ 1,587 | $ 5 | $ 34 |
| Expenses: | | | | | |
| Mortality expense risk charges | 1 | 92 | 442 | 1 | 884 |
| Total expenses | 1 | 92 | 442 | 1 | 884 |
| Net investment income (loss) | - | 107 | 1,145 | 4 | (850) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | (125) | (5,597) | (2) | 5,484 |
| Capital gains distributions | 20 | 110 | - | - | 2,444 |
| Total realized gain (loss) on investments and capital gains distributions | 22 | (15) | (5,597) | (2) | 7,928 |
| Net unrealized appreciation (depreciation) of investments | 57 | (464) | 15,690 | 38 | 16,439 |
| Net realized and unrealized gain (loss) on investments | 79 | (479) | 10,093 | 36 | 24,367 |
| Net increase (decrease) in net assets resulting from operations | $ 79 | $ (372) | $ 11,238 | $ 40 | $ 23,517 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2013
### *(Dollars in thousands)*

| | ING MidCap Opportunities Portfolio - Class S | ING SmallCap Opportunities Portfolio - Class I | ING SmallCap Opportunities Portfolio - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Enterprise Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ 3 | $ 1 |
| Expenses: | | | | | |
| Mortality expense risk charges | 9 | 305 | - | 2 | 4 |
| Total expenses | 9 | 305 | - | 2 | 4 |
| Net investment income (loss) | (9) | (305) | - | 1 | (3) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 317 | 3,102 | 4 | 3 | 33 |
| Capital gains distributions | 43 | 2,064 | 6 | 7 | - |
| Total realized gain (loss) on investments and capital gains distributions | 360 | 5,166 | 10 | 10 | 33 |
| Net unrealized appreciation (depreciation) of investments | 67 | 6,273 | 20 | 13 | 53 |
| Net realized and unrealized gain (loss) on investments | 427 | 11,439 | 30 | 23 | 86 |
| Net increase (decrease) in net assets resulting from operations | $ 418 | $ 11,134 | $ 30 | $ 24 | $ 83 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Global Research Portfolio - Institutional Shares | Janus Aspen Series Janus Portfolio - Institutional Shares | JPMorgan Government Bond Fund - Select Class | Lazard Emerging Markets Equity Portfolio - Open Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 2 | $ 2 | $ 1 | $ 7 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | - | 2 | 1 | 2 | - |
| Total expenses | - | 2 | 1 | 2 | - |
| Net investment income (loss) | 2 | - | - | 5 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 1 | 2 | (7) | - |
| Capital gains distributions | 1 | - | - | 1 | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 1 | 2 | (6) | - |
| Net unrealized appreciation (depreciation) of investments | (2) | 34 | 17 | (15) | - |
| Net realized and unrealized gain (loss) on investments | (1) | 35 | 19 | (21) | - |
| Net increase (decrease) in net assets resulting from operations | $ 1 | $ 35 | $ 19 | $ (16) | $ - |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2013**
*(Dollars in thousands)*

| | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class | Lord Abbett Developing Growth Fund - Class A | Lord Abbett Core Fixed Income Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 13 | $ - | $ 3 | $ - | $ 1 |
| Expenses: | | | | | |
| Mortality expense risk charges | 29 | 3 | 126 | 2 | 1 |
| Total expenses | 29 | 3 | 126 | 2 | 1 |
| Net investment income (loss) | (16) | (3) | (123) | (2) | - |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 296 | 13 | 552 | 3 | - |
| Capital gains distributions | - | 36 | 1,272 | 43 | - |
| Total realized gain (loss) on investments and capital gains distributions | 296 | 49 | 1,824 | 46 | - |
| Net unrealized appreciation (depreciation) of investments | 936 | 40 | 2,154 | 36 | (2) |
| Net realized and unrealized gain (loss) on investments | 1,232 | 89 | 3,978 | 82 | (2) |
| Net increase (decrease) in net assets resulting from operations | $ 1,216 | $ 86 | $ 3,855 | $ 80 | $ (2) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Lord Abbett Mid Cap Stock Fund - Class A | Lord Abbett SmallCap Value Fund - Class A | Lord Abbett Fundamental Equity Fund - Class A | Lord Abbett Series Fund MidCap Stock Portfolio - Class VC | MainStay Large Cap Growth Fund - Class R3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 4 | $ - | $ 1 | $ 405 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 8 | 12 | 2 | 942 | - |
| Total expenses | 8 | 12 | 2 | 942 | - |
| Net investment income (loss) | (4) | (12) | (1) | (537) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 151 | 74 | 6 | (309) | 2 |
| Capital gains distributions | - | 326 | 37 | - | 30 |
| Total realized gain (loss) on investments and capital gains distributions | 151 | 400 | 43 | (309) | 32 |
| Net unrealized appreciation (depreciation) of investments | 101 | (8) | 20 | 26,886 | 127 |
| Net realized and unrealized gain (loss) on investments | 252 | 392 | 63 | 26,577 | 159 |
| Net increase (decrease) in net assets resulting from operations | $ 248 | $ 380 | $ 62 | $ 26,040 | $ 159 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Massachusetts Investors Growth Stock Fund - Class A | Metropolitan West Total Return Bond Fund - Class M Shares | Neuberger Berman Genesis Fund - Trust Class | Neuberger Berman Socially Responsive Fund - Trust Class | New Perspective Fund - Class R-3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 3 | $ 23 | $ 1 | $ 139 | $ 12 |
| Expenses: | | | | | |
| Mortality expense risk charges | 4 | 8 | 1 | 118 | 9 |
| Total expenses | 4 | 8 | 1 | 118 | 9 |
| Net investment income (loss) | (1) | 15 | - | 21 | 3 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 45 | (1) | - | 654 | 240 |
| Capital gains distributions | 7 | 20 | 13 | 1,241 | 109 |
| Total realized gain (loss) on investments and capital gains distributions | 52 | 19 | 13 | 1,895 | 349 |
| Net unrealized appreciation (depreciation) of investments | 88 | (18) | 32 | 1,684 | 177 |
| Net realized and unrealized gain (loss) on investments | 140 | 1 | 45 | 3,579 | 526 |
| Net increase (decrease) in net assets resulting from operations | $ 139 | $ 16 | $ 45 | $ 3,600 | $ 529 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | New Perspective Fund - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Developing Markets Fund - Class Y | Oppenheimer Gold & Special Minerals Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 872 | $ - | $ 267 | $ 172 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 832 | 2 | 2,843 | 166 | - |
| Total expenses | 832 | 2 | 2,843 | 166 | - |
| Net investment income (loss) | 40 | (2) | (2,576) | 6 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (62) | 107 | (4,297) | 496 | (3) |
| Capital gains distributions | 5,123 | 4 | 1,314 | 188 | - |
| Total realized gain (loss) on investments and capital gains distributions | 5,061 | 111 | (2,983) | 684 | (3) |
| Net unrealized appreciation (depreciation) of investments | 18,214 | (49) | 24,650 | 2,350 | (7) |
| Net realized and unrealized gain (loss) on investments | 23,275 | 62 | 21,667 | 3,034 | (10) |
| Net increase (decrease) in net assets resulting from operations | $ 23,315 | $ 60 | $ 19,091 | $ 3,040 | $ (10) |

*The accompanying notes are an integral part of these financial statements.*

| | Oppenheimer International Bond Fund - Class A | Oppenheimer Discovery Mid Cap Growth Fund/VA | Oppenheimer Global Fund/VA | Oppenheimer Global Strategic Income Fund/VA | Oppenheimer Main Street Fund®/VA |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 5 | $ - | $ 3 | $ 5 | $ 1 |
| Expenses: | | | | | |
| Mortality expense risk charges | 1 | 1 | 2 | 1 | 1 |
| Total expenses | 1 | 1 | 2 | 1 | 1 |
| Net investment income (loss) | 4 | (1) | 1 | 4 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2) | 2 | 1 | 1 | 2 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2) | 2 | 1 | 1 | 2 |
| Net unrealized appreciation (depreciation) of investments | (9) | 12 | 55 | (6) | 17 |
| Net realized and unrealized gain (loss) on investments | (11) | 14 | 56 | (5) | 19 |
| Net increase (decrease) in net assets resulting from operations | $ (7) | $ 13 | $ 57 | $ (1) | $ 19 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Oppenheimer Main Street Small Cap Fund®/VA | Parnassus Equity Income Fund - Investor Shares | Pax World Balanced Fund - Individual Investor Class | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income Fund - Class Y |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 142 | $ 60 | $ 387 | $ 2,797 | $ 82 |
| Expenses: | | | | | |
| Mortality expense risk charges | 154 | 31 | 490 | 1,715 | 29 |
| Total expenses | 154 | 31 | 490 | 1,715 | 29 |
| Net investment income (loss) | (12) | 29 | (103) | 1,082 | 53 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 985 | 99 | 100 | 7,260 | 34 |
| Capital gains distributions | 187 | 314 | 5,189 | 1,223 | 146 |
| Total realized gain (loss) on investments and capital gains distributions | 1,172 | 413 | 5,289 | 8,483 | 180 |
| Net unrealized appreciation (depreciation) of investments | 4,192 | 414 | 1,581 | (31,921) | 441 |
| Net realized and unrealized gain (loss) on investments | 5,364 | 827 | 6,870 | (23,438) | 621 |
| Net increase (decrease) in net assets resulting from operations | $ 5,352 | $ 856 | $ 6,767 | $ (22,356) | $ 674 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Pioneer High Yield Fund - Class A | Pioneer Strategic Income Fund - Class A | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Columbia Diversified Equity Income Fund - Class K |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 100 | $ 60 | $ 161 | $ 1,587 | $ 130 |
| Expenses: | | | | | |
| Mortality expense risk charges | 13 | 8 | 123 | 295 | 71 |
| Total expenses | 13 | 8 | 123 | 295 | 71 |
| Net investment income (loss) | 87 | 52 | 38 | 1,292 | 59 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 103 | 13 | 340 | (21) | 503 |
| Capital gains distributions | 68 | 19 | - | 1,775 | - |
| Total realized gain (loss) on investments and capital gains distributions | 171 | 32 | 340 | 1,754 | 503 |
| Net unrealized appreciation (depreciation) of investments | (28) | (71) | (913) | 39 | 1,655 |
| Net realized and unrealized gain (loss) on investments | 143 | (39) | (573) | 1,793 | 2,158 |
| Net increase (decrease) in net assets resulting from operations | $ 230 | $ 13 | $ (535) | $ 3,085 | $ 2,217 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2013**
*(Dollars in thousands)*

| | Royce Total Return Fund - K Class | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ - | $ 2 | $ 3 | $ 24 |
| Expenses: | | | | | |
| Mortality expense risk charges | - | 101 | 5 | 3 | 10 |
| Total expenses | - | 101 | 5 | 3 | 10 |
| Net investment income (loss) | - | (101) | (3) | - | 14 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 365 | 80 | 34 | 102 |
| Capital gains distributions | - | 575 | 40 | 15 | 63 |
| Total realized gain (loss) on investments and capital gains distributions | - | 940 | 120 | 49 | 165 |
| Net unrealized appreciation (depreciation) of investments | - | 1,605 | 115 | 30 | 171 |
| Net realized and unrealized gain (loss) on investments | - | 2,545 | 235 | 79 | 336 |
| Net increase (decrease) in net assets resulting from operations | $ - | $ 2,444 | $ 232 | $ 79 | $ 350 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Templeton Global Bond Fund - Advisor Class | Templeton Global Bond Fund - Class A | Thornburg International Value Fund - Class R4 | USAA Precious Metals and Minerals Fund - Adviser Shares | Diversified Value Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1,683 | $ 8,207 | $ - | $ - | $ 2 |
| Expenses: | | | | | |
| Mortality expense risk charges | 179 | 1,992 | - | 64 | 1 |
| Total expenses | 179 | 1,992 | - | 64 | 1 |
| Net investment income (loss) | 1,504 | 6,215 | - | (64) | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (4) | 1,806 | - | (2,926) | - |
| Capital gains distributions | 9 | 47 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 1,853 | - | (2,926) | - |
| Net unrealized appreciation (depreciation) of investments | (907) | (5,834) | 6 | (1,813) | 23 |
| Net realized and unrealized gain (loss) on investments | (902) | (3,981) | 6 | (4,739) | 23 |
| Net increase (decrease) in net assets resulting from operations | $ 602 | $ 2,234 | $ 6 | $ (4,803) | $ 24 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2013
### *(Dollars in thousands)*

| | Equity Income Portfolio | Small Company Growth Portfolio | Victory Small Company Opportunity Fund - Class R | Wanger International | Wanger Select |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 12 | $ - | $ - | $ 1,082 | $ 252 |
| Expenses: | | | | | |
| Mortality expense risk charges | 4 | - | - | 323 | 734 |
| Total expenses | 4 | - | - | 323 | 734 |
| Net investment income (loss) | 8 | - | - | 759 | (482) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 87 | 7 | - | 1,101 | 1,217 |
| Capital gains distributions | - | 2 | 1 | 2,753 | 1,276 |
| Total realized gain (loss) on investments and capital gains distributions | 87 | 9 | 1 | 3,854 | 2,493 |
| Net unrealized appreciation (depreciation) of investments | (2) | 2 | 3 | 3,215 | 23,722 |
| Net realized and unrealized gain (loss) on investments | 85 | 11 | 4 | 7,069 | 26,215 |
| Net increase (decrease) in net assets resulting from operations | $ 93 | $ 11 | $ 4 | $ 7,828 | $ 25,733 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Wanger USA | Washington Mutual Investors Fund - Class R-3 | Washington Mutual Investors Fund - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A | Wells Fargo Advantage Special Small Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 91 | $ 90 | $ 2,511 | $ - | $ 125 |
| Expenses: | | | | | |
| Mortality expense risk charges | 508 | 22 | 1,101 | 1 | 1,146 |
| Total expenses | 508 | 22 | 1,101 | 1 | 1,146 |
| Net investment income (loss) | (417) | 68 | 1,410 | (1) | (1,021) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,131 | 302 | 1,611 | 20 | 214 |
| Capital gains distributions | 5,803 | 92 | 2,302 | 11 | 6,994 |
| Total realized gain (loss) on investments and capital gains distributions | 6,934 | 394 | 3,913 | 31 | 7,208 |
| Net unrealized appreciation (depreciation) of investments | 12,172 | 730 | 23,143 | (12) | 26,823 |
| Net realized and unrealized gain (loss) on investments | 19,106 | 1,124 | 27,056 | 19 | 34,031 |
| Net increase (decrease) in net assets resulting from operations | $ 18,689 | $ 1,192 | $ 28,466 | $ 18 | $ 33,010 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Invesco Mid Cap Core Equity Fund - Class A | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 | Invesco Endeavor Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 4,891 | $ 32 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (20) | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 442 | 8 | - | 3 |
| Net unrealized appreciation (depreciation) of investments | 17 | (3) | - | (1) |
| Net increase (decrease) in net assets resulting from operations | 439 | 5 | - | 2 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (778) | (11) | 30 | 34 |
| Increase (decrease) in net assets derived from principal transactions | (778) | (11) | 30 | 34 |
| Total increase (decrease) in net assets | (339) | (6) | 30 | 36 |
| **Net assets at December 31, 2012** | 4,552 | 26 | 30 | 36 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (45) | - | 2 | - |
| Total realized gain (loss) on investments and capital gains distributions | 698 | 3 | 1 | 6 |
| Net unrealized appreciation (depreciation) of investments | 553 | 7 | 18 | 6 |
| Net increase (decrease) in net assets resulting from operations | 1,206 | 10 | 21 | 12 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,184) | 2 | 166 | 15 |
| Increase (decrease) in net assets derived from principal transactions | (1,184) | 2 | 166 | 15 |
| Total increase (decrease) in net assets | 22 | 12 | 187 | 27 |
| **Net assets at December 31, 2013** | $ 4,574 | $ 38 | $ 217 | $ 63 |

*The accompanying notes are an integral part of these financial statements.*

126

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | Invesco Global Health Care Fund - Investor Class | Invesco Small Cap Value Fund - Class A | Invesco V.I. American Franchise Fund - Series I Shares | Invesco V.I. Core Equity Fund - Series I Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 176 | $ 82 | $ - | $ 34,790 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (1) | (138) | (24) |
| Total realized gain (loss) on investments and capital gains distributions | 27 | 13 | (115) | 725 |
| Net unrealized appreciation (depreciation) of investments | 12 | 6 | (476) | 3,530 |
| Net increase (decrease) in net assets resulting from operations | 38 | 18 | (729) | 4,231 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 20 | 41 | 20,484 | (4,339) |
| Increase (decrease) in net assets derived from principal transactions | 20 | 41 | 20,484 | (4,339) |
| Total increase (decrease) in net assets | 58 | 59 | 19,755 | (108) |
| **Net assets at December 31, 2012** | 234 | 141 | 19,755 | 34,682 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (2) | (129) | 131 |
| Total realized gain (loss) on investments and capital gains distributions | 41 | 26 | 349 | 1,550 |
| Net unrealized appreciation (depreciation) of investments | 59 | 56 | 7,115 | 7,604 |
| Net increase (decrease) in net assets resulting from operations | 99 | 80 | 7,335 | 9,285 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 23 | 97 | (1,025) | (3,816) |
| Increase (decrease) in net assets derived from principal transactions | 23 | 97 | (1,025) | (3,816) |
| Total increase (decrease) in net assets | 122 | 177 | 6,310 | 5,469 |
| **Net assets at December 31, 2013** | $ 356 | $ 318 | $ 26,065 | $ 40,151 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Alger Capital Appreciation Fund - Class A | Alger Green Fund - Class A | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $          - | $     1,622 | $        172 | $        473 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | (17) | - | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 45 | 9 | 11 |
| Net unrealized appreciation (depreciation) of investments | 10 | 207 | 19 | 63 |
| Net increase (decrease) in net assets resulting from operations | 14 | 235 | 28 | 76 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 478 | 173 | 1 | (73) |
| Increase (decrease) in net assets derived from principal transactions | 478 | 173 | 1 | (73) |
| Total increase (decrease) in net assets | 492 | 408 | 29 | 3 |
| **Net assets at December 31, 2012** | 492 | 2,030 | 201 | 476 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (33) | (1) | - |
| Total realized gain (loss) on investments and capital gains distributions | 49 | 417 | 38 | 66 |
| Net unrealized appreciation (depreciation) of investments | 127 | 492 | 14 | 87 |
| Net increase (decrease) in net assets resulting from operations | 174 | 876 | 51 | 153 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 57 | 1,306 | (69) | 45 |
| Increase (decrease) in net assets derived from principal transactions | 57 | 1,306 | (69) | 45 |
| Total increase (decrease) in net assets | 231 | 2,182 | (18) | 198 |
| **Net assets at December 31, 2013** | $        723 | $     4,212 | $        183 | $        674 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | AllianzGI NFJ Dividend Value Fund - Class A | AllianzGI NFJ Large-Cap Value Fund - Institutional Class | AllianzGI NFJ Small-Cap Value Fund - Class A | Amana Growth Fund |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 179 | $ 3,063 | $ 395 | $ 27,822 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 40 | 1 | (229) |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 358 | 61 | 726 |
| Net unrealized appreciation (depreciation) of investments | 16 | (45) | (27) | 2,456 |
| Net increase (decrease) in net assets resulting from operations | 22 | 353 | 35 | 2,953 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5 | (3,381) | (30) | 4,614 |
| Increase (decrease) in net assets derived from principal transactions | 5 | (3,381) | (30) | 4,614 |
| Total increase (decrease) in net assets | 27 | (3,028) | 5 | 7,567 |
| **Net assets at December 31, 2012** | 206 | 35 | 400 | 35,389 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 1 | 1 | (135) |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 4 | 66 | 2,988 |
| Net unrealized appreciation (depreciation) of investments | 44 | 5 | 63 | 4,468 |
| Net increase (decrease) in net assets resulting from operations | 56 | 10 | 130 | 7,321 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (16) | (20) | 54 | (2,949) |
| Increase (decrease) in net assets derived from principal transactions | (16) | (20) | 54 | (2,949) |
| Total increase (decrease) in net assets | 40 | (10) | 184 | 4,372 |
| **Net assets at December 31, 2013** | $ 246 | $ 25 | $ 584 | $ 39,761 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | Amana Income Fund | American Balanced Fund® - Class R-3 | American Century Inflation- Adjusted Bond Fund - Investor Class | American Century Income & Growth Fund - A Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 40,417 | $ 5,726 | $ 43,588 | $ 5,331 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 338 | 60 | 657 | 48 |
| Total realized gain (loss) on investments and capital gains distributions | 722 | 27 | 1,442 | (134) |
| Net unrealized appreciation (depreciation) of investments | 2,751 | 640 | 491 | 800 |
| Net increase (decrease) in net assets resulting from operations | 3,811 | 727 | 2,590 | 714 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 7,737 | (682) | 8,410 | 329 |
| Increase (decrease) in net assets derived from principal transactions | 7,737 | (682) | 8,410 | 329 |
| Total increase (decrease) in net assets | 11,548 | 45 | 11,000 | 1,043 |
| **Net assets at December 31, 2012** | 51,965 | 5,771 | 54,588 | 6,374 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 371 | 54 | 62 | 71 |
| Total realized gain (loss) on investments and capital gains distributions | 1,879 | 119 | 1,097 | (51) |
| Net unrealized appreciation (depreciation) of investments | 13,098 | 1,055 | (5,842) | 2,269 |
| Net increase (decrease) in net assets resulting from operations | 15,348 | 1,228 | (4,683) | 2,289 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5,113 | 354 | (17,045) | 986 |
| Increase (decrease) in net assets derived from principal transactions | 5,113 | 354 | (17,045) | 986 |
| Total increase (decrease) in net assets | 20,461 | 1,582 | (21,728) | 3,275 |
| **Net assets at December 31, 2013** | $ 72,426 | $ 7,353 | $ 32,860 | $ 9,649 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Fundamental Investors - Class R-3 | Fundamental Investors - Class R-4 | American Funds American Mutual Fund® - Class R-4 | Ariel Appreciation Fund - Investor Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 1,093 | $ 32,351 | $ 6 | $ 679 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 135 | 1 | - |
| Total realized gain (loss) on investments and capital gains distributions | 55 | 1,817 | - | 160 |
| Net unrealized appreciation (depreciation) of investments | 117 | 3,203 | 1 | (31) |
| Net increase (decrease) in net assets resulting from operations | 178 | 5,155 | 2 | 129 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (68) | (222) | 53 | 58 |
| Increase (decrease) in net assets derived from principal transactions | (68) | (222) | 53 | 58 |
| Total increase (decrease) in net assets | 110 | 4,933 | 55 | 187 |
| **Net assets at December 31, 2012** | 1,203 | 37,284 | 61 | 866 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 10 | 218 | 7 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 108 | 3,287 | 22 | 205 |
| Net unrealized appreciation (depreciation) of investments | 312 | 8,071 | 51 | 105 |
| Net increase (decrease) in net assets resulting from operations | 430 | 11,576 | 80 | 309 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 303 | 2,336 | 747 | (435) |
| Increase (decrease) in net assets derived from principal transactions | 303 | 2,336 | 747 | (435) |
| Total increase (decrease) in net assets | 733 | 13,912 | 827 | (126) |
| **Net assets at December 31, 2013** | $ 1,936 | $ 51,196 | $ 888 | $ 740 |

*The accompanying notes are an integral part of these financial statements.*

131

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Ariel Fund - Investor Class | Artisan International Fund - Investor Shares | Aston/Fairpointe Mid Cap Fund - Class N | BlackRock Equity Dividend Fund - Investor A Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 3,064 | $ 2,674 | $ 5,556 | $ 487 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | 16 | 5 | 12 |
| Total realized gain (loss) on investments and capital gains distributions | (59) | 76 | 293 | 16 |
| Net unrealized appreciation (depreciation) of investments | 614 | 680 | 661 | 51 |
| Net increase (decrease) in net assets resulting from operations | 553 | 772 | 959 | 79 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (289) | 1,597 | 2,377 | 448 |
| Increase (decrease) in net assets derived from principal transactions | (289) | 1,597 | 2,377 | 448 |
| Total increase (decrease) in net assets | 264 | 2,369 | 3,336 | 527 |
| **Net assets at December 31, 2012** | 3,328 | 5,043 | 8,892 | 1,014 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (26) | 12 | (184) | 13 |
| Total realized gain (loss) on investments and capital gains distributions | 726 | 439 | 3,506 | 33 |
| Net unrealized appreciation (depreciation) of investments | 1,692 | 1,143 | 3,023 | 210 |
| Net increase (decrease) in net assets resulting from operations | 2,392 | 1,594 | 6,345 | 256 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4,847 | 3,647 | 18,198 | 164 |
| Increase (decrease) in net assets derived from principal transactions | 4,847 | 3,647 | 18,198 | 164 |
| Total increase (decrease) in net assets | 7,239 | 5,241 | 24,543 | 420 |
| **Net assets at December 31, 2013** | $ 10,567 | $ 10,284 | $ 33,435 | $ 1,434 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | Bond Fund of America - Class R-4 | Calvert VP SRI Balanced Portfolio | Capital World Growth & Income Fund[SM], Inc. - Class R-3 |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 7,480 | $ 9,219 | $ 44,041 | $ 415 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (60) | 162 | 79 | 7 |
| Total realized gain (loss) on investments and capital gains distributions | 425 | 99 | 275 | 6 |
| Net unrealized appreciation (depreciation) of investments | 654 | 214 | 3,725 | 62 |
| Net increase (decrease) in net assets resulting from operations | 1,019 | 475 | 4,079 | 75 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,265 | 1,260 | (1,946) | 23 |
| Increase (decrease) in net assets derived from principal transactions | 1,265 | 1,260 | (1,946) | 23 |
| Total increase (decrease) in net assets | 2,284 | 1,735 | 2,133 | 98 |
| **Net assets at December 31, 2012** | 9,764 | 10,954 | 46,174 | 513 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (77) | 135 | (2) | 10 |
| Total realized gain (loss) on investments and capital gains distributions | 1,976 | 141 | 5,099 | 12 |
| Net unrealized appreciation (depreciation) of investments | 1,750 | (591) | 2,569 | 104 |
| Net increase (decrease) in net assets resulting from operations | 3,649 | (315) | 7,666 | 126 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,703 | (1,395) | (1,140) | 46 |
| Increase (decrease) in net assets derived from principal transactions | 2,703 | (1,395) | (1,140) | 46 |
| Total increase (decrease) in net assets | 6,352 | (1,710) | 6,526 | 172 |
| **Net assets at December 31, 2013** | $ 16,116 | $ 9,244 | $ 52,700 | $ 685 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | Cohen & Steers Realty Shares | Columbia<sup>SM</sup> Acorn Fund® - Class A | Columbia<sup>SM</sup> Acorn Fund® - Class Z | Columbia Mid Cap Value Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 677 | $ 69 | $ 10,848 | $ 3,805 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 20 | (1) | - | (9) |
| Total realized gain (loss) on investments and capital gains distributions | 211 | 5 | 740 | 344 |
| Net unrealized appreciation (depreciation) of investments | (80) | 7 | 476 | 236 |
| Net increase (decrease) in net assets resulting from operations | 151 | 11 | 1,216 | 571 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,310 | 5 | (12,025) | (255) |
| Increase (decrease) in net assets derived from principal transactions | 1,310 | 5 | (12,025) | (255) |
| Total increase (decrease) in net assets | 1,461 | 16 | (10,809) | 316 |
| **Net assets at December 31, 2012** | 2,138 | 85 | 39 | 4,121 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 36 | (1) | (1) | (27) |
| Total realized gain (loss) on investments and capital gains distributions | 118 | 8 | 3 | 1,265 |
| Net unrealized appreciation (depreciation) of investments | (144) | 17 | 9 | 222 |
| Net increase (decrease) in net assets resulting from operations | 10 | 24 | 11 | 1,460 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 286 | (6) | 4 | 399 |
| Increase (decrease) in net assets derived from principal transactions | 286 | (6) | 4 | 399 |
| Total increase (decrease) in net assets | 296 | 18 | 15 | 1,859 |
| **Net assets at December 31, 2013** | $ 2,434 | $ 103 | $ 54 | $ 5,980 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | Columbia Mid Cap Value Fund - Class Z | CRM Mid Cap Value Fund - Investor Shares | Delaware Diversified Income Fund - Class A | Delaware Small Cap Value Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 5,363 | $ 216 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 20 | - | 3 | - |
| Total realized gain (loss) on investments and capital gains distributions | 389 | 5 | 7 | - |
| Net unrealized appreciation (depreciation) of investments | 103 | 28 | (8) | - |
| Net increase (decrease) in net assets resulting from operations | 512 | 33 | 2 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5,874) | (17) | 799 | - |
| Increase (decrease) in net assets derived from principal transactions | (5,874) | (17) | 799 | - |
| Total increase (decrease) in net assets | (5,362) | 16 | 801 | - |
| **Net assets at December 31, 2012** | 1 | 232 | 801 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1) | 41 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 51 | (48) | 2 |
| Net unrealized appreciation (depreciation) of investments | - | 25 | (34) | 6 |
| Net increase (decrease) in net assets resulting from operations | - | 75 | (41) | 8 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1 | 6 | 1,127 | 101 |
| Increase (decrease) in net assets derived from principal transactions | 1 | 6 | 1,127 | 101 |
| Total increase (decrease) in net assets | 1 | 81 | 1,086 | 109 |
| **Net assets at December 31, 2013** | $ 2 | $ 313 | $ 1,887 | $ 109 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund | DWS Equity 500 Index Fund - Class S | Eaton Vance Large-Cap Value Fund - Class R |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 136 | $ 24 | $ 400 | $ 46 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | - | 4 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (4) | 1 | 2 | 1 |
| Net unrealized appreciation (depreciation) of investments | 34 | 3 | 53 | 8 |
| Net increase (decrease) in net assets resulting from operations | 33 | 4 | 59 | 10 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 55 | - | 32 | 42 |
| Increase (decrease) in net assets derived from principal transactions | 55 | - | 32 | 42 |
| Total increase (decrease) in net assets | 88 | 4 | 91 | 52 |
| **Net assets at December 31, 2012** | 224 | 28 | 491 | 98 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | - | 5 | - |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 6 | 5 | 17 |
| Net unrealized appreciation (depreciation) of investments | 56 | 15 | 145 | 13 |
| Net increase (decrease) in net assets resulting from operations | 67 | 21 | 155 | 30 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 89 | 79 | 30 | 3 |
| Increase (decrease) in net assets derived from principal transactions | 89 | 79 | 30 | 3 |
| Total increase (decrease) in net assets | 156 | 100 | 185 | 33 |
| **Net assets at December 31, 2013** | $ 380 | $ 128 | $ 676 | $ 131 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Fidelity® Advisor New Insights Fund - Institutional Class | Fidelity® VIP Equity-Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 9,736 | $ 235,342 | $ 259 | $ 256,279 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 78 | 2,371 | (5) | 5,496 |
| Total realized gain (loss) on investments and capital gains distributions | (1,099) | (3,415) | 7 | 10,716 |
| Net unrealized appreciation (depreciation) of investments | 2,429 | 43,042 | 41 | 23,385 |
| Net increase (decrease) in net assets resulting from operations | 1,408 | 41,998 | 43 | 39,597 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,394) | (8,726) | 163 | (31,324) |
| Increase (decrease) in net assets derived from principal transactions | (2,394) | (8,726) | 163 | (31,324) |
| Total increase (decrease) in net assets | (986) | 33,272 | 206 | 8,273 |
| **Net assets at December 31, 2012** | 8,750 | 268,614 | 465 | 264,552 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 13 | 459 | (7) | 4,268 |
| Total realized gain (loss) on investments and capital gains distributions | 892 | (691) | 113 | 17,227 |
| Net unrealized appreciation (depreciation) of investments | 555 | 51,226 | 55 | 47,229 |
| Net increase (decrease) in net assets resulting from operations | 1,460 | 50,994 | 161 | 68,724 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,548) | (4,948) | 103 | (26,669) |
| Increase (decrease) in net assets derived from principal transactions | (1,548) | (4,948) | 103 | (26,669) |
| Total increase (decrease) in net assets | (88) | 46,046 | 264 | 42,055 |
| **Net assets at December 31, 2013** | $ 8,662 | $ 314,660 | $ 729 | $ 306,607 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 214,512 | $ 9,729 | $ 27,985 | $ 988,331 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (877) | 562 | 276 | 4,722 |
| Total realized gain (loss) on investments and capital gains distributions | 2,742 | 378 | (2,636) | 10,447 |
| Net unrealized appreciation (depreciation) of investments | 26,800 | 392 | 7,492 | 134,125 |
| Net increase (decrease) in net assets resulting from operations | 28,665 | 1,332 | 5,132 | 149,294 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (18,100) | 1,106 | (3,738) | (52,156) |
| Increase (decrease) in net assets derived from principal transactions | (18,100) | 1,106 | (3,738) | (52,156) |
| Total increase (decrease) in net assets | 10,565 | 2,438 | 1,394 | 97,138 |
| **Net assets at December 31, 2012** | 225,077 | 12,167 | 29,379 | 1,085,469 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,690) | 520 | 143 | 1,964 |
| Total realized gain (loss) on investments and capital gains distributions | 10,773 | 315 | (1,965) | 23,779 |
| Net unrealized appreciation (depreciation) of investments | 65,870 | (312) | 10,114 | 291,519 |
| Net increase (decrease) in net assets resulting from operations | 74,953 | 523 | 8,292 | 317,262 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (25,029) | (1,336) | (1,359) | (82,018) |
| Increase (decrease) in net assets derived from principal transactions | (25,029) | (1,336) | (1,359) | (82,018) |
| Total increase (decrease) in net assets | 49,924 | (813) | 6,933 | 235,244 |
| **Net assets at December 31, 2013** | $ 275,001 | $ 11,354 | $ 36,312 | $ 1,320,713 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager Portfolio - Initial Class | Mutual Global Discovery Fund - Class R |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 103,342 | $ 18,110 | $ 20,844 | $ 2,800 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,184 | 127 | 111 | 18 |
| Total realized gain (loss) on investments and capital gains distributions | 3,514 | 1,280 | 243 | 350 |
| Net unrealized appreciation (depreciation) of investments | 10,383 | 1,266 | 1,971 | (55) |
| Net increase (decrease) in net assets resulting from operations | 15,081 | 2,673 | 2,325 | 313 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,664) | (184) | (577) | (694) |
| Increase (decrease) in net assets derived from principal transactions | (2,664) | (184) | (577) | (694) |
| Total increase (decrease) in net assets | 12,417 | 2,489 | 1,748 | (381) |
| **Net assets at December 31, 2012** | 115,759 | 20,599 | 22,592 | 2,419 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,072 | 127 | 97 | 17 |
| Total realized gain (loss) on investments and capital gains distributions | 4,779 | 3,793 | 428 | 319 |
| Net unrealized appreciation (depreciation) of investments | 30,085 | 3,481 | 2,542 | 210 |
| Net increase (decrease) in net assets resulting from operations | 35,936 | 7,401 | 3,067 | 546 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,981 | (145) | (2,409) | (355) |
| Increase (decrease) in net assets derived from principal transactions | 1,981 | (145) | (2,409) | (355) |
| Total increase (decrease) in net assets | 37,917 | 7,256 | 658 | 191 |
| **Net assets at December 31, 2013** | $ 153,676 | $ 27,855 | $ 23,250 | $ 2,610 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | Growth Fund of America - Class R-3 | Growth Fund of America - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 673 | $ 109,148 | $ 14,365 | $ 271,700 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | (88) | (28) | (491) |
| Total realized gain (loss) on investments and capital gains distributions | 108 | (2,989) | (191) | 2,413 |
| Net unrealized appreciation (depreciation) of investments | (28) | 20,357 | 2,681 | 48,646 |
| Net increase (decrease) in net assets resulting from operations | 76 | 17,280 | 2,462 | 50,568 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (196) | (16,316) | (4,454) | (35,110) |
| Increase (decrease) in net assets derived from principal transactions | (196) | (16,316) | (4,454) | (35,110) |
| Total increase (decrease) in net assets | (120) | 964 | (1,992) | 15,458 |
| **Net assets at December 31, 2012** | 553 | 110,112 | 12,373 | 287,158 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | 497 | (81) | (1,953) |
| Total realized gain (loss) on investments and capital gains distributions | 156 | 4,350 | 1,965 | 27,868 |
| Net unrealized appreciation (depreciation) of investments | 59 | 33,299 | 2,073 | 65,718 |
| Net increase (decrease) in net assets resulting from operations | 211 | 38,146 | 3,957 | 91,633 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5) | (4,257) | (416) | (14,877) |
| Increase (decrease) in net assets derived from principal transactions | (5) | (4,257) | (416) | (14,877) |
| Total increase (decrease) in net assets | 206 | 33,889 | 3,541 | 76,756 |
| **Net assets at December 31, 2013** | $ 759 | $ 144,001 | $ 15,914 | $ 363,914 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | The Hartford Capital Appreciation Fund - Class R4 | The Hartford Dividend And Growth Fund - Class R4 | Income Fund of America - Class R-3 | ING Balanced Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 173 | $ 28 | $ 2,121 | $ 299,261 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 2 | 55 | 6,116 |
| Total realized gain (loss) on investments and capital gains distributions | (7) | 6 | 104 | 658 |
| Net unrealized appreciation (depreciation) of investments | 40 | 1 | 53 | 28,971 |
| Net increase (decrease) in net assets resulting from operations | 33 | 9 | 212 | 35,745 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (47) | 224 | (348) | (29,746) |
| Increase (decrease) in net assets derived from principal transactions | (47) | 224 | (348) | (29,746) |
| Total increase (decrease) in net assets | (14) | 233 | (136) | 5,999 |
| **Net assets at December 31, 2012** | 159 | 261 | 1,985 | 305,260 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 2 | 53 | 3,429 |
| Total realized gain (loss) on investments and capital gains distributions | 72 | 73 | 82 | 3,552 |
| Net unrealized appreciation (depreciation) of investments | (9) | (2) | 207 | 37,873 |
| Net increase (decrease) in net assets resulting from operations | 62 | 73 | 342 | 44,854 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (221) | (330) | 65 | (33,009) |
| Increase (decrease) in net assets derived from principal transactions | (221) | (330) | 65 | (33,009) |
| Total increase (decrease) in net assets | (159) | (257) | 407 | 11,845 |
| **Net assets at December 31, 2013** | $ - | $ 4 | $ 2,392 | $ 317,105 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2013 and 2012
### *(Dollars in thousands)*

|  | ING Growth Opportunities Fund - Class A | ING Large Cap Value Fund - Class A | ING MidCap Opportunities Fund - Class A | ING Real Estate Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ - | $ - | $ - | $ 2,098 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | 34 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | 310 |
| Net unrealized appreciation (depreciation) of investments | - | - | - | (47) |
| Net increase (decrease) in net assets resulting from operations | - | - | - | 297 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 63 | - | - | (441) |
| Increase (decrease) in net assets derived from principal transactions | 63 | - | - | (441) |
| Total increase (decrease) in net assets | 63 | - | - | (144) |
| **Net assets at December 31, 2012** | 63 | - | - | 1,954 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | - | 34 |
| Total realized gain (loss) on investments and capital gains distributions | 6 | - | - | 164 |
| Net unrealized appreciation (depreciation) of investments | 16 | - | - | (180) |
| Net increase (decrease) in net assets resulting from operations | 21 | - | - | 18 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 23 | 6 | 1 | (64) |
| Increase (decrease) in net assets derived from principal transactions | 23 | 6 | 1 | (64) |
| Total increase (decrease) in net assets | 44 | 6 | 1 | (46) |
| **Net assets at December 31, 2013** | $ 107 | $ 6 | $ 1 | $ 1,908 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Value Choice Fund - Class A | ING GNMA Income Fund - Class A | ING Intermediate Bond Fund - Class A | ING Intermediate Bond Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 3 | $ 4,837 | $ 3,356 | $ 386,933 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 131 | 130 | 14,612 |
| Total realized gain (loss) on investments and capital gains distributions | - | 105 | 149 | (1,690) |
| Net unrealized appreciation (depreciation) of investments | - | (133) | (27) | 19,014 |
| Net increase (decrease) in net assets resulting from operations | - | 103 | 252 | 31,936 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1 | (484) | (358) | (10,406) |
| Increase (decrease) in net assets derived from principal transactions | 1 | (484) | (358) | (10,406) |
| Total increase (decrease) in net assets | 1 | (381) | (106) | 21,530 |
| **Net assets at December 31, 2012** | 4 | 4,456 | 3,250 | 408,463 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 108 | 60 | 8,549 |
| Total realized gain (loss) on investments and capital gains distributions | - | (15) | 83 | (1,699) |
| Net unrealized appreciation (depreciation) of investments | 1 | (202) | (197) | (11,051) |
| Net increase (decrease) in net assets resulting from operations | 1 | (109) | (54) | (4,201) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5) | (526) | (1,190) | (56,068) |
| Increase (decrease) in net assets derived from principal transactions | (5) | (526) | (1,190) | (56,068) |
| Total increase (decrease) in net assets | (4) | (635) | (1,244) | (60,269) |
| **Net assets at December 31, 2013** | $ - | $ 3,821 | $ 2,006 | $ 348,194 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Intermediate Bond Portfolio - Class S | ING BlackRock Health Sciences Opportunities Portfolio - Service Class | ING BlackRock Inflation Protected Bond Portfolio - Adviser Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 922 | $ 11,294 | $ 74 | $ 82,025 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 46 | (15) | - | (270) |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 659 | 4 | (1,914) |
| Net unrealized appreciation (depreciation) of investments | 34 | 1,411 | (1) | 13,222 |
| Net increase (decrease) in net assets resulting from operations | 85 | 2,055 | 3 | 11,038 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 195 | 1,120 | 20 | (7,134) |
| Increase (decrease) in net assets derived from principal transactions | 195 | 1,120 | 20 | (7,134) |
| Total increase (decrease) in net assets | 280 | 3,175 | 23 | 3,904 |
| **Net assets at December 31, 2012** | 1,202 | 14,469 | 97 | 85,929 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 28 | (208) | - | 301 |
| Total realized gain (loss) on investments and capital gains distributions | 33 | 3,070 | 3 | (184) |
| Net unrealized appreciation (depreciation) of investments | (69) | 5,179 | (10) | 25,760 |
| Net increase (decrease) in net assets resulting from operations | (8) | 8,041 | (7) | 25,877 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (201) | 10,698 | (25) | (9,822) |
| Increase (decrease) in net assets derived from principal transactions | (201) | 10,698 | (25) | (9,822) |
| Total increase (decrease) in net assets | (209) | 18,739 | (32) | 16,055 |
| **Net assets at December 31, 2013** | $ 993 | $ 33,208 | $ 65 | $ 101,984 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING Clarion Global Real Estate Portfolio - Adviser Class | ING Clarion Global Real Estate Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 551 | $ 261 | $ 2 | $ 55,561 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | (57) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 12 | - | (3) |
| Net unrealized appreciation (depreciation) of investments | 72 | 24 | 1 | 14,659 |
| Net increase (decrease) in net assets resulting from operations | 73 | 36 | 1 | 14,599 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (122) | (3) | 4 | 7,650 |
| Increase (decrease) in net assets derived from principal transactions | (122) | (3) | 4 | 7,650 |
| Total increase (decrease) in net assets | (49) | 33 | 5 | 22,249 |
| **Net assets at December 31, 2012** | 502 | 294 | 7 | 77,810 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 2 | - | 4,122 |
| Total realized gain (loss) on investments and capital gains distributions | 26 | 23 | - | 877 |
| Net unrealized appreciation (depreciation) of investments | 62 | 62 | - | (2,778) |
| Net increase (decrease) in net assets resulting from operations | 90 | 87 | - | 2,221 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (304) | (52) | (1) | 2,568 |
| Increase (decrease) in net assets derived from principal transactions | (304) | (52) | (1) | 2,568 |
| Total increase (decrease) in net assets | (214) | 35 | (1) | 4,789 |
| **Net assets at December 31, 2013** | $ 288 | $ 329 | $ 6 | $ 82,599 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Clarion Real Estate Portfolio - Adviser Class | ING Clarion Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 18 | $ 2,157 | $ 48,009 | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 6 | 68 | 203 |
| Total realized gain (loss) on investments and capital gains distributions | - | 83 | 1,460 | 9 |
| Net unrealized appreciation (depreciation) of investments | 3 | 228 | 5,407 | 747 |
| Net increase (decrease) in net assets resulting from operations | 3 | 317 | 6,935 | 959 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 20 | (171) | (560) | 26,785 |
| Increase (decrease) in net assets derived from principal transactions | 20 | (171) | (560) | 26,785 |
| Total increase (decrease) in net assets | 23 | 146 | 6,375 | 27,744 |
| **Net assets at December 31, 2012** | 41 | 2,303 | 54,384 | 27,744 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 13 | 253 | 92 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 151 | 4,992 | 1,104 |
| Net unrealized appreciation (depreciation) of investments | (1) | (120) | (4,567) | 8,741 |
| Net increase (decrease) in net assets resulting from operations | - | 44 | 678 | 9,937 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3) | (419) | (4,849) | (1,212) |
| Increase (decrease) in net assets derived from principal transactions | (3) | (419) | (4,849) | (1,212) |
| Total increase (decrease) in net assets | (3) | (375) | (4,171) | 8,725 |
| **Net assets at December 31, 2013** | $ 38 | $ 1,928 | $ 50,213 | $ 36,469 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service 2 Class | ING Global Resources Portfolio - Adviser Class | ING Global Resources Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 64,098 | $ 12 | $ 2 | $ 30 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (241) | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 6,808 | - | - | (1) |
| Net unrealized appreciation (depreciation) of investments | 1,405 | 2 | - | - |
| Net increase (decrease) in net assets resulting from operations | 7,972 | 2 | - | (1) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (23,579) | (6) | - | (3) |
| Increase (decrease) in net assets derived from principal transactions | (23,579) | (6) | - | (3) |
| Total increase (decrease) in net assets | (15,607) | (4) | - | (4) |
| **Net assets at December 31, 2012** | 48,491 | 8 | 2 | 26 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (247) | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 3,729 | - | - | - |
| Net unrealized appreciation (depreciation) of investments | 12,595 | 8 | - | 3 |
| Net increase (decrease) in net assets resulting from operations | 16,077 | 8 | - | 3 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,916) | 22 | (1) | (1) |
| Increase (decrease) in net assets derived from principal transactions | (4,916) | 22 | (1) | (1) |
| Total increase (decrease) in net assets | 11,161 | 30 | (1) | 2 |
| **Net assets at December 31, 2013** | $ 59,652 | $ 38 | $ 1 | $ 28 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

|  | ING Global Resources Portfolio - Service Class | ING Invesco Growth and Income Portfolio - Institutional Class | ING Invesco Growth and Income Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 122,291 | $ - | $ 19,901 | $ 286 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (243) | (9) | 246 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (7,450) | 3 | 1,289 | 1 |
| Net unrealized appreciation (depreciation) of investments | 3,008 | 195 | 1,128 | 54 |
| Net increase (decrease) in net assets resulting from operations | (4,685) | 189 | 2,663 | 54 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (15,872) | 6,379 | (4,723) | (33) |
| Increase (decrease) in net assets derived from principal transactions | (15,872) | 6,379 | (4,723) | (33) |
| Total increase (decrease) in net assets | (20,557) | 6,568 | (2,060) | 21 |
| **Net assets at December 31, 2012** | 101,734 | 6,568 | 17,841 | 307 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (61) | 103 | 94 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (7,064) | 163 | 1,502 | 1 |
| Net unrealized appreciation (depreciation) of investments | 18,734 | 2,335 | 4,579 | (18) |
| Net increase (decrease) in net assets resulting from operations | 11,609 | 2,601 | 6,175 | (16) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (15,676) | 3,088 | 1,929 | (26) |
| Increase (decrease) in net assets derived from principal transactions | (15,676) | 3,088 | 1,929 | (26) |
| Total increase (decrease) in net assets | (4,067) | 5,689 | 8,104 | (42) |
| **Net assets at December 31, 2013** | $ 97,667 | $ 12,257 | $ 25,945 | $ 265 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 28,902 | $ 23,894 | $ 9 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (318) | (264) | - | (12) |
| Total realized gain (loss) on investments and capital gains distributions | (562) | (448) | - | 10 |
| Net unrealized appreciation (depreciation) of investments | 5,934 | 4,740 | 2 | 360 |
| Net increase (decrease) in net assets resulting from operations | 5,054 | 4,028 | 2 | 358 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,485) | (1,613) | 5 | 8,655 |
| Increase (decrease) in net assets derived from principal transactions | (1,485) | (1,613) | 5 | 8,655 |
| Total increase (decrease) in net assets | 3,569 | 2,415 | 7 | 9,013 |
| **Net assets at December 31, 2012** | 32,471 | 26,309 | 16 | 9,013 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 22 | (37) | - | 72 |
| Total realized gain (loss) on investments and capital gains distributions | 2,441 | 2,606 | - | 683 |
| Net unrealized appreciation (depreciation) of investments | (4,555) | (4,249) | 5 | 3,736 |
| Net increase (decrease) in net assets resulting from operations | (2,092) | (1,680) | 5 | 4,491 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (6,137) | (4,185) | 1 | 5,965 |
| Increase (decrease) in net assets derived from principal transactions | (6,137) | (4,185) | 1 | 5,965 |
| Total increase (decrease) in net assets | (8,229) | (5,865) | 6 | 10,456 |
| **Net assets at December 31, 2013** | $ 24,242 | $ 20,444 | $ 22 | $ 19,469 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING Large Cap Growth Portfolio - Adviser Class | ING Large Cap Growth Portfolio - Institutional Class | ING Large Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 8,714 | $ 113 | $ 133,022 | $ 266 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (58) | - | (646) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 2,108 | 1 | 1,995 | 9 |
| Net unrealized appreciation (depreciation) of investments | (410) | 18 | 22,687 | 28 |
| Net increase (decrease) in net assets resulting from operations | 1,640 | 19 | 24,036 | 36 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,952) | 23 | 36,282 | 36 |
| Increase (decrease) in net assets derived from principal transactions | (1,952) | 23 | 36,282 | 36 |
| Total increase (decrease) in net assets | (312) | 42 | 60,318 | 72 |
| **Net assets at December 31, 2012** | 8,402 | 155 | 193,340 | 338 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (20) | - | (778) | - |
| Total realized gain (loss) on investments and capital gains distributions | 983 | 5 | 6,024 | 87 |
| Net unrealized appreciation (depreciation) of investments | 3,319 | 40 | 53,594 | 200 |
| Net increase (decrease) in net assets resulting from operations | 4,282 | 45 | 58,840 | 287 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5,308 | (13) | 2,412 | 1,347 |
| Increase (decrease) in net assets derived from principal transactions | 5,308 | (13) | 2,412 | 1,347 |
| Total increase (decrease) in net assets | 9,590 | 32 | 61,252 | 1,634 |
| **Net assets at December 31, 2013** | $ 17,992 | $ 187 | $ 254,592 | $ 1,972 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Large Cap Value Portfolio - Adviser Class | ING Large Cap Value Portfolio - Institutional Class | ING Large Cap Value Portfolio - Service Class | ING Limited Maturity Bond Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $          - | $     212,312 | $          821 | $          - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 3,471 | 14 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (1,938) | 19 | - |
| Net unrealized appreciation (depreciation) of investments | - | 26,310 | 65 | - |
| Net increase (decrease) in net assets resulting from operations | - | 27,843 | 98 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | (22,790) | (211) | 17 |
| Increase (decrease) in net assets derived from principal transactions | - | (22,790) | (211) | 17 |
| Total increase (decrease) in net assets | - | 5,053 | (113) | 17 |
| **Net assets at December 31, 2012** | - | 217,365 | 708 | 17 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 3,519 | 12 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 4,284 | 61 | - |
| Net unrealized appreciation (depreciation) of investments | 3 | 61,994 | 169 | - |
| Net increase (decrease) in net assets resulting from operations | 3 | 69,797 | 242 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 26 | 55,179 | 309 | 1 |
| Increase (decrease) in net assets derived from principal transactions | 26 | 55,179 | 309 | 1 |
| Total increase (decrease) in net assets | 29 | 124,976 | 551 | 1 |
| **Net assets at December 31, 2013** | $        29 | $     342,341 | $      1,259 | $        18 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Institutional Class | ING Marsico Growth Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 8,799 | $ 570 | $ 1,120 | $ 55,604 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (30) | (1) | 21 | 946 |
| Total realized gain (loss) on investments and capital gains distributions | 333 | 116 | 9 | (1,062) |
| Net unrealized appreciation (depreciation) of investments | 726 | (41) | 82 | 5,694 |
| Net increase (decrease) in net assets resulting from operations | 1,029 | 74 | 112 | 5,578 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (115) | (547) | (93) | (5,080) |
| Increase (decrease) in net assets derived from principal transactions | (115) | (547) | (93) | (5,080) |
| Total increase (decrease) in net assets | 914 | (473) | 19 | 498 |
| **Net assets at December 31, 2012** | 9,713 | 97 | 1,139 | 56,102 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | - | 20 | 765 |
| Total realized gain (loss) on investments and capital gains distributions | 1,264 | 6 | 83 | (238) |
| Net unrealized appreciation (depreciation) of investments | 2,117 | 21 | 88 | 9,177 |
| Net increase (decrease) in net assets resulting from operations | 3,386 | 27 | 191 | 9,704 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (93) | (25) | (296) | (2,771) |
| Increase (decrease) in net assets derived from principal transactions | (93) | (25) | (296) | (2,771) |
| Total increase (decrease) in net assets | 3,293 | 2 | (105) | 6,933 |
| **Net assets at December 31, 2013** | $ 13,006 | $ 99 | $ 1,034 | $ 63,035 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class | ING Morgan Stanley Global Franchise Portfolio - Adviser Class | ING Multi-Manager Large Cap Core Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 24,886 | $ 42,549 | $ 15 | $ 19,761 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 360 | 972 | 1 | 160 |
| Total realized gain (loss) on investments and capital gains distributions | (436) | (1,005) | 1 | (656) |
| Net unrealized appreciation (depreciation) of investments | 2,548 | 5,203 | 1 | 2,289 |
| Net increase (decrease) in net assets resulting from operations | 2,472 | 5,170 | 3 | 1,793 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,679) | (2,159) | 13 | (1,923) |
| Increase (decrease) in net assets derived from principal transactions | (1,679) | (2,159) | 13 | (1,923) |
| Total increase (decrease) in net assets | 793 | 3,011 | 16 | (130) |
| **Net assets at December 31, 2012** | 25,679 | 45,560 | 31 | 19,631 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 319 | 544 | 1 | 53 |
| Total realized gain (loss) on investments and capital gains distributions | (298) | (117) | 2 | 76 |
| Net unrealized appreciation (depreciation) of investments | 4,398 | 8,167 | 3 | 5,597 |
| Net increase (decrease) in net assets resulting from operations | 4,419 | 8,594 | 6 | 5,726 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,309) | (1,751) | - | (919) |
| Increase (decrease) in net assets derived from principal transactions | (1,309) | (1,751) | - | (919) |
| Total increase (decrease) in net assets | 3,110 | 6,843 | 6 | 4,807 |
| **Net assets at December 31, 2013** | $ 28,789 | $ 52,403 | $ 37 | $ 24,438 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Multi-Manager Large Cap Core Portfolio - Service Class | ING PIMCO High Yield Portfolio - Adviser Class | ING PIMCO High Yield Portfolio - Institutional Class | ING PIMCO High Yield Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 271 | $ 29 | $ 10,100 | $ 23,607 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 2 | 910 | 1,628 |
| Total realized gain (loss) on investments and capital gains distributions | 12 | 1 | 103 | 1,219 |
| Net unrealized appreciation (depreciation) of investments | 10 | 2 | 993 | 740 |
| Net increase (decrease) in net assets resulting from operations | 23 | 5 | 2,006 | 3,587 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (21) | 17 | 16,552 | 3,655 |
| Increase (decrease) in net assets derived from principal transactions | (21) | 17 | 16,552 | 3,655 |
| Total increase (decrease) in net assets | 2 | 22 | 18,558 | 7,242 |
| **Net assets at December 31, 2012** | 273 | 51 | 28,658 | 30,849 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 3 | 1,607 | 1,441 |
| Total realized gain (loss) on investments and capital gains distributions | 10 | 1 | 328 | 417 |
| Net unrealized appreciation (depreciation) of investments | 66 | (1) | (478) | (563) |
| Net increase (decrease) in net assets resulting from operations | 75 | 3 | 1,457 | 1,295 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10) | (8) | 1,000 | (4,805) |
| Increase (decrease) in net assets derived from principal transactions | (10) | (8) | 1,000 | (4,805) |
| Total increase (decrease) in net assets | 65 | (5) | 2,457 | (3,510) |
| **Net assets at December 31, 2013** | $ 338 | $ 46 | $ 31,115 | $ 27,339 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Pioneer Mid Cap Value Portfolio - Adviser Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ - | $ 80,950 | $ 359 | $ 146 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 163 | - | 2 |
| Total realized gain (loss) on investments and capital gains distributions | - | (2,119) | 44 | 5 |
| Net unrealized appreciation (depreciation) of investments | 1 | 9,869 | (12) | 15 |
| Net increase (decrease) in net assets resulting from operations | 1 | 7,913 | 32 | 22 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 22 | (12,837) | (13) | 27 |
| Increase (decrease) in net assets derived from principal transactions | 22 | (12,837) | (13) | 27 |
| Total increase (decrease) in net assets | 23 | (4,924) | 19 | 49 |
| **Net assets at December 31, 2012** | 23 | 76,026 | 378 | 195 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 239 | 1 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 16,419 | 96 | 17 |
| Net unrealized appreciation (depreciation) of investments | (1) | (3,035) | (30) | 28 |
| Net increase (decrease) in net assets resulting from operations | 4 | 13,623 | 67 | 47 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (27) | (89,649) | (445) | 104 |
| Increase (decrease) in net assets derived from principal transactions | (27) | (89,649) | (445) | 104 |
| Total increase (decrease) in net assets | (23) | (76,026) | (378) | 151 |
| **Net assets at December 31, 2013** | $ - | $ - | $ - | $ 346 |

*The accompanying notes are an integral part of these financial statements.*

155

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ - | $ 396,097 | $ 1,447 | $ 100,170 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,564 | 2,330 | 21 | 1,250 |
| Total realized gain (loss) on investments and capital gains distributions | 67 | 6,039 | (13) | (4,005) |
| Net unrealized appreciation (depreciation) of investments | 2,037 | 43,843 | 229 | 18,433 |
| Net increase (decrease) in net assets resulting from operations | 3,668 | 52,212 | 237 | 15,678 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 108,746 | (70,561) | (46) | (11,280) |
| Increase (decrease) in net assets derived from principal transactions | 108,746 | (70,561) | (46) | (11,280) |
| Total increase (decrease) in net assets | 112,414 | (18,349) | 191 | 4,398 |
| **Net assets at December 31, 2012** | 112,414 | 377,748 | 1,638 | 104,568 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,379 | 859 | 17 | 1,028 |
| Total realized gain (loss) on investments and capital gains distributions | 9,700 | 30,663 | 118 | (30) |
| Net unrealized appreciation (depreciation) of investments | 15,535 | 51,011 | 309 | 27,497 |
| Net increase (decrease) in net assets resulting from operations | 26,614 | 82,533 | 444 | 28,495 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 20,691 | 29,213 | (289) | (10,602) |
| Increase (decrease) in net assets derived from principal transactions | 20,691 | 29,213 | (289) | (10,602) |
| Total increase (decrease) in net assets | 47,305 | 111,746 | 155 | 17,893 |
| **Net assets at December 31, 2013** | $ 159,719 | $ 489,494 | $ 1,793 | $ 122,461 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING T. Rowe Price International Stock Portfolio - Adviser Class | ING T. Rowe Price International Stock Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 83 | $ 6,872 | $ 709 | $ 3,825 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (50) | 9 | 34 |
| Total realized gain (loss) on investments and capital gains distributions | - | (186) | (24) | 180 |
| Net unrealized appreciation (depreciation) of investments | 14 | 1,417 | 153 | 564 |
| Net increase (decrease) in net assets resulting from operations | 14 | 1,181 | 138 | 778 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5 | (499) | (6) | 220 |
| Increase (decrease) in net assets derived from principal transactions | 5 | (499) | (6) | 220 |
| Total increase (decrease) in net assets | 19 | 682 | 132 | 998 |
| **Net assets at December 31, 2012** | 102 | 7,554 | 841 | 4,823 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 8 | 7 | 37 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 320 | 122 | 551 |
| Net unrealized appreciation (depreciation) of investments | 12 | 632 | 72 | 963 |
| Net increase (decrease) in net assets resulting from operations | 14 | 960 | 201 | 1,551 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4 | (616) | (229) | 585 |
| Increase (decrease) in net assets derived from principal transactions | 4 | (616) | (229) | 585 |
| Total increase (decrease) in net assets | 18 | 344 | (28) | 2,136 |
| **Net assets at December 31, 2013** | $ 120 | $ 7,898 | $ 813 | $ 6,959 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

|  | ING U.S. Stock Index Portfolio - Institutional Class | ING Money Market Portfolio - Class I | ING Global Real Estate Fund - Class A | ING International Small Cap Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 6,870 | $ 341,904 | $ 63 | $ 1,134 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 135 | (2,376) | 3 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 81 | 1 | 1 | 113 |
| Net unrealized appreciation (depreciation) of investments | 866 | - | 13 | (49) |
| Net increase (decrease) in net assets resulting from operations | 1,082 | (2,375) | 17 | 69 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (52) | (44,242) | 12 | (785) |
| Increase (decrease) in net assets derived from principal transactions | (52) | (44,242) | 12 | (785) |
| Total increase (decrease) in net assets | 1,030 | (46,617) | 29 | (716) |
| **Net assets at December 31, 2012** | 7,900 | 295,287 | 92 | 418 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 228 | (2,221) | 2 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 313 | 53 | 2 | 24 |
| Net unrealized appreciation (depreciation) of investments | 2,506 | - | (1) | 84 |
| Net increase (decrease) in net assets resulting from operations | 3,047 | (2,168) | 3 | 113 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,449 | (11,628) | 40 | (31) |
| Increase (decrease) in net assets derived from principal transactions | 3,449 | (11,628) | 40 | (31) |
| Total increase (decrease) in net assets | 6,496 | (13,796) | 43 | 82 |
| **Net assets at December 31, 2013** | $ 14,396 | $ 281,491 | $ 135 | $ 500 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Initial Class | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Growth Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 110 | $ 5 | $ 44,006 | $ 1,233 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (12) | 198 | (5) |
| Total realized gain (loss) on investments and capital gains distributions | 12 | 12 | 3,584 | 31 |
| Net unrealized appreciation (depreciation) of investments | 4 | 494 | 2,675 | 204 |
| Net increase (decrease) in net assets resulting from operations | 17 | 494 | 6,457 | 230 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (8) | 9,529 | (6,823) | (44) |
| Increase (decrease) in net assets derived from principal transactions | (8) | 9,529 | (6,823) | (44) |
| Total increase (decrease) in net assets | 9 | 10,023 | (366) | 186 |
| **Net assets at December 31, 2012** | 119 | 10,028 | 43,640 | 1,419 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 137 | 192 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 10 | 816 | 4,372 | 711 |
| Net unrealized appreciation (depreciation) of investments | 25 | 3,056 | 8,849 | (382) |
| Net increase (decrease) in net assets resulting from operations | 36 | 4,009 | 13,413 | 331 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (15) | 5,510 | 397 | (1,179) |
| Increase (decrease) in net assets derived from principal transactions | (15) | 5,510 | 397 | (1,179) |
| Total increase (decrease) in net assets | 21 | 9,519 | 13,810 | (848) |
| **Net assets at December 31, 2013** | $ 140 | $ 19,547 | $ 57,450 | $ 571 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2013 and 2012
### *(Dollars in thousands)*

| | ING Baron Growth Portfolio - Service Class | ING Columbia Contrarian Core Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Adviser Class | ING Columbia Small Cap Value II Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 121,607 | $ 11,915 | $ 234 | $ 3,093 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,054) | (82) | - | (23) |
| Total realized gain (loss) on investments and capital gains distributions | 5,569 | (213) | - | 129 |
| Net unrealized appreciation (depreciation) of investments | 17,045 | 1,621 | 33 | 301 |
| Net increase (decrease) in net assets resulting from operations | 21,560 | 1,326 | 33 | 407 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (13,596) | (1,144) | 12 | (208) |
| Increase (decrease) in net assets derived from principal transactions | (13,596) | (1,144) | 12 | (208) |
| Total increase (decrease) in net assets | 7,964 | 182 | 45 | 199 |
| **Net assets at December 31, 2012** | 129,571 | 12,097 | 279 | 3,292 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 709 | 56 | 1 | (4) |
| Total realized gain (loss) on investments and capital gains distributions | 11,851 | 857 | 12 | 262 |
| Net unrealized appreciation (depreciation) of investments | 37,584 | 2,980 | 67 | 1,113 |
| Net increase (decrease) in net assets resulting from operations | 50,144 | 3,893 | 80 | 1,371 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 6,320 | (1,314) | (89) | 595 |
| Increase (decrease) in net assets derived from principal transactions | 6,320 | (1,314) | (89) | 595 |
| Total increase (decrease) in net assets | 56,464 | 2,579 | (9) | 1,966 |
| **Net assets at December 31, 2013** | $ 186,035 | $ 14,676 | $ 270 | $ 5,258 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Global Bond Portfolio - Adviser Class | ING Global Bond Portfolio - Initial Class | ING Global Bond Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 7,970 | $ 413 | $ 155,537 | $ 891 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (31) | 22 | 8,003 | 58 |
| Total realized gain (loss) on investments and capital gains distributions | 1,149 | 7 | 2,504 | (16) |
| Net unrealized appreciation (depreciation) of investments | (192) | (1) | (218) | 30 |
| Net increase (decrease) in net assets resulting from operations | 926 | 28 | 10,289 | 72 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,353) | (53) | (14,428) | 338 |
| Increase (decrease) in net assets derived from principal transactions | (4,353) | (53) | (14,428) | 338 |
| Total increase (decrease) in net assets | (3,427) | (25) | (4,139) | 410 |
| **Net assets at December 31, 2012** | 4,543 | 388 | 151,398 | 1,301 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (18) | 5 | 1,498 | 13 |
| Total realized gain (loss) on investments and capital gains distributions | 344 | 10 | 2,385 | (1) |
| Net unrealized appreciation (depreciation) of investments | 1,021 | (32) | (11,188) | (65) |
| Net increase (decrease) in net assets resulting from operations | 1,347 | (17) | (7,305) | (53) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,229) | (48) | (30,595) | (293) |
| Increase (decrease) in net assets derived from principal transactions | (1,229) | (48) | (30,595) | (293) |
| Total increase (decrease) in net assets | 118 | (65) | (37,900) | (346) |
| **Net assets at December 31, 2013** | $ 4,661 | $ 323 | $ 113,498 | $ 955 |

*The accompanying notes are an integral part of these financial statements.*

161

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Growth and Income Core Portfolio - Adviser Class | ING Growth and Income Core Portfolio - Initial Class | ING Index Solution 2015 Portfolio - Initial Class | ING Index Solution 2015 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 614 | $ 75,735 | $ 11 | $ 552 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (455) | 1 | 8 |
| Total realized gain (loss) on investments and capital gains distributions | (11) | 785 | 5 | 19 |
| Net unrealized appreciation (depreciation) of investments | 64 | 5,513 | 4 | 30 |
| Net increase (decrease) in net assets resulting from operations | 51 | 5,843 | 10 | 57 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (38) | (11,204) | 249 | 178 |
| Increase (decrease) in net assets derived from principal transactions | (38) | (11,204) | 249 | 178 |
| Total increase (decrease) in net assets | 13 | (5,361) | 259 | 235 |
| **Net assets at December 31, 2012** | 627 | 70,374 | 270 | 787 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 467 | 7 | 7 |
| Total realized gain (loss) on investments and capital gains distributions | 12 | 11,568 | 16 | 57 |
| Net unrealized appreciation (depreciation) of investments | 31 | (6,709) | 17 | (3) |
| Net increase (decrease) in net assets resulting from operations | 45 | 5,326 | 40 | 61 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (672) | (75,700) | 321 | (262) |
| Increase (decrease) in net assets derived from principal transactions | (672) | (75,700) | 321 | (262) |
| Total increase (decrease) in net assets | (627) | (70,374) | 361 | (201) |
| **Net assets at December 31, 2013** | $ - | $ - | $ 631 | $ 586 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Index Solution 2015 Portfolio - Service 2 Class | ING Index Solution 2025 Portfolio - Initial Class | ING Index Solution 2025 Portfolio - Service Class | ING Index Solution 2025 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 798 | $ 78 | $ 49 | $ 2,003 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 2 | 1 | 13 |
| Total realized gain (loss) on investments and capital gains distributions | 27 | 26 | 2 | 63 |
| Net unrealized appreciation (depreciation) of investments | 38 | 13 | 5 | 177 |
| Net increase (decrease) in net assets resulting from operations | 73 | 41 | 8 | 253 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 110 | 357 | 30 | 307 |
| Increase (decrease) in net assets derived from principal transactions | 110 | 357 | 30 | 307 |
| Total increase (decrease) in net assets | 183 | 398 | 38 | 560 |
| **Net assets at December 31, 2012** | 981 | 476 | 87 | 2,563 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 14 | 4 | 6 | 27 |
| Total realized gain (loss) on investments and capital gains distributions | 36 | 25 | 19 | 105 |
| Net unrealized appreciation (depreciation) of investments | 39 | 92 | 54 | 345 |
| Net increase (decrease) in net assets resulting from operations | 89 | 121 | 79 | 477 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 115 | 641 | 935 | 727 |
| Increase (decrease) in net assets derived from principal transactions | 115 | 641 | 935 | 727 |
| Total increase (decrease) in net assets | 204 | 762 | 1,014 | 1,204 |
| **Net assets at December 31, 2013** | $ 1,185 | $ 1,238 | $ 1,101 | $ 3,767 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2013 and 2012
### *(Dollars in thousands)*

| | ING Index Solution 2035 Portfolio - Initial Class | ING Index Solution 2035 Portfolio - Service Class | ING Index Solution 2035 Portfolio - Service 2 Class | ING Index Solution 2045 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 42 | $ 80 | $ 1,557 | $ 17 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 1 | 6 | - |
| Total realized gain (loss) on investments and capital gains distributions | 20 | 4 | 60 | 2 |
| Net unrealized appreciation (depreciation) of investments | 13 | 11 | 155 | 2 |
| Net increase (decrease) in net assets resulting from operations | 34 | 16 | 221 | 4 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 296 | 73 | 37 | 27 |
| Increase (decrease) in net assets derived from principal transactions | 296 | 73 | 37 | 27 |
| Total increase (decrease) in net assets | 330 | 89 | 258 | 31 |
| **Net assets at December 31, 2012** | 372 | 169 | 1,815 | 48 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 3 | 12 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 23 | 8 | 85 | 8 |
| Net unrealized appreciation (depreciation) of investments | 115 | 46 | 315 | 33 |
| Net increase (decrease) in net assets resulting from operations | 140 | 57 | 412 | 42 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 793 | 278 | 349 | 290 |
| Increase (decrease) in net assets derived from principal transactions | 793 | 278 | 349 | 290 |
| Total increase (decrease) in net assets | 933 | 335 | 761 | 332 |
| **Net assets at December 31, 2013** | $ 1,305 | $ 504 | $ 2,576 | $ 380 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Index Solution 2045 Portfolio - Service Class | ING Index Solution 2045 Portfolio - Service 2 Class | ING Index Solution 2055 Portfolio - Initial Class | ING Index Solution 2055 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 19 | $ 923 | $ - | $ 64 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 4 | - | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 32 | - | - |
| Net unrealized appreciation (depreciation) of investments | 3 | 116 | 1 | 12 |
| Net increase (decrease) in net assets resulting from operations | 4 | 152 | 1 | 11 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 11 | 233 | 19 | 127 |
| Increase (decrease) in net assets derived from principal transactions | 11 | 233 | 19 | 127 |
| Total increase (decrease) in net assets | 15 | 385 | 20 | 138 |
| **Net assets at December 31, 2012** | 34 | 1,308 | 20 | 202 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 5 | - | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 86 | 1 | 26 |
| Net unrealized appreciation (depreciation) of investments | 27 | 232 | 14 | 13 |
| Net increase (decrease) in net assets resulting from operations | 33 | 323 | 15 | 38 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 298 | 190 | 118 | 6 |
| Increase (decrease) in net assets derived from principal transactions | 298 | 190 | 118 | 6 |
| Total increase (decrease) in net assets | 331 | 513 | 133 | 44 |
| **Net assets at December 31, 2013** | $ 365 | $ 1,821 | $ 153 | $ 246 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Index Solution 2055 Portfolio - Service 2 Class | ING Index Solution Income Portfolio - Initial Class | ING Index Solution Income Portfolio - Service Class | ING Index Solution Income Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 53 | $ - | $ 645 | $ 186 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | 12 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | - | 24 | 8 |
| Net unrealized appreciation (depreciation) of investments | 9 | - | 15 | 3 |
| Net increase (decrease) in net assets resulting from operations | 9 | - | 51 | 15 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 30 | - | 437 | 25 |
| Increase (decrease) in net assets derived from principal transactions | 30 | - | 437 | 25 |
| Total increase (decrease) in net assets | 39 | - | 488 | 40 |
| **Net assets at December 31, 2012** | 92 | - | 1,133 | 226 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 26 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | - | 46 | 8 |
| Net unrealized appreciation (depreciation) of investments | 26 | - | (2) | 2 |
| Net increase (decrease) in net assets resulting from operations | 33 | - | 70 | 15 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 92 | 10 | (370) | 18 |
| Increase (decrease) in net assets derived from principal transactions | 92 | 10 | (370) | 18 |
| Total increase (decrease) in net assets | 125 | 10 | (300) | 33 |
| **Net assets at December 31, 2013** | $ 217 | $ 10 | $ 833 | $ 259 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Invesco Comstock Portfolio - Adviser Class | ING Invesco Comstock Portfolio - Service Class | ING Invesco Equity and Income Portfolio - Adviser Class | ING Invesco Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 297 | $ 46,669 | $ 649 | $ 228,833 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 113 | 9 | 3,193 |
| Total realized gain (loss) on investments and capital gains distributions | (1) | (827) | - | 2,051 |
| Net unrealized appreciation (depreciation) of investments | 51 | 8,500 | 69 | 20,647 |
| Net increase (decrease) in net assets resulting from operations | 52 | 7,786 | 78 | 25,891 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (15) | (5,656) | (15) | (21,897) |
| Increase (decrease) in net assets derived from principal transactions | (15) | (5,656) | (15) | (21,897) |
| Total increase (decrease) in net assets | 37 | 2,130 | 63 | 3,994 |
| **Net assets at December 31, 2012** | 334 | 48,799 | 712 | 232,827 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (109) | 5 | 1,037 |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 604 | 11 | 7,732 |
| Net unrealized appreciation (depreciation) of investments | 108 | 16,385 | 146 | 44,611 |
| Net increase (decrease) in net assets resulting from operations | 114 | 16,880 | 162 | 53,380 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4) | 4,149 | (63) | (25,897) |
| Increase (decrease) in net assets derived from principal transactions | (4) | 4,149 | (63) | (25,897) |
| Total increase (decrease) in net assets | 110 | 21,029 | 99 | 27,483 |
| **Net assets at December 31, 2013** | $ 444 | $ 69,828 | $ 811 | $ 260,310 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Invesco Equity and Income Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Initial Class | ING JPMorgan Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $    229 | $    308 | $    - | $    30,683 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 1 | 7 | (68) |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 5 | - | 258 |
| Net unrealized appreciation (depreciation) of investments | 23 | 52 | 6 | 5,803 |
| Net increase (decrease) in net assets resulting from operations | 27 | 58 | 13 | 5,993 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 21 | (18) | 891 | 3,761 |
| Increase (decrease) in net assets derived from principal transactions | 21 | (18) | 891 | 3,761 |
| Total increase (decrease) in net assets | 48 | 40 | 904 | 9,754 |
| **Net assets at December 31, 2012** | 277 | 348 | 904 | 40,437 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 8 | (157) |
| Total realized gain (loss) on investments and capital gains distributions | 30 | 67 | 173 | 2,988 |
| Net unrealized appreciation (depreciation) of investments | 31 | 25 | 544 | 10,591 |
| Net increase (decrease) in net assets resulting from operations | 61 | 92 | 725 | 13,422 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (38) | (76) | 3,316 | 6,315 |
| Increase (decrease) in net assets derived from principal transactions | (38) | (76) | 3,316 | 6,315 |
| Total increase (decrease) in net assets | 23 | 16 | 4,041 | 19,737 |
| **Net assets at December 31, 2013** | $    300 | $    364 | $    4,945 | $    60,174 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING PIMCO Total Return Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 515 | $ 498,449 | $ 638 | $ 2,578 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 1,615 | 1 | 69 |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 7,623 | (26) | - |
| Net unrealized appreciation (depreciation) of investments | 96 | 87,172 | 157 | 118 |
| Net increase (decrease) in net assets resulting from operations | 105 | 96,410 | 132 | 187 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (19) | (54,144) | 45 | (90) |
| Increase (decrease) in net assets derived from principal transactions | (19) | (54,144) | 45 | (90) |
| Total increase (decrease) in net assets | 86 | 42,266 | 177 | 97 |
| **Net assets at December 31, 2012** | 601 | 540,715 | 815 | 2,675 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 2,054 | 2 | 65 |
| Total realized gain (loss) on investments and capital gains distributions | 84 | 19,950 | 15 | (3) |
| Net unrealized appreciation (depreciation) of investments | 57 | 112,073 | 195 | (118) |
| Net increase (decrease) in net assets resulting from operations | 145 | 134,077 | 212 | (56) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (137) | (53,733) | 34 | (624) |
| Increase (decrease) in net assets derived from principal transactions | (137) | (53,733) | 34 | (624) |
| Total increase (decrease) in net assets | 8 | 80,344 | 246 | (680) |
| **Net assets at December 31, 2013** | $ 609 | $ 621,059 | $ 1,061 | $ 1,995 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING PIMCO Total Return Portfolio - Initial Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 78 | $ 232,928 | $ 19,191 | $ 393 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 5,206 | 1,085 | 21 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 28 | 533 | 9 |
| Net unrealized appreciation (depreciation) of investments | 1 | 11,038 | 1,311 | 29 |
| Net increase (decrease) in net assets resulting from operations | 11 | 16,272 | 2,929 | 59 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 233 | 6,766 | 1,256 | 14 |
| Increase (decrease) in net assets derived from principal transactions | 233 | 6,766 | 1,256 | 14 |
| Total increase (decrease) in net assets | 244 | 23,038 | 4,185 | 73 |
| **Net assets at December 31, 2012** | 322 | 255,966 | 23,376 | 466 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 15 | 5,470 | 1,156 | 21 |
| Total realized gain (loss) on investments and capital gains distributions | 4 | 4,096 | 661 | 5 |
| Net unrealized appreciation (depreciation) of investments | (27) | (16,754) | 1,202 | 31 |
| Net increase (decrease) in net assets resulting from operations | (8) | (7,188) | 3,019 | 57 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 824 | (47,551) | 9,523 | 175 |
| Increase (decrease) in net assets derived from principal transactions | 824 | (47,551) | 9,523 | 175 |
| Total increase (decrease) in net assets | 816 | (54,739) | 12,542 | 232 |
| **Net assets at December 31, 2013** | $ 1,138 | $ 201,227 | $ 35,918 | $ 698 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Initial Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2015 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 805 | $ - | $ 60,328 | $ 13,912 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 30 | (2) | 2,171 | 394 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | - | (890) | 197 |
| Net unrealized appreciation (depreciation) of investments | 55 | 27 | 5,170 | 648 |
| Net increase (decrease) in net assets resulting from operations | 86 | 25 | 6,451 | 1,239 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (17) | 1,251 | 399 | (4,569) |
| Increase (decrease) in net assets derived from principal transactions | (17) | 1,251 | 399 | (4,569) |
| Total increase (decrease) in net assets | 69 | 1,276 | 6,850 | (3,330) |
| **Net assets at December 31, 2012** | 874 | 1,276 | 67,178 | 10,582 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 24 | 50 | 1,611 | 250 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 15 | 427 | 188 |
| Net unrealized appreciation (depreciation) of investments | 48 | 71 | 3,313 | 377 |
| Net increase (decrease) in net assets resulting from operations | 74 | 136 | 5,351 | 815 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (29) | 354 | (4,826) | (1,253) |
| Increase (decrease) in net assets derived from principal transactions | (29) | 354 | (4,826) | (1,253) |
| Total increase (decrease) in net assets | 45 | 490 | 525 | (438) |
| **Net assets at December 31, 2013** | $ 919 | $ 1,766 | $ 67,703 | $ 10,144 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

|  | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Initial Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2025 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 387 | $ - | $ 92,206 | $ 19,675 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 9 | (1) | 1,933 | 307 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | - | (958) | 332 |
| Net unrealized appreciation (depreciation) of investments | 39 | 16 | 10,876 | 1,291 |
| Net increase (decrease) in net assets resulting from operations | 50 | 15 | 11,851 | 1,930 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10) | 506 | 6,443 | (6,006) |
| Increase (decrease) in net assets derived from principal transactions | (10) | 506 | 6,443 | (6,006) |
| Total increase (decrease) in net assets | 40 | 521 | 18,294 | (4,076) |
| **Net assets at December 31, 2012** | 427 | 521 | 110,500 | 15,599 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | 14 | 1,767 | 225 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 3 | (266) | 655 |
| Net unrealized appreciation (depreciation) of investments | 54 | 81 | 16,037 | 1,280 |
| Net increase (decrease) in net assets resulting from operations | 68 | 98 | 17,538 | 2,160 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 13 | 169 | 3,388 | (2,715) |
| Increase (decrease) in net assets derived from principal transactions | 13 | 169 | 3,388 | (2,715) |
| Total increase (decrease) in net assets | 81 | 267 | 20,926 | (555) |
| **Net assets at December 31, 2013** | $ 508 | $ 788 | $ 131,426 | $ 15,044 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Initial Class | ING Solution 2035 Portfolio - Service Class | ING Solution 2035 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 338 | $ - | $ 76,467 | $ 16,464 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | (2) | 1,170 | 214 |
| Total realized gain (loss) on investments and capital gains distributions | 12 | - | (899) | 237 |
| Net unrealized appreciation (depreciation) of investments | 27 | 49 | 11,044 | 1,505 |
| Net increase (decrease) in net assets resulting from operations | 44 | 47 | 11,315 | 1,956 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (116) | 1,252 | 9,167 | (3,265) |
| Increase (decrease) in net assets derived from principal transactions | (116) | 1,252 | 9,167 | (3,265) |
| Total increase (decrease) in net assets | (72) | 1,299 | 20,482 | (1,309) |
| **Net assets at December 31, 2012** | 266 | 1,299 | 96,949 | 15,155 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 25 | 1,226 | 142 |
| Total realized gain (loss) on investments and capital gains distributions | 19 | 2 | (2) | 968 |
| Net unrealized appreciation (depreciation) of investments | 23 | 255 | 18,458 | 1,442 |
| Net increase (decrease) in net assets resulting from operations | 44 | 282 | 19,682 | 2,552 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (95) | 202 | 6,441 | (3,919) |
| Increase (decrease) in net assets derived from principal transactions | (95) | 202 | 6,441 | (3,919) |
| Total increase (decrease) in net assets | (51) | 484 | 26,123 | (1,367) |
| **Net assets at December 31, 2013** | $ 215 | $ 1,783 | $ 123,072 | $ 13,788 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Initial Class | ING Solution 2045 Portfolio - Service Class | ING Solution 2045 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 115 | $ - | $ 55,372 | $ 13,383 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | (1) | 646 | 127 |
| Total realized gain (loss) on investments and capital gains distributions | - | 6 | (726) | 141 |
| Net unrealized appreciation (depreciation) of investments | 14 | 29 | 8,414 | 1,211 |
| Net increase (decrease) in net assets resulting from operations | 16 | 34 | 8,334 | 1,479 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (14) | 769 | 6,371 | (3,316) |
| Increase (decrease) in net assets derived from principal transactions | (14) | 769 | 6,371 | (3,316) |
| Total increase (decrease) in net assets | 2 | 803 | 14,705 | (1,837) |
| **Net assets at December 31, 2012** | 117 | 803 | 70,077 | 11,546 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 16 | 706 | 71 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 7 | 234 | 1,431 |
| Net unrealized appreciation (depreciation) of investments | 15 | 205 | 15,565 | 510 |
| Net increase (decrease) in net assets resulting from operations | 24 | 228 | 16,505 | 2,012 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (33) | 282 | 4,116 | (5,341) |
| Increase (decrease) in net assets derived from principal transactions | (33) | 282 | 4,116 | (5,341) |
| Total increase (decrease) in net assets | (9) | 510 | 20,621 | (3,329) |
| **Net assets at December 31, 2013** | $ 108 | $ 1,313 | $ 90,698 | $ 8,217 |

*The accompanying notes are an integral part of these financial statements.*

174

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Solution 2055 Portfolio - Initial Class | ING Solution 2055 Portfolio - Service Class | ING Solution 2055 Portfolio - Service 2 Class | ING Solution Balanced Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ - | $ 1,414 | $ 259 | $ 1,775 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 5 | 1 | 15 |
| Total realized gain (loss) on investments and capital gains distributions | - | 21 | 4 | 76 |
| Net unrealized appreciation (depreciation) of investments | - | 267 | 32 | 145 |
| Net increase (decrease) in net assets resulting from operations | - | 293 | 37 | 236 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 124 | 1,677 | 142 | 262 |
| Increase (decrease) in net assets derived from principal transactions | 124 | 1,677 | 142 | 262 |
| Total increase (decrease) in net assets | 124 | 1,970 | 179 | 498 |
| **Net assets at December 31, 2012** | 124 | 3,384 | 438 | 2,273 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 23 | 2 | 36 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 366 | 68 | 139 |
| Net unrealized appreciation (depreciation) of investments | 26 | 705 | 45 | 201 |
| Net increase (decrease) in net assets resulting from operations | 29 | 1,094 | 115 | 376 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2 | 2,994 | 130 | 853 |
| Increase (decrease) in net assets derived from principal transactions | 2 | 2,994 | 130 | 853 |
| Total increase (decrease) in net assets | 31 | 4,088 | 245 | 1,229 |
| **Net assets at December 31, 2013** | $ 155 | $ 7,472 | $ 683 | $ 3,502 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Initial Class | ING Solution Income Portfolio - Service Class | ING Solution Income Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 303 | $ - | $ 13,757 | $ 2,646 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 10 | (3) | 577 | 90 |
| Total realized gain (loss) on investments and capital gains distributions | 4 | - | 489 | 11 |
| Net unrealized appreciation (depreciation) of investments | 11 | 33 | 150 | 105 |
| Net increase (decrease) in net assets resulting from operations | 25 | 30 | 1,216 | 206 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (71) | 1,938 | (1,729) | (782) |
| Increase (decrease) in net assets derived from principal transactions | (71) | 1,938 | (1,729) | (782) |
| Total increase (decrease) in net assets | (46) | 1,968 | (513) | (576) |
| **Net assets at December 31, 2012** | 257 | 1,968 | 13,244 | 2,070 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | 68 | 417 | 54 |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 10 | 197 | 37 |
| Net unrealized appreciation (depreciation) of investments | 6 | 67 | 274 | 12 |
| Net increase (decrease) in net assets resulting from operations | 16 | 145 | 888 | 103 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (52) | 442 | 987 | (778) |
| Increase (decrease) in net assets derived from principal transactions | (52) | 442 | 987 | (778) |
| Total increase (decrease) in net assets | (36) | 587 | 1,875 | (675) |
| **Net assets at December 31, 2013** | $ 221 | $ 2,555 | $ 15,119 | $ 1,395 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Solution Moderately Conservative Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 3,018 | $ 409 | $ 309,528 | $ 580 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 31 | (2) | (1,673) | (3) |
| Total realized gain (loss) on investments and capital gains distributions | 198 | 39 | 32,433 | 139 |
| Net unrealized appreciation (depreciation) of investments | 110 | 24 | 14,326 | (59) |
| Net increase (decrease) in net assets resulting from operations | 339 | 61 | 45,086 | 77 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 213 | (5) | (30,311) | (71) |
| Increase (decrease) in net assets derived from principal transactions | 213 | (5) | (30,311) | (71) |
| Total increase (decrease) in net assets | 552 | 56 | 14,775 | 6 |
| **Net assets at December 31, 2012** | 3,570 | 465 | 324,303 | 586 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 78 | (1) | (2,669) | (4) |
| Total realized gain (loss) on investments and capital gains distributions | 226 | 86 | 16,710 | 38 |
| Net unrealized appreciation (depreciation) of investments | 42 | 46 | 90,956 | 172 |
| Net increase (decrease) in net assets resulting from operations | 346 | 131 | 104,997 | 206 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 984 | (207) | (36,037) | 67 |
| Increase (decrease) in net assets derived from principal transactions | 984 | (207) | (36,037) | 67 |
| Total increase (decrease) in net assets | 1,330 | (76) | 68,960 | 273 |
| **Net assets at December 31, 2013** | $ 4,900 | $ 389 | $ 393,263 | $ 859 |

*The accompanying notes are an integral part of these financial statements.*

177

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 1,139 | $ 208,716 | $ 2,053 | $ 457 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | (1,885) | (15) | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 7,978 | 14 | 2 |
| Net unrealized appreciation (depreciation) of investments | 195 | 30,684 | 377 | 78 |
| Net increase (decrease) in net assets resulting from operations | 200 | 36,777 | 376 | 84 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (115) | 2,158 | 300 | 21 |
| Increase (decrease) in net assets derived from principal transactions | (115) | 2,158 | 300 | 21 |
| Total increase (decrease) in net assets | 85 | 38,935 | 676 | 105 |
| **Net assets at December 31, 2012** | 1,224 | 247,651 | 2,729 | 562 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (2,539) | (18) | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 51 | 15,644 | 159 | 33 |
| Net unrealized appreciation (depreciation) of investments | 402 | 79,037 | 951 | 57 |
| Net increase (decrease) in net assets resulting from operations | 448 | 92,142 | 1,092 | 94 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (111) | (13,754) | 74 | (117) |
| Increase (decrease) in net assets derived from principal transactions | (111) | (13,754) | 74 | (117) |
| Total increase (decrease) in net assets | 337 | 78,388 | 1,166 | (23) |
| **Net assets at December 31, 2013** | $ 1,561 | $ 326,039 | $ 3,895 | $ 539 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Templeton Foreign Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Service Class | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 77,991 | $ 86 | $ 82 | $ 66,888 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 597 | 3 | - | (84) |
| Total realized gain (loss) on investments and capital gains distributions | (4,040) | 3 | 2 | 798 |
| Net unrealized appreciation (depreciation) of investments | 20,041 | 34 | 8 | 7,245 |
| Net increase (decrease) in net assets resulting from operations | 16,598 | 40 | 10 | 7,959 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 9,664 | 158 | (17) | (7,160) |
| Increase (decrease) in net assets derived from principal transactions | 9,664 | 158 | (17) | (7,160) |
| Total increase (decrease) in net assets | 26,262 | 198 | (7) | 799 |
| **Net assets at December 31, 2012** | 104,253 | 284 | 75 | 67,687 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 537 | 3 | - | 153 |
| Total realized gain (loss) on investments and capital gains distributions | (1,177) | 7 | 23 | 16,354 |
| Net unrealized appreciation (depreciation) of investments | 19,663 | 49 | (15) | (9,707) |
| Net increase (decrease) in net assets resulting from operations | 19,023 | 59 | 8 | 6,800 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (8,404) | 19 | (83) | (74,487) |
| Increase (decrease) in net assets derived from principal transactions | (8,404) | 19 | (83) | (74,487) |
| Total increase (decrease) in net assets | 10,619 | 78 | (75) | (67,687) |
| **Net assets at December 31, 2013** | $ 114,872 | $ 362 | $ - | $ - |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Core Equity Research Fund - Class A | ING Strategic Allocation Conservative Portfolio - Class I | ING Strategic Allocation Growth Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 18 | $ 189 | $ 31,636 | $ 61,425 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 1 | 562 | 362 |
| Total realized gain (loss) on investments and capital gains distributions | - | 12 | (1,336) | (3,036) |
| Net unrealized appreciation (depreciation) of investments | 2 | 18 | 4,258 | 10,911 |
| Net increase (decrease) in net assets resulting from operations | 2 | 31 | 3,484 | 8,237 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3) | (30) | (1,882) | (4,856) |
| Increase (decrease) in net assets derived from principal transactions | (3) | (30) | (1,882) | (4,856) |
| Total increase (decrease) in net assets | (1) | 1 | 1,602 | 3,381 |
| **Net assets at December 31, 2012** | 17 | 190 | 33,238 | 64,806 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 572 | 513 |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 26 | 55 | (1,906) |
| Net unrealized appreciation (depreciation) of investments | (1) | 17 | 3,067 | 15,036 |
| Net increase (decrease) in net assets resulting from operations | 2 | 43 | 3,694 | 13,643 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (19) | (71) | 638 | (2,388) |
| Increase (decrease) in net assets derived from principal transactions | (19) | (71) | 638 | (2,388) |
| Total increase (decrease) in net assets | (17) | (28) | 4,332 | 11,255 |
| **Net assets at December 31, 2013** | $ - | $ 162 | $ 37,570 | $ 76,061 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Strategic Allocation Moderate Portfolio - Class I | ING Growth and Income Portfolio - Class A | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 57,881 | $ 856 | $ 1,044,149 | $ 7,254 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 706 | 8 | 7,511 | 64 |
| Total realized gain (loss) on investments and capital gains distributions | (2,528) | 36 | (33,260) | 284 |
| Net unrealized appreciation (depreciation) of investments | 8,901 | 75 | 172,583 | 677 |
| Net increase (decrease) in net assets resulting from operations | 7,079 | 119 | 146,834 | 1,025 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,540) | (190) | (122,469) | (2,158) |
| Increase (decrease) in net assets derived from principal transactions | (3,540) | (190) | (122,469) | (2,158) |
| Total increase (decrease) in net assets | 3,539 | (71) | 24,365 | (1,133) |
| **Net assets at December 31, 2012** | 61,420 | 785 | 1,068,514 | 6,121 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 778 | 8 | 3,035 | (7) |
| Total realized gain (loss) on investments and capital gains distributions | (1,847) | 104 | 2,547 | 1,198 |
| Net unrealized appreciation (depreciation) of investments | 10,508 | 240 | 318,111 | (664) |
| Net increase (decrease) in net assets resulting from operations | 9,439 | 352 | 323,693 | 527 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,578) | 461 | (1,081) | (6,436) |
| Increase (decrease) in net assets derived from principal transactions | (3,578) | 461 | (1,081) | (6,436) |
| Total increase (decrease) in net assets | 5,861 | 813 | 322,612 | (5,909) |
| **Net assets at December 31, 2013** | $ 67,281 | $ 1,598 | $ 1,391,126 | $ 212 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 11 | | ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class | | ING BlackRock Science and Technology Opportunities Portfolio - Class I | | ING Index Plus LargeCap Portfolio - Class I | |
|---|---|---|---|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ | 31 | $ | 2 | $ | 45,758 | $ | 262,851 |
| | | | | | | | | |
| **Increase (decrease) in net assets** | | | | | | | | |
| Operations: | | | | | | | | |
| Net investment income (loss) | | 1 | | - | | (366) | | 1,649 |
| Total realized gain (loss) on investments | | | | | | | | |
| and capital gains distributions | | (6) | | - | | 3,843 | | 9,376 |
| Net unrealized appreciation (depreciation) | | | | | | | | |
| of investments | | 6 | | - | | (376) | | 23,089 |
| Net increase (decrease) in net assets resulting from operations | | 1 | | - | | 3,101 | | 34,114 |
| Changes from principal transactions: | | | | | | | | |
| Total unit transactions | | (26) | | - | | (4,364) | | (27,752) |
| Increase (decrease) in net assets derived from | | | | | | | | |
| principal transactions | | (26) | | - | | (4,364) | | (27,752) |
| Total increase (decrease) in net assets | | (25) | | - | | (1,263) | | 6,362 |
| **Net assets at December 31, 2012** | | 6 | | 2 | | 44,495 | | 269,213 |
| | | | | | | | | |
| **Increase (decrease) in net assets** | | | | | | | | |
| Operations: | | | | | | | | |
| Net investment income (loss) | | - | | - | | (94) | | 2,369 |
| Total realized gain (loss) on investments | | | | | | | | |
| and capital gains distributions | | - | | - | | 5,048 | | 11,741 |
| Net unrealized appreciation (depreciation) | | | | | | | | |
| of investments | | - | | - | | (3,069) | | 67,358 |
| Net increase (decrease) in net assets resulting from operations | | - | | - | | 1,885 | | 81,468 |
| Changes from principal transactions: | | | | | | | | |
| Total unit transactions | | (6) | | (2) | | (46,380) | | (25,669) |
| Increase (decrease) in net assets derived from | | | | | | | | |
| principal transactions | | (6) | | (2) | | (46,380) | | (25,669) |
| Total increase (decrease) in net assets | | (6) | | (2) | | (44,495) | | 55,799 |
| **Net assets at December 31, 2013** | $ | - | $ | - | $ | - | $ | 325,012 |

*The accompanying notes are an integral part of these financial statements.*

182

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class I | ING Index Plus MidCap Portfolio - Class S | ING Index Plus SmallCap Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 383 | $ 280,455 | $ 389 | $ 110,537 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | (40) | 1 | (414) |
| Total realized gain (loss) on investments and capital gains distributions | (5) | 1,115 | 36 | (1,356) |
| Net unrealized appreciation (depreciation) of investments | 50 | 44,220 | 28 | 13,761 |
| Net increase (decrease) in net assets resulting from operations | 50 | 45,295 | 65 | 11,991 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (65) | (26,769) | (67) | (12,550) |
| Increase (decrease) in net assets derived from principal transactions | (65) | (26,769) | (67) | (12,550) |
| Total increase (decrease) in net assets | (15) | 18,526 | (2) | (559) |
| **Net assets at December 31, 2012** | 368 | 298,981 | 387 | 109,978 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 763 | 2 | (17) |
| Total realized gain (loss) on investments and capital gains distributions | 18 | 6,231 | 9 | 1,325 |
| Net unrealized appreciation (depreciation) of investments | 71 | 89,396 | 115 | 43,693 |
| Net increase (decrease) in net assets resulting from operations | 93 | 96,390 | 126 | 45,001 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (126) | (29,488) | (10) | (98) |
| Increase (decrease) in net assets derived from principal transactions | (126) | (29,488) | (10) | (98) |
| Total increase (decrease) in net assets | (33) | 66,902 | 116 | 44,903 |
| **Net assets at December 31, 2013** | $ 335 | $ 365,883 | $ 503 | $ 154,881 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class I | ING International Index Portfolio - Class S | ING Russell™ Large Cap Growth Index Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 181 | $ 17,553 | $ 7 | $ 5,308 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 347 | - | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 23 | 39 | (1) | 296 |
| Net unrealized appreciation (depreciation) of investments | - | 2,629 | 1 | 470 |
| Net increase (decrease) in net assets resulting from operations | 22 | 3,015 | - | 770 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (27) | 24 | (2) | 2,887 |
| Increase (decrease) in net assets derived from principal transactions | (27) | 24 | (2) | 2,887 |
| Total increase (decrease) in net assets | (5) | 3,039 | (2) | 3,657 |
| **Net assets at December 31, 2012** | 176 | 20,592 | 5 | 8,965 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 301 | - | 38 |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 673 | - | 735 |
| Net unrealized appreciation (depreciation) of investments | 61 | 3,396 | 1 | 1,983 |
| Net increase (decrease) in net assets resulting from operations | 69 | 4,370 | 1 | 2,756 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9) | 1,752 | - | 318 |
| Increase (decrease) in net assets derived from principal transactions | (9) | 1,752 | - | 318 |
| Total increase (decrease) in net assets | 60 | 6,122 | 1 | 3,074 |
| **Net assets at December 31, 2013** | $ 236 | $ 26,714 | $ 6 | $ 12,039 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Russell™ Large Cap Growth Index Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class I | ING Russell™ Large Cap Index Portfolio - Class S | ING Russell™ Large Cap Value Index Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 581 | $ 13,923 | $ 9 | $ 184 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 253 | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 37 | 614 | 1 | 3 |
| Net unrealized appreciation (depreciation) of investments | 35 | 1,409 | 2 | 25 |
| Net increase (decrease) in net assets resulting from operations | 74 | 2,276 | 3 | 29 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (70) | 7,119 | 53 | 42 |
| Increase (decrease) in net assets derived from principal transactions | (70) | 7,119 | 53 | 42 |
| Total increase (decrease) in net assets | 4 | 9,395 | 56 | 71 |
| **Net assets at December 31, 2012** | 585 | 23,318 | 65 | 255 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 181 | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 1,338 | 3 | 62 |
| Net unrealized appreciation (depreciation) of investments | 192 | 6,588 | 35 | 21 |
| Net increase (decrease) in net assets resulting from operations | 207 | 8,107 | 38 | 84 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 164 | 5,925 | 118 | 26 |
| Increase (decrease) in net assets derived from principal transactions | 164 | 5,925 | 118 | 26 |
| Total increase (decrease) in net assets | 371 | 14,032 | 156 | 110 |
| **Net assets at December 31, 2013** | $ 956 | $ 37,350 | $ 221 | $ 365 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S | ING Russell™ Mid Cap Index Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 2,795 | $ 5,207 | $ 7,784 | $ 6,728 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 19 | (33) | 19 | (11) |
| Total realized gain (loss) on investments and capital gains distributions | 34 | 456 | 769 | 579 |
| Net unrealized appreciation (depreciation) of investments | 406 | 314 | 1,207 | 674 |
| Net increase (decrease) in net assets resulting from operations | 459 | 737 | 1,995 | 1,242 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 682 | (168) | 13,601 | 4,619 |
| Increase (decrease) in net assets derived from principal transactions | 682 | (168) | 13,601 | 4,619 |
| Total increase (decrease) in net assets | 1,141 | 569 | 15,596 | 5,861 |
| **Net assets at December 31, 2012** | 3,936 | 5,776 | 23,380 | 12,589 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 24 | (15) | 131 | 71 |
| Total realized gain (loss) on investments and capital gains distributions | 456 | 541 | 2,346 | 1,163 |
| Net unrealized appreciation (depreciation) of investments | 881 | 1,487 | 7,141 | 4,457 |
| Net increase (decrease) in net assets resulting from operations | 1,361 | 2,013 | 9,618 | 5,691 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 761 | 724 | 11,132 | 5,481 |
| Increase (decrease) in net assets derived from principal transactions | 761 | 724 | 11,132 | 5,481 |
| Total increase (decrease) in net assets | 2,122 | 2,737 | 20,750 | 11,172 |
| **Net assets at December 31, 2013** | $ 6,058 | $ 8,513 | $ 44,130 | $ 23,761 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

|  | ING Small Company Portfolio - Class I | ING Small Company Portfolio - Class S | ING U.S. Bond Index Portfolio - Class I | ING International Value Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 116,910 | $ 184 | $ 9,456 | $ 62,017 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (676) | (1) | 143 | 1,073 |
| Total realized gain (loss) on investments and capital gains distributions | 2,592 | 11 | 309 | (12,126) |
| Net unrealized appreciation (depreciation) of investments | 13,370 | 15 | (175) | 20,937 |
| Net increase (decrease) in net assets resulting from operations | 15,286 | 25 | 277 | 9,884 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9,675) | (2) | 1,806 | (11,947) |
| Increase (decrease) in net assets derived from principal transactions | (9,675) | (2) | 1,806 | (11,947) |
| Total increase (decrease) in net assets | 5,611 | 23 | 2,083 | (2,063) |
| **Net assets at December 31, 2012** | 122,521 | 207 | 11,539 | 59,954 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (632) | - | 107 | 1,145 |
| Total realized gain (loss) on investments and capital gains distributions | 11,847 | 22 | (15) | (5,597) |
| Net unrealized appreciation (depreciation) of investments | 32,065 | 57 | (464) | 15,690 |
| Net increase (decrease) in net assets resulting from operations | 43,280 | 79 | (372) | 11,238 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10,174) | 13 | (1,904) | (8,324) |
| Increase (decrease) in net assets derived from principal transactions | (10,174) | 13 | (1,904) | (8,324) |
| Total increase (decrease) in net assets | 33,106 | 92 | (2,276) | 2,914 |
| **Net assets at December 31, 2013** | $ 155,627 | $ 299 | $ 9,263 | $ 62,868 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING International Value Portfolio - Class S | ING MidCap Opportunities Portfolio - Class I | ING MidCap Opportunities Portfolio - Class S | ING SmallCap Opportunities Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 210 | $ 32,603 | $ 2,056 | $ 21,998 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | (163) | (3) | (210) |
| Total realized gain (loss) on investments and capital gains distributions | (15) | 1,670 | 273 | 2,537 |
| Net unrealized appreciation (depreciation) of investments | 49 | 3,075 | (25) | 924 |
| Net increase (decrease) in net assets resulting from operations | 38 | 4,582 | 245 | 3,251 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (30) | 12,330 | (559) | 3,495 |
| Increase (decrease) in net assets derived from principal transactions | (30) | 12,330 | (559) | 3,495 |
| Total increase (decrease) in net assets | 8 | 16,912 | (314) | 6,746 |
| **Net assets at December 31, 2012** | 218 | 49,515 | 1,742 | 28,744 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | (850) | (9) | (305) |
| Total realized gain (loss) on investments and capital gains distributions | (2) | 7,928 | 360 | 5,166 |
| Net unrealized appreciation (depreciation) of investments | 38 | 16,439 | 67 | 6,273 |
| Net increase (decrease) in net assets resulting from operations | 40 | 23,517 | 418 | 11,134 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (34) | 40,460 | (759) | 1,697 |
| Increase (decrease) in net assets derived from principal transactions | (34) | 40,460 | (759) | 1,697 |
| Total increase (decrease) in net assets | 6 | 63,977 | (341) | 12,831 |
| **Net assets at December 31, 2013** | $ 224 | $ 113,492 | $ 1,401 | $ 41,575 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING SmallCap Opportunities Portfolio - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Enterprise Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 86 | $ 151 | $ 322 | $ 65 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 3 | (4) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 14 | 11 | 7 | 4 |
| Net unrealized appreciation (depreciation) of investments | (1) | 5 | 49 | (1) |
| Net increase (decrease) in net assets resulting from operations | 13 | 19 | 52 | 4 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (19) | 4 | (9) | (29) |
| Increase (decrease) in net assets derived from principal transactions | (19) | 4 | (9) | (29) |
| Total increase (decrease) in net assets | (6) | 23 | 43 | (25) |
| **Net assets at December 31, 2012** | 80 | 174 | 365 | 40 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 1 | (3) | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 10 | 10 | 33 | 1 |
| Net unrealized appreciation (depreciation) of investments | 20 | 13 | 53 | (2) |
| Net increase (decrease) in net assets resulting from operations | 30 | 24 | 83 | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2) | (45) | (122) | (3) |
| Increase (decrease) in net assets derived from principal transactions | (2) | (45) | (122) | (3) |
| Total increase (decrease) in net assets | 28 | (21) | (39) | (2) |
| **Net assets at December 31, 2013** | $ 108 | $ 153 | $ 326 | $ 38 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | Janus Aspen Series Global Research Portfolio - Institutional Shares | Janus Aspen Series Janus Portfolio - Institutional Shares | JPMorgan Government Bond Fund - Select Class | Lazard Emerging Markets Equity Portfolio - Open Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 114 | $ 57 | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2) | 1 | - | - |
| Net unrealized appreciation (depreciation) of investments | 24 | 9 | - | - |
| Net increase (decrease) in net assets resulting from operations | 22 | 9 | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1) | 4 | 10 | - |
| Increase (decrease) in net assets derived from principal transactions | (1) | 4 | 10 | - |
| Total increase (decrease) in net assets | 21 | 13 | 10 | - |
| **Net assets at December 31, 2012** | 135 | 70 | 10 | - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 5 | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 2 | (6) | - |
| Net unrealized appreciation (depreciation) of investments | 34 | 17 | (15) | - |
| Net increase (decrease) in net assets resulting from operations | 35 | 19 | (16) | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9) | (11) | 248 | - |
| Increase (decrease) in net assets derived from principal transactions | (9) | (11) | 248 | - |
| Total increase (decrease) in net assets | 26 | 8 | 232 | - |
| **Net assets at December 31, 2013** | $ 161 | $ 78 | $ 242 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class | Lord Abbett Developing Growth Fund - Class A |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2012** | $ 3,793 | $ 291 | $ 7,314 | $ 77 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (30) | (3) | (9) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 169 | 3 | 350 | 7 |
| Net unrealized appreciation (depreciation) of investments | 13 | 28 | 873 | 1 |
| Net increase (decrease) in net assets resulting from operations | 152 | 28 | 1,214 | 7 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,104 | 18 | 2,030 | 9 |
| Increase (decrease) in net assets derived from principal transactions | 1,104 | 18 | 2,030 | 9 |
| Total increase (decrease) in net assets | 1,256 | 46 | 3,244 | 16 |
| **Net assets at December 31, 2012** | 5,049 | 337 | 10,558 | 93 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (16) | (3) | (123) | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 296 | 49 | 1,824 | 46 |
| Net unrealized appreciation (depreciation) of investments | 936 | 40 | 2,154 | 36 |
| Net increase (decrease) in net assets resulting from operations | 1,216 | 86 | 3,855 | 80 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,343) | (12) | 1,178 | 86 |
| Increase (decrease) in net assets derived from principal transactions | (2,343) | (12) | 1,178 | 86 |
| Total increase (decrease) in net assets | (1,127) | 74 | 5,033 | 166 |
| **Net assets at December 31, 2013** | $ 3,922 | $ 411 | $ 15,591 | $ 259 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | Lord Abbett Core Fixed Income Fund - Class A | Lord Abbett Mid Cap Stock Fund - Class A | Lord Abbett SmallCap Value Fund - Class A | Lord Abbett Fundamental Equity Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 51 | $ 1,343 | $ 1,138 | $ 45 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (3) | (2) | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | (9) | 46 | 2 |
| Net unrealized appreciation (depreciation) of investments | 1 | 178 | 65 | 5 |
| Net increase (decrease) in net assets resulting from operations | 2 | 166 | 109 | 7 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 6 | (549) | (61) | 106 |
| Increase (decrease) in net assets derived from principal transactions | 6 | (549) | (61) | 106 |
| Total increase (decrease) in net assets | 8 | (383) | 48 | 113 |
| **Net assets at December 31, 2012** | 59 | 960 | 1,186 | 158 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (4) | (12) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | - | 151 | 400 | 43 |
| Net unrealized appreciation (depreciation) of investments | (2) | 101 | (8) | 20 |
| Net increase (decrease) in net assets resulting from operations | (2) | 248 | 380 | 62 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (11) | (211) | (116) | 44 |
| Increase (decrease) in net assets derived from principal transactions | (11) | (211) | (116) | 44 |
| Total increase (decrease) in net assets | (13) | 37 | 264 | 106 |
| **Net assets at December 31, 2013** | $ 46 | $ 997 | $ 1,450 | $ 264 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Lord Abbett Series Fund MidCap Stock Portfolio - Class VC | MainStay Large Cap Growth Fund - Class R3 | Massachusetts Investors Growth Stock Fund - Class A | Metropolitan West Total Return Bond Fund - Class M Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 90,948 | $ - | $ 428 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (238) | - | 2 | - |
| Total realized gain (loss) on investments and capital gains distributions | (3,166) | (3) | 85 | - |
| Net unrealized appreciation (depreciation) of investments | 15,274 | 7 | (24) | - |
| Net increase (decrease) in net assets resulting from operations | 11,870 | 4 | 63 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7,284) | 420 | 227 | - |
| Increase (decrease) in net assets derived from principal transactions | (7,284) | 420 | 227 | - |
| Total increase (decrease) in net assets | 4,586 | 424 | 290 | - |
| **Net assets at December 31, 2012** | 95,534 | 424 | 718 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (537) | - | (1) | 15 |
| Total realized gain (loss) on investments and capital gains distributions | (309) | 32 | 52 | 19 |
| Net unrealized appreciation (depreciation) of investments | 26,886 | 127 | 88 | (18) |
| Net increase (decrease) in net assets resulting from operations | 26,040 | 159 | 139 | 16 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (16,890) | 54 | (197) | 3,474 |
| Increase (decrease) in net assets derived from principal transactions | (16,890) | 54 | (197) | 3,474 |
| Total increase (decrease) in net assets | 9,150 | 213 | (58) | 3,490 |
| **Net assets at December 31, 2013** | $ 104,684 | $ 637 | $ 660 | $ 3,490 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Neuberger Berman Genesis Fund - Trust Class | Neuberger Berman Socially Responsive Fund - Trust Class | New Perspective Fund - Class R-3 | New Perspective Fund - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 66 | $ 10,377 | $ 3,477 | $ 67,062 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (20) | 8 | 291 |
| Total realized gain (loss) on investments and capital gains distributions | 4 | 1,059 | (3) | (375) |
| Net unrealized appreciation (depreciation) of investments | 4 | (143) | 415 | 13,920 |
| Net increase (decrease) in net assets resulting from operations | 7 | 896 | 420 | 13,836 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 22 | (2,418) | (1,774) | 7,115 |
| Increase (decrease) in net assets derived from principal transactions | 22 | (2,418) | (1,774) | 7,115 |
| Total increase (decrease) in net assets | 29 | (1,522) | (1,354) | 20,951 |
| **Net assets at December 31, 2012** | 95 | 8,855 | 2,123 | 88,013 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 21 | 3 | 40 |
| Total realized gain (loss) on investments and capital gains distributions | 13 | 1,895 | 349 | 5,061 |
| Net unrealized appreciation (depreciation) of investments | 32 | 1,684 | 177 | 18,214 |
| Net increase (decrease) in net assets resulting from operations | 45 | 3,600 | 529 | 23,315 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 58 | 1,990 | (235) | 3,626 |
| Increase (decrease) in net assets derived from principal transactions | 58 | 1,990 | (235) | 3,626 |
| Total increase (decrease) in net assets | 103 | 5,590 | 294 | 26,941 |
| **Net assets at December 31, 2013** | $ 198 | $ 14,445 | $ 2,417 | $ 114,954 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Developing Markets Fund - Class Y | Oppenheimer Gold & Special Minerals Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 400 | $ 259,497 | $ - | $ 7 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (1,661) | 203 | - |
| Total realized gain (loss) on investments and capital gains distributions | 25 | (21,847) | 49 | (6) |
| Net unrealized appreciation (depreciation) of investments | 28 | 71,592 | 2,872 | 3 |
| Net increase (decrease) in net assets resulting from operations | 52 | 48,084 | 3,124 | (3) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 68 | (31,769) | 32,251 | 12 |
| Increase (decrease) in net assets derived from principal transactions | 68 | (31,769) | 32,251 | 12 |
| Total increase (decrease) in net assets | 120 | 16,315 | 35,375 | 9 |
| **Net assets at December 31, 2012** | 520 | 275,812 | 35,375 | 16 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (2,576) | 6 | - |
| Total realized gain (loss) on investments and capital gains distributions | 111 | (2,983) | 684 | (3) |
| Net unrealized appreciation (depreciation) of investments | (49) | 24,650 | 2,350 | (7) |
| Net increase (decrease) in net assets resulting from operations | 60 | 19,091 | 3,040 | (10) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (474) | (14,722) | 709 | 9 |
| Increase (decrease) in net assets derived from principal transactions | (474) | (14,722) | 709 | 9 |
| Total increase (decrease) in net assets | (414) | 4,369 | 3,749 | (1) |
| **Net assets at December 31, 2013** | $ 106 | $ 280,181 | $ 39,124 | $ 15 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Oppenheimer International Bond Fund - Class A | Oppenheimer Discovery Mid Cap Growth Fund/VA | Oppenheimer Global Fund/VA | Oppenheimer Global Strategic Income Fund/VA |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 134 | $ 11 | $ 207 | $ 106 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | (1) | 3 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | (6) | 2 |
| Net unrealized appreciation (depreciation) of investments | 9 | 4 | 43 | 5 |
| Net increase (decrease) in net assets resulting from operations | 13 | 3 | 40 | 12 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (19) | 27 | (21) | (9) |
| Increase (decrease) in net assets derived from principal transactions | (19) | 27 | (21) | (9) |
| Total increase (decrease) in net assets | (6) | 30 | 19 | 3 |
| **Net assets at December 31, 2012** | 128 | 41 | 226 | 109 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | (1) | 1 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | (2) | 2 | 1 | 1 |
| Net unrealized appreciation (depreciation) of investments | (9) | 12 | 55 | (6) |
| Net increase (decrease) in net assets resulting from operations | (7) | 13 | 57 | (1) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 20 | (8) | (22) | (9) |
| Increase (decrease) in net assets derived from principal transactions | 20 | (8) | (22) | (9) |
| Total increase (decrease) in net assets | 13 | 5 | 35 | (10) |
| **Net assets at December 31, 2013** | $ 141 | $ 46 | $ 261 | $ 99 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Parnassus Equity Income Fund - Investor Shares | Pax World Balanced Fund - Individual Investor Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 65 | $ 9,234 | $ 42 | $ 47,486 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (39) | 9 | 262 |
| Total realized gain (loss) on investments and capital gains distributions | - | 139 | 8 | (503) |
| Net unrealized appreciation (depreciation) of investments | 10 | 1,450 | (4) | 4,925 |
| Net increase (decrease) in net assets resulting from operations | 10 | 1,550 | 13 | 4,684 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (8) | 61 | 567 | (5,864) |
| Increase (decrease) in net assets derived from principal transactions | (8) | 61 | 567 | (5,864) |
| Total increase (decrease) in net assets | 2 | 1,611 | 580 | (1,180) |
| **Net assets at December 31, 2012** | 67 | 10,845 | 622 | 46,306 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (12) | 29 | (103) |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 1,172 | 413 | 5,289 |
| Net unrealized appreciation (depreciation) of investments | 17 | 4,192 | 414 | 1,581 |
| Net increase (decrease) in net assets resulting from operations | 19 | 5,352 | 856 | 6,767 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9) | 7,302 | 5,911 | (3,659) |
| Increase (decrease) in net assets derived from principal transactions | (9) | 7,302 | 5,911 | (3,659) |
| Total increase (decrease) in net assets | 10 | 12,654 | 6,767 | 3,108 |
| **Net assets at December 31, 2013** | $ 77 | $ 23,499 | $ 7,389 | $ 49,414 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income Fund - Class Y | Pioneer High Yield Fund - Class A | Pioneer Strategic Income Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 201,912 | $ - | $ 4,359 | $ 248 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 446 | 15 | 137 | 28 |
| Total realized gain (loss) on investments and capital gains distributions | 15,002 | - | 575 | - |
| Net unrealized appreciation (depreciation) of investments | 1,463 | 3 | (286) | 27 |
| Net increase (decrease) in net assets resulting from operations | 16,911 | 18 | 426 | 55 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 41,244 | 1,081 | (2,607) | 1,216 |
| Increase (decrease) in net assets derived from principal transactions | 41,244 | 1,081 | (2,607) | 1,216 |
| Total increase (decrease) in net assets | 58,155 | 1,099 | (2,181) | 1,271 |
| **Net assets at December 31, 2012** | 260,067 | 1,099 | 2,178 | 1,519 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,082 | 53 | 87 | 52 |
| Total realized gain (loss) on investments and capital gains distributions | 8,483 | 180 | 171 | 32 |
| Net unrealized appreciation (depreciation) of investments | (31,921) | 441 | (28) | (71) |
| Net increase (decrease) in net assets resulting from operations | (22,356) | 674 | 230 | 13 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (88,953) | 2,778 | (442) | (175) |
| Increase (decrease) in net assets derived from principal transactions | (88,953) | 2,778 | (442) | (175) |
| Total increase (decrease) in net assets | (111,309) | 3,452 | (212) | (162) |
| **Net assets at December 31, 2013** | $ 148,758 | $ 4,551 | $ 1,966 | $ 1,357 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

|  | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Columbia Diversified Equity Income Fund - Class K | Royce Total Return Fund - K Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 17,672 | $ 23,415 | $ 5,931 | $ - |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | (64) | 2,156 | 95 | - |
| Total realized gain (loss) on investments and capital gains distributions | 2,052 | (361) | 277 | - |
| Net unrealized appreciation (depreciation) of investments | (248) | 1,737 | 479 | - |
| Net increase (decrease) in net assets resulting from operations | 1,740 | 3,532 | 851 | - |
| Changes from principal transactions: |  |  |  |  |
| Total unit transactions | (3,511) | 791 | 486 | 1 |
| Increase (decrease) in net assets derived from principal transactions | (3,511) | 791 | 486 | 1 |
| Total increase (decrease) in net assets | (1,771) | 4,323 | 1,337 | 1 |
| **Net assets at December 31, 2012** | 15,901 | 27,738 | 7,268 | 1 |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 38 | 1,292 | 59 | - |
| Total realized gain (loss) on investments and capital gains distributions | 340 | 1,754 | 503 | - |
| Net unrealized appreciation (depreciation) of investments | (913) | 39 | 1,655 | - |
| Net increase (decrease) in net assets resulting from operations | (535) | 3,085 | 2,217 | - |
| Changes from principal transactions: |  |  |  |  |
| Total unit transactions | (2,429) | 87 | 161 | 1 |
| Increase (decrease) in net assets derived from principal transactions | (2,429) | 87 | 161 | 1 |
| Total increase (decrease) in net assets | (2,964) | 3,172 | 2,378 | 1 |
| **Net assets at December 31, 2013** | $ 12,937 | $ 30,910 | $ 9,646 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 6,672 | $ 625 | $ 173 | $ 1,088 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 37 | 1 | 1 | 17 |
| Total realized gain (loss) on investments and capital gains distributions | 365 | 40 | 10 | 76 |
| Net unrealized appreciation (depreciation) of investments | 1,034 | 74 | 21 | 81 |
| Net increase (decrease) in net assets resulting from operations | 1,436 | 115 | 32 | 174 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (166) | 37 | 21 | (88) |
| Increase (decrease) in net assets derived from principal transactions | (166) | 37 | 21 | (88) |
| Total increase (decrease) in net assets | 1,270 | 152 | 53 | 86 |
| **Net assets at December 31, 2012** | 7,942 | 777 | 226 | 1,174 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (101) | (3) | - | 14 |
| Total realized gain (loss) on investments and capital gains distributions | 940 | 120 | 49 | 165 |
| Net unrealized appreciation (depreciation) of investments | 1,605 | 115 | 30 | 171 |
| Net increase (decrease) in net assets resulting from operations | 2,444 | 232 | 79 | 350 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,758 | (81) | (20) | 296 |
| Increase (decrease) in net assets derived from principal transactions | 1,758 | (81) | (20) | 296 |
| Total increase (decrease) in net assets | 4,202 | 151 | 59 | 646 |
| **Net assets at December 31, 2013** | $ 12,144 | $ 928 | $ 285 | $ 1,820 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Templeton Global Bond Fund - Advisor Class | Templeton Global Bond Fund - Class A | Thornburg International Value Fund - Class R4 | USAA Precious Metals and Minerals Fund - Adviser Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ - | $ 209,387 | $ 55 | $ 4,823 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 970 | 10,420 | 1 | (62) |
| Total realized gain (loss) on investments and capital gains distributions | 477 | 9,019 | (4) | (1,220) |
| Net unrealized appreciation (depreciation) of investments | 655 | 9,438 | 10 | 252 |
| Net increase (decrease) in net assets resulting from operations | 2,102 | 28,877 | 7 | (1,030) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 34,933 | (33,766) | (28) | 4,288 |
| Increase (decrease) in net assets derived from principal transactions | 34,933 | (33,766) | (28) | 4,288 |
| Total increase (decrease) in net assets | 37,035 | (4,889) | (21) | 3,258 |
| **Net assets at December 31, 2012** | 37,035 | 204,498 | 34 | 8,081 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,504 | 6,215 | - | (64) |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 1,853 | - | (2,926) |
| Net unrealized appreciation (depreciation) of investments | (907) | (5,834) | 6 | (1,813) |
| Net increase (decrease) in net assets resulting from operations | 602 | 2,234 | 6 | (4,803) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,243 | (6,007) | 6 | 3,471 |
| Increase (decrease) in net assets derived from principal transactions | 2,243 | (6,007) | 6 | 3,471 |
| Total increase (decrease) in net assets | 2,845 | (3,773) | 12 | (1,332) |
| **Net assets at December 31, 2013** | $ 39,880 | $ 200,725 | $ 46 | $ 6,749 |

*The accompanying notes are an integral part of these financial statements.*

201

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Diversified Value Portfolio | Equity Income Portfolio | Small Company Growth Portfolio | Victory Small Company Opportunity Fund - Class R |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 82 | $ 351 | $ 92 | $ 1 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 5 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2) | (1) | 19 | 1 |
| Net unrealized appreciation (depreciation) of investments | 13 | 42 | (11) | - |
| Net increase (decrease) in net assets resulting from operations | 12 | 46 | 8 | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7) | 49 | (75) | 11 |
| Increase (decrease) in net assets derived from principal transactions | (7) | 49 | (75) | 11 |
| Total increase (decrease) in net assets | 5 | 95 | (67) | 12 |
| **Net assets at December 31, 2012** | 87 | 446 | 25 | 13 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 8 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 87 | 9 | 1 |
| Net unrealized appreciation (depreciation) of investments | 23 | (2) | 2 | 3 |
| Net increase (decrease) in net assets resulting from operations | 24 | 93 | 11 | 4 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4) | (294) | (13) | 3 |
| Increase (decrease) in net assets derived from principal transactions | (4) | (294) | (13) | 3 |
| Total increase (decrease) in net assets | 20 | (201) | (2) | 7 |
| **Net assets at December 31, 2013** | $ 107 | $ 245 | $ 23 | $ 20 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Wanger International | Wanger Select | Wanger USA | Washington Mutual Investors Fund - Class R-3 |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 24,628 | $ 78,376 | $ 40,134 | $ 4,465 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 149 | (338) | (239) | 60 |
| Total realized gain (loss) on investments and capital gains distributions | 3,305 | (987) | 2,050 | (160) |
| Net unrealized appreciation (depreciation) of investments | 1,857 | 14,495 | 6,347 | 595 |
| Net increase (decrease) in net assets resulting from operations | 5,311 | 13,170 | 8,158 | 495 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,619 | (9,239) | 7,921 | (579) |
| Increase (decrease) in net assets derived from principal transactions | 3,619 | (9,239) | 7,921 | (579) |
| Total increase (decrease) in net assets | 8,930 | 3,931 | 16,079 | (84) |
| **Net assets at December 31, 2012** | 33,558 | 82,307 | 56,213 | 4,381 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 759 | (482) | (417) | 68 |
| Total realized gain (loss) on investments and capital gains distributions | 3,854 | 2,493 | 6,934 | 394 |
| Net unrealized appreciation (depreciation) of investments | 3,215 | 23,722 | 12,172 | 730 |
| Net increase (decrease) in net assets resulting from operations | 7,828 | 25,733 | 18,689 | 1,192 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4,968 | (12,015) | (1,648) | (851) |
| Increase (decrease) in net assets derived from principal transactions | 4,968 | (12,015) | (1,648) | (851) |
| Total increase (decrease) in net assets | 12,796 | 13,718 | 17,041 | 341 |
| **Net assets at December 31, 2013** | $ 46,354 | $ 96,025 | $ 73,254 | $ 4,722 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Washington Mutual Investors Fund - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A | Wells Fargo Advantage Special Small Cap Value Fund - Class A |
|---|---|---|---|
| **Net assets at January 1, 2012** | $ 87,837 | $ 108 | $ 89,066 |
| **Increase (decrease) in net assets** | | | |
| Operations: | | | |
| Net investment income (loss) | 1,112 | - | (973) |
| Total realized gain (loss) on investments and capital gains distributions | 38 | 7 | (2,595) |
| Net unrealized appreciation (depreciation) of investments | 8,872 | 6 | 14,263 |
| Net increase (decrease) in net assets resulting from operations | 10,022 | 13 | 10,695 |
| Changes from principal transactions: | | | |
| Total unit transactions | (2,903) | 14 | (5,678) |
| Increase (decrease) in net assets derived from principal transactions | (2,903) | 14 | (5,678) |
| Total increase (decrease) in net assets | 7,119 | 27 | 5,017 |
| **Net assets at December 31, 2012** | 94,956 | 135 | 94,083 |
| **Increase (decrease) in net assets** | | | |
| Operations: | | | |
| Net investment income (loss) | 1,410 | (1) | (1,021) |
| Total realized gain (loss) on investments and capital gains distributions | 3,913 | 31 | 7,208 |
| Net unrealized appreciation (depreciation) of investments | 23,143 | (12) | 26,823 |
| Net increase (decrease) in net assets resulting from operations | 28,466 | 18 | 33,010 |
| Changes from principal transactions: | | | |
| Total unit transactions | (4,853) | (38) | (8,528) |
| Increase (decrease) in net assets derived from principal transactions | (4,853) | (38) | (8,528) |
| Total increase (decrease) in net assets | 23,613 | (20) | 24,482 |
| **Net assets at December 31, 2013** | $ 118,569 | $ 115 | $ 118,565 |

*The accompanying notes are an integral part of these financial statements.*

1.      **Organization**

Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. (name changed from ING U.S., Inc.) ("Voya Financial"), a holding company domiciled in the State of Delaware.

In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management, and insurance operations. On May 2, 2013, the common stock of Voya Financial began trading on the New York Stock Exchange under the symbol "VOYA" On May 7, 2013 and May 31, 2013, Voya Financial completed its initial public offering of common stock, including the issuance and sale by Voya Financial of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING Groep N.V. ("ING") and previously the sole stockholder of Voya Financial, of 44,201,773 shares of outstanding common stock of Voya Financial (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial common stock to ING.

On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial in a registered public offering ("Secondary Offering"), reducing ING's ownership of Voya Financial to 57%.

On March 25, 2014, ING completed a sale of 30,475,000 shares of common stock of Voya Financial in a registered public offering. On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 7,255,853 shares of its common stock from ING (the "Direct Share Buyback") (the offering and the Direct Share Buyback collectively, the "Transactions"). Upon completion of the Transactions, ING's ownership of Voya Financial was reduced to approximately 43%.

On April 11, 2013, plans to rebrand ING U.S., Inc. as Voya Financial were announced, and in January 2014, additional details regarding the operational and legal work associated with the rebranding were announced. On April 7, 2014, ING U.S., Inc. changed its legal name to Voya Financial, Inc.; and based on current expectations, in May 2014 its Investment Management and Employee Benefits businesses will begin using the Voya Financial brand. In September 2014, Voya Financial's remaining businesses will begin using the Voya Financial brand and all remaining Voya Financial legal entities that currently have names incorporating the "ING" brand, including the Company, will change their names to reflect the Voya brand. Voya Financial anticipates that the process of changing all marketing materials, operating materials and legal entity

names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

The Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2013, the Account had 303 investment divisions (the "Divisions"), 125 of which invest in independently managed mutual funds and 178 of which invest in mutual funds managed by affiliates, either ING Investments, LLC ("IIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2013 and related Trusts are as follows:

AIM Growth Series:
   Invesco Mid Cap Core Equity Fund - Class A
   Invesco Small Cap Growth Fund - Class A
AIM International Mutual Funds:
   Invesco International Growth Fund - Class R5
AIM Investment Funds:
   Invesco Endeavor Fund - Class A
   Invesco Global Health Care Fund - Investor Class
AIM Sector Funds:
   Invesco Small Cap Value Fund - Class A
AIM Variable Insurance Funds:
   Invesco V.I. American Franchise Fund -
     Series I Shares
   Invesco V.I. Core Equity Fund - Series I Shares
The Alger Funds:
   Alger Capital Appreciation Fund - Class A
The Alger Funds II:
   Alger Green Fund - Class A
AllianceBernstein Growth and Income Fund, Inc.:
   AllianceBernstein Growth and Income Fund, Inc. -
     Class A
AllianceBernstein Variable Products Series Fund, Inc.:
   AllianceBernstein Growth and Income
     Portfolio - Class A
Allianz Funds:
   AllianzGI NFJ Dividend Value Fund - Class A
   AllianzGI NFJ Large-Cap Value Fund -
     Institutional Class
   AllianzGI NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
   Amana Growth Fund
   Amana Income Fund
American Balanced Fund®, Inc.:
   American Balanced Fund® - Class R-3
American Century Government Income Trust:
   American Century Inflation-Adjusted Bond
     Fund - Investor Class
American Century Quantitative Equity Funds, Inc.:
   American Century Income & Growth Fund - A Class

American Funds Fundamental Investors:
   Fundamental Investors - Class R-3
   Fundamental Investors - Class R-4
American Mutual Fund®:
   American Funds American Mutual Fund® -
     Class R-4
   Ariel Appreciation Fund - Investor Class
   Ariel Fund - Investor Class
Artisan Funds, Inc.:
   Artisan International Fund - Investor Shares
Aston Funds:
   Aston/Fairpointe Mid Cap Fund - Class N
BlackRock Equity Dividend Fund:
   BlackRock Equity Dividend Fund - Investor A
     Shares
BlackRock Mid Cap Value Opportunities Series, Inc.:
   BlackRock Mid Cap Value Opportunities Fund -
     Investor A Shares
Bond Fund of America:
   Bond Fund of America - Class R-4
Calvert Variable Series, Inc.:
   Calvert VP SRI Balanced Portfolio
Capital World Growth & Income Fund:
   Capital World Growth & Income Fund$^{SM}$, Inc. -
     Class R-3
Cohen & Steers Realty Shares, Inc.:
   Cohen & Steers Realty Shares
Columbia Acorn Trust:
   Columbia$^{SM}$ Acorn Fund® - Class A
   Columbia$^{SM}$ Acorn Fund® - Class Z
Columbia Funds Series Trust:
   Columbia Mid Cap Value Fund - Class A
   Columbia Mid Cap Value Fund - Class Z
CRM Mutual Fund Trust:
   CRM Mid Cap Value Fund - Investor Shares
Delaware Group Adviser Funds:
   Delaware Diversified Income Fund - Class A
Delaware Group Equity Funds V:
   Delaware Small Cap Value Fund - Class A

Dodge & Cox Funds:
  Dodge & Cox International Stock Fund
  Dodge & Cox Stock Fund
DWS Institutional Funds:
  DWS Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
  Eaton Vance Large-Cap Value Fund - Class R
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Fidelity® Contrafund®:
  Fidelity® Advisor New Insights
    Fund - Institutional Class
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager Portfolio - Initial Class
Franklin Mutual Series Fund Inc.:
  Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Growth Fund of America:
  Growth Fund of America - Class R-3
  Growth Fund of America - Class R-4
Hartford Mutual Funds, Inc.:
  The Hartford Capital Appreciation Fund - Class R4
  The Hartford Dividend and Growth Fund - Class R4
Income Fund of America:
  Income Fund of America - Class R-3
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Equity Trust:
  ING Growth Opportunities Fund - Class A
  ING Large Cap Value Fund - Class A
  ING MidCap Opportunities Fund - Class A
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING BlackRock Health Sciences Opportunities
    Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio -
    Adviser Class

ING Investors Trust (continued):
  ING BlackRock Large Cap Growth Portfolio -
    Institutional Class
  ING BlackRock Large Cap Growth Portfolio -
    Service Class
  ING BlackRock Large Cap Growth Portfolio -
    Service 2 Class
  ING Clarion Global Real Estate Portfolio -
    Adviser Class
  ING Clarion Global Real Estate Portfolio -
    Institutional Class
  ING Clarion Real Estate Portfolio - Adviser Class
  ING Clarion Real Estate Portfolio -
    Institutional Class
  ING Clarion Real Estate Portfolio - Service Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio -
    Institutional Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service
    Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio -
    Service 2 Class
  ING Global Resources Portfolio - Adviser Class
  ING Global Resources Portfolio - Institutional Class
  ING Global Resources Portfolio - Service Class
  ING Invesco Growth and Income Portfolio -
    Institutional Class
  ING Invesco Growth and Income Portfolio -
    Service Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Service Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Adviser Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Service Class
  ING Large Cap Growth Portfolio - Adviser Class
  ING Large Cap Growth Portfolio - Institutional Class
  ING Large Cap Growth Portfolio - Service Class
  ING Large Cap Value Portfolio - Adviser Class
  ING Large Cap Value Portfolio - Institutional Class
  ING Large Cap Value Portfolio - Service Class
  ING Limited Maturity Bond Portfolio - Adviser Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Service Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Morgan Stanley Global Franchise Portfolio -
    Adviser Class
  ING Multi-Manager Large Cap Core Portfolio -
    Institutional Class

ING Investors Trust (continued):
  ING Multi-Manager Large Cap Core Portfolio -
    Service Class
  ING PIMCO High Yield Portfolio - Adviser Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio -
    Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio -
    Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio -
    Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser
    Class
  ING T. Rowe Price Equity Income Portfolio - Service
    Class
  ING T. Rowe Price International Stock Portfolio -
    Adviser Class
  ING T. Rowe Price International Stock Portfolio -
    Service Class
  ING Templeton Global Growth Portfolio -
    Institutional Class
  ING Templeton Global Growth Portfolio - Service
    Class
  ING U.S. Stock Index Portfolio - Institutional Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
ING Mutual Funds:
  ING Global Real Estate Fund - Class A
  ING International Small Cap Fund - Class A
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value
    Portfolio - Adviser Class
  ING American Century Small-Mid Cap Value
    Portfolio -  Initial Class
  ING American Century Small-Mid Cap Value
    Portfolio - Service Class
  ING Baron Growth Portfolio - Adviser Class
  ING Baron Growth Portfolio - Service Class
  ING Columbia Contrarian Core Portfolio - Service
    Class
  ING Columbia Small Cap Value II Portfolio - Adviser
    Class
  ING Columbia Small Cap Value II Portfolio - Service
    Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Global Bond Portfolio - Adviser Class
  ING Global Bond Portfolio - Initial Class
  ING Global Bond Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Initial Class
  ING Index Solution 2015 Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Service 2 Class
  ING Index Solution 2025 Portfolio - Initial Class
  ING Index Solution 2025 Portfolio - Service Class
  ING Index Solution 2025 Portfolio - Service 2 Class
  ING Index Solution 2035 Portfolio - Initial Class

ING Partners, Inc. (continued):
  ING Index Solution 2035 Portfolio - Service Class
  ING Index Solution 2035 Portfolio - Service 2 Class
  ING Index Solution 2045 Portfolio - Initial Class
  ING Index Solution 2045 Portfolio - Service Class
  ING Index Solution 2045 Portfolio - Service 2 Class
  ING Index Solution 2055 Portfolio - Initial Class
  ING Index Solution 2055 Portfolio - Service Class
  ING Index Solution 2055 Portfolio - Service 2 Class
  ING Index Solution Income Portfolio - Initial Class
  ING Index Solution Income Portfolio - Service Class
  ING Index Solution Income Portfolio - Service 2 Class
  ING Invesco Comstock Portfolio - Adviser Class
  ING Invesco Comstock Portfolio - Service Class
  ING Invesco Equity and Income Portfolio - Adviser
    Class
  ING Invesco Equity and Income Portfolio - Initial
    Class
  ING Invesco Equity and Income Portfolio - Service
    Class
  ING JPMorgan Mid Cap Value Portfolio - Adviser
    Class
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2015 Portfolio - Service 2 Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Initial Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service 2 Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Initial Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service 2 Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Initial Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service 2 Class
  ING Solution 2055 Portfolio - Initial Class
  ING Solution 2055 Portfolio - Service Class
  ING Solution 2055 Portfolio - Service 2 Class
  ING Solution Balanced Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Initial Class
  ING Solution Income Portfolio - Service Class
  ING Solution Income Portfolio - Service 2 Class

ING Investors Trust (continued):
ING Solution Moderately Conservative
Portfolio - Service Class
ING T. Rowe Price Diversified Mid Cap Growth
Portfolio -Adviser Class
ING T. Rowe Price Diversified Mid Cap Growth
Portfolio - Initial Class
ING T. Rowe Price Diversified Mid Cap Growth
Portfolio - Service Class
ING T. Rowe Price Growth Equity Portfolio -
Adviser Class
ING T. Rowe Price Growth Equity Portfolio - Initial
Class
ING T. Rowe Price Growth Equity Portfolio - Service
Class
ING Templeton Foreign Equity Portfolio - Adviser
Class
ING Templeton Foreign Equity Portfolio - Initial Class
ING Templeton Foreign Equity Portfolio - Service
Class
ING Series Fund, Inc.:
ING Core Equity Research Fund - Class A
ING Strategic Allocation Portfolios, Inc.:
ING Strategic Allocation Conservative Portfolio -
Class I
ING Strategic Allocation Growth Portfolio - Class I
ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
ING Growth and Income Portfolio - Class A
ING Growth and Income Portfolio - Class S
ING Variable Portfolios, Inc.:
ING Index Plus LargeCap Portfolio - Class I
ING Index Plus LargeCap Portfolio - Class S
ING Index Plus MidCap Portfolio - Class I
ING Index Plus MidCap Portfolio - Class S
ING Index Plus SmallCap Portfolio - Class I
ING Index Plus SmallCap Portfolio - Class S
ING International Index Portfolio - Class I
ING International Index Portfolio - Class S
ING Russell™ Large Cap Growth Index Portfolio -
Class I
ING Russell™ Large Cap Growth Index Portfolio -
Class S
ING Russell™ Large Cap Index Portfolio - Class I
ING Russell™ Large Cap Index Portfolio - Class S
ING Russell™ Large Cap Value Index Portfolio -
Class I
ING Russell™ Large Cap Value Index Portfolio -
Class S
ING Russell™ Mid Cap Growth Index Portfolio -
Class S
ING Russell™ Mid Cap Index Portfolio - Class I
ING Russell™ Small Cap Index Portfolio - Class I
ING Small Company Portfolio - Class I
ING Small Company Portfolio - Class S
ING U.S. Bond Index Portfolio - Class I

ING Variable Products Trust:
ING International Value Portfolio - Class I
ING International Value Portfolio - Class S
ING MidCap Opportunities Portfolio - Class I
ING MidCap Opportunities Portfolio - Class S
ING SmallCap Opportunities Portfolio - Class I
ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
Janus Aspen Series Balanced Portfolio -
Institutional Shares
Janus Aspen Series Enterprise Portfolio -
Institutional Shares
Janus Aspen Series Flexible Bond Portfolio -
Institutional Shares Institutional Shares
Janus Aspen Series Global Research Portfolio -
Institutional Shares
Janus Aspen Series Janus Portfolio - Institutional
Shares
JPMorgan Trust II:
JPMorgan Government Bond Fund - Select Class
Lazard Funds, Inc.:
Lazard Emerging Markets Equity Portfolio - Open
Shares
Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
Loomis Sayles Small Cap Value Fund - Retail Class
Lord Abbett Developing Growth Fund, Inc.:
Lord Abbett Developing Growth Fund - Class A
Lord Abbett Investment Trust:
Lord Abbett Core Fixed Income Fund - Class A
Lord Abbett Mid Cap Stock Fund, Inc.:
Lord Abbett Mid Cap Stock Fund - Class A
Lord Abbett Research Fund, Inc.:
Lord Abbett SmallCap Value Fund - Class A
Lord Abbett Securities Trust:
Lord Abbett Fundamental Equity Fund - Class A
Lord Abbett Series Fund, Inc.:
Lord Abbett Series Fund MidCap Stock Portfolio -
Class VC
MainStay Funds:
MainStay Large Cap Growth Fund - Class R3
Massachusetts Investors Growth Stock Fund:
Massachusetts Investors Growth Stock Fund - Class A
Metropolitan West Funds:
Metropolitan West Total Return Bond Fund -
Class M Shares
Neuberger Berman Equity Funds®:
Neuberger Berman Genesis Fund - Trust Class
Neuberger Berman Socially Responsive Fund -
Trust Class
New Perspective Fund:
New Perspective Fund - Class R-3

New Perspective Fund (continued):
  New Perspective Fund - Class R-4
Oppenheimer Capital Appreciation Fund:
  Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
  Oppenheimer Developing Markets Fund - Class Y
Oppenheimer Gold & Special Minerals Fund:
  Oppenheimer Gold & Special Minerals Fund - Class A
Oppenheimer International Bond Fund:
  Oppenheimer International Bond Fund - Class A
Oppenheimer Variable Account Funds:
  Oppenheimer Discovery Mid Cap Growth Fund/VA
  Oppenheimer Global Fund/VA
  Oppenheimer Global Strategic Income Fund/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
Parnassus Income Funds:
  Parnassus Equity Income Fund - Investor Shares
Pax World Funds Series Trust I:
  Pax World Balanced Fund - Individual Investor Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Equity Income Fund:
  Pioneer Equity Income Fund - Class Y
Pioneer High Yield Fund:
  Pioneer High Yield Fund - Class A
Pioneer Strategic Income Fund:
  Pioneer Strategic Income Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
RiverSource® Investment Series, Inc.:
  Columbia Diversified Equity Income Fund - Class K

The Royce Fund:
  Royce Total Return Fund - K Class
SmallCap World Fund, Inc.:
  SMALLCAP World Fund® - Class R-4
T. Rowe Price Mid-Cap Value Fund, Inc.:
  T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
  T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
  Templeton Foreign Fund - Class A
Templeton Income Trust:
  Templeton Global Bond Fund - Advisor class
  Templeton Global Bond Fund - Class A
Thornburg Investment Trust:
  Thornburg International Value Fund - Class R4
USAA Investment Trust:
  USAA Precious Metals and Minerals Fund -
    Adviser Shares
Vanguard® Variable Insurance Fund:
  Diversified Value Portfolio
  Equity Income Portfolio
  Small Company Growth Portfolio
The Victory Portfolios:
  Victory Small Company Opportunity Fund - Class R
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA
Washington Mutual Investors Fund:
  Washington Mutual Investors Fund - Class R-3
  Washington Mutual Investors Fund - Class R-4
Wells Fargo Funds Trust:
  Wells Fargo Advantage Small Cap Value Fund -
    Class A
  Wells Fargo Advantage Special Small Cap Value
    Fund - Class A

The names of certain Trusts and Divisions were changed during 2013. The following is a summary of current and former names for those Trusts and Divisions:

| Current Name | Former Name |
|---|---|
| AIM Variable Insurance Funds: | Van Kampen Equity Trust II: |
|   Invesco V.I. American Franchise Fund - |   Invesco Van Kampen American Franchise Fund - |
|     Series I Shares |     Class I Shares |
| Allianz Funds: | Allianz Funds: |
|   AllianzGI NFJ Dividend Value Fund - Class A |   Allianz NFJ Dividend Value Fund - Class A |
|   AllianzGI NFJ Large-Cap Value Fund - Institutional Class |   Allianz NFJ Large-Cap Value Fund - Institutional Class |
|   AllianzGI NFJ Small-Cap Value Fund - Class A |   Allianz NFJ Small-Cap Value Fund - Class A |
| ING Investors Trust: | ING Investors Trust: |
|   ING Invesco Growth and Income Portfolio - |   ING Invesco Van Kampen Growth and Income Portfolio - |
|     Institutional Class |     Institutional Class |
|   ING Invesco Growth and Income Portfolio - |   ING Invesco Van Kampen Growth and Income |
|     Service Class |     Portfolio - Service Class |
|   ING Multi-Manager Large Cap Core |   ING Pioneer Fund Portfolio - Institutional |

Portfolio - Institutional Class                                                    Class
ING Multi-Manager Large Cap Core Portfolio - Service Class          ING Pioneer Fund Portfolio - Service Class

| Current Name | Former Name |
|---|---|
| ING Partners, Inc.: | ING Partners, Inc.: |
| ING Columbia Contrarian Core Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class |
| ING Invesco Comstock Portfolio - Adviser Class | ING Invesco Van Kampen Comstock Portfolio - Adviser Class |
| ING Invesco Comstock Portfolio - Service Class | ING Invesco Van Kampen Comstock Portfolio - Service Class |
| ING Invesco Equity and Income Portfolio - Adviser Class | ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class |
| ING Invesco Equity and Income Portfolio - Initial Class | ING Invesco Van Kampen Equity and Income Portfolio - Initial Class |
| ING Invesco Equity and Income Portfolio - Service Class | ING Invesco Van Kampen Equity and Income Portfolio - Service Class |
| ING Solution Balanced Portfolio - Service Class | ING Solution Growth Portfolio - Service Class |
| ING Solution Moderately Conservative Portfolio - Service Class | ING Solution Moderate Portfolio - Service Class |
| Janus Aspen Series: | Janus Aspen Series: |
| Janus Aspen Series Global Research Portfolio - Institutional Shares | Janus Aspen Series Worldwide Portfolio - Institutional Shares |
| Oppenheimer Variable Account Funds: | Oppenheimer Variable Account Funds: |
| Oppenheimer Discovery Mid Cap Growth Fund/VA | Oppenheimer Small- & Mid-Cap Growth Fund/VA |
| Oppenheimer Global Fund/VA | Oppenheimer Global Securities Fund/VA |
| Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer Main Street Small- & Mid-Cap Fund®/VA |
| RiverSource® Investment Series, Inc.: | RiverSource® Investment Series, Inc.: |
| Columbia Diversified Equity Income Fund - Class K | Columbia Diversified Equity Income Fund - Class R4 |

During 2013, the following Divisions were closed to contract owners:


ING Equity Trust:
    ING Value Choice Fund - Class A
ING Investors Trust:
    ING Pioneer Mid Cap Value Portfolio - Adviser Class
    ING Pioneer Mid Cap Value Portfolio - Institutional Class
    ING Pioneer Mid Cap Value Portfolio - Service Class
ING Partners, Inc.:
    ING Growth and Income Core Portfolio - Adviser Class
    ING Growth and Income Core Portfolio - Initial Class
    ING UBS U.S. Large Cap Equity Portfolio - Adviser Class
    ING UBS U.S. Large Cap Equity Portfolio - Initial Class
    ING UBS U.S. Large Cap Equity Portfolio - Service Class
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
    ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class
    ING BlackRock Science and Technology Opportunities Portfolio - Class I

2.    **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.   Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC").  Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners.  Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of ILIAC, and no charge is being made to the Account for federal income taxes for these amounts.  The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

*Contract Owner Reserves*

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions.  Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The

mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

*Changes from Principal Transactions*

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

*Future Adoption of Accounting Pronouncements*

In June 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-08, "Financial Services-Investment Companies (Accounting Standards Codification ("ASC") Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements" ("ASU 2013-08"), which provides comprehensive guidance for assessing whether an entity is an investment company and requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value. ASU 2013-08 also requires an entity to disclose that it is an investment company and any changes to that status, as well as information about financial support provided or required to be provided to investees.

The provisions of ASU 2013-08 are effective for interim and annual reporting periods in years beginning after December 15, 2013, and should be applied prospectively for entities that are investment companies upon the effective date of the amendments. The Account is currently in the process of assessing the requirements of ASU 2013-08, but does not expect ASU 2013-08 to have an impact on its net assets or results of operations.

*Subsequent Events*

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2013 and for the years ended December 31, 2013 and 2012, were issued.

3.    **Financial Instruments**

The Account invests assets in shares of open-end mutual funds and funds of funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed

net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2013 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2013. The Account had no financial liabilities as of December 31, 2013.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a)  Quoted prices for similar assets or liabilities in active markets;

  b)  Quoted prices for identical or similar assets or liabilities in non-active markets;
  c)  Inputs other than quoted market prices that are observable; and
  d)  Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4.    **Charges and Fees**

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

*Mortality and Expense Risk Charges*

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.75% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

*Asset Based Administrative Charges*

A charge to cover administrative expenses of the Account is deducted at an annual rate of 0.15% of the assets attributable to the Contracts. These charges are assessed through the redemption of units.

*Contract Maintenance Charges*

An annual Contract maintenance fee of up to $50 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.5% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

*Other Contract Charges*

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts.

These charges are assessed through either a reduction in unit values or the redemption of units.

*Fees Waived by ILIAC*

Certain charges and fees for various types of Contracts may be waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5.	**Related Party Transactions**

During the year ended December 31, 2013, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreements provided for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Equity Trust, ING Funds Trust, ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Mutual Funds, ING Series Fund, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreements provided for fees at annual rates ranging from 0.11% to 0.98% of the average net assets of each respective Fund.

**6.      Purchases and Sales of Investment Securities**

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2013 follow:

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| AIM Growth Series: | | |
| Invesco Mid Cap Core Equity Fund - Class A | $ 1,074 | $ 1,916 |
| Invesco Small Cap Growth Fund - Class A | 8 | 4 |
| AIM International Mutual Funds: | | |
| Invesco International Growth Fund - Class R5 | 180 | 13 |
| AIM Investment Funds: | | |
| Invesco Endeavor Fund - Class A | 39 | 21 |
| Invesco Global Health Care Fund - Investor Class | 124 | 74 |
| AIM Sector Funds: | | |
| Invesco Small Cap Value Fund - Class A | 127 | 7 |
| AIM Variable Insurance Funds: | | |
| Invesco V.I. American Franchise Fund - Series I Shares | 1,980 | 3,134 |
| Invesco V.I. Core Equity Fund - Series I Shares | 1,901 | 5,586 |
| The Alger Funds: | | |
| Alger Capital Appreciation Fund - Class A | 117 | 15 |
| The Alger Funds II: | | |
| Alger Green Fund - Class A | 2,270 | 847 |
| AllianceBernstein Growth and Income Fund, Inc.: | | |
| AllianceBernstein Growth and Income Fund, Inc. - Class A | 22 | 93 |
| AllianceBernstein Variable Products Series Fund, Inc.: | | |
| AllianceBernstein Growth and Income Portfolio - Class A | 185 | 140 |
| Allianz Funds: | | |
| AllianzGI NFJ Dividend Value Fund - Class A | 15 | 27 |
| AllianzGI NFJ Large-Cap Value Fund - Institutional Class | 1 | 21 |
| AllianzGI NFJ Small-Cap Value Fund - Class A | 141 | 27 |
| Amana Mutual Funds Trust: | | |
| Amana Growth Fund | 5,349 | 7,424 |
| Amana Income Fund | 11,990 | 6,506 |
| American Balanced Fund®, Inc.: | | |
| American Balanced Fund® - Class R-3 | 912 | 504 |
| American Century Government Income Trust: | | |
| American Century Inflation-Adjusted Bond Fund - Investor Class | 4,650 | 20,858 |
| American Century Quantitative Equity Funds, Inc.: | | |
| American Century Income & Growth Fund - A Class | 2,054 | 997 |
| American Funds Fundamental Investors: | | |
| Fundamental Investors - Class R-3 | 588 | 243 |
| Fundamental Investors - Class R-4 | 8,229 | 4,794 |
| American Mutual Fund®: | | |
| American Funds American Mutual Fund® - Class R-4 | 804 | 33 |
| Ariel Investment Trust: | | |
| Ariel Appreciation Fund - Investor Class | 189 | 580 |
| Ariel Fund - Investor Class | 7,714 | 2,893 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Purchases | Sales |
|---|---|---|
| Artisan Funds, Inc.: | | |
| Artisan International Fund - Investor Shares | $ 5,184 | $ 1,526 |
| Aston Funds: | | |
| Aston/Fairpointe Mid Cap Fund - Class N | 23,036 | 2,074 |
| BlackRock Equity Dividend Fund: | | |
| BlackRock Equity Dividend Fund - Investor A Shares | 285 | 107 |
| BlackRock Mid Cap Value Opportunities Series, Inc.: | | |
| BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | 8,239 | 4,724 |
| Bond Fund of America: | | |
| Bond Fund of America - Class R-4 | 1,498 | 2,758 |
| Calvert Variable Series, Inc.: | | |
| Calvert VP SRI Balanced Portfolio | 8,507 | 5,209 |
| Capital World Growth & Income Fund: | | |
| Capital World Growth & Income Fund$^{SM}$, Inc. - Class R-3 | 128 | 72 |
| Cohen & Steers Realty Shares, Inc.: | | |
| Cohen & Steers Realty Shares | 2,299 | 1,897 |
| Columbia Acorn Trust: | | |
| Columbia$^{SM}$ Acorn Fund® - Class A | 16 | 17 |
| Columbia$^{SM}$ Acorn Fund® - Class Z | 6 | - |
| Columbia Funds Series Trust: | | |
| Columbia Mid Cap Value Fund - Class A | 2,414 | 1,455 |
| Columbia Mid Cap Value Fund - Class Z | - | - |
| CRM Mutual Fund Trust: | | |
| CRM Mid Cap Value Fund - Investor Shares | 67 | 18 |
| Delaware Group Adviser Funds: | | |
| Delaware Diversified Income Fund - Class A | 1,977 | 809 |
| Delaware Group Equity Funds V: | | |
| Delaware Small Cap Value Fund - Class A | 110 | 7 |
| Dodge & Cox Funds: | | |
| Dodge & Cox International Stock Fund | 127 | 34 |
| Dodge & Cox Stock Fund | 112 | 33 |
| DWS Institutional Funds: | | |
| DWS Equity 500 Index Fund - Class S | 79 | 44 |
| Eaton Vance Special Investment Trust: | | |
| Eaton Vance Large-Cap Value Fund - Class R | 57 | 49 |
| EuroPacific Growth Fund®: | | |
| EuroPacific Growth Fund® - Class R-3 | 825 | 2,360 |
| EuroPacific Growth Fund® - Class R-4 | 16,349 | 20,839 |
| Fidelity® Contrafund®: | | |
| Fidelity® Advisor New Insights Fund - Institutional Class | 306 | 124 |
| Fidelity® Variable Insurance Products: | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 35,546 | 38,910 |
| Fidelity® VIP Growth Portfolio - Initial Class | 5,151 | 31,702 |
| Fidelity® VIP High Income Portfolio - Initial Class | 3,127 | 3,942 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 4,345 | 5,437 |
| Fidelity® Variable Insurance Products II: | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 36,158 | 115,868 |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 12,460 | 8,101 |

|  | *(Dollars in thousands)* | |
|---|---|---|
| Fidelity® Variable Insurance Products III: | | |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | $ 6,170 | $ 3,006 |
| Fidelity® Variable Insurance Products V: | | |
| Fidelity® VIP Asset Manager Portfolio - Initial Class | 1,652 | 3,910 |
| Franklin Mutual Series Fund Inc.: | | |
| Mutual Global Discovery Fund - Class R | 521 | 733 |
| Franklin Strategic Series: | | |
| Franklin Small-Mid Cap Growth Fund - Class A | 209 | 126 |
| Franklin Templeton Variable Insurance Products Trust: | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 14,720 | 16,350 |
| Growth Fund of America: | | |
| Growth Fund of America - Class R-3 | 2,508 | 2,040 |
| Growth Fund of America - Class R-4 | 34,388 | 29,321 |
| Hartford Mutual Funds, Inc.: | | |
| The Hartford Capital Appreciation Fund - Class R4 | 188 | 410 |
| The Hartford Dividend And Growth Fund - Class R4 | 163 | 491 |
| Income Fund of America: | | |
| Income Fund of America - Class R-3 | 372 | 255 |
| ING Balanced Portfolio, Inc.: | | |
| ING Balanced Portfolio - Class I | 10,849 | 40,429 |
| ING Equity Trust: | | |
| ING Growth Opportunities Fund - Class A | 30 | 2 |
| ING Large Cap Value Fund - Class A | 6 | - |
| ING MidCap Opportunities Fund - Class A | 2 | 1 |
| ING Real Estate Fund - Class A | 290 | 319 |
| ING Value Choice Fund - Class A | 1 | 5 |
| ING Funds Trust: | | |
| ING GNMA Income Fund - Class A | 539 | 957 |
| ING Intermediate Bond Fund - Class A | 442 | 1,572 |
| ING Intermediate Bond Portfolio: | | |
| ING Intermediate Bond Portfolio - Class I | 23,774 | 71,292 |
| ING Intermediate Bond Portfolio - Class S | 91 | 264 |
| ING Investors Trust: | | |
| ING BlackRock Health Sciences Opportunities Portfolio - Service Class | 14,780 | 2,432 |
| ING BlackRock Inflation Protected Bond Portfolio - Adviser Class | 9 | 30 |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 4,030 | 13,551 |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 22 | 324 |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | 5 | 55 |
| ING Clarion Global Real Estate Portfolio - Adviser Class | 1 | 1 |
| ING Clarion Global Real Estate Portfolio - Institutional Class | 17,810 | 11,120 |
| ING Clarion Real Estate Portfolio - Adviser Class | 1 | 4 |
| ING Clarion Real Estate Portfolio - Institutional Class | 198 | 604 |
| ING Clarion Real Estate Portfolio - Service Class | 4,434 | 9,031 |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Institutional Class | 4,487 | 5,483 |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class | 2,331 | 7,289 |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service 2 Class | 23 | 1 |
| ING Global Resources Portfolio - Adviser Class | - | 1 |
| ING Global Resources Portfolio - Institutional Class | - | 1 |
| ING Global Resources Portfolio - Service Class | 5,077 | 20,816 |
|  | **Purchases** | **Sales** |

*(Dollars in thousands)*

| | Purchases | Sales |
|---|---|---|
| ING Investors Trust (continued): | | |
| ING Invesco Growth and Income Portfolio - Institutional Class | $ 4,223 | $ 1,032 |
| ING Invesco Growth and Income Portfolio - Service Class | 5,783 | 3,760 |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 52 | 71 |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 2,704 | 8,201 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 2,985 | 6,691 |
| ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class | - | - |
| ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 8,273 | 1,891 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 7,476 | 1,842 |
| ING Large Cap Growth Portfolio - Adviser Class | 3 | 14 |
| ING Large Cap Growth Portfolio - Institutional Class | 22,074 | 18,323 |
| ING Large Cap Growth Portfolio - Service Class | 1,800 | 441 |
| ING Large Cap Value Portfolio - Adviser Class | 27 | - |
| ING Large Cap Value Portfolio - Institutional Class | 94,523 | 35,824 |
| ING Large Cap Value Portfolio - Service Class | 570 | 248 |
| ING Limited Maturity Bond Portfolio - Adviser Class | 1 | - |
| ING Marsico Growth Portfolio - Institutional Class | 2,452 | 2,540 |
| ING Marsico Growth Portfolio - Service Class | 5 | 30 |
| ING MFS Total Return Portfolio - Adviser Class | 36 | 312 |
| ING MFS Total Return Portfolio - Institutional Class | 5,163 | 7,169 |
| ING MFS Total Return Portfolio - Service Class | 2,518 | 3,508 |
| ING MFS Utilities Portfolio - Service Class | 4,122 | 5,330 |
| ING Morgan Stanley Global Franchise Portfolio - Adviser Class | 4 | - |
| ING Multi-Manager Large Cap Core Portfolio - Institutional Class | 2,520 | 3,386 |
| ING Multi-Manager Large Cap Core Portfolio - Service Class | 37 | 47 |
| ING PIMCO High Yield Portfolio - Adviser Class | 14 | 19 |
| ING PIMCO High Yield Portfolio - Institutional Class | 11,556 | 8,949 |
| ING PIMCO High Yield Portfolio - Service Class | 7,086 | 10,450 |
| ING Pioneer Mid Cap Value Portfolio - Adviser Class | - | 27 |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 1,965 | 91,375 |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 31 | 474 |
| ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class | 149 | 29 |
| ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | 40,057 | 9,077 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 79,011 | 20,317 |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | 88 | 359 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 8,636 | 18,127 |
| ING T. Rowe Price International Stock Portfolio - Adviser Class | 9 | 5 |
| ING T. Rowe Price International Stock Portfolio - Service Class | 796 | 1,404 |
| ING Templeton Global Growth Portfolio - Institutional Class | 111 | 334 |
| ING Templeton Global Growth Portfolio - Service Class | 2,100 | 1,479 |
| ING U.S. Stock Index Portfolio - Institutional Class | 4,787 | 835 |
| ING Money Market Portfolio: | | |
| ING Money Market Portfolio - Class I | 74,189 | 87,985 |
| ING Mutual Funds: | | |
| ING Global Real Estate Fund - Class A | 53 | 12 |
| ING International Small Cap Fund - Class A | 105 | 132 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |

ING Partners, Inc.:

| | Purchases | Sales |
|---|---:|---:|
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | $ 8 | $ 18 |
| ING American Century Small-Mid Cap Value Portfolio - Initial Class | 7,739 | 1,582 |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 8,526 | 6,299 |
| ING Baron Growth Portfolio - Adviser Class | 114 | 1,272 |
| ING Baron Growth Portfolio - Service Class | 27,689 | 14,552 |
| ING Columbia Contrarian Core Portfolio - Service Class | 1,803 | 3,062 |
| ING Columbia Small Cap Value II Portfolio - Adviser Class | 15 | 104 |
| ING Columbia Small Cap Value II Portfolio - Service Class | 1,971 | 1,379 |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 7 | 1,254 |
| ING Global Bond Portfolio - Adviser Class | 43 | 77 |
| ING Global Bond Portfolio - Initial Class | 10,155 | 35,880 |
| ING Global Bond Portfolio - Service Class | 162 | 415 |
| ING Growth and Income Core Portfolio - Adviser Class | 22 | 692 |
| ING Growth and Income Core Portfolio - Initial Class | 860 | 76,093 |
| ING Index Solution 2015 Portfolio - Initial Class | 407 | 66 |
| ING Index Solution 2015 Portfolio - Service Class | 201 | 445 |
| ING Index Solution 2015 Portfolio - Service 2 Class | 252 | 96 |
| ING Index Solution 2025 Portfolio - Initial Class | 692 | 25 |
| ING Index Solution 2025 Portfolio - Service Class | 962 | 2 |
| ING Index Solution 2025 Portfolio - Service 2 Class | 964 | 118 |
| ING Index Solution 2035 Portfolio - Initial Class | 851 | 37 |
| ING Index Solution 2035 Portfolio - Service Class | 294 | 7 |
| ING Index Solution 2035 Portfolio - Service 2 Class | 564 | 144 |
| ING Index Solution 2045 Portfolio - Initial Class | 313 | 16 |
| ING Index Solution 2045 Portfolio - Service Class | 308 | 4 |
| ING Index Solution 2045 Portfolio - Service 2 Class | 448 | 210 |
| ING Index Solution 2055 Portfolio - Initial Class | 120 | 1 |
| ING Index Solution 2055 Portfolio - Service Class | 161 | 154 |
| ING Index Solution 2055 Portfolio - Service 2 Class | 117 | 22 |
| ING Index Solution Income Portfolio - Initial Class | 10 | - |
| ING Index Solution Income Portfolio - Service Class | 157 | 458 |
| ING Index Solution Income Portfolio - Service 2 Class | 34 | 3 |
| ING Invesco Comstock Portfolio - Adviser Class | 25 | 27 |
| ING Invesco Comstock Portfolio - Service Class | 10,559 | 6,520 |
| ING Invesco Equity and Income Portfolio - Adviser Class | 40 | 98 |
| ING Invesco Equity and Income Portfolio - Initial Class | 11,345 | 36,205 |
| ING Invesco Equity and Income Portfolio - Service Class | 43 | 81 |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | 61 | 126 |
| ING JPMorgan Mid Cap Value Portfolio - Initial Class | 3,836 | 396 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 12,975 | 4,999 |
| ING Oppenheimer Global Portfolio - Adviser Class | 45 | 179 |
| ING Oppenheimer Global Portfolio - Initial Class | 16,160 | 67,839 |
| ING Oppenheimer Global Portfolio - Service Class | 161 | 125 |
| ING PIMCO Total Return Portfolio - Adviser Class | 155 | 698 |
| ING PIMCO Total Return Portfolio - Initial Class | 996 | 153 |
| ING PIMCO Total Return Portfolio - Service Class | 21,760 | 62,269 |
| ING Pioneer High Yield Portfolio - Initial Class | 15,017 | 4,337 |
| ING Pioneer High Yield Portfolio - Service Class | 235 | 40 |

| **Purchases** | **Sales** |
|---|---|
| *(Dollars in thousands)* | |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

ING Partners, Inc. (continued):

| | | |
|---|---:|---:|
| ING Solution 2015 Portfolio - Adviser Class | $ 27 | $ 31 |
| ING Solution 2015 Portfolio - Initial Class | 683 | 279 |
| ING Solution 2015 Portfolio - Service Class | 8,689 | 11,906 |
| ING Solution 2015 Portfolio - Service 2 Class | 1,518 | 2,521 |
| ING Solution 2025 Portfolio - Adviser Class | 69 | 48 |
| ING Solution 2025 Portfolio - Initial Class | 222 | 39 |
| ING Solution 2025 Portfolio - Service Class | 16,141 | 10,987 |
| ING Solution 2025 Portfolio - Service 2 Class | 2,110 | 4,600 |
| ING Solution 2035 Portfolio - Adviser Class | 4 | 96 |
| ING Solution 2035 Portfolio - Initial Class | 248 | 21 |
| ING Solution 2035 Portfolio - Service Class | 15,818 | 8,152 |
| ING Solution 2035 Portfolio - Service 2 Class | 1,730 | 5,508 |
| ING Solution 2045 Portfolio - Adviser Class | 2 | 33 |
| ING Solution 2045 Portfolio - Initial Class | 343 | 45 |
| ING Solution 2045 Portfolio - Service Class | 11,557 | 6,736 |
| ING Solution 2045 Portfolio - Service 2 Class | 1,562 | 6,831 |
| ING Solution 2055 Portfolio - Initial Class | 5 | - |
| ING Solution 2055 Portfolio - Service Class | 4,237 | 1,132 |
| ING Solution 2055 Portfolio - Service 2 Class | 591 | 450 |
| ING Solution Balanced Portfolio - Service Class | 1,307 | 350 |
| ING Solution Income Portfolio - Adviser Class | 8 | 52 |
| ING Solution Income Portfolio - Initial Class | 747 | 237 |
| ING Solution Income Portfolio - Service Class | 4,347 | 2,943 |
| ING Solution Income Portfolio - Service 2 Class | 286 | 1,010 |
| ING Solution Moderately Conservative Portfolio - Service Class | 1,785 | 605 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 23 | 225 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 10,789 | 45,391 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 150 | 77 |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | 57 | 173 |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 15,473 | 31,766 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 584 | 529 |
| ING Templeton Foreign Equity Portfolio - Adviser Class | 26 | 139 |
| ING Templeton Foreign Equity Portfolio - Initial Class | 5,064 | 12,932 |
| ING Templeton Foreign Equity Portfolio - Service Class | 62 | 40 |
| ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | - | 83 |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 677 | 75,011 |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 9 | 27 |
| ING Series Fund, Inc.: | | |
| ING Core Equity Research Fund - Class A | 16 | 87 |
| ING Strategic Allocation Portfolios, Inc.: | | |
| ING Strategic Allocation Conservative Portfolio - Class I | 6,402 | 5,192 |
| ING Strategic Allocation Growth Portfolio - Class I | 4,808 | 6,683 |
| ING Strategic Allocation Moderate Portfolio - Class I | 4,979 | 7,778 |
| ING Variable Funds: | | |
| ING Growth and Income Portfolio - Class A | 714 | 245 |
| ING Growth and Income Portfolio - Class I | 171,173 | 169,219 |
| ING Growth and Income Portfolio - Class S | 132 | 6,576 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |

ING Variable Insurance Trust:

223

| | Purchases | Sales |
|---|---:|---:|
| ING GET U.S. Core Portfolio - Series 11 | $ - | $ 6 |
| ING Variable Portfolios, Inc.: | | |
| ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class | - | 2 |
| ING BlackRock Science and Technology Opportunities Portfolio - Class I | 6,153 | 46,737 |
| ING Index Plus LargeCap Portfolio - Class I | 12,105 | 35,405 |
| ING Index Plus LargeCap Portfolio - Class S | 9 | 132 |
| ING Index Plus MidCap Portfolio - Class I | 11,731 | 40,457 |
| ING Index Plus MidCap Portfolio - Class S | 16 | 23 |
| ING Index Plus SmallCap Portfolio - Class I | 13,247 | 13,362 |
| ING Index Plus SmallCap Portfolio - Class S | 8 | 16 |
| ING International Index Portfolio - Class I | 5,707 | 3,654 |
| ING International Index Portfolio - Class S | - | - |
| ING Russell™ Large Cap Growth Index Portfolio - Class I | 3,234 | 2,878 |
| ING Russell™ Large Cap Growth Index Portfolio - Class S | 211 | 41 |
| ING Russell™ Large Cap Index Portfolio - Class I | 9,303 | 3,197 |
| ING Russell™ Large Cap Index Portfolio - Class S | 130 | 12 |
| ING Russell™ Large Cap Value Index Portfolio - Class I | 313 | 284 |
| ING Russell™ Large Cap Value Index Portfolio - Class S | 2,449 | 1,629 |
| ING Russell™ Mid Cap Growth Index Portfolio - Class S | 2,086 | 1,377 |
| ING Russell™ Mid Cap Index Portfolio - Class I | 15,935 | 3,733 |
| ING Russell™ Small Cap Index Portfolio - Class I | 8,147 | 2,019 |
| ING Small Company Portfolio - Class I | 17,317 | 17,136 |
| ING Small Company Portfolio - Class S | 39 | 6 |
| ING U.S. Bond Index Portfolio - Class I | 2,663 | 4,351 |
| ING Variable Products Trust: | | |
| ING International Value Portfolio - Class I | 4,480 | 11,658 |
| ING International Value Portfolio - Class S | 9 | 39 |
| ING MidCap Opportunities Portfolio - Class I | 54,477 | 12,423 |
| ING MidCap Opportunities Portfolio - Class S | 209 | 934 |
| ING SmallCap Opportunities Portfolio - Class I | 10,909 | 7,454 |
| ING SmallCap Opportunities Portfolio - Class S | 19 | 15 |
| Janus Aspen Series: | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 19 | 56 |
| Janus Aspen Series Enterprise Portfolio - Institutional Shares | 20 | 145 |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 4 | 3 |
| Janus Aspen Series Global Research Portfolio - Institutional Shares | 10 | 19 |
| Janus Aspen Series Janus Portfolio - Institutional Shares | 2 | 14 |
| JPMorgan Trust II: | | |
| JPMorgan Government Bond Fund - Select Class | 555 | 301 |
| Lazard Funds, Inc.: | | |
| Lazard Emerging Markets Equity Portfolio - Open Shares | - | - |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | 334 | 2,692 |
| LKCM Funds: | | |
| LKCM Aquinas Growth Fund | 70 | 50 |
| Loomis Sayles Funds I: | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | 3,551 | 1,224 |
| Lord Abbett Developing Growth Fund, Inc.: | | |
| Lord Abbett Developing Growth Fund - Class A | 144 | 17 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| Lord Abbett Investment Trust: | | |

| | Purchases | Sales |
|---|---:|---:|
| Lord Abbett Core Fixed Income Fund - Class A | $          7 | $         19 |
| Lord Abbett Mid Cap Stock Fund, Inc.: | | |
| Lord Abbett Mid Cap Stock Fund - Class A | 93 | 307 |
| Lord Abbett Research Fund, Inc.: | | |
| Lord Abbett SmallCap Value Fund - Class A | 459 | 260 |
| Lord Abbett Securities Trust: | | |
| Lord Abbett Fundamental Equity Fund - Class A | 115 | 35 |
| Lord Abbett Series Fund, Inc.: | | |
| Lord Abbett Series Fund MidCap Stock Portfolio - Class VC | 3,479 | 20,906 |
| MainStay Funds: | | |
| MainStay Large Cap Growth Fund - Class R3 | 101 | 17 |
| Massachusetts Investors Growth Stock Fund: | | |
| Massachusetts Investors Growth Stock Fund - Class A | 192 | 384 |
| Metropolitan West Funds: | | |
| Metropolitan West Total Return Bond Fund - Class M Shares | 3,541 | 32 |
| Neuberger Berman Equity Funds®: | | |
| Neuberger Berman Genesis Fund - Trust Class | 74 | 3 |
| Neuberger Berman Socially Responsive Fund - Trust Class | 5,462 | 2,210 |
| New Perspective Fund: | | |
| New Perspective Fund - Class R-3 | 496 | 618 |
| New Perspective Fund - Class R-4 | 17,141 | 8,352 |
| Oppenheimer Capital Appreciation Fund: | | |
| Oppenheimer Capital Appreciation Fund - Class A | 17 | 489 |
| Oppenheimer Developing Markets Fund: | | |
| Oppenheimer Developing Markets Fund - Class A | 14,484 | 30,467 |
| Oppenheimer Developing Markets Fund - Class Y | 5,143 | 4,240 |
| Oppenheimer Gold & Special Minerals Fund: | | |
| Oppenheimer Gold & Special Minerals Fund - Class A | 13 | 4 |
| Oppenheimer International Bond Fund: | | |
| Oppenheimer International Bond Fund - Class A | 46 | 22 |
| Oppenheimer Variable Account Funds: | | |
| Oppenheimer Discovery Mid Cap Growth Fund/VA | - | 9 |
| Oppenheimer Global Fund/VA | 11 | 31 |
| Oppenheimer Global Strategic Income Fund/VA | 8 | 13 |
| Oppenheimer Main Street Fund®/VA | 1 | 10 |
| Oppenheimer Main Street Small Cap Fund®/VA | 9,523 | 2,045 |
| Parnassus Income Funds: | | |
| Parnassus Equity Income Fund - Investor Shares | 6,832 | 578 |
| Pax World Funds Series Trust I: | | |
| Pax World Balanced Fund - Individual Investor Class | 7,868 | 6,441 |
| PIMCO Variable Insurance Trust: | | |
| PIMCO Real Return Portfolio - Administrative Class | 10,823 | 97,471 |
| Pioneer Equity Income Fund: | | |
| Pioneer Equity Income Fund - Class Y | 3,223 | 246 |
| Pioneer High Yield Fund: | | |
| Pioneer High Yield Fund - Class A | 439 | 727 |
| Pioneer Strategic Income Fund: | | |
| Pioneer Strategic Income Fund - Class A | 323 | 427 |

| **Purchases** | **Sales** |
|---|---|

*(Dollars in thousands)*

225

| | | |
|---|---:|---:|
| Pioneer Variable Contracts Trust: | | |
| Pioneer Emerging Markets VCT Portfolio - Class I | $ 1,280 | $ 3,672 |
| Pioneer High Yield VCT Portfolio - Class I | 7,965 | 4,811 |
| RiverSource® Investment Series, Inc.: | | |
| Columbia Diversified Equity Income Fund - Class K | 1,891 | 1,671 |
| The Royce Fund: | | |
| Royce Total Return Fund - K Class | 1 | - |
| SmallCap World Fund, Inc.: | | |
| SMALLCAP World Fund® - Class R-4 | 4,276 | 2,045 |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 180 | 224 |
| T. Rowe Price Value Fund, Inc.: | | |
| T. Rowe Price Value Fund - Advisor Class | 78 | 83 |
| Templeton Funds, Inc.: | | |
| Templeton Foreign Fund - Class A | 620 | 247 |
| Templeton Income Trust: | | |
| Templeton Global Bond Fund - Advisor Class | 11,060 | 7,304 |
| Templeton Global Bond Fund - Class A | 22,018 | 21,763 |
| Thornburg Investment Trust: | | |
| Thornburg International Value Fund - Class R4 | 8 | 1 |
| USAA Investment Trust: | | |
| USAA Precious Metals and Minerals Fund - Adviser Shares | 6,616 | 3,209 |
| Vanguard® Variable Insurance Fund: | | |
| Diversified Value Portfolio | 6 | 9 |
| Equity Income Portfolio | 42 | 329 |
| Small Company Growth Portfolio | 8 | 19 |
| The Victory Portfolios: | | |
| Victory Small Company Opportunity Fund - Class R | 4 | - |
| Wanger Advisors Trust: | | |
| Wanger International | 13,874 | 5,394 |
| Wanger Select | 4,246 | 15,467 |
| Wanger USA | 12,942 | 9,205 |
| Washington Mutual Investors Fund: | | |
| Washington Mutual Investors Fund - Class R-3 | 711 | 1,403 |
| Washington Mutual Investors Fund - Class R-4 | 11,016 | 12,157 |
| Wells Fargo Funds Trust: | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 35 | 63 |
| Wells Fargo Advantage Special Small Cap Value Fund - Class A | 10,402 | 12,957 |

## 7.    Changes in Units

The changes in units outstanding were as follows:

| | Year Ended December 31 | | | | | |
| | 2013 | | | 2012 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| AIM Growth Series: | | | | | | |
| Invesco Mid Cap Core Equity Fund - Class A | 83,840 | 151,512 | (67,672) | 66,280 | 123,142 | (56,862) |
| Invesco Small Cap Growth Fund - Class A | 318 | 226 | 92 | 559 | 1,231 | (672) |
| AIM International Mutual Funds: | | | | | | |
| Invesco International Growth Fund - Class R5 | 16,490 | 1,530 | 14,960 | 2,967 | 1 | 2,966 |
| AIM Investment Funds: | | | | | | |
| Invesco Endeavor Fund - Class A | 2,069 | 1,153 | 916 | 4,940 | 2,454 | 2,486 |
| Invesco Global Health Care Fund - Investor Class | 2,564 | 2,154 | 410 | 3,593 | 3,006 | 587 |
| AIM Sector Funds: | | | | | | |
| Invesco Small Cap Value Fund - Class A | 10,130 | 5,717 | 4,413 | 9,150 | 6,811 | 2,339 |
| AIM Variable Insurance Funds: | | | | | | |
| Invesco V.I. American Franchise Fund - Series I Shares | 1,729,947 | 1,734,198 | (4,251) | 799,175 | 97,178 | 701,997 |
| Invesco V.I. Core Equity Fund - Series I Shares | 381,722 | 670,658 | (288,936) | 283,311 | 681,336 | (398,025) |
| The Alger Funds: | | | | | | |
| Alger Capital Appreciation Fund - Class A | 4,512 | 1,163 | 3,349 | 36,919 | 1,507 | 35,412 |
| The Alger Funds II: | | | | | | |
| Alger Green Fund - Class A | 137,089 | 62,806 | 74,283 | 40,330 | 27,834 | 12,496 |
| AllianceBernstein Growth and Income Fund, Inc.: | | | | | | |
| AllianceBernstein Growth and Income Fund, Inc. - Class A | 1,281 | 6,157 | (4,876) | 7,899 | 7,861 | 38 |
| AllianceBernstein Variable Products Series Fund, Inc.: | | | | | | |
| AllianceBernstein Growth and Income Portfolio - Class A | 11,302 | 9,054 | 2,248 | 10,619 | 16,211 | (5,592) |
| Allianz Funds: | | | | | | |
| AllianzGI NFJ Dividend Value Fund - Class A | 566 | 1,378 | (812) | 7,049 | 6,821 | 228 |
| AllianzGI NFJ Large-Cap Value Fund - Institutional Class | 58 | 1,867 | (1,809) | 106,748 | 476,955 | (370,207) |
| AllianzGI NFJ Small-Cap Value Fund - Class A | 11,781 | 9,408 | 2,373 | 13,164 | 14,831 | (1,667) |
| Amana Mutual Funds Trust: | | | | | | |
| Amana Growth Fund | 654,147 | 896,989 | (242,842) | 913,133 | 543,784 | 369,349 |
| Amana Income Fund | 1,203,871 | 868,633 | 335,238 | 1,266,627 | 623,773 | 642,854 |

| | Year Ended December 31 | | | | | |
| | 2013 | | | 2012 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| American Balanced Fund®, Inc.: | | | | | | |
| American Balanced Fund® - Class R-3 | 203,036 | 183,185 | 19,851 | 119,572 | 169,481 | (49,909) |
| American Century Government Income Trust: | | | | | | |
| American Century Inflation-Adjusted Bond Fund - Investor Class | 902,333 | 2,269,235 | (1,366,902) | 2,114,698 | 1,465,248 | 649,450 |
| American Century Quantitative Equity Funds, Inc.: | | | | | | |
| American Century Income & Growth Fund - A Class | 225,681 | 153,680 | 72,001 | 159,852 | 130,012 | 29,840 |
| American Funds Fundamental Investors: | | | | | | |
| Fundamental Investors - Class R-3 | 108,599 | 81,542 | 27,057 | 75,934 | 82,680 | (6,746) |
| Fundamental Investors - Class R-4 | 1,095,577 | 903,222 | 192,355 | 815,631 | 845,129 | (29,498) |
| American Mutual Fund®: | | | | | | |
| American Funds American Mutual Fund® - Class R-4 | 57,093 | 3,346 | 53,747 | 4,912 | 265 | 4,647 |
| Ariel Investment Trust: | | | | | | |
| Ariel Appreciation Fund - Investor Class | 8,813 | 33,289 | (24,476) | 35,333 | 31,029 | 4,304 |
| Ariel Fund - Investor Class | 649,175 | 336,975 | 312,200 | 180,341 | 207,774 | (27,433) |
| Artisan Funds, Inc.: | | | | | | |
| Artisan International Fund - Investor Shares | 594,877 | 247,761 | 347,116 | 299,147 | 116,039 | 183,108 |
| Aston Funds: | | | | | | |
| Aston/Fairpointe Mid Cap Fund - Class N | 1,562,486 | 351,095 | 1,211,391 | 360,726 | 160,630 | 200,096 |
| BlackRock Equity Dividend Fund: | | | | | | |
| BlackRock Equity Dividend Fund - Investor A Shares | 68,384 | 58,257 | 10,127 | 78,914 | 44,419 | 34,495 |
| BlackRock Mid Cap Value Opportunities Series, Inc.: | | | | | | |
| BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | 464,773 | 325,192 | 139,581 | 256,602 | 178,498 | 78,104 |
| Bond Fund of America: | | | | | | |
| Bond Fund of America - Class R-4 | 237,156 | 360,575 | (123,419) | 348,172 | 237,042 | 111,130 |
| Calvert Variable Series, Inc.: | | | | | | |
| Calvert VP SRI Balanced Portfolio | 279,444 | 335,888 | (56,444) | 230,939 | 311,793 | (80,854) |
| Capital World Growth & Income Fund: | | | | | | |
| Capital World Growth & Income Fund[SM], Inc. - Class R-3 | 19,891 | 17,262 | 2,629 | 25,871 | 24,465 | 1,406 |
| Cohen & Steers Realty Shares, Inc.: | | | | | | |
| Cohen & Steers Realty Shares | 233,746 | 210,609 | 23,137 | 210,600 | 85,135 | 125,465 |

| | **Year Ended December 31** | | | | | |
| | **2013** | | | **2012** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| Columbia Acorn Trust: | | | | | | |
| Columbia<sup>SM</sup> Acorn Fund® - Class A | 4,132 | 4,527 | (395) | 884 | 592 | 292 |
| Columbia<sup>SM</sup> Acorn Fund® - Class Z | 230 | - | 230 | 189,532 | 1,198,349 | (1,008,817) |
| Columbia Funds Series Trust: | | | | | | |
| Columbia Mid Cap Value Fund - Class A | 185,657 | 154,176 | 31,481 | 90,325 | 115,934 | (25,609) |
| Columbia Mid Cap Value Fund - Class Z | 6 | - | 6 | 66,661 | 623,498 | (556,837) |
| CRM Mutual Fund Trust: | | | | | | |
| CRM Mid Cap Value Fund - Investor Shares | 3,412 | 3,141 | 271 | 7,697 | 9,026 | (1,329) |
| Delaware Group Adviser Funds: | | | | | | |
| Delaware Diversified Income Fund - Class A | 212,092 | 100,036 | 112,056 | 81,372 | 2,072 | 79,300 |
| Delaware Group Equity Funds V: | | | | | | |
| Delaware Small Cap Value Fund - Class A | 10,165 | 1,104 | 9,061 | - | - | - |
| Dodge & Cox Funds: | | | | | | |
| Dodge & Cox International Stock Fund | 15,434 | 8,743 | 6,691 | 14,828 | 9,687 | 5,141 |
| Dodge & Cox Stock Fund | 7,905 | 3,221 | 4,684 | 2,471 | 2,536 | (65) |
| DWS Institutional Funds: | | | | | | |
| DWS Equity 500 Index Fund - Class S | 4,110 | 2,434 | 1,676 | 4,779 | 2,638 | 2,141 |
| Eaton Vance Special Investment Trust: | | | | | | |
| Eaton Vance Large-Cap Value Fund - Class R | 3,285 | 2,996 | 289 | 3,671 | 567 | 3,104 |
| EuroPacific Growth Fund®: | | | | | | |
| EuroPacific Growth Fund® - Class R-3 | 176,986 | 261,553 | (84,567) | 209,152 | 363,364 | (154,212) |
| EuroPacific Growth Fund® - Class R-4 | 2,933,961 | 3,144,297 | (210,336) | 4,855,811 | 5,424,908 | (569,097) |
| Fidelity® Contrafund®: | | | | | | |
| Fidelity® Advisor New Insights Fund - Institutional Class | 29,292 | 22,922 | 6,370 | 24,464 | 12,164 | 12,300 |
| Fidelity® Variable Insurance Products: | | | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 2,021,516 | 3,124,046 | (1,102,530) | 2,201,418 | 3,749,583 | (1,548,165) |
| Fidelity® VIP Growth Portfolio - Initial Class | 1,653,429 | 2,738,405 | (1,084,976) | 1,457,352 | 2,378,324 | (920,972) |
| Fidelity® VIP High Income Portfolio - Initial Class | 306,906 | 400,417 | (93,511) | 340,794 | 258,609 | 82,185 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 449,293 | 509,310 | (60,017) | 315,220 | 572,696 | (257,476) |
| Fidelity® Variable Insurance Products II: | | | | | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 7,664,321 | 9,394,224 | (1,729,903) | 11,010,210 | 12,594,235 | (1,584,025) |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 538,590 | 478,807 | 59,783 | 419,428 | 510,600 | (91,172) |

| | **Year Ended December 31** | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2013** | | | **2012** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Fidelity® Variable Insurance Products III: | | | | | | |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | 211,954 | 221,163 | (9,209) | 217,739 | 230,305 | (12,566) |
| Fidelity® Variable Insurance Products V: | | | | | | |
| Fidelity® VIP Asset Manager Portfolio - Initial Class | 86,980 | 177,762 | (90,782) | 110,858 | 135,327 | (24,469) |
| Franklin Mutual Series Fund Inc.: | | | | | | |
| Mutual Global Discovery Fund - Class R | 59,779 | 77,653 | (17,874) | 61,145 | 100,663 | (39,518) |
| Franklin Strategic Series: | | | | | | |
| Franklin Small-Mid Cap Growth Fund - Class A | 8,720 | 8,968 | (248) | 8,926 | 21,873 | (12,947) |
| Franklin Templeton Variable Insurance Products Trust: | | | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 1,303,466 | 1,462,830 | (159,364) | 1,441,134 | 2,262,557 | (821,423) |
| Growth Fund of America: | | | | | | |
| Growth Fund of America - Class R-3 | 347,973 | 375,859 | (27,886) | 308,357 | 625,897 | (317,540) |
| Growth Fund of America - Class R-4 | 2,862,204 | 3,697,817 | (835,613) | 4,947,208 | 7,430,469 | (2,483,261) |
| Hartford Mutual Funds, Inc.: | | | | | | |
| The Hartford Capital Appreciation Fund - Class R4 | 13,538 | 27,338 | (13,800) | 21,170 | 25,254 | (4,084) |
| The Hartford Dividend And Growth Fund - Class R4 | 10,728 | 31,324 | (20,596) | 21,290 | 2,953 | 18,337 |
| Income Fund of America: | | | | | | |
| Income Fund of America - Class R-3 | 62,175 | 59,637 | 2,538 | 62,089 | 86,431 | (24,342) |
| ING Balanced Portfolio, Inc.: | | | | | | |
| ING Balanced Portfolio - Class I | 3,211,209 | 4,442,240 | (1,231,031) | 1,233,165 | 2,421,016 | (1,187,851) |
| ING Equity Trust: | | | | | | |
| ING Growth Opportunities Fund - Class A | 1,608 | 114 | 1,494 | 4,583 | 1 | 4,582 |
| ING Large Cap Value Fund - Class A | 491 | - | 491 | - | - | - |
| ING MidCap Opportunities Fund - Class A | 179 | 111 | 68 | - | - | - |
| ING Real Estate Fund - Class A | 26,058 | 29,528 | (3,470) | 32,551 | 54,563 | (22,012) |
| ING Value Choice Fund - Class A | - | 309 | (309) | 375 | 280 | 95 |
| ING Funds Trust: | | | | | | |
| ING GNMA Income Fund - Class A | 82,884 | 127,147 | (44,263) | 166,470 | 183,054 | (16,584) |
| ING Intermediate Bond Fund - Class A | 80,323 | 164,900 | (84,577) | 94,948 | 120,732 | (25,784) |

| | **Year Ended December 31** | | | | | |
| | **2013** | | | **2012** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Intermediate Bond Portfolio: | | | | | | |
| ING Intermediate Bond Portfolio - Class I | 6,968,979 | 9,141,399 | (2,172,420) | 7,006,370 | 7,422,458 | (416,088) |
| ING Intermediate Bond Portfolio - Class S | 4,394 | 19,297 | (14,903) | 20,006 | 5,224 | 14,782 |
| ING Investors Trust: | | | | | | |
| ING BlackRock Health Sciences Opportunities Portfolio - Service Class | 967,670 | 370,014 | 597,656 | 408,408 | 326,785 | 81,623 |
| ING BlackRock Inflation Protected Bond Portfolio - Adviser Class | 491 | 2,736 | (2,245) | 7,650 | 5,922 | 1,728 |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 1,759,860 | 2,606,749 | (846,889) | 1,027,893 | 1,741,253 | (713,360) |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 1,567 | 29,081 | (27,514) | 49,983 | 53,958 | (3,975) |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | 198 | 4,669 | (4,471) | 3,185 | 3,490 | (305) |
| ING Clarion Global Real Estate Portfolio - Adviser Class | 29 | 156 | (127) | 479 | 64 | 415 |
| ING Clarion Global Real Estate Portfolio - Institutional Class | 2,025,676 | 1,835,075 | 190,601 | 3,539,942 | 2,856,395 | 683,547 |
| ING Clarion Real Estate Portfolio - Adviser Class | 60 | 363 | (303) | 2,207 | 374 | 1,833 |
| ING Clarion Real Estate Portfolio - Institutional Class | 2,115,219 | 2,145,540 | (30,321) | 13,652 | 26,688 | (13,036) |
| ING Clarion Real Estate Portfolio - Service Class | 956,409 | 1,320,633 | (364,224) | 2,095,109 | 2,130,244 | (35,135) |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Institutional Class | 491,978 | 576,823 | (84,845) | 2,736,643 | 81,739 | 2,654,904 |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class | 504,385 | 776,122 | (271,737) | 2,810,199 | 4,313,475 | (1,503,276) |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service 2 Class | 2,161 | 109 | 2,052 | - | 539 | (539) |
| ING Global Resources Portfolio - Adviser Class | - | 113 | (113) | - | 63 | (63) |
| ING Global Resources Portfolio - Institutional Class | - | 120 | (120) | - | 271 | (271) |
| ING Global Resources Portfolio - Service Class | 1,722,003 | 3,059,843 | (1,337,840) | 1,980,845 | 3,391,498 | (1,410,653) |
| ING Invesco Growth and Income Portfolio - Institutional Class | 371,617 | 120,036 | 251,581 | 659,173 | 25,169 | 634,004 |
| ING Invesco Growth and Income Portfolio - Service Class | 572,437 | 442,851 | 129,586 | 988,600 | 1,343,357 | (354,757) |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 587 | 1,875 | (1,288) | 4,147 | 5,772 | (1,625) |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 330,204 | 659,587 | (329,383) | 451,520 | 535,021 | (83,501) |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 268,549 | 462,214 | (193,665) | 359,741 | 461,748 | (102,007) |
| ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class | 42 | 34 | 8 | 483 | 1 | 482 |
| ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 660,224 | 185,979 | 474,245 | 902,124 | 51,066 | 851,058 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 526,210 | 234,293 | 291,917 | 1,009,525 | 1,116,369 | (106,844) |
| ING Large Cap Growth Portfolio - Adviser Class | 95 | 1,017 | (922) | 2,897 | 1,019 | 1,878 |
| ING Large Cap Growth Portfolio - Institutional Class | 3,507,037 | 3,279,851 | 227,186 | 8,266,028 | 5,172,870 | 3,093,158 |
| ING Large Cap Growth Portfolio - Service Class | 120,498 | 36,065 | 84,433 | 20,187 | 20,118 | 69 |

| | | | **Year Ended December 31** | | | |
| | **2013** | | | **2012** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Investors Trust (continued): | | | | | | |
| ING Large Cap Value Portfolio - Adviser Class | 2,787 | 32 | 2,755 | - | - | - |
| ING Large Cap Value Portfolio - Institutional Class | 18,985,303 | 14,205,891 | 4,779,412 | 3,757,148 | 6,214,442 | (2,457,294) |
| ING Large Cap Value Portfolio - Service Class | 60,565 | 32,103 | 28,462 | 29,020 | 52,101 | (23,081) |
| ING Limited Maturity Bond Portfolio - Adviser Class | 117 | - | 117 | 1,673 | 5 | 1,668 |
| ING Marsico Growth Portfolio - Institutional Class | 275,995 | 279,214 | (3,219) | 356,498 | 367,780 | (11,282) |
| ING Marsico Growth Portfolio - Service Class | 1,200 | 3,013 | (1,813) | 13,630 | 53,553 | (39,923) |
| ING MFS Total Return Portfolio - Adviser Class | 852 | 21,324 | (20,472) | 757 | 8,339 | (7,582) |
| ING MFS Total Return Portfolio - Institutional Class | 631,862 | 841,460 | (209,598) | 451,494 | 881,592 | (430,098) |
| ING MFS Total Return Portfolio - Service Class | 305,044 | 378,249 | (73,205) | 312,779 | 420,982 | (108,203) |
| ING MFS Utilities Portfolio - Service Class | 428,862 | 504,933 | (76,071) | 753,582 | 859,544 | (105,962) |
| ING Morgan Stanley Global Franchise Portfolio - Adviser Class | 80 | 25 | 55 | 1,260 | - | 1,260 |
| ING Multi-Manager Large Cap Core Portfolio - Institutional Class | 333,685 | 406,680 | (72,995) | 369,480 | 556,118 | (186,638) |
| ING Multi-Manager Large Cap Core Portfolio - Service Class | 4,428 | 5,419 | (991) | 4,895 | 7,035 | (2,140) |
| ING PIMCO High Yield Portfolio - Adviser Class | 972 | 1,571 | (599) | 4,639 | 3,090 | 1,549 |
| ING PIMCO High Yield Portfolio - Institutional Class | 1,160,232 | 943,616 | 216,616 | 1,853,081 | 370,383 | 1,482,698 |
| ING PIMCO High Yield Portfolio - Service Class | 640,889 | 915,879 | (274,990) | 1,966,848 | 1,712,771 | 254,077 |
| ING Pioneer Mid Cap Value Portfolio - Adviser Class | - | 2,147 | (2,147) | 2,186 | 39 | 2,147 |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | - | 6,796,295 | (6,796,295) | 1,424,831 | 2,595,391 | (1,170,560) |
| ING Pioneer Mid Cap Value Portfolio - Service Class | - | 33,823 | (33,823) | 18,804 | 20,407 | (1,603) |
| ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class | 10,585 | 2,344 | 8,241 | 3,783 | 1,152 | 2,631 |
| ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | 3,020,267 | 1,234,217 | 1,786,050 | 11,430,218 | 600,387 | 10,829,831 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 6,750,946 | 5,100,275 | 1,650,671 | 13,216,984 | 17,510,563 | (4,293,579) |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | 4,648 | 23,838 | (19,190) | 10,765 | 14,203 | (3,438) |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 2,094,826 | 2,299,661 | (204,835) | 3,724,306 | 4,315,386 | (591,080) |
| ING T. Rowe Price International Stock Portfolio - Adviser Class | 850 | 470 | 380 | 1,487 | 956 | 531 |
| ING T. Rowe Price International Stock Portfolio - Service Class | 100,416 | 140,744 | (40,328) | 142,591 | 179,649 | (37,058) |
| ING Templeton Global Growth Portfolio - Institutional Class | 16,346 | 29,739 | (13,393) | 27,243 | 28,273 | (1,030) |
| ING Templeton Global Growth Portfolio - Service Class | 232,060 | 178,728 | 53,332 | 124,975 | 104,939 | 20,036 |
| ING U.S. Stock Index Portfolio - Institutional Class | 335,517 | 67,370 | 268,147 | 122,251 | 120,297 | 1,954 |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Year Ended December 31 | | | | | |
| | 2013 | | | 2012 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Money Market Portfolio: | | | | | | |
| ING Money Market Portfolio - Class I | 16,787,563 | 17,246,886 | (459,323) | 12,048,164 | 14,604,104 | (2,555,940) |
| ING Mutual Funds: | | | | | | |
| ING Global Real Estate Fund - Class A | 6,408 | 4,298 | 2,110 | 4,521 | 3,830 | 691 |
| ING International Small Cap Fund - Class A | 7,009 | 8,686 | (1,677) | 14,320 | 68,209 | (53,889) |
| ING Partners, Inc.: | | | | | | |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | 146 | 948 | (802) | 519 | 1,047 | (528) |
| ING American Century Small-Mid Cap Value Portfolio - Initial Class | 522,414 | 139,063 | 383,351 | 819,341 | 45,373 | 773,968 |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 1,274,015 | 1,119,439 | 154,576 | 1,960,296 | 2,287,656 | (327,360) |
| ING Baron Growth Portfolio - Adviser Class | 5,522 | 73,476 | (67,954) | 2,196 | 5,369 | (3,173) |
| ING Baron Growth Portfolio - Service Class | 2,734,878 | 2,214,007 | 520,871 | 2,878,411 | 3,521,897 | (643,486) |
| ING Columbia Contrarian Core Portfolio - Service Class | 164,859 | 219,945 | (55,086) | 165,045 | 242,395 | (77,350) |
| ING Columbia Small Cap Value II Portfolio - Adviser Class | 965 | 9,045 | (8,080) | 2,270 | 974 | 1,296 |
| ING Columbia Small Cap Value II Portfolio - Service Class | 192,863 | 148,862 | 44,001 | 123,126 | 142,152 | (19,026) |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 1,772 | 106,096 | (104,324) | 555,082 | 810,362 | (255,280) |
| ING Global Bond Portfolio - Adviser Class | 1,949 | 5,226 | (3,277) | 2,107 | 5,671 | (3,564) |
| ING Global Bond Portfolio - Initial Class | 2,102,380 | 4,245,650 | (2,143,270) | 2,641,014 | 3,622,441 | (981,427) |
| ING Global Bond Portfolio - Service Class | 25,212 | 47,576 | (22,364) | 73,376 | 47,659 | 25,717 |
| ING Growth and Income Core Portfolio - Adviser Class | - | 56,296 | (56,296) | 2,098 | 5,499 | (3,401) |
| ING Growth and Income Core Portfolio - Initial Class | - | 3,251,297 | (3,251,297) | 331,076 | 851,173 | (520,097) |
| ING Index Solution 2015 Portfolio - Initial Class | 31,685 | 8,890 | 22,795 | 18,887 | 124 | 18,763 |
| ING Index Solution 2015 Portfolio - Service Class | 13,877 | 30,748 | (16,871) | 17,022 | 3,437 | 13,585 |
| ING Index Solution 2015 Portfolio - Service 2 Class | 21,269 | 12,407 | 8,862 | 29,876 | 20,722 | 9,154 |
| ING Index Solution 2025 Portfolio - Initial Class | 49,033 | 8,243 | 40,790 | 55,762 | 29,723 | 26,039 |
| ING Index Solution 2025 Portfolio - Service Class | 58,152 | 108 | 58,044 | 2,528 | 84 | 2,444 |
| ING Index Solution 2025 Portfolio - Service 2 Class | 199,431 | 145,909 | 53,522 | 113,272 | 88,106 | 25,166 |
| ING Index Solution 2035 Portfolio - Initial Class | 50,917 | 2,604 | 48,313 | 36,127 | 15,169 | 20,958 |
| ING Index Solution 2035 Portfolio - Service Class | 17,611 | 486 | 17,125 | 5,887 | 182 | 5,705 |
| ING Index Solution 2035 Portfolio - Service 2 Class | 125,092 | 101,407 | 23,685 | 78,051 | 75,337 | 2,714 |
| ING Index Solution 2045 Portfolio - Initial Class | 18,096 | 1,134 | 16,962 | 2,781 | 1,021 | 1,760 |
| ING Index Solution 2045 Portfolio - Service Class | 17,635 | 208 | 17,427 | 925 | 14 | 911 |
| ING Index Solution 2045 Portfolio - Service 2 Class | 95,152 | 82,089 | 13,063 | 71,396 | 52,330 | 19,066 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | **Year Ended December 31** | | | | | |
| | **2013** | | | **2012** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING Index Solution 2055 Portfolio - Initial Class | 8,386 | 90 | 8,296 | 1,721 | 124 | 1,597 |
| ING Index Solution 2055 Portfolio - Service Class | 11,383 | 11,639 | (256) | 11,769 | 1,516 | 10,253 |
| ING Index Solution 2055 Portfolio - Service 2 Class | 14,231 | 7,632 | 6,599 | 3,849 | 1,303 | 2,546 |
| ING Index Solution Income Portfolio - Initial Class | 769 | - | 769 | - | - | - |
| ING Index Solution Income Portfolio - Service Class | 5,896 | 31,963 | (26,067) | 32,409 | - | 32,409 |
| ING Index Solution Income Portfolio - Service 2 Class | 6,930 | 5,597 | 1,333 | 17,815 | 15,686 | 2,129 |
| ING Invesco Comstock Portfolio - Adviser Class | 1,657 | 1,933 | (276) | 1,967 | 3,238 | (1,271) |
| ING Invesco Comstock Portfolio - Service Class | 1,431,624 | 1,118,183 | 313,441 | 446,592 | 847,723 | (401,131) |
| ING Invesco Equity and Income Portfolio - Adviser Class | 2,199 | 6,498 | (4,299) | 917 | 2,007 | (1,090) |
| ING Invesco Equity and Income Portfolio - Initial Class | 2,614,530 | 4,223,656 | (1,609,126) | 1,719,834 | 3,196,512 | (1,476,678) |
| ING Invesco Equity and Income Portfolio - Service Class | 855 | 1,625 | (770) | 1,088 | 606 | 482 |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | 2,864 | 7,538 | (4,674) | 1,289 | 2,587 | (1,298) |
| ING JPMorgan Mid Cap Value Portfolio - Initial Class | 315,751 | 30,476 | 285,275 | 90,643 | 1,038 | 89,605 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 1,096,748 | 831,046 | 265,702 | 576,821 | 385,377 | 191,444 |
| ING Oppenheimer Global Portfolio - Adviser Class | 2,741 | 11,495 | (8,754) | 2,291 | 3,819 | (1,528) |
| ING Oppenheimer Global Portfolio - Initial Class | 4,099,694 | 7,003,366 | (2,903,672) | 3,853,300 | 7,723,403 | (3,870,103) |
| ING Oppenheimer Global Portfolio - Service Class | 8,770 | 7,016 | 1,754 | 8,904 | 6,074 | 2,830 |
| ING PIMCO Total Return Portfolio - Adviser Class | 4,853 | 47,043 | (42,190) | 8,610 | 14,681 | (6,071) |
| ING PIMCO Total Return Portfolio - Initial Class | 95,578 | 20,304 | 75,274 | 27,947 | 6,223 | 21,724 |
| ING PIMCO Total Return Portfolio - Service Class | 5,805,529 | 8,834,993 | (3,029,464) | 4,884,316 | 4,446,517 | 437,799 |
| ING Pioneer High Yield Portfolio - Initial Class | 2,199,760 | 1,662,356 | 537,404 | 704,247 | 627,449 | 76,798 |
| ING Pioneer High Yield Portfolio - Service Class | 36,798 | 27,818 | 8,980 | 23,381 | 22,583 | 798 |
| ING Solution 2015 Portfolio - Adviser Class | - | 2,164 | (2,164) | - | 1,366 | (1,366) |
| ING Solution 2015 Portfolio - Initial Class | 60,603 | 26,966 | 33,637 | 128,792 | 4,476 | 124,316 |
| ING Solution 2015 Portfolio - Service Class | 1,382,690 | 1,732,741 | (350,051) | 1,595,848 | 1,556,098 | 39,750 |
| ING Solution 2015 Portfolio - Service 2 Class | 364,225 | 463,007 | (98,782) | 536,560 | 922,271 | (385,711) |
| ING Solution 2025 Portfolio - Adviser Class | 1,126 | 92 | 1,034 | 753 | 1,523 | (770) |
| ING Solution 2025 Portfolio - Initial Class | 18,783 | 3,494 | 15,289 | 50,607 | 292 | 50,315 |

234

| | **Year Ended December 31** | | | | | |
| | **2013** | | | **2012** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING Solution 2025 Portfolio - Service Class | 2,202,535 | 1,944,229 | 258,306 | 2,154,944 | 1,629,991 | 524,953 |
| ING Solution 2025 Portfolio - Service 2 Class | 465,269 | 664,957 | (199,688) | 683,477 | 1,191,591 | (508,114) |
| ING Solution 2035 Portfolio - Adviser Class | 56 | 7,192 | (7,136) | 219 | 10,271 | (10,052) |
| ING Solution 2035 Portfolio - Initial Class | 19,287 | 1,589 | 17,698 | 124,886 | 194 | 124,692 |
| ING Solution 2035 Portfolio - Service Class | 1,898,232 | 1,431,133 | 467,099 | 2,207,545 | 1,456,918 | 750,627 |
| ING Solution 2035 Portfolio - Service 2 Class | 484,750 | 760,667 | (275,917) | 726,263 | 1,005,253 | (278,990) |
| ING Solution 2045 Portfolio - Adviser Class | 24 | 2,464 | (2,440) | 44 | 1,310 | (1,266) |
| ING Solution 2045 Portfolio - Initial Class | 28,919 | 3,722 | 25,197 | 89,495 | 12,562 | 76,933 |
| ING Solution 2045 Portfolio - Service Class | 1,367,633 | 1,059,776 | 307,857 | 1,861,735 | 1,348,567 | 513,168 |
| ING Solution 2045 Portfolio - Service 2 Class | 375,592 | 743,675 | (368,083) | 490,131 | 777,390 | (287,259) |
| ING Solution 2055 Portfolio - Initial Class | 103 | 18 | 85 | 9,827 | - | 9,827 |
| ING Solution 2055 Portfolio - Service Class | 351,621 | 133,979 | 217,642 | 234,581 | 93,240 | 141,341 |
| ING Solution 2055 Portfolio - Service 2 Class | 67,105 | 57,511 | 9,594 | 28,883 | 17,479 | 11,404 |
| ING Solution Balanced Portfolio - Service Class | 117,950 | 42,045 | 75,905 | 69,871 | 43,691 | 26,180 |
| ING Solution Income Portfolio - Adviser Class | 2 | 3,788 | (3,786) | - | 5,700 | (5,700) |
| ING Solution Income Portfolio - Initial Class | 62,747 | 21,294 | 41,453 | 192,980 | - | 192,980 |
| ING Solution Income Portfolio - Service Class | 410,224 | 318,071 | 92,153 | 506,672 | 637,329 | (130,657) |
| ING Solution Income Portfolio - Service 2 Class | 57,663 | 121,108 | (63,445) | 85,606 | 153,525 | (67,919) |
| ING Solution Moderately Conservative Portfolio - Service Class | 149,927 | 63,338 | 86,589 | 107,191 | 86,576 | 20,615 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 1,280 | 13,228 | (11,948) | 1,588 | 2,024 | (436) |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 1,705,718 | 3,687,087 | (1,981,369) | 2,004,593 | 3,976,514 | (1,971,921) |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 17,059 | 12,272 | 4,787 | 14,836 | 18,794 | (3,958) |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | 4,101 | 10,921 | (6,820) | 3,373 | 12,112 | (8,739) |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 3,038,143 | 3,251,128 | (212,985) | 3,623,596 | 3,346,796 | 276,800 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 65,685 | 59,736 | 5,949 | 45,715 | 25,790 | 19,925 |
| ING Templeton Foreign Equity Portfolio - Adviser Class | 2,155 | 14,167 | (12,012) | 6,489 | 3,941 | 2,548 |
| ING Templeton Foreign Equity Portfolio - Initial Class | 2,028,234 | 2,887,775 | (859,541) | 3,997,550 | 2,632,117 | 1,365,433 |
| ING Templeton Foreign Equity Portfolio - Service Class | 2,183 | 548 | 1,635 | 37,814 | 21,462 | 16,352 |

| | | Year Ended December 31 | | | | |
|---|---|---|---|---|---|---|
| | **2013** | | | **2012** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| ING Partners, Inc. (continued): | | | | | | |
| ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | - | 6,988 | (6,988) | 79 | 1,696 | (1,617) |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | - | 4,382,582 | (4,382,582) | 298,585 | 774,879 | (476,294) |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | - | 1,601 | (1,601) | 684 | 1,018 | (334) |
| ING Series Fund, Inc.: | | | | | | |
| ING Core Equity Research Fund - Class A | 2,755 | 6,458 | (3,703) | 5,079 | 6,868 | (1,789) |
| ING Strategic Allocation Portfolios, Inc.: | | | | | | |
| ING Strategic Allocation Conservative Portfolio - Class I | 798,223 | 775,820 | 22,403 | 462,005 | 583,913 | (121,908) |
| ING Strategic Allocation Growth Portfolio - Class I | 702,924 | 783,901 | (80,977) | 535,864 | 828,605 | (292,741) |
| ING Strategic Allocation Moderate Portfolio - Class I | 760,611 | 956,915 | (196,304) | 748,449 | 968,717 | (220,268) |
| ING Variable Funds: | | | | | | |
| ING Growth and Income Portfolio - Class A | 59,211 | 18,831 | 40,380 | 2,095 | 19,964 | (17,869) |
| ING Growth and Income Portfolio - Class I | 10,208,654 | 10,332,531 | (123,877) | 1,864,713 | 7,232,016 | (5,367,303) |
| ING Growth and Income Portfolio - Class S | 14,023 | 535,211 | (521,188) | 608,021 | 812,449 | (204,428) |
| ING Variable Insurance Trust: | | | | | | |
| ING GET U.S. Core Portfolio - Series 11 | - | 577 | (577) | - | 2,390 | (2,390) |
| ING Variable Portfolios, Inc.: | | | | | | |
| ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class | - | 195 | (195) | - | 67 | (67) |
| ING BlackRock Science and Technology Opportunities Portfolio - Class I | - | 8,546,523 | (8,546,523) | 2,266,985 | 3,099,304 | (832,319) |
| ING Index Plus LargeCap Portfolio - Class I | 2,479,821 | 3,444,120 | (964,299) | 1,493,118 | 2,945,083 | (1,451,965) |
| ING Index Plus LargeCap Portfolio - Class S | 273 | 9,952 | (9,679) | 2,806 | 8,454 | (5,648) |
| ING Index Plus MidCap Portfolio - Class I | 2,671,717 | 3,399,202 | (727,485) | 2,848,417 | 3,864,188 | (1,015,771) |
| ING Index Plus MidCap Portfolio - Class S | 1,032 | 1,811 | (779) | 3,212 | 8,325 | (5,113) |
| ING Index Plus SmallCap Portfolio - Class I | 2,542,981 | 2,574,977 | (31,996) | 1,021,367 | 1,743,724 | (722,357) |
| ING Index Plus SmallCap Portfolio - Class S | 501 | 1,263 | (762) | 2,033 | 4,264 | (2,231) |
| ING International Index Portfolio - Class I | 1,003,360 | 826,945 | 176,415 | 596,218 | 593,093 | 3,125 |
| ING International Index Portfolio - Class S | - | 5 | (5) | 10 | 225 | (215) |
| ING Russell™ Large Cap Growth Index Portfolio - Class I | 483,380 | 467,527 | 15,853 | 328,006 | 148,739 | 179,267 |
| ING Russell™ Large Cap Growth Index Portfolio - Class S | 10,839 | 2,252 | 8,587 | 36,515 | 41,596 | (5,081) |
| ING Russell™ Large Cap Index Portfolio - Class I | 1,096,770 | 602,168 | 494,602 | 1,422,438 | 726,377 | 696,061 |
| ING Russell™ Large Cap Index Portfolio - Class S | 29,852 | 23,492 | 6,360 | 3,677 | 331 | 3,346 |

| | Year Ended December 31 | | | | | |
| | 2013 | | | 2012 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Variable Portfolios, Inc. (continued): | | | | | | |
| ING Russell™ Large Cap Value Index Portfolio - Class I | 18,301 | 16,621 | 1,680 | 4,404 | 1,478 | 2,926 |
| ING Russell™ Large Cap Value Index Portfolio - Class S | 179,178 | 131,033 | 48,145 | 130,689 | 81,565 | 49,124 |
| ING Russell™ Mid Cap Growth Index Portfolio - Class S | 127,573 | 94,174 | 33,399 | 143,041 | 153,238 | (10,197) |
| ING Russell™ Mid Cap Index Portfolio - Class I | 1,380,864 | 546,960 | 833,904 | 2,104,354 | 879,247 | 1,225,107 |
| ING Russell™ Small Cap Index Portfolio - Class I | 702,634 | 314,926 | 387,708 | 731,375 | 329,820 | 401,555 |
| ING Small Company Portfolio - Class I | 1,286,764 | 1,544,442 | (257,678) | 744,340 | 1,078,339 | (333,999) |
| ING Small Company Portfolio - Class S | 1,103 | 349 | 754 | 1,283 | 1,431 | (148) |
| ING U.S. Bond Index Portfolio - Class I | 341,881 | 502,541 | (160,660) | 676,131 | 532,536 | 143,595 |
| ING Variable Products Trust: | | | | | | |
| ING International Value Portfolio - Class I | 1,664,318 | 2,014,599 | (350,281) | 2,501,787 | 3,424,829 | (923,042) |
| ING International Value Portfolio - Class S | 334 | 3,231 | (2,897) | 1,704 | 4,501 | (2,797) |
| ING MidCap Opportunities Portfolio - Class I | 3,543,945 | 1,146,825 | 2,397,120 | 1,174,727 | 500,342 | 674,385 |
| ING MidCap Opportunities Portfolio - Class S | 37,234 | 85,607 | (48,373) | 46,405 | 88,765 | (42,360) |
| ING SmallCap Opportunities Portfolio - Class I | 944,352 | 801,039 | 143,313 | 777,668 | 483,236 | 294,432 |
| ING SmallCap Opportunities Portfolio - Class S | 723 | 840 | (117) | 368 | 1,547 | (1,179) |
| Janus Aspen Series: | | | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 305 | 1,450 | (1,145) | 291 | 166 | 125 |
| Janus Aspen Series Enterprise Portfolio - Institutional Shares | 548 | 3,919 | (3,371) | 1,636 | 2,038 | (402) |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 55 | 76 | (21) | 190 | 1,208 | (1,018) |
| Janus Aspen Series Global Research Portfolio - Institutional Shares | 406 | 806 | (400) | 826 | 845 | (19) |
| Janus Aspen Series Janus Portfolio - Institutional Shares | 69 | 559 | (490) | 385 | 219 | 166 |
| JPMorgan Trust II: | | | | | | |
| JPMorgan Government Bond Fund - Select Class | 55,398 | 31,099 | 24,299 | 966 | 1 | 965 |
| Lazard Funds, Inc.: | | | | | | |
| Lazard Emerging Markets Equity Portfolio - Open Shares | 1 | - | 1 | - | - | - |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | 60,833 | 292,959 | (232,126) | 713,029 | 593,589 | 119,440 |
| LKCM Funds: | | | | | | |
| LKCM Aquinas Growth Fund | 3,665 | 4,567 | (902) | 3,634 | 1,967 | 1,667 |
| Loomis Sayles Funds I: | | | | | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | 253,102 | 169,689 | 83,413 | 317,956 | 147,757 | 170,199 |

| | Year Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2013** | | | **2012** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Lord Abbett Developing Growth Fund, Inc.: | | | | | | |
| Lord Abbett Developing Growth Fund - Class A | 8,023 | 3,310 | 4,713 | 9,570 | 8,962 | 608 |
| Lord Abbett Investment Trust: | | | | | | |
| Lord Abbett Core Fixed Income Fund - Class A | 6,265 | 7,382 | (1,117) | 794 | 256 | 538 |
| Lord Abbett Mid Cap Stock Fund, Inc.: | | | | | | |
| Lord Abbett Mid Cap Stock Fund - Class A | 12,129 | 25,285 | (13,156) | 25,682 | 64,596 | (38,914) |
| Lord Abbett Research Fund, Inc.: | | | | | | |
| Lord Abbett SmallCap Value Fund - Class A | 42,451 | 47,371 | (4,920) | 4,580 | 7,532 | (2,952) |
| Lord Abbett Securities Trust: | | | | | | |
| Lord Abbett Fundamental Equity Fund - Class A | 5,550 | 2,667 | 2,883 | 10,434 | 1,948 | 8,486 |
| Lord Abbett Series Fund, Inc.: | | | | | | |
| Lord Abbett Series Fund MidCap Stock Portfolio - Class VC | 1,291,278 | 2,174,896 | (883,618) | 2,105,814 | 2,584,195 | (478,381) |
| MainStay Funds: | | | | | | |
| MainStay Large Cap Growth Fund - Class R3 | 4,351 | 1,205 | 3,146 | 34,696 | 4,158 | 30,538 |
| Massachusetts Investors Growth Stock Fund: | | | | | | |
| Massachusetts Investors Growth Stock Fund - Class A | 12,232 | 27,089 | (14,857) | 41,546 | 25,747 | 15,799 |
| Metropolitan West Funds: | | | | | | |
| Metropolitan West Total Return Bond Fund - Class M Shares | 374,933 | 16,444 | 358,489 | - | - | - |
| Neuberger Berman Equity Funds®: | | | | | | |
| Neuberger Berman Genesis Fund - Trust Class | 10,586 | 6,789 | 3,797 | 6,086 | 4,362 | 1,724 |
| Neuberger Berman Socially Responsive Fund - Trust Class | 463,321 | 312,026 | 151,295 | 249,950 | 472,913 | (222,963) |
| New Perspective Fund: | | | | | | |
| New Perspective Fund - Class R-3 | 47,372 | 59,452 | (12,080) | 57,483 | 171,732 | (114,249) |
| New Perspective Fund - Class R-4 | 1,143,245 | 952,810 | 190,435 | 2,373,994 | 1,942,250 | 431,744 |
| Oppenheimer Capital Appreciation Fund: | | | | | | |
| Oppenheimer Capital Appreciation Fund - Class A | 1,018 | 38,472 | (37,454) | 48,708 | 42,937 | 5,771 |
| Oppenheimer Developing Markets Fund: | | | | | | |
| Oppenheimer Developing Markets Fund - Class A | 797,261 | 1,059,680 | (262,419) | 1,360,369 | 1,801,873 | (441,504) |
| Oppenheimer Developing Markets Fund - Class Y | 573,424 | 500,822 | 72,602 | 3,385,861 | 137,536 | 3,248,325 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year Ended December 31 | | | | | |
| | 2013 | | | 2012 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Oppenheimer Gold & Special Minerals Fund: | | | | | | |
| Oppenheimer Gold & Special Minerals Fund - Class A | 2,087 | 962 | 1,125 | 2,804 | 1,955 | 849 |
| Oppenheimer International Bond Fund: | | | | | | |
| Oppenheimer International Bond Fund - Class A | 11,470 | 9,752 | 1,718 | 8,544 | 10,109 | (1,565) |
| Oppenheimer Variable Account Funds: | | | | | | |
| Oppenheimer Discovery Mid Cap Growth Fund/VA | 24,591 | 25,346 | (755) | 3,344 | 676 | 2,668 |
| Oppenheimer Global Fund/VA | 292 | 1,027 | (735) | 271 | 1,127 | (856) |
| Oppenheimer Global Strategic Income Fund/VA | 10 | 460 | (450) | 23 | 489 | (466) |
| Oppenheimer Main Street Fund®/VA | 24,090 | 24,847 | (757) | 7 | 819 | (812) |
| Oppenheimer Main Street Small Cap Fund®/VA | 685,901 | 237,022 | 448,879 | 182,436 | 175,408 | 7,028 |
| Parnassus Income Funds: | | | | | | |
| Parnassus Equity Income Fund - Investor Shares | 543,334 | 55,509 | 487,825 | 56,142 | 162 | 55,980 |
| Pax World Funds Series Trust I: | | | | | | |
| Pax World Balanced Fund - Individual Investor Class | 478,588 | 743,423 | (264,835) | 648,309 | 1,109,169 | (460,860) |
| PIMCO Variable Insurance Trust: | | | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 2,311,845 | 8,263,260 | (5,951,415) | 7,939,234 | 5,360,948 | 2,578,286 |
| Pioneer Equity Income Fund: | | | | | | |
| Pioneer Equity Income Fund - Class Y | 276,640 | 29,298 | 247,342 | 113,259 | 2,560 | 110,699 |
| Pioneer High Yield Fund: | | | | | | |
| Pioneer High Yield Fund - Class A | 43,130 | 68,700 | (25,570) | 49,789 | 219,656 | (169,867) |
| Pioneer Strategic Income Fund: | | | | | | |
| Pioneer Strategic Income Fund - Class A | 21,734 | 35,878 | (14,144) | 106,789 | 5,311 | 101,478 |
| Pioneer Variable Contracts Trust: | | | | | | |
| Pioneer Emerging Markets VCT Portfolio - Class I | 383,906 | 677,040 | (293,134) | 469,378 | 887,029 | (417,651) |
| Pioneer High Yield VCT Portfolio - Class I | 467,074 | 460,587 | 6,487 | 514,040 | 462,880 | 51,160 |
| RiverSource® Investment Series, Inc.: | | | | | | |
| Columbia Diversified Equity Income Fund - Class K | 37,307 | 19,214 | 18,093 | 299,485 | 248,165 | 51,320 |
| The Royce Fund: | | | | | | |
| Royce Total Return Fund - K Class | 11 | 1 | 10 | 179 | 90 | 89 |
| SmallCap World Fund, Inc.: | | | | | | |
| SMALLCAP World Fund® - Class R-4 | 449,256 | 302,914 | 146,342 | 364,129 | 373,316 | (9,187) |

| | Year Ended December 31 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2013 | | | 2012 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | | | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 28,854 | 32,951 | (4,097) | 5,500 | 3,360 | 2,140 |
| T. Rowe Price Value Fund, Inc.: | | | | | | |
| T. Rowe Price Value Fund - Advisor Class | 4,462 | 5,706 | (1,244) | 5,070 | 3,279 | 1,791 |
| Templeton Funds, Inc.: | | | | | | |
| Templeton Foreign Fund - Class A | 45,381 | 28,249 | 17,132 | 22,080 | 29,530 | (7,450) |
| Templeton Income Trust: | | | | | | |
| Templeton Global Bond Fund - Advisor Class | 1,033,930 | 834,841 | 199,089 | 3,638,576 | 131,445 | 3,507,131 |
| Templeton Global Bond Fund - Class A | 1,873,499 | 2,221,855 | (348,356) | 2,976,521 | 4,055,644 | (1,079,123) |
| Thornburg Investment Trust: | | | | | | |
| Thornburg International Value Fund - Class R4 | 3,353 | 2,872 | 481 | 3,459 | 5,895 | (2,436) |
| USAA Investment Trust: | | | | | | |
| USAA Precious Metals and Minerals Fund - Adviser Shares | 1,710,752 | 930,410 | 780,342 | 1,020,359 | 509,694 | 510,665 |
| Vanguard® Variable Insurance Fund: | | | | | | |
| Diversified Value Portfolio | 216 | 445 | (229) | 237 | 778 | (541) |
| Equity Income Portfolio | 15,975 | 32,680 | (16,705) | 12,746 | 9,368 | 3,378 |
| Small Company Growth Portfolio | 458 | 1,041 | (583) | 547 | 5,463 | (4,916) |
| The Victory Portfolios: | | | | | | |
| Victory Small Company Opportunity Fund - Class R | 269 | 85 | 184 | 926 | 120 | 806 |
| Wanger Advisors Trust: | | | | | | |
| Wanger International | 1,303,795 | 866,986 | 436,809 | 1,884,798 | 1,522,652 | 362,146 |
| Wanger Select | 580,916 | 1,221,499 | (640,583) | 1,455,262 | 2,054,625 | (599,363) |
| Wanger USA | 736,330 | 800,037 | (63,707) | 2,142,008 | 1,646,399 | 495,609 |
| Washington Mutual Investors Fund: | | | | | | |
| Washington Mutual Investors Fund - Class R-3 | 90,485 | 147,537 | (57,052) | 113,020 | 156,742 | (43,722) |
| Washington Mutual Investors Fund - Class R-4 | 1,320,301 | 1,614,505 | (294,204) | 1,506,976 | 1,712,256 | (205,280) |
| Wells Fargo Funds Trust: | | | | | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 1,847 | 4,465 | (2,618) | 2,486 | 1,368 | 1,118 |
| Wells Fargo Advantage Special Small Cap Value Fund - Class A | 444,058 | 733,586 | (289,528) | 549,994 | 787,628 | (237,634) |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

## 8.  Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, follows:

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Invesco Mid Cap Core Equity Fund - Class A | | | | | | | | | | | | | |
| 2013 | 246 | $17.35 | to | $21.65 | $ | 4,574 | - | 0.15% | to | 1.70% | 27.06% | to | 28.99% |
| 2012 | 314 | $13.63 | to | $16.93 | $ | 4,552 | 0.51% | 0.00% | to | 1.70% | 8.48% | to | 10.43% |
| 2011 | 371 | $12.54 | to | $15.49 | $ | 4,891 | - | 0.00% | to | 1.70% | -7.81% | to | -6.25% |
| 2010 | 361 | $13.57 | to | $16.69 | $ | 5,115 | 0.08% | 0.00% | to | 1.70% | 10.66% | to | 12.54% |
| 2009 | 179 | $12.24 | to | $14.98 | $ | 2,312 | 0.16% | 0.00% | to | 1.60% | 28.13% | to | 29.73% |
| Invesco Small Cap Growth Fund - Class A | | | | | | | | | | | | | |
| 2013 | 2 | | $22.97 | | $ | 38 | - | | 1.00% | | | 38.54% | |
| 2012 | 2 | | $16.58 | | $ | 26 | - | | 1.00% | | | 17.17% | |
| 2011 | 2 | | $14.15 | | $ | 32 | - | | 1.00% | | | -2.28% | |
| 2010 | 3 | | $14.48 | | $ | 42 | - | | 1.00% | | | 25.04% | |
| 2009 | 3 | | $11.58 | | $ | 31 | - | | 1.00% | | | 33.26% | |
| Invesco International Growth Fund - Class R5 | | | | | | | | | | | | | |
| 2013 | 18 | | $12.08 | | $ | 217 | 2.43% | | 0.95% | | | 17.97% | |
| 2012 | 3 | | $10.24 | | $ | 30 | (d) | | 0.95% | | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| Invesco Endeavor Fund - Class A | | | | | | | | | | | | | |
| 2013 | 3 | $17.86 | to | $18.53 | $ | 63 | - | 0.45% | to | 1.40% | 26.22% | to | 27.44% |
| 2012 | 2 | $14.15 | to | $14.54 | $ | 36 | (f) | 0.45% | to | 1.40% | | (f) | |
| 2011 | - | | $12.26 | | | - | (c) | | 0.75% | | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Invesco Global Health Care Fund - Investor Class** | | | | | | | | | | | | | |
| 2013 | 6 | $54.35 | to | $59.17 | $ | 356 | 0.34% | 0.50% | to | 1.50% | 40.40% | to | 41.83% |
| 2012 | 6 | $38.71 | to | $41.72 | $ | 234 | 0.49% | 0.50% | to | 1.50% | 18.96% | to | 20.16% |
| 2011 | 5 | $32.54 | to | $34.72 | $ | 176 | 0.56% | 0.50% | to | 1.50% | 3.00% | to | 3.49% |
| 2010 | 6 | $31.62 | to | $33.40 | $ | 183 | - | 0.55% | to | 1.55% | 3.00% | to | 4.05% |
| 2009 | 5 | $30.63 | to | $32.10 | $ | 164 | - | 0.55% | to | 1.60% | 25.43% | to | 26.73% |
| **Invesco Small Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 12 | $25.07 | to | $26.95 | $ | 318 | - | 0.20% | to | 1.75% | 41.72% | to | 43.25% |
| 2012 | 8 | $17.69 | to | $18.65 | $ | 141 | - | 0.30% | to | 1.75% | 20.42% | to | 22.13% |
| 2011 | 5 | $14.69 | to | $15.27 | $ | 82 | - | 0.30% | to | 1.75% | -9.82% | to | -8.45% |
| 2010 | 7 | $16.29 | to | $16.68 | $ | 120 | - | 0.30% | to | 1.75% | | - | |
| 2009 | 6 | | $12.91 | | $ | 72 | (a) | | 0.45% | | | (a) | |
| **Invesco V.I. American Franchise Fund - Series I Shares** | | | | | | | | | | | | | |
| 2013 | 698 | $13.50 | to | $50.84 | $ | 26,065 | 0.42% | 0.00% | to | 1.50% | 38.04% | to | 40.13% |
| 2012 | 702 | $9.77 | to | $36.28 | $ | 19,755 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| **Invesco V.I. Core Equity Fund - Series I Shares** | | | | | | | | | | | | | |
| 2013 | 2,807 | $11.63 | to | $20.68 | $ | 40,151 | 1.40% | 0.00% | to | 1.95% | 26.73% | to | 29.22% |
| 2012 | 3,096 | $9.11 | to | $16.08 | $ | 34,682 | 0.97% | 0.00% | to | 1.95% | 11.59% | to | 13.87% |
| 2011 | 3,494 | $8.08 | to | $14.19 | $ | 34,790 | 0.97% | 0.00% | to | 1.95% | | -2.01% | |
| 2010 | 3,820 | $8.17 | to | $14.12 | $ | 38,408 | 0.94% | 0.00% | to | 1.95% | 7.44% | to | 9.68% |
| 2009 | 4,159 | $7.53 | to | $12.96 | $ | 38,603 | 1.79% | 0.00% | to | 1.95% | 25.79% | to | 28.38% |
| **Alger Capital Appreciation Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 39 | $18.13 | to | $18.75 | $ | 723 | - | 0.25% | to | 1.10% | 34.20% | to | 34.60% |
| 2012 | 35 | $13.55 | to | $13.93 | $ | 492 | (d) | 0.25% | to | 1.20% | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Alger Green Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 209 | $12.42 | to | $20.99 | $ | 4,212 | - | 0.00% | to | 1.50% | 32.75% | to | 34.72% |
| 2012 | 135 | $9.35 | to | $15.58 | $ | 2,030 | 0.16% | 0.00% | to | 1.50% | 13.20% | to | 14.90% |
| 2011 | 123 | $8.25 | to | $13.56 | $ | 1,622 | - | 0.00% | to | 1.50% | -6.66% | to | -5.24% |
| 2010 | 114 | $8.90 | to | $14.36 | $ | 1,614 | - | 0.00% | to | 1.50% | 7.97% | to | 9.57% |
| 2009 | 91 | $8.26 | to | $13.24 | $ | 1,064 | (a) | 0.00% | to | 1.50% | | (a) | |
| **AllianceBernstein Growth and Income Fund, Inc. - Class A** | | | | | | | | | | | | | |
| 2013 | 11 | $16.81 | to | $17.66 | $ | 183 | 0.52% | 0.60% | to | 1.10% | 32.89% | to | 33.48% |
| 2012 | 16 | $12.65 | to | $13.23 | $ | 201 | 1.07% | 0.60% | to | 1.10% | 16.16% | to | 16.87% |
| 2011 | 16 | $10.71 | to | $11.32 | $ | 172 | 1.10% | 0.60% | to | 1.30% | 4.18% | to | 4.91% |
| 2010 | 18 | $10.14 | to | $10.79 | $ | 191 | 0.52% | 0.60% | to | 1.50% | 11.39% | to | 12.40% |
| 2009 | 21 | $9.07 | to | $9.60 | $ | 196 | 1.17% | 0.60% | to | 1.55% | 19.03% | to | 20.15% |
| **AllianceBernstein Growth and Income Portfolio - Class A** | | | | | | | | | | | | | |
| 2013 | 38 | $17.76 | to | $17.93 | $ | 674 | 1.04% | 1.15% | to | 1.25% | 33.23% | to | 33.41% |
| 2012 | 36 | $13.33 | to | $13.44 | $ | 476 | 1.69% | 1.15% | to | 1.25% | 16.11% | to | 16.16% |
| 2011 | 41 | $11.48 | to | $11.57 | $ | 473 | 1.29% | 1.15% | to | 1.25% | 5.03% | to | 5.18% |
| 2010 | 42 | $10.93 | to | $11.11 | $ | 457 | - | 1.00% | to | 1.25% | 11.64% | to | 12.00% |
| 2009 | 44 | $9.79 | to | $9.92 | $ | 434 | 3.98% | 1.00% | to | 1.25% | 19.39% | to | 19.52% |
| **AllianzGI NFJ Dividend Value Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 12 | $20.05 | to | $20.33 | $ | 246 | 2.21% | 0.70% | to | 1.00% | 27.38% | to | 27.78% |
| 2012 | 13 | $15.74 | to | $15.91 | $ | 206 | 2.60% | 0.70% | to | 1.00% | | 12.83% | |
| 2011 | 13 | $13.95 | to | $14.03 | $ | 179 | 2.29% | 0.80% | to | 1.00% | | 2.05% | |
| 2010 | 19 | $13.67 | to | $13.74 | $ | 258 | 3.06% | 0.70% | to | 1.00% | | 11.96% | |
| 2009 | 11 | | $12.21 | | $ | 134 | (a) | | 1.00% | | | (a) | |
| **AllianzGI NFJ Large-Cap Value Fund - Institutional Class** | | | | | | | | | | | | | |
| 2013 | 2 | | $11.85 | | $ | 25 | 3.33% | | 0.80% | | | 31.67% | |
| 2012 | 4 | | $9.00 | | $ | 35 | 2.58% | | 0.80% | | | 13.21% | |
| 2011 | 374 | $7.95 | to | $8.19 | $ | 3,063 | 2.91% | 0.00% | to | 0.80% | 1.02% | to | 1.87% |
| 2010 | 234 | $7.78 | to | $8.04 | $ | 1,879 | 2.62% | 0.00% | to | 1.25% | 11.30% | to | 12.76% |
| 2009 | 165 | $6.99 | to | $7.13 | $ | 1,179 | 3.07% | 0.00% | to | 1.25% | 14.78% | to | 16.12% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **AllianzGI NFJ Small-Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 23 | $24.05 | to | $26.82 | $ | 584 | 1.22% | 0.55% | to | 1.65% | 29.37% | to | 30.83% |
| 2012 | 20 | $18.59 | to | $20.50 | $ | 400 | 1.26% | 0.55% | to | 1.65% | 8.52% | to | 9.74% |
| 2011 | 22 | $17.13 | to | $18.68 | $ | 395 | 1.51% | 0.55% | to | 1.65% | 0.47% | to | 1.52% |
| 2010 | 22 | $17.05 | to | $18.40 | $ | 398 | 1.04% | 0.55% | to | 1.65% | 22.84% | to | 24.05% |
| 2009 | 39 | $13.88 | to | $14.77 | $ | 563 | 2.22% | 0.60% | to | 1.65% | 22.70% | to | 23.19% |
| **Amana Growth Fund** | | | | | | | | | | | | | |
| 2013 | 2,537 | $13.97 | to | $19.22 | $ | 39,761 | 0.61% | 0.00% | to | 1.65% | 20.84% | to | 22.89% |
| 2012 | 2,780 | $11.55 | to | $15.64 | $ | 35,389 | 0.28% | 0.00% | to | 1.65% | 9.54% | to | 11.18% |
| 2011 | 2,411 | $10.54 | to | $14.07 | $ | 27,822 | 0.10% | 0.00% | to | 1.60% | -3.30% | to | -1.81% |
| 2010 | 1,503 | $10.90 | to | $14.33 | $ | 18,000 | 0.03% | 0.00% | to | 1.65% | 14.12% | to | 47.13% |
| 2009 | 546 | $9.55 | to | $12.44 | $ | 5,651 | - | 0.00% | to | 1.50% | | 32.34% | |
| **Amana Income Fund** | | | | | | | | | | | | | |
| 2013 | 4,314 | $15.07 | to | $19.47 | $ | 72,426 | 1.58% | 0.00% | to | 1.65% | 27.55% | to | 29.71% |
| 2012 | 3,978 | $11.79 | to | $15.12 | $ | 51,965 | 1.71% | 0.00% | to | 1.65% | -9.31% | to | 9.67% |
| 2011 | 3,336 | $10.92 | to | $13.94 | $ | 40,417 | 1.63% | 0.00% | to | 1.50% | 0.45% | to | 1.99% |
| 2010 | 2,466 | $10.87 | to | $13.81 | $ | 29,407 | 1.54% | 0.00% | to | 1.55% | 10.51% | to | 35.39% |
| 2009 | 976 | $9.83 | to | $12.44 | $ | 10,356 | 1.23% | 0.00% | to | 1.55% | | 23.52% | |
| **American Balanced Fund® - Class R-3** | | | | | | | | | | | | | |
| 2013 | 415 | $16.00 | to | $18.65 | $ | 7,353 | 1.39% | 0.00% | to | 1.55% | 19.49% | to | 21.34% |
| 2012 | 396 | $13.39 | to | $15.37 | $ | 5,771 | 1.67% | 0.00% | to | 1.55% | 12.05% | to | 13.85% |
| 2011 | 446 | $11.95 | to | $13.50 | $ | 5,726 | 1.88% | 0.00% | to | 1.55% | 1.96% | to | 3.45% |
| 2010 | 497 | $11.72 | to | $13.05 | $ | 6,178 | 1.82% | 0.00% | to | 1.55% | 11.01% | to | 12.69% |
| 2009 | 524 | $10.63 | to | $11.58 | $ | 5,796 | 2.47% | 0.00% | to | 1.45% | 18.97% | to | 20.75% |
| **American Century Inflation-Adjusted Bond Fund - Investor Class** | | | | | | | | | | | | | |
| 2013 | 2,767 | $11.41 | to | $12.46 | $ | 32,860 | 1.18% | 0.00% | to | 1.90% | -10.79% | to | -9.12% |
| 2012 | 4,134 | $12.79 | to | $13.71 | $ | 54,588 | 2.39% | 0.00% | to | 1.90% | 4.66% | to | 6.69% |
| 2011 | 3,484 | $12.22 | to | $12.85 | $ | 43,588 | 3.98% | 0.00% | to | 1.90% | 10.89% | to | 13.02% |
| 2010 | 1,607 | $11.02 | to | $11.37 | $ | 17,967 | 2.49% | 0.00% | to | 1.90% | 3.75% | to | 5.47% |
| 2009 | 846 | $10.67 | to | $10.78 | $ | 9,060 | (a) | 0.00% | to | 1.65% | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **American Century Income & Growth Fund - A Class** | | | | | | | | | | | | | |
| 2013 | 624 | $15.41 | to | $49.43 | $ | 9,649 | 2.07% | 0.75% | to | 1.20% | 33.77% | to | 34.36% |
| 2012 | 552 | $11.52 | to | $36.79 | $ | 6,374 | 1.95% | 0.75% | to | 1.10% | 13.05% | to | 13.17% |
| 2011 | 523 | $10.19 | to | $31.52 | $ | 5,331 | 1.36% | | 1.00% | | 1.70% | to | 1.71% |
| 2010 | 509 | $10.02 | to | $30.99 | $ | 5,100 | 1.15% | | 1.00% | | 12.69% | to | 12.71% |
| 2009 | 523 | $8.89 | to | $27.50 | $ | 4,656 | 1.84% | | 1.00% | | 16.36% | to | 16.43% |
| **Fundamental Investors - Class R-3** | | | | | | | | | | | | | |
| 2013 | 143 | $12.71 | to | $13.88 | $ | 1,936 | 1.15% | 0.00% | to | 1.55% | 29.04% | to | 31.07% |
| 2012 | 116 | $9.85 | to | $10.59 | $ | 1,203 | 1.05% | 0.00% | to | 1.55% | 14.94% | to | 16.89% |
| 2011 | 123 | $8.57 | to | $9.06 | $ | 1,093 | 1.48% | 0.00% | to | 1.55% | -3.71% | to | -2.27% |
| 2010 | 87 | $8.90 | to | $9.27 | $ | 793 | 1.08% | 0.00% | to | 1.55% | 12.17% | to | 13.42% |
| 2009 | 63 | $7.97 | to | $8.12 | $ | 505 | 0.77% | 0.25% | to | 1.40% | 31.09% | to | 32.35% |
| **Fundamental Investors - Class R-4** | | | | | | | | | | | | | |
| 2013 | 3,811 | $12.97 | to | $14.11 | $ | 51,196 | 1.37% | 0.00% | to | 1.50% | 29.57% | to | 31.50% |
| 2012 | 3,619 | $10.01 | to | $10.73 | $ | 37,284 | 1.30% | 0.00% | to | 1.50% | 15.32% | to | 17.01% |
| 2011 | 3,649 | $8.68 | to | $9.17 | $ | 32,351 | 1.71% | 0.00% | to | 1.50% | -3.34% | to | -1.93% |
| 2010 | 3,501 | $8.98 | to | $9.35 | $ | 31,928 | 1.44% | 0.00% | to | 1.50% | 12.25% | to | 14.02% |
| 2009 | 2,700 | $8.00 | to | $8.20 | $ | 21,781 | 1.62% | 0.00% | to | 1.50% | 31.36% | to | 33.33% |
| **American Funds American Mutual Fund® - Class R-4** | | | | | | | | | | | | | |
| 2013 | 59 | $14.60 | to | $15.24 | $ | 888 | 1.90% | 0.00% | to | 1.40% | 26.08% | to | 26.92% |
| 2012 | 5 | $11.58 | to | $11.74 | $ | 61 | 2.99% | 0.75% | to | 1.40% | 10.60% | to | 11.39% |
| 2011 | 1 | $10.47 | to | $10.54 | $ | 6 | (c) | 0.75% | to | 1.40% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **Ariel Appreciation Fund - Investor Class** | | | | | | | | | | | | | |
| 2013 | 35 | $19.20 | to | $21.84 | $ | 740 | 0.75% | 0.60% | to | 1.90% | 43.50% | to | 45.41% |
| 2012 | 59 | $13.38 | to | $15.02 | $ | 866 | 0.91% | 0.60% | to | 1.90% | 17.06% | to | 18.64% |
| 2011 | 55 | $11.43 | to | $12.66 | $ | 679 | 0.40% | 0.60% | to | 1.90% | -9.07% | to | -8.08% |
| 2010 | 62 | $12.40 | to | $13.61 | $ | 833 | - | 0.75% | to | 2.10% | 17.20% | to | 18.76% |
| 2009 | 55 | $10.58 | to | $11.46 | $ | 622 | 0.20% | 0.75% | to | 2.10% | 59.58% | to | 61.70% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Ariel Fund - Investor Class** | | | | | | | | | | | | | |
| 2013 | 571 | $17.00 | to | $27.52 | $ | 10,567 | 0.82% | 0.00% | to | 1.90% | 41.91% | to | 44.72% |
| 2012 | 258 | $11.93 | to | $18.86 | $ | 3,328 | 0.97% | 0.00% | to | 1.90% | 18.22% | to | 20.37% |
| 2011 | 286 | $10.06 | to | $15.99 | $ | 3,064 | 0.25% | 0.00% | to | 1.70% | -12.80% | to | -11.35% |
| 2010 | 202 | $11.52 | to | $17.82 | $ | 2,518 | - | 0.00% | to | 2.10% | 23.35% | to | 25.12% |
| 2009 | 124 | $9.68 | to | $10.51 | $ | 1,271 | - | 0.70% | to | 2.10% | 60.42% | to | 62.23% |
| **Artisan International Fund - Investor Shares** | | | | | | | | | | | | | |
| 2013 | 885 | $11.10 | to | $19.92 | $ | 10,284 | 1.14% | 0.00% | to | 1.50% | 23.33% | to | 25.18% |
| 2012 | 537 | $9.00 | to | $15.91 | $ | 5,043 | 1.43% | 0.00% | to | 1.50% | 23.46% | to | 25.32% |
| 2011 | 354 | $7.29 | to | $12.80 | $ | 2,674 | 1.43% | 0.00% | to | 1.50% | -8.65% | to | -7.23% |
| 2010 | 306 | $7.98 | to | $13.98 | $ | 2,510 | 0.92% | 0.00% | to | 1.50% | 4.44% | to | 5.87% |
| 2009 | 233 | $7.64 | to | $13.31 | $ | 1,829 | 1.95% | 0.00% | to | 1.50% | 37.66% | to | 39.75% |
| **Aston/Fairpointe Mid Cap Fund - Class N** | | | | | | | | | | | | | |
| 2013 | 1,924 | $14.21 | to | $18.57 | $ | 33,435 | - | 0.00% | to | 1.50% | 42.35% | to | 44.51% |
| 2012 | 712 | $9.93 | to | $12.85 | $ | 8,892 | 1.09% | 0.00% | to | 1.50% | 14.67% | to | 16.39% |
| 2011 | 512 | $10.77 | to | $11.04 | $ | 5,556 | 0.24% | 0.00% | to | 1.50% | -7.87% | to | -6.79% |
| 2010 | 249 | $11.69 | to | $11.79 | $ | 2,925 | (b) | 0.25% | to | 1.50% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| **BlackRock Equity Dividend Fund - Investor A Shares** | | | | | | | | | | | | | |
| 2013 | 84 | $16.38 | to | $17.40 | $ | 1,434 | 1.80% | 0.10% | to | 1.65% | 22.33% | to | 24.20% |
| 2012 | 74 | $13.39 | to | $14.01 | $ | 1,014 | 2.40% | 0.10% | to | 1.65% | 10.52% | to | 11.69% |
| 2011 | 39 | $12.26 | to | $12.49 | $ | 487 | 2.09% | 0.25% | to | 1.25% | | 4.75% | |
| 2010 | 15 | | $11.80 | | $ | 183 | (b) | | 0.80% | | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| **BlackRock Mid Cap Value Opportunities Fund - Investor A Shares** | | | | | | | | | | | | | |
| 2013 | 696 | $22.33 | to | $23.94 | $ | 16,116 | 0.56% | 0.00% | to | 1.50% | 31.35% | to | 33.30% |
| 2012 | 556 | $17.00 | to | $17.96 | $ | 9,764 | 0.37% | 0.00% | to | 1.50% | 11.48% | to | 13.17% |
| 2011 | 478 | $15.25 | to | $15.91 | $ | 7,480 | 0.42% | 0.00% | to | 1.50% | -2.06% | to | -0.56% |
| 2010 | 285 | $15.57 | to | $16.16 | $ | 4,516 | - | 0.00% | to | 1.50% | 24.01% | to | 25.18% |
| 2009 | 21 | $12.58 | to | $12.99 | $ | 263 | (a) | 0.40% | to | 1.40% | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Bond Fund of America - Class R-4** | | | | | | | | | | | | | |
| 2013 | 819 | $10.97 | to | $11.94 | $ | 9,244 | 2.35% | 0.00% | to | 1.50% | -3.43% | to | -1.97% |
| 2012 | 942 | $11.36 | to | $12.18 | $ | 10,954 | 2.62% | 0.00% | to | 1.50% | 4.32% | to | 5.91% |
| 2011 | 831 | $10.89 | to | $11.50 | $ | 9,219 | 3.28% | 0.00% | to | 1.50% | 4.91% | to | 6.48% |
| 2010 | 780 | $10.38 | to | $10.80 | $ | 8,210 | 4.03% | 0.00% | to | 1.50% | 5.70% | to | 7.25% |
| 2009 | 604 | $9.82 | to | $10.07 | $ | 5,982 | 4.37% | 0.00% | to | 1.50% | 13.13% | to | 14.82% |
| **Calvert VP SRI Balanced Portfolio** | | | | | | | | | | | | | |
| 2013 | 1,917 | $12.44 | to | $41.44 | $ | 52,700 | 1.06% | 0.00% | to | 1.50% | 16.21% | to | 18.04% |
| 2012 | 1,973 | $10.64 | to | $35.53 | $ | 46,174 | 1.25% | 0.00% | to | 1.50% | 8.85% | to | 10.41% |
| 2011 | 2,054 | $9.72 | to | $32.50 | $ | 44,041 | 1.30% | 0.00% | to | 1.50% | 2.98% | to | 4.61% |
| 2010 | 2,182 | $9.38 | to | $31.39 | $ | 45,223 | 1.41% | 0.00% | to | 1.50% | 10.42% | to | 12.09% |
| 2009 | 2,270 | $8.44 | to | $28.29 | $ | 42,394 | 2.14% | 0.00% | to | 1.50% | 23.43% | to | 25.38% |
| **Capital World Growth & Income Fund[SM], Inc. - Class R-3** | | | | | | | | | | | | | |
| 2013 | 37 | $17.80 | to | $18.87 | $ | 685 | 2.17% | 0.00% | to | 1.25% | 22.93% | to | 24.55% |
| 2012 | 35 | $14.48 | to | $15.15 | $ | 513 | 2.16% | 0.00% | to | 1.25% | 17.34% | to | 18.52% |
| 2011 | 33 | $12.34 | to | $12.69 | $ | 415 | 2.06% | 0.20% | to | 1.25% | -9.00% | to | -8.04% |
| 2010 | 27 | $13.56 | to | $13.80 | $ | 363 | 2.65% | 0.20% | to | 1.25% | 6.85% | to | 6.85% |
| 2009 | 1 | $12.84 | to | $12.85 | $ | 14 | (a) | 0.50% | to | 0.55% | | (a) | |
| **Cohen & Steers Realty Shares** | | | | | | | | | | | | | |
| 2013 | 220 | $10.93 | to | $11.37 | $ | 2,434 | 2.76% | 0.00% | to | 1.50% | 1.58% | to | 3.08% |
| 2012 | 197 | $10.76 | to | $11.03 | $ | 2,138 | 2.49% | 0.00% | to | 1.50% | 13.98% | to | 15.46% |
| 2011 | 71 | $9.44 | to | $9.52 | $ | 677 | (c) | 0.25% | to | 1.50% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **Columbia[SM] Acorn Fund® - Class A** | | | | | | | | | | | | | |
| 2013 | 5 | $18.40 | to | $18.88 | $ | 103 | - | 0.80% | to | 1.45% | 28.67% | to | 29.39% |
| 2012 | 6 | $14.30 | to | $14.53 | $ | 85 | - | 0.90% | to | 1.45% | 15.88% | to | 16.52% |
| 2011 | 6 | $12.34 | to | $12.47 | $ | 69 | - | 0.90% | to | 1.45% | | -5.98% | |
| 2010 | 1 | $13.20 | to | $13.23 | $ | 9 | (b) | 0.95% | to | 1.15% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Columbia[SM] Acorn Fund® - Class Z | | | | | | | | | | | | | |
| 2013 | 4 | | $15.42 | | $ | 54 | - | 1.25% | | | 29.25% | | |
| 2012 | 3 | | $11.93 | | $ | 39 | - | 1.25% | | | 16.50% | | |
| 2011 | 1,012 | $10.24 | to | $10.72 | $ | 10,848 | 0.32% | 0.00% | to | 1.25% | -5.80% | to | -4.63% |
| 2010 | 631 | $10.87 | to | $11.24 | $ | 7,095 | 0.17% | 0.00% | to | 1.25% | 24.37% | to | 26.01% |
| 2009 | 275 | $8.74 | to | $8.92 | $ | 2,451 | 0.31% | 0.00% | to | 1.25% | 37.85% | to | 39.59% |
| Columbia Mid Cap Value Fund - Class A | | | | | | | | | | | | | |
| 2013 | 419 | $13.72 | to | $14.89 | $ | 5,980 | 0.40% | 0.15% | to | 1.60% | 32.95% | to | 34.88% |
| 2012 | 388 | $10.32 | to | $10.98 | $ | 4,121 | 0.76% | 0.25% | to | 1.60% | 14.67% | to | 16.22% |
| 2011 | 413 | $9.00 | to | $9.45 | $ | 3,805 | 0.57% | 0.25% | to | 1.60% | -5.74% | to | -4.55% |
| 2010 | 399 | $9.54 | to | $9.90 | $ | 3,877 | 1.20% | 0.25% | to | 1.65% | 21.09% | to | 22.68% |
| 2009 | 371 | $7.90 | to | $8.11 | $ | 2,961 | 0.84% | 0.00% | to | 1.60% | 30.15% | to | 32.30% |
| Columbia Mid Cap Value Fund - Class Z | | | | | | | | | | | | | |
| 2013 | - | | $14.56 | | $ | 2 | - | 0.80% | | | 34.32% | | |
| 2012 | - | | $10.84 | | $ | 1 | 0.75% | 0.80% | | | 15.94% | | |
| 2011 | 557 | $9.35 | to | $9.63 | $ | 5,363 | 1.04% | 0.00% | to | 0.80% | -4.79% | to | -3.99% |
| 2010 | 273 | $9.82 | to | $10.03 | $ | 2,739 | 1.48% | 0.00% | to | 0.80% | 22.14% | to | 23.22% |
| 2009 | 161 | $8.04 | to | $8.14 | $ | 1,314 | 1.07% | 0.00% | to | 0.80% | 31.59% | to | 32.57% |
| CRM Mid Cap Value Fund - Investor Shares | | | | | | | | | | | | | |
| 2013 | 15 | $19.53 | to | $20.60 | $ | 313 | 0.37% | 0.45% | to | 1.60% | 30.99% | to | 32.48% |
| 2012 | 15 | $14.83 | to | $15.55 | $ | 232 | 0.89% | 0.45% | to | 1.75% | 15.93% | to | 17.09% |
| 2011 | 16 | $12.93 | to | $13.28 | $ | 216 | 0.46% | 0.45% | to | 1.45% | -8.33% | to | -7.59% |
| 2010 | 16 | $14.11 | to | $14.37 | $ | 223 | 0.68% | 0.45% | to | 1.55% | 17.78% | to | 18.08% |
| 2009 | 6 | $12.15 | to | $12.17 | $ | 70 | (a) | 0.45% | to | 0.70% | (a) | | |
| Delaware Diversified Income Fund - Class A | | | | | | | | | | | | | |
| 2013 | 191 | | $9.86 | | $ | 1,887 | 4.09% | 0.95% | | | -2.38% | | |
| 2012 | 79 | | $10.10 | | $ | 801 | (d) | 0.95% | | | (d) | | |
| 2011 | (d) | | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2010 | (d) | | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2009 | (d) | | (d) | | | (d) | (d) | (d) | | | (d) | | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Delaware Small Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 9 | $12.03 | to | $12.11 | $ | 109 | (e) | 0.25% | to | 1.25% | (e) | | |
| 2012 | (e) | | (e) | | | (e) | (e) | | (e) | | (e) | | |
| 2011 | (e) | | (e) | | | (e) | (e) | | (e) | | (e) | | |
| 2010 | (e) | | (e) | | | (e) | (e) | | (e) | | (e) | | |
| 2009 | (e) | | (e) | | | (e) | (e) | | (e) | | (e) | | |
| **Dodge & Cox International Stock Fund** | | | | | | | | | | | | | |
| 2013 | 26 | $14.22 | to | $15.05 | $ | 380 | 1.99% | 0.50% | to | 1.95% | 23.87% | to | 25.42% |
| 2012 | 19 | $11.48 | to | $11.88 | $ | 224 | 2.78% | 0.75% | to | 1.95% | 18.85% | to | 20.12% |
| 2011 | 14 | $9.69 | to | $9.89 | $ | 136 | 4.29% | 0.75% | to | 1.85% | - | | |
| 2010 | - | | $11.80 | | $ | 4 | (b) | | 1.35% | | (b) | | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | (b) | | |
| **Dodge & Cox Stock Fund** | | | | | | | | | | | | | |
| 2013 | 7 | $17.93 | to | $18.87 | $ | 128 | 1.28% | 0.50% | to | 1.80% | 38.03% | | |
| 2012 | 2 | $12.99 | to | $13.16 | $ | 28 | (f) | 1.35% | to | 1.80% | (f) | | |
| 2011 | 2 | $10.86 | to | $10.98 | $ | 24 | (c) | 1.15% | to | 1.70% | (c) | | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | (c) | | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | (c) | | |
| **DWS Equity 500 Index Fund - Class S** | | | | | | | | | | | | | |
| 2013 | 33 | | $20.41 | | $ | 676 | 1.89% | | 1.00% | | 30.67% | | |
| 2012 | 31 | | $15.62 | | $ | 491 | 2.02% | | 1.00% | | 14.43% | | |
| 2011 | 29 | | $13.65 | | $ | 400 | 1.86% | | 1.00% | | 0.89% | | |
| 2010 | 26 | | $13.53 | | $ | 351 | 1.67% | | 1.00% | | 13.79% | | |
| 2009 | 21 | | $11.89 | | $ | 247 | 1.93% | | 1.00% | | 25.03% | | |
| **Eaton Vance Large-Cap Value Fund - Class R** | | | | | | | | | | | | | |
| 2013 | 7 | $18.18 | to | $18.91 | $ | 131 | 0.87% | 0.20% | to | 1.05% | 28.16% | to | 28.73% |
| 2012 | 7 | $14.13 | to | $14.69 | $ | 98 | 1.39% | 0.20% | to | 1.25% | 14.04% | to | 15.31% |
| 2011 | 4 | $12.29 | to | $12.74 | $ | 46 | 2.38% | 0.20% | to | 1.55% | -5.26% | to | -4.93% |
| 2010 | 3 | $13.20 | to | $13.40 | $ | 38 | - | 0.20% | to | 1.10% | 9.09% | to | 9.17% |
| 2009 | 1 | | $12.21 | | $ | 13 | (a) | 0.50% | to | 0.55% | (a) | | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-3** | | | | | | | | | | | | | |
| 2013 | 410 | $19.07 | to | $22.23 | $ | 8,662 | 0.65% | 0.00% | to | 1.55% | 18.01% | to | 19.77% |
| 2012 | 494 | $16.16 | to | $18.56 | $ | 8,750 | 1.35% | 0.00% | to | 1.55% | 17.02% | to | 18.90% |
| 2011 | 649 | $13.81 | to | $15.61 | $ | 9,736 | 1.18% | 0.00% | to | 1.55% | -15.17% | to | -13.85% |
| 2010 | 742 | $16.06 | to | $18.12 | $ | 12,954 | 1.19% | 0.00% | to | 1.75% | 7.21% | to | 9.09% |
| 2009 | 721 | $14.98 | to | $16.61 | $ | 11,577 | 1.76% | 0.00% | to | 1.75% | 36.31% | to | 38.65% |
| **EuroPacific Growth Fund® - Class R-4** | | | | | | | | | | | | | |
| 2013 | 15,518 | $10.61 | to | $22.67 | $ | 314,660 | 1.02% | 0.00% | to | 1.50% | 18.42% | to | 20.50% |
| 2012 | 15,728 | $8.91 | to | $18.86 | $ | 268,614 | 1.82% | 0.00% | to | 1.50% | 17.44% | to | 19.23% |
| 2011 | 16,297 | $7.54 | to | $15.82 | $ | 235,342 | 1.54% | 0.00% | to | 1.50% | -14.91% | to | -13.60% |
| 2010 | 16,595 | $8.81 | to | $18.31 | $ | 279,835 | 1.48% | 0.00% | to | 1.50% | 7.74% | to | 9.40% |
| 2009 | 15,890 | $8.12 | to | $16.80 | $ | 247,037 | 2.00% | 0.00% | to | 1.50% | 37.08% | to | 39.25% |
| **Fidelity® Advisor New Insights Fund - Institutional Class** | | | | | | | | | | | | | |
| 2013 | 40 | $17.49 | to | $18.58 | $ | 729 | - | 0.40% | to | 1.95% | 30.13% | to | 32.15% |
| 2012 | 34 | $13.44 | to | $14.06 | $ | 465 | - | 0.40% | to | 1.95% | 14.15% | to | 15.72% |
| 2011 | 22 | $11.82 | to | $12.15 | $ | 259 | - | 0.40% | to | 1.85% | | - | |
| 2010 | 3 | $12.21 | to | $12.24 | $ | 38 | (b) | 0.90% | to | 1.15% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| **Fidelity® VIP Equity-Income Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 10,575 | $11.91 | to | $41.19 | $ | 306,607 | 2.51% | 0.00% | to | 1.95% | 25.63% | to | 28.10% |
| 2012 | 11,678 | $9.38 | to | $32.52 | $ | 264,552 | 3.11% | 0.00% | to | 1.95% | 15.02% | to | 17.37% |
| 2011 | 13,226 | $8.07 | to | $28.04 | $ | 256,279 | 2.48% | 0.00% | to | 1.95% | -0.94% | to | 1.01% |
| 2010 | 14,409 | $8.06 | to | $28.09 | $ | 280,318 | 1.76% | 0.00% | to | 2.15% | 12.73% | to | 15.25% |
| 2009 | 15,503 | $7.06 | to | $24.68 | $ | 263,715 | 2.20% | 0.00% | to | 2.15% | 27.38% | to | 30.20% |
| **Fidelity® VIP Growth Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 10,711 | $12.30 | to | $41.23 | $ | 275,001 | 0.28% | 0.00% | to | 1.75% | 33.95% | to | 36.33% |
| 2012 | 11,796 | $9.10 | to | $30.59 | $ | 225,077 | 0.62% | 0.00% | to | 1.75% | 12.69% | to | 14.70% |
| 2011 | 12,717 | $8.01 | to | $26.98 | $ | 214,512 | 0.38% | 0.00% | to | 1.80% | -1.49% | to | 0.18% |
| 2010 | 13,207 | $8.07 | to | $27.24 | $ | 225,726 | 0.34% | 0.00% | to | 1.85% | 21.91% | to | 24.36% |
| 2009 | 13,653 | $6.55 | to | $22.19 | $ | 190,848 | 0.43% | 0.00% | to | 1.85% | 25.83% | to | 28.29% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Fidelity® VIP High Income Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 759 | $14.91 | to | $15.91 | $ | 11,354 | 5.55% | 0.95% | to | 1.50% | 4.40% | to | 5.00% |
| 2012 | 852 | $14.20 | to | $15.24 | $ | 12,167 | 6.21% | 0.95% | to | 1.50% | 12.56% | to | 13.15% |
| 2011 | 770 | $12.55 | to | $13.54 | $ | 9,729 | 6.80% | 0.95% | to | 1.50% | 2.42% | to | 3.04% |
| 2010 | 812 | $12.18 | to | $13.22 | $ | 9,957 | 7.77% | 0.95% | to | 1.50% | 12.13% | to | 12.78% |
| 2009 | 828 | $10.80 | to | $11.79 | $ | 9,003 | 9.19% | 0.95% | to | 1.50% | 41.88% | to | 42.48% |
| Fidelity® VIP Overseas Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 1,864 | $9.83 | to | $27.07 | $ | 36,312 | 1.36% | 0.00% | to | 1.50% | 28.47% | to | 30.42% |
| 2012 | 1,924 | $7.61 | to | $20.76 | $ | 29,379 | 1.91% | 0.00% | to | 1.50% | 18.92% | to | 20.83% |
| 2011 | 2,181 | $6.36 | to | $17.19 | $ | 27,985 | 1.44% | 0.00% | to | 1.50% | -18.39% | to | -17.16% |
| 2010 | 2,316 | $7.74 | to | $20.75 | $ | 36,340 | 1.31% | 0.00% | to | 1.50% | 11.42% | to | 13.20% |
| 2009 | 2,527 | $6.90 | to | $18.33 | $ | 35,651 | 2.07% | 0.00% | to | 1.50% | 24.57% | to | 26.52% |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 34,517 | $12.81 | to | $54.32 | $ | 1,320,713 | 1.07% | 0.00% | to | 1.95% | 28.75% | to | 31.32% |
| 2012 | 36,247 | $9.84 | to | $41.86 | $ | 1,085,469 | 1.39% | 0.00% | to | 1.95% | 14.15% | to | 16.42% |
| 2011 | 37,831 | $8.53 | to | $36.35 | $ | 988,331 | 1.03% | 0.00% | to | 1.95% | -4.39% | to | -2.54% |
| 2010 | 38,963 | $8.83 | to | $37.67 | $ | 1,058,819 | 1.19% | 0.00% | to | 2.15% | 14.74% | to | 17.37% |
| 2009 | 40,206 | $7.59 | to | $32.46 | $ | 970,509 | 1.37% | 0.00% | to | 2.15% | 32.82% | to | 35.75% |
| Fidelity® VIP Index 500 Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 3,904 | $39.21 | to | $39.37 | $ | 153,676 | 1.96% | 0.95% | to | 1.20% | 30.71% | to | 31.01% |
| 2012 | 3,845 | $29.93 | to | $30.12 | $ | 115,759 | 2.20% | 0.95% | to | 1.10% | 14.66% | to | 14.81% |
| 2011 | 3,936 | $26.07 | to | $26.27 | $ | 103,342 | 1.98% | 0.95% | to | 1.00% | 1.04% | to | 1.09% |
| 2010 | 4,089 | $25.79 | to | $26.00 | $ | 106,249 | 1.90% | 0.95% | to | 1.00% | 13.84% | to | 13.91% |
| 2009 | 4,173 | $22.64 | to | $22.84 | $ | 95,244 | 2.48% | 0.95% | to | 1.00% | 25.36% | to | 25.43% |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 1,290 | | $21.60 | | $ | 27,855 | 0.52% | | - | | | 36.19% | |
| 2012 | 1,299 | | $15.86 | | $ | 20,599 | 0.66% | | - | | | 14.84% | |
| 2011 | 1,311 | | $13.81 | | $ | 18,110 | 0.26% | | - | | | -10.61% | |
| 2010 | 1,329 | | $15.45 | | $ | 20,531 | 0.39% | | - | | | 28.86% | |
| 2009 | 1,163 | | $11.99 | | $ | 13,948 | 0.73% | | - | | | 40.07% | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Fidelity® VIP Asset Manager Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 814 | $28.46 | to | $28.57 | $ | 23,250 | 1.53% | 0.95% | to | 1.20% | 14.33% | to | 14.62% |
| 2012 | 905 | $24.83 | to | $24.99 | $ | 22,592 | 1.59% | 0.95% | to | 1.10% | 11.26% | to | 11.40% |
| 2011 | 930 | $22.29 | to | $22.46 | $ | 20,844 | 2.01% | 0.95% | to | 1.00% | -3.52% | to | -3.46% |
| 2010 | 947 | $23.09 | to | $23.28 | $ | 22,008 | 1.67% | 0.95% | to | 1.00% | 13.12% | to | 13.19% |
| 2009 | 979 | $20.40 | to | $20.58 | $ | 20,099 | 2.41% | 0.95% | to | 1.00% | 27.83% | to | 27.90% |
| Mutual Global Discovery Fund - Class R | | | | | | | | | | | | | |
| 2013 | 113 | $13.03 | to | $24.06 | $ | 2,610 | 1.27% | 0.15% | to | 1.55% | 23.10% | to | 24.86% |
| 2012 | 131 | $10.55 | to | $19.27 | $ | 2,419 | 1.30% | 0.15% | to | 1.55% | 11.32% | to | 12.89% |
| 2011 | 171 | $15.28 | to | $17.07 | $ | 2,800 | 1.26% | 0.15% | to | 1.55% | -4.68% | to | -3.42% |
| 2010 | 228 | $15.81 | to | $17.53 | $ | 3,888 | 1.60% | 0.25% | to | 1.75% | 8.96% | to | 10.53% |
| 2009 | 217 | $14.51 | to | $16.09 | $ | 3,353 | 0.89% | 0.00% | to | 1.75% | 18.87% | to | 20.31% |
| Franklin Small-Mid Cap Growth Fund - Class A | | | | | | | | | | | | | |
| 2013 | 36 | $18.95 | to | $22.10 | $ | 759 | - | 0.20% | to | 1.75% | 36.60% | to | 38.30% |
| 2012 | 36 | $14.29 | to | $15.98 | $ | 553 | - | 0.20% | to | 1.45% | 9.17% | to | 10.59% |
| 2011 | 49 | $12.78 | to | $14.45 | $ | 673 | - | 0.20% | to | 1.75% | -6.58% | to | -5.57% |
| 2010 | 47 | $13.68 | to | $15.12 | $ | 681 | - | 0.30% | to | 1.75% | 26.20% | to | 28.04% |
| 2009 | 50 | $10.84 | to | $11.81 | $ | 563 | - | 0.30% | to | 1.75% | 40.78% | to | 42.81% |
| Franklin Small Cap Value Securities Fund - Class 2 | | | | | | | | | | | | | |
| 2013 | 4,953 | $15.61 | to | $32.84 | $ | 144,001 | 1.30% | 0.00% | to | 1.75% | 33.84% | to | 36.21% |
| 2012 | 5,113 | $11.56 | to | $24.11 | $ | 110,112 | 0.79% | 0.00% | to | 1.75% | 16.34% | to | 18.42% |
| 2011 | 5,934 | $9.85 | to | $20.36 | $ | 109,148 | 0.70% | 0.00% | to | 1.75% | -5.40% | to | -3.71% |
| 2010 | 6,233 | $10.33 | to | $21.19 | $ | 119,932 | 0.74% | 0.00% | to | 1.95% | 25.72% | to | 28.24% |
| 2009 | 5,720 | $8.12 | to | $16.69 | $ | 86,667 | 1.55% | 0.00% | to | 1.95% | 26.67% | to | 29.30% |
| Growth Fund of America - Class R-3 | | | | | | | | | | | | | |
| 2013 | 819 | $15.26 | to | $21.05 | $ | 15,914 | 0.03% | 0.00% | to | 1.55% | 31.37% | to | 33.40% |
| 2012 | 847 | $11.56 | to | $15.78 | $ | 12,373 | 0.44% | 0.00% | to | 1.55% | 18.35% | to | 20.18% |
| 2011 | 1,165 | $9.71 | to | $13.13 | $ | 14,365 | 0.34% | 0.00% | to | 1.55% | -6.60% | to | -5.13% |
| 2010 | 1,342 | $10.34 | to | $13.84 | $ | 17,580 | 0.60% | 0.00% | to | 1.75% | 9.96% | to | 11.97% |
| 2009 | 1,299 | $9.33 | to | $12.36 | $ | 15,280 | 0.73% | 0.00% | to | 1.75% | 31.80% | to | 34.06% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Growth Fund of America - Class R-4** | | | | | | | | | | | | | |
| 2013 | 18,546 | $13.12 | to | $21.64 | $ | 363,914 | 0.33% | 0.00% | to | 1.50% | 31.83% | to | 33.83% |
| 2012 | 19,382 | $9.90 | to | $16.17 | $ | 287,158 | 0.76% | 0.00% | to | 1.50% | 18.73% | to | 20.61% |
| 2011 | 21,865 | $8.28 | to | $13.42 | $ | 271,700 | 0.64% | 0.00% | to | 1.50% | -6.27% | to | -4.82% |
| 2010 | 23,779 | $8.79 | to | $14.10 | $ | 313,633 | 0.88% | 0.00% | to | 1.50% | 10.63% | to | 12.30% |
| 2009 | 23,386 | $7.89 | to | $12.56 | $ | 277,112 | 1.00% | 0.00% | to | 1.50% | 32.53% | to | 34.63% |
| **The Hartford Capital Appreciation Fund - Class R4** | | | | | | | | | | | | | |
| 2013 | - | $16.26 | | | | - | - | 0.65% | | | 40.78% | | |
| 2012 | 14 | $11.55 | | | $ | 159 | 0.60% | 0.65% | | | 19.44% | | |
| 2011 | 18 | $9.67 | | | $ | 173 | 1.65% | 0.65% | | | -15.77% | | |
| 2010 | 17 | $11.48 | | | $ | 190 | (b) | 0.65% | | | (b) | | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | (b) | | |
| **The Hartford Dividend And Growth Fund - Class R4** | | | | | | | | | | | | | |
| 2013 | - | $16.33 | | | $ | 4 | 3.02% | 0.65% | | | 30.12% | | |
| 2012 | 21 | $12.55 | | | $ | 261 | 1.38% | 0.65% | | | 12.15% | | |
| 2011 | 2 | $11.19 | | | $ | 28 | - | 0.65% | | | 0.27% | | |
| 2010 | 4 | $11.16 | | | $ | 46 | (b) | 0.65% | | | (b) | | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | (b) | | |
| **Income Fund of America - Class R-3** | | | | | | | | | | | | | |
| 2013 | 131 | $16.49 | to | $19.23 | $ | 2,392 | 3.02% | 0.00% | to | 1.55% | 15.96% | to | 17.76% |
| 2012 | 129 | $14.22 | to | $16.33 | $ | 1,985 | 3.31% | 0.00% | to | 1.55% | 10.00% | to | 11.62% |
| 2011 | 153 | $13.10 | to | $14.63 | $ | 2,121 | 3.64% | 0.00% | to | 1.40% | 3.72% | to | 5.18% |
| 2010 | 147 | $12.33 | to | $13.91 | $ | 1,942 | 3.82% | 0.00% | to | 1.75% | 9.70% | to | 11.55% |
| 2009 | 149 | $11.24 | to | $12.47 | $ | 1,778 | 4.47% | 0.00% | to | 1.75% | 21.91% | to | 24.08% |
| **ING Balanced Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 10,790 | $12.18 | to | $48.94 | $ | 317,105 | 2.18% | 0.00% | to | 1.95% | 14.46% | to | 16.71% |
| 2012 | 12,021 | $10.53 | to | $42.33 | $ | 305,260 | 3.11% | 0.00% | to | 1.95% | 11.45% | to | 13.65% |
| 2011 | 13,209 | $9.35 | to | $37.60 | $ | 299,261 | 2.79% | 0.00% | to | 1.95% | -3.28% | to | -1.33% |
| 2010 | 14,952 | $9.56 | to | $38.46 | $ | 347,585 | 2.78% | 0.00% | to | 1.95% | 11.89% | to | 14.19% |
| 2009 | 16,466 | $8.44 | to | $34.02 | $ | 341,845 | 4.46% | 0.00% | to | 1.95% | 16.92% | to | 19.28% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Growth Opportunities Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 6 | $17.53 | | | $ | 107 | - | 1.15% | | | 26.94% | | |
| 2012 | 5 | $13.81 | | | $ | 63 | (d) | 1.15% | | | (d) | | |
| 2011 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| 2010 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| 2009 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| **ING Large Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2013 | - | $12.17 | | | $ | 6 | (e) | 0.50% | | | (e) | | |
| 2012 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2011 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2009 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| **ING MidCap Opportunities Fund - Class A** | | | | | | | | | | | | | |
| 2013 | - | $12.20 | | | $ | 1 | (e) | 0.35% | | | (e) | | |
| 2012 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2011 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2009 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| **ING Real Estate Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 89 | $19.24 | to | $22.44 | $ | 1,908 | 2.18% | 0.00% | to | 1.55% | 0.21% | to | 1.77% |
| 2012 | 92 | $19.20 | to | $22.05 | $ | 1,954 | 2.17% | 0.00% | to | 1.55% | 13.80% | to | 15.32% |
| 2011 | 114 | $17.05 | to | $19.12 | $ | 2,098 | 1.97% | 0.00% | to | 1.45% | 7.85% | to | 9.32% |
| 2010 | 117 | $15.50 | to | $17.49 | $ | 1,971 | 2.35% | 0.00% | to | 1.75% | 25.63% | to | 27.39% |
| 2009 | 122 | $12.60 | to | $13.73 | $ | 1,611 | 3.77% | 0.00% | to | 1.45% | 27.79% | to | 29.65% |
| **ING GNMA Income Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 294 | $10.58 | to | $16.86 | $ | 3,821 | 3.38% | 0.00% | to | 1.55% | -3.32% | to | -1.84% |
| 2012 | 338 | $10.94 | to | $17.22 | $ | 4,456 | 3.62% | 0.00% | to | 1.55% | 1.30% | to | 2.90% |
| 2011 | 355 | $10.80 | to | $16.78 | $ | 4,837 | 3.86% | 0.00% | to | 1.55% | 5.73% | to | 7.40% |
| 2010 | 367 | $10.20 | to | $15.66 | $ | 4,750 | 3.74% | 0.00% | to | 1.55% | 4.56% | to | 6.24% |
| 2009 | 388 | $11.85 | to | $12.98 | $ | 4,826 | 4.15% | 0.00% | to | 1.55% | 3.40% | to | 4.93% |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Intermediate Bond Fund - Class A | | | | | | | | | | | | | |
| 2013 | 141 | $12.95 | to | $15.10 | $ | 2,006 | 2.89% | 0.00% | to | 1.55% | -2.26% | to | -0.72% |
| 2012 | 225 | $13.25 | to | $15.21 | $ | 3,250 | 4.51% | 0.00% | to | 1.55% | 7.20% | to | 8.80% |
| 2011 | 251 | $12.36 | to | $13.98 | $ | 3,356 | 4.24% | 0.00% | to | 1.55% | 6.00% | to | 7.79% |
| 2010 | 326 | $11.66 | to | $12.97 | $ | 4,053 | 5.17% | 0.00% | to | 1.55% | 8.06% | to | 9.64% |
| 2009 | 334 | $10.79 | to | $11.83 | $ | 3,799 | 6.26% | 0.00% | to | 1.55% | 11.01% | to | 12.88% |
| ING Intermediate Bond Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 14,430 | $12.72 | to | $102.02 | $ | 348,194 | 3.16% | 0.00% | to | 1.95% | -2.05% | to | 0.14% |
| 2012 | 16,602 | $12.85 | to | $103.21 | $ | 408,463 | 4.58% | 0.00% | to | 1.95% | 7.24% | to | 9.37% |
| 2011 | 17,019 | $11.86 | to | $95.33 | $ | 386,933 | 4.47% | 0.00% | to | 1.95% | 5.49% | to | 7.59% |
| 2010 | 17,564 | $11.13 | to | $89.57 | $ | 383,698 | 5.05% | 0.00% | to | 1.95% | 7.67% | to | 9.98% |
| 2009 | 18,464 | $10.21 | to | $82.40 | $ | 378,989 | 6.63% | 0.00% | to | 2.05% | 9.31% | to | 11.57% |
| ING Intermediate Bond Portfolio - Class S | | | | | | | | | | | | | |
| 2013 | 74 | | $13.45 | | $ | 993 | 2.92% | | 0.35% | | | -0.74% | |
| 2012 | 89 | | $13.55 | | $ | 1,202 | 4.71% | | 0.35% | | | 8.66% | |
| 2011 | 74 | | $12.47 | | $ | 922 | 5.44% | | 0.35% | | | 6.95% | |
| 2010 | 44 | | $11.66 | | $ | 511 | 5.81% | | 0.35% | | | 9.07% | |
| 2009 | 33 | | $10.69 | | $ | 349 | 7.13% | | 0.35% | | | 10.89% | |
| ING BlackRock Health Sciences Opportunities Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 1,571 | $15.63 | to | $22.98 | $ | 33,208 | 0.06% | 0.00% | to | 1.50% | 42.18% | to | 44.40% |
| 2012 | 974 | $10.93 | to | $15.92 | $ | 14,469 | 0.74% | 0.00% | to | 1.50% | 16.98% | to | 18.72% |
| 2011 | 892 | $9.29 | to | $13.41 | $ | 11,294 | 0.58% | 0.00% | to | 1.50% | 3.15% | to | 4.83% |
| 2010 | 826 | $8.95 | to | $12.80 | $ | 10,075 | - | 0.00% | to | 1.50% | 5.44% | to | 6.93% |
| 2009 | 846 | $8.43 | to | $11.97 | $ | 9,719 | - | 0.00% | to | 1.50% | 18.24% | to | 20.17% |
| ING BlackRock Inflation Protected Bond Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 6 | | $10.20 | | $ | 65 | - | | 0.35% | | | -9.41% | |
| 2012 | 9 | | $11.26 | | $ | 97 | - | | 0.35% | | | 5.73% | |
| 2011 | 7 | | $10.65 | | $ | 74 | (c) | | 0.35% | | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |

255

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | | | | | | | | | | | | | |
| 2013 | 7,611 | $12.22 | to | $14.41 | $ | 101,984 | 1.35% | 0.00% | to | 1.50% | 31.41% | to | 33.80% |
| 2012 | 8,458 | $9.29 | to | $10.77 | $ | 85,929 | 0.77% | 0.00% | to | 1.50% | 13.02% | to | 14.73% |
| 2011 | 9,172 | $8.22 | to | $9.41 | $ | 82,025 | 0.62% | 0.00% | to | 1.50% | -2.78% | to | -1.25% |
| 2010 | 9,256 | $8.45 | to | $9.53 | $ | 84,717 | 0.46% | 0.00% | to | 1.50% | 11.91% | to | 13.72% |
| 2009 | 9,710 | $7.55 | to | $8.39 | $ | 79,020 | 0.58% | 0.00% | to | 1.50% | 28.62% | to | 30.69% |
| ING BlackRock Large Cap Growth Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 20 | $13.74 | to | $20.34 | $ | 288 | 0.76% | 0.00% | to | 1.40% | 31.28% | to | 33.06% |
| 2012 | 47 | $10.37 | to | $15.37 | $ | 502 | 0.57% | 0.00% | to | 1.40% | 13.77% | to | 14.47% |
| 2011 | 51 | $10.49 | to | $13.51 | $ | 551 | 0.54% | 0.00% | to | 1.30% | -2.05% | to | -1.55% |
| 2010 | 18 | $10.71 | to | $10.95 | $ | 196 | - | 0.00% | to | 0.50% | 12.86% | to | 13.47% |
| 2009 | 17 | $9.49 | to | $9.65 | $ | 158 | - | 0.00% | to | 0.50% | 29.47% | to | 30.23% |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | | | | | | | | | | | | | |
| 2013 | 24 | | $13.67 | | $ | 329 | 0.96% | | 0.35% | | | 32.46% | |
| 2012 | 29 | | $10.32 | | $ | 294 | 0.36% | | 0.35% | | | 13.78% | |
| 2011 | 29 | | $9.07 | | $ | 261 | 0.42% | | 0.35% | | | -1.95% | |
| 2010 | 24 | | $9.25 | | $ | 220 | - | | 0.35% | | | 12.80% | |
| 2009 | 22 | | $8.20 | | $ | 177 | - | | 0.35% | | | 29.54% | |
| ING Clarion Global Real Estate Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 1 | | $11.43 | | $ | 6 | - | | 0.35% | | | 2.97% | |
| 2012 | 1 | | $11.10 | | $ | 7 | - | | 0.35% | | | 24.72% | |
| 2011 | - | | $8.90 | | $ | 2 | (c) | | 0.35% | | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| ING Clarion Global Real Estate Portfolio - Institutional Class | | | | | | | | | | | | | |
| 2013 | 6,640 | $12.01 | to | $13.02 | $ | 82,599 | 6.06% | 0.00% | to | 1.50% | 2.39% | to | 3.99% |
| 2012 | 6,449 | $11.73 | to | $12.52 | $ | 77,810 | 0.80% | 0.00% | to | 1.50% | 24.21% | to | 26.08% |
| 2011 | 5,765 | $9.44 | to | $9.93 | $ | 55,561 | 3.83% | 0.00% | to | 1.50% | -6.63% | to | -5.16% |
| 2010 | 5,816 | $10.11 | to | $10.47 | $ | 59,612 | 8.70% | 0.00% | to | 1.50% | 14.63% | to | 16.33% |
| 2009 | 5,675 | $8.82 | to | $9.00 | $ | 50,442 | 2.45% | 0.00% | to | 1.50% | 31.79% | to | 33.73% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Clarion Real Estate Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 3 | $11.39 | | | $ | 38 | - | 0.35% | | | 1.33% | | |
| 2012 | 4 | $11.24 | | | $ | 41 | - | 0.35% | | | 14.69% | | |
| 2011 | 2 | $9.80 | | | $ | 18 | (c) | 0.35% | | | (c) | | |
| 2010 | (c) | (c) | | | | (c) | (c) | (c) | | | (c) | | |
| 2009 | (c) | (c) | | | | (c) | (c) | (c) | | | (c) | | |
| **ING Clarion Real Estate Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2013 | 145 | $12.34 | to | $13.34 | $ | 1,928 | 1.65% | 0.95% | to | 1.95% | 0.24% | to | 1.29% |
| 2012 | 175 | $12.31 | to | $13.17 | $ | 2,303 | 1.30% | 0.95% | to | 1.95% | 13.56% | to | 14.72% |
| 2011 | 188 | $10.84 | to | $11.48 | $ | 2,157 | 2.40% | 0.95% | to | 1.95% | 7.65% | to | 8.71% |
| 2010 | 182 | $10.07 | to | $10.56 | $ | 1,924 | 3.64% | 0.95% | to | 1.95% | 25.88% | to | 27.08% |
| 2009 | 158 | $8.00 | to | $8.31 | $ | 1,315 | 3.43% | 0.95% | to | 1.95% | 34.90% | | |
| **ING Clarion Real Estate Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 3,817 | $11.47 | to | $14.09 | $ | 50,213 | 1.43% | 0.00% | to | 1.50% | 0.48% | to | 2.13% |
| 2012 | 4,181 | $11.34 | to | $13.80 | $ | 54,384 | 1.03% | 0.00% | to | 1.55% | 13.69% | to | 15.52% |
| 2011 | 4,216 | $9.91 | to | $11.95 | $ | 48,009 | 1.33% | 0.00% | to | 1.55% | 7.87% | to | 9.53% |
| 2010 | 3,935 | $9.13 | to | $10.91 | $ | 41,259 | 3.37% | 0.00% | to | 1.50% | 26.02% | to | 28.05% |
| 2009 | 3,220 | $7.19 | to | $8.52 | $ | 26,610 | 3.48% | 0.00% | to | 1.55% | 33.83% | to | 35.89% |
| **ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2013 | 2,570 | $14.19 | to | $14.28 | $ | 36,469 | 0.74% | 0.00% | to | 0.45% | 35.79% | to | 36.39% |
| 2012 | 2,655 | $10.45 | to | $10.47 | $ | 27,744 | (d) | 0.00% | to | 0.45% | (d) | | |
| 2011 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| 2010 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| 2009 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| **ING FMR[SM] Diversified Mid Cap Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 2,805 | $14.08 | to | $23.06 | $ | 59,652 | 0.47% | 0.00% | to | 1.60% | 33.87% | to | 36.01% |
| 2012 | 3,077 | $10.44 | to | $16.96 | $ | 48,491 | 0.53% | 0.00% | to | 1.60% | 12.81% | to | 14.67% |
| 2011 | 4,580 | $9.19 | to | $14.79 | $ | 64,098 | 0.20% | 0.00% | to | 1.60% | -12.28% | to | -10.93% |
| 2010 | 4,086 | $10.41 | to | $16.61 | $ | 64,558 | 0.15% | 0.00% | to | 1.80% | 26.45% | to | 28.45% |
| 2009 | 3,350 | $8.18 | to | $12.94 | $ | 41,611 | 0.53% | 0.00% | to | 1.50% | 37.05% | to | 39.14% |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2013 | 3 | $13.16 | | $ | 38 | - | 0.35% | | | 35.39% | | |
| 2012 | 1 | $9.72 | | $ | 8 | - | 0.35% | | | 14.08% | | |
| 2011 | 1 | $8.52 | | $ | 12 | (c) | 0.35% | | | (c) | | |
| 2010 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2009 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| ING Global Resources Portfolio - Adviser Class | | | | | | | | | | | | |
| 2013 | - | $9.54 | | $ | 1 | - | 0.35% | | | 12.77% | | |
| 2012 | - | $8.46 | | $ | 2 | - | 0.35% | | | -3.42% | | |
| 2011 | - | $8.76 | | $ | 2 | (c) | 0.35% | | | (c) | | |
| 2010 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2009 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| ING Global Resources Portfolio - Institutional Class | | | | | | | | | | | | |
| 2013 | 2 | $13.82 | | $ | 28 | - | 0.20% | | | 13.65% | | |
| 2012 | 2 | $12.16 | | $ | 26 | - | 0.20% | | | -2.80% | | |
| 2011 | 2 | $12.51 | | $ | 30 | - | 0.20% | | | -9.08% | | |
| 2010 | 2 | $13.76 | | $ | 33 | - | 0.20% | | | 21.66% | | |
| 2009 | 2 | $11.31 | | $ | 27 | - | 0.20% | | | 37.59% | | |
| ING Global Resources Portfolio - Service Class | | | | | | | | | | | | |
| 2013 | 7,743 | $9.64 | to | $14.93 | $ 97,667 | 0.94% | 0.00% | to | 1.50% | 11.89% | to | 13.63% |
| 2012 | 9,081 | $8.56 | to | $13.18 | $ 101,734 | 0.79% | 0.00% | to | 1.50% | -4.24% | to | -2.84% |
| 2011 | 10,492 | $8.89 | to | $13.59 | $ 122,291 | 0.60% | 0.00% | to | 1.50% | -10.51% | to | -9.13% |
| 2010 | 10,301 | $9.88 | to | $15.01 | $ 133,413 | 0.85% | 0.00% | to | 1.50% | 19.77% | to | 21.64% |
| 2009 | 10,029 | $8.19 | to | $12.38 | $ 107,768 | 0.30% | 0.00% | to | 1.50% | 35.47% | to | 37.64% |
| ING Invesco Growth and Income Portfolio - Institutional Class | | | | | | | | | | | | |
| 2013 | 886 | $13.84 | to | $13.93 | $ 12,257 | 1.54% | 0.00% | to | 0.45% | 33.59% | to | 34.20% |
| 2012 | 634 | $10.36 | to | $10.38 | $ 6,568 | (d) | 0.00% | to | 0.45% | (d) | | |
| 2011 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2010 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2009 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Invesco Growth and Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 1,496 | $13.18 | to | $18.79 | $ | 25,945 | 1.37% | 0.00% | to | 1.50% | 31.89% | to | 33.98% |
| 2012 | 1,367 | $9.94 | to | $14.04 | $ | 17,841 | 2.25% | 0.00% | to | 1.50% | 12.91% | to | 14.61% |
| 2011 | 1,721 | $8.75 | to | $12.25 | $ | 19,901 | 1.21% | 0.00% | to | 1.50% | -3.65% | to | -2.16% |
| 2010 | 1,829 | $9.03 | to | $12.52 | $ | 21,766 | 0.24% | 0.00% | to | 1.50% | 10.79% | to | 12.49% |
| 2009 | 1,715 | $8.09 | to | $11.13 | $ | 18,265 | 1.34% | 0.00% | to | 1.50% | 22.12% | to | 23.98% |
| **ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 15 | | $17.85 | | $ | 265 | 0.70% | | 0.35% | | | -6.40% | |
| 2012 | 16 | | $19.07 | | $ | 307 | - | | 0.35% | | | 18.30% | |
| 2011 | 18 | | $16.12 | | $ | 286 | 0.87% | | 0.35% | | | -18.83% | |
| 2010 | 20 | | $19.86 | | $ | 405 | 0.48% | | 0.35% | | | 19.49% | |
| 2009 | 25 | | $16.62 | | $ | 421 | 1.01% | | 0.35% | | | 70.29% | |
| **ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2013 | 1,302 | $18.57 | to | $18.67 | $ | 24,242 | 1.13% | 0.95% | to | 1.20% | -6.54% | to | -6.37% |
| 2012 | 1,631 | $19.87 | to | $19.94 | $ | 32,471 | - | 0.95% | to | 1.10% | 17.99% | to | 18.20% |
| 2011 | 1,715 | $16.84 | to | $16.87 | $ | 28,902 | 1.10% | 0.95% | to | 1.00% | -18.84% | to | -18.82% |
| 2010 | 1,953 | $20.75 | to | $20.78 | $ | 40,548 | 0.67% | 0.95% | to | 1.00% | 19.39% | to | 19.49% |
| 2009 | 2,123 | $17.38 | to | $17.39 | $ | 36,901 | 1.51% | 0.95% | to | 1.00% | 70.32% | to | 70.39% |
| **ING JPMorgan Emerging Markets Equity Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 973 | $8.88 | to | $23.46 | $ | 20,444 | 0.87% | 0.00% | to | 1.50% | -7.12% | to | -5.78% |
| 2012 | 1,166 | $9.51 | to | $24.70 | $ | 26,309 | - | 0.00% | to | 1.50% | 17.35% | to | 19.08% |
| 2011 | 1,268 | $8.05 | to | $20.76 | $ | 23,894 | 0.83% | 0.00% | to | 1.50% | -19.51% | to | -18.26% |
| 2010 | 1,441 | $9.94 | to | $25.42 | $ | 33,720 | 0.48% | 0.00% | to | 1.55% | 18.45% | to | 20.31% |
| 2009 | 1,541 | $8.33 | to | $21.25 | $ | 30,187 | 1.31% | 0.00% | to | 1.55% | 68.93% | to | 71.51% |
| **ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 1 | | $14.78 | | $ | 22 | - | | 0.35% | | | 38.13% | |
| 2012 | 1 | | $10.70 | | $ | 16 | - | | 0.35% | | | 17.84% | |
| 2011 | 1 | | $9.08 | | $ | 9 | (c) | | 0.35% | | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2013 | 1,325 | $14.69 | to | $14.78 | $ | 19,469 | 0.95% | 0.00% | to | 0.45% | 38.72% | to | 39.43% |
| 2012 | 851 | $10.59 | to | $10.60 | $ | 9,013 | (d) | 0.00% | to | 0.45% | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| **ING JPMorgan Small Cap Core Equity Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 816 | $16.48 | to | $24.02 | $ | 17,992 | 0.83% | 0.00% | to | 1.65% | 36.86% | to | 39.00% |
| 2012 | 524 | $11.97 | to | $17.29 | $ | 8,402 | 0.25% | 0.00% | to | 1.50% | 16.92% | to | 18.67% |
| 2011 | 631 | $10.18 | to | $14.57 | $ | 8,714 | 0.37% | 0.00% | to | 1.50% | -2.80% | to | -1.29% |
| 2010 | 466 | $10.41 | to | $14.76 | $ | 6,554 | 0.28% | 0.00% | to | 1.50% | 24.86% | to | 26.70% |
| 2009 | 324 | $8.29 | to | $11.65 | $ | 3,617 | 0.45% | 0.00% | to | 1.50% | 25.40% | to | 27.40% |
| **ING Large Cap Growth Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 12 | | $15.71 | | $ | 187 | 0.58% | | 0.35% | | | 29.83% | |
| 2012 | 13 | | $12.10 | | $ | 155 | 0.75% | | 0.35% | | | 17.13% | |
| 2011 | 11 | | $10.33 | | $ | 113 | (c) | | 0.35% | | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **ING Large Cap Growth Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2013 | 16,193 | $15.41 | to | $21.32 | $ | 254,592 | 0.54% | 0.00% | to | 1.50% | 29.01% | to | 31.09% |
| 2012 | 15,966 | $11.94 | to | $16.43 | $ | 193,340 | 0.58% | 0.00% | to | 1.50% | 16.26% | to | 18.10% |
| 2011 | 12,873 | $10.27 | to | $14.05 | $ | 133,022 | (c) | 0.00% | to | 1.50% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **ING Large Cap Growth Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 110 | $15.63 | to | $24.06 | $ | 1,972 | 0.52% | 0.00% | to | 1.40% | 28.82% | to | 30.64% |
| 2012 | 25 | $12.06 | to | $13.93 | $ | 338 | 0.33% | 0.00% | to | 1.40% | 16.14% | to | 17.87% |
| 2011 | 25 | $10.32 | to | $15.22 | $ | 266 | 0.11% | 0.00% | to | 1.40% | | 1.74% | |
| 2010 | 217 | $14.96 | to | $15.29 | $ | 3,252 | 0.33% | 0.00% | to | 0.50% | 13.68% | to | 14.19% |
| 2009 | 29 | $13.16 | to | $13.39 | $ | 378 | 0.48% | 0.00% | to | 0.50% | 41.81% | to | 42.45% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Large Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 3 | $10.58 | | | $ | 29 | (e) | 0.35% | | | (e) | | |
| 2012 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2011 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2009 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| **ING Large Cap Value Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2013 | 27,029 | $11.74 | to | $14.08 | $ | 342,341 | 2.16% | 0.00% | to | 1.95% | 28.31% | to | 30.92% |
| 2012 | 22,249 | $9.15 | to | $10.76 | $ | 217,365 | 2.56% | 0.00% | to | 1.95% | 12.41% | to | 14.71% |
| 2011 | 24,706 | $8.14 | to | $9.38 | $ | 212,312 | 1.28% | 0.00% | to | 1.95% | 1.50% | to | 3.53% |
| 2010 | 16,432 | $8.02 | to | $9.06 | $ | 137,628 | 2.49% | 0.00% | to | 1.95% | 17.08% | to | 19.37% |
| 2009 | 17,629 | $6.85 | to | $7.59 | $ | 124,824 | - | 0.00% | to | 1.95% | 10.45% | to | 12.77% |
| **ING Large Cap Value Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 100 | $11.22 | to | $13.29 | $ | 1,259 | 1.73% | 0.10% | to | 1.55% | 28.68% | to | 30.07% |
| 2012 | 72 | $9.24 | to | $9.91 | $ | 708 | 2.35% | 0.50% | to | 1.55% | 12.55% | to | 13.78% |
| 2011 | 95 | $8.21 | to | $8.71 | $ | 821 | 1.94% | 0.50% | to | 1.55% | | 2.18% | |
| 2010 | - | $8.26 | | | $ | 3 | - | 1.05% | | | | 18.00% | |
| 2009 | - | $7.00 | | | $ | 3 | - | 1.05% | | | | - | |
| **ING Limited Maturity Bond Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 2 | $10.06 | | | $ | 18 | - | 0.35% | | | | - | |
| 2012 | 2 | $10.06 | | | $ | 17 | (d) | 0.35% | | | | (d) | |
| 2011 | (d) | (d) | | | | (d) | (d) | (d) | | | | (d) | |
| 2010 | (d) | (d) | | | | (d) | (d) | (d) | | | | (d) | |
| 2009 | (d) | (d) | | | | (d) | (d) | (d) | | | | (d) | |
| **ING Marsico Growth Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2013 | 889 | $14.28 | to | $15.56 | $ | 13,006 | 1.07% | 0.00% | to | 1.50% | 33.83% | to | 35.90% |
| 2012 | 893 | $10.64 | to | $11.45 | $ | 9,713 | 0.71% | 0.00% | to | 1.50% | 8.02% | to | 12.92% |
| 2011 | 904 | $9.58 | to | $10.14 | $ | 8,799 | 0.51% | 0.00% | to | 1.50% | -2.84% | to | -1.46% |
| 2010 | 921 | $9.82 | to | $10.29 | $ | 9,178 | 0.69% | 0.00% | to | 1.50% | 18.35% | to | 20.07% |
| 2009 | 881 | $8.25 | to | $8.57 | $ | 7,384 | 1.17% | 0.00% | to | 1.50% | 27.33% | to | 31.01% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Marsico Growth Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 6 | $15.01 | to | $18.07 | $ | 99 | 1.02% | 0.35% | to | 1.35% | 33.73% | to | 34.98% |
| 2012 | 8 | $11.12 | to | $13.41 | $ | 97 | 0.30% | 0.35% | to | 1.45% | 10.94% | to | 12.21% |
| 2011 | 48 | $9.91 | to | $12.28 | $ | 570 | 0.18% | 0.25% | to | 1.45% | -2.98% | to | -1.84% |
| 2010 | 43 | $10.12 | to | $12.51 | $ | 522 | 0.47% | 0.25% | to | 1.35% | 18.32% | to | 19.48% |
| 2009 | 33 | $8.47 | to | $10.35 | $ | 337 | 0.62% | 0.35% | to | 1.50% | 27.96% | to | 28.53% |
| **ING MFS Total Return Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 69 | | $15.08 | | $ | 1,034 | 2.21% | | 0.35% | | | 17.90% | |
| 2012 | 89 | | $12.79 | | $ | 1,139 | 2.21% | | 0.35% | | | 10.35% | |
| 2011 | 97 | | $11.59 | | $ | 1,120 | 2.56% | | 0.35% | | | 0.87% | |
| 2010 | 93 | | $11.49 | | $ | 1,070 | 0.41% | | 0.35% | | | 9.12% | |
| 2009 | 85 | | $10.53 | | $ | 896 | 2.58% | | 0.35% | | | 17.13% | |
| **ING MFS Total Return Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2013 | 4,397 | $14.30 | to | $14.38 | $ | 63,035 | 2.36% | 0.95% | to | 1.20% | 17.60% | to | 17.87% |
| 2012 | 4,607 | $12.16 | to | $12.20 | $ | 56,102 | 2.74% | 0.95% | to | 1.10% | 10.24% | to | 10.41% |
| 2011 | 5,037 | $11.03 | to | $11.05 | $ | 55,604 | 2.69% | 0.95% | to | 1.00% | 0.82% | to | 0.91% |
| 2010 | 5,492 | $10.94 | to | $10.95 | $ | 60,109 | 0.45% | 0.95% | to | 1.00% | 9.06% | to | 9.07% |
| 2009 | 5,815 | $10.03 | to | $10.04 | $ | 58,354 | 2.74% | 0.95% | to | 1.00% | 17.02% | to | 17.04% |
| **ING MFS Total Return Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 1,531 | $12.65 | to | $21.09 | $ | 28,789 | 2.18% | 0.00% | to | 1.65% | 16.76% | to | 18.64% |
| 2012 | 1,604 | $10.76 | to | $17.81 | $ | 25,679 | 2.46% | 0.00% | to | 1.65% | 9.38% | to | 11.27% |
| 2011 | 1,712 | $9.76 | to | $16.06 | $ | 24,886 | 2.43% | 0.00% | to | 1.65% | 0.07% | to | 1.52% |
| 2010 | 1,795 | $9.70 | to | $15.85 | $ | 25,934 | 0.45% | 0.00% | to | 1.50% | 8.18% | to | 9.90% |
| 2009 | 1,926 | $8.90 | to | $14.70 | $ | 25,683 | 2.51% | 0.00% | to | 1.55% | 16.03% | to | 17.88% |
| **ING MFS Utilities Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 2,187 | $13.19 | to | $26.11 | $ | 52,403 | 2.09% | 0.00% | to | 1.50% | 18.38% | to | 20.21% |
| 2012 | 2,264 | $11.07 | to | $21.73 | $ | 45,560 | 3.18% | 0.00% | to | 1.50% | 11.64% | to | 13.30% |
| 2011 | 2,369 | $9.86 | to | $19.18 | $ | 42,549 | 3.65% | 0.00% | to | 1.50% | 4.77% | to | 6.40% |
| 2010 | 2,219 | $9.35 | to | $18.03 | $ | 37,746 | 2.63% | 0.00% | to | 1.50% | 12.01% | to | 13.72% |
| 2009 | 2,258 | $8.29 | to | $15.86 | $ | 34,116 | 5.53% | 0.00% | to | 1.50% | 30.80% | to | 32.83% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Morgan Stanley Global Franchise Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 3 | | $13.32 | | $ | 37 | 2.94% | | 0.35% | | | 18.61% | | |
| 2012 | 3 | | $11.23 | | $ | 31 | 4.35% | | 0.35% | | | 14.94% | | |
| 2011 | 1 | | $9.77 | | $ | 15 | (c) | | 0.35% | | | (c) | | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | | |
| ING Multi-Manager Large Cap Core Portfolio - Institutional Class | | | | | | | | | | | | | |
| 2013 | 1,721 | $12.19 | to | $15.44 | $ | 24,438 | 0.97% | 0.00% | to | 1.95% | 28.10% | to | 30.74% |
| 2012 | 1,794 | $9.41 | to | $11.93 | $ | 19,631 | 1.55% | 0.00% | to | 1.95% | 8.29% | to | 10.53% |
| 2011 | 1,981 | $8.60 | to | $10.90 | $ | 19,761 | 1.67% | 0.00% | to | 1.95% | -6.14% | to | -4.24% |
| 2010 | 1,963 | $9.06 | to | $11.50 | $ | 20,602 | 1.34% | 0.00% | to | 1.95% | 13.87% | to | 16.17% |
| 2009 | 1,654 | $7.87 | to | $10.00 | $ | 15,047 | 1.46% | 0.00% | to | 1.95% | 22.54% | to | 24.41% |
| ING Multi-Manager Large Cap Core Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 25 | $13.14 | to | $13.92 | $ | 338 | 0.65% | 0.75% | to | 1.50% | 28.32% | to | 29.19% |
| 2012 | 26 | $10.24 | to | $10.73 | $ | 273 | 1.47% | 0.80% | to | 1.50% | 8.70% | to | 9.49% |
| 2011 | 28 | $9.42 | to | $9.80 | $ | 271 | 1.08% | 0.80% | to | 1.50% | -5.85% | to | -5.31% |
| 2010 | 46 | $10.00 | to | $10.52 | $ | 473 | 1.21% | 0.45% | to | 1.55% | 14.27% | to | 15.22% |
| 2009 | 39 | $8.83 | to | $9.13 | $ | 353 | 1.73% | 0.45% | to | 1.35% | 22.44% | to | 23.00% |
| ING PIMCO High Yield Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 4 | | $11.77 | | $ | 46 | 6.19% | | 0.35% | | | 4.81% | | |
| 2012 | 5 | | $11.23 | | $ | 51 | 5.00% | | 0.35% | | | 13.32% | | |
| 2011 | 3 | | $9.91 | | $ | 29 | (c) | | 0.35% | | | (c) | | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | | |
| ING PIMCO High Yield Portfolio - Institutional Class | | | | | | | | | | | | | |
| 2013 | 2,397 | $11.00 | to | $17.24 | $ | 31,115 | 6.14% | 0.00% | to | 1.20% | 4.64% | to | 5.83% |
| 2012 | 2,180 | $10.44 | to | $16.43 | $ | 28,658 | 5.51% | 0.00% | to | 1.10% | 13.20% | to | 13.31% |
| 2011 | 697 | $14.47 | to | $14.50 | $ | 10,100 | 7.87% | 0.95% | to | 1.00% | 3.65% | to | 3.72% |
| 2010 | 491 | $13.96 | to | $13.98 | $ | 6,858 | 7.29% | 0.95% | to | 1.00% | 13.40% | to | 13.47% |
| 2009 | 278 | $12.31 | to | $12.32 | $ | 3,426 | 7.29% | 0.95% | to | 1.00% | 48.26% | to | 48.31% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIMCO High Yield Portfolio - Service Class** | | | | | | | | | | | | |
| 2013 | 1,517 | $15.78 | to | $19.70 | $ 27,339 | 5.94% | 0.00% | to | 1.50% | 4.07% | to | 5.63% |
| 2012 | 1,792 | $15.08 | to | $18.65 | $ 30,849 | 6.94% | 0.00% | to | 1.50% | 12.30% | to | 14.08% |
| 2011 | 1,538 | $13.34 | to | $16.36 | $ 23,607 | 7.03% | 0.00% | to | 1.50% | 2.85% | to | 4.47% |
| 2010 | 1,397 | $12.89 | to | $15.66 | $ 20,723 | 7.21% | 0.00% | to | 1.50% | 12.60% | to | 14.27% |
| 2009 | 969 | $11.37 | to | $13.71 | $ 12,663 | 8.04% | 0.00% | to | 1.50% | 47.07% | to | 49.41% |
| **ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2013 | 26 | $13.31 | | | $ 346 | 1.11% | 0.35% | | | 21.33% | | |
| 2012 | 18 | $10.97 | | | $ 195 | 1.76% | 0.35% | | | 13.68% | | |
| 2011 | 15 | $9.65 | | | $ 146 | (c) | 0.35% | | | (c) | | |
| 2010 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2009 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2013 | 12,616 | $12.66 | to | $12.74 | $ 159,719 | 1.46% | 0.00% | to | 0.45% | 21.97% | to | 22.50% |
| 2012 | 10,830 | $10.38 | to | $10.40 | $ 112,414 | (d) | 0.00% | to | 0.45% | (d) | | |
| 2011 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2010 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2009 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| **ING T. Rowe Price Capital Appreciation Portfolio - Service Class** | | | | | | | | | | | | |
| 2013 | 25,445 | $14.93 | to | $20.92 | $ 489,494 | 1.16% | 0.00% | to | 1.55% | 20.31% | to | 22.22% |
| 2012 | 23,795 | $12.33 | to | $17.12 | $ 377,748 | 1.56% | 0.00% | to | 1.55% | 12.76% | to | 14.52% |
| 2011 | 28,088 | $10.86 | to | $14.95 | $ 396,097 | 1.97% | 0.00% | to | 1.55% | 1.28% | to | 2.89% |
| 2010 | 25,529 | $10.65 | to | $14.53 | $ 352,842 | 1.74% | 0.00% | to | 1.55% | 12.32% | to | 13.97% |
| 2009 | 21,112 | $9.42 | to | $12.75 | $ 257,927 | 2.05% | 0.00% | to | 1.55% | 31.08% | to | 33.33% |
| **ING T. Rowe Price Equity Income Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2013 | 109 | $16.52 | | | $ 1,793 | 1.34% | 0.35% | | | 28.86% | | |
| 2012 | 128 | $12.82 | | | $ 1,638 | 1.75% | 0.35% | | | 16.23% | | |
| 2011 | 131 | $11.03 | | | $ 1,447 | 1.86% | 0.35% | | | -1.52% | | |
| 2010 | 121 | $11.20 | | | $ 1,354 | 1.31% | 0.35% | | | 14.17% | | |
| 2009 | 142 | $9.81 | | | $ 1,389 | 1.56% | 0.35% | | | 24.18% | | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING T. Rowe Price Equity Income Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 5,436 | $12.93 | to | $26.63 | $ | 122,461 | 1.61% | 0.00% | to | 1.65% | 27.59% | to | 30.09% |
| 2012 | 5,641 | $10.06 | to | $20.53 | $ | 104,568 | 1.97% | 0.00% | to | 1.65% | 15.46% | to | 17.25% |
| 2011 | 6,232 | $8.66 | to | $17.51 | $ | 100,170 | 1.97% | 0.00% | to | 1.50% | -2.41% | to | -0.89% |
| 2010 | 6,508 | $8.82 | to | $17.67 | $ | 106,214 | 1.54% | 0.00% | to | 1.65% | 13.06% | to | 15.00% |
| 2009 | 7,785 | $7.73 | to | $15.37 | $ | 110,806 | 1.81% | 0.00% | to | 1.65% | 22.83% | to | 24.96% |
| ING T. Rowe Price International Stock Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 12 | | $10.22 | | $ | 120 | 0.90% | | 0.35% | | | 13.56% | |
| 2012 | 11 | | $9.00 | | $ | 102 | - | | 0.35% | | | 17.96% | |
| 2011 | 11 | | $7.63 | | $ | 83 | 3.66% | | 0.35% | | | -13.00% | |
| 2010 | 9 | | $8.77 | | $ | 81 | 0.78% | | 0.35% | | | 13.02% | |
| 2009 | 23 | | $7.76 | | $ | 175 | - | | 0.35% | | | 36.62% | |
| ING T. Rowe Price International Stock Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 487 | $8.81 | to | $17.64 | $ | 7,898 | 1.06% | 0.00% | to | 1.50% | 12.58% | to | 14.39% |
| 2012 | 527 | $7.78 | to | $15.43 | $ | 7,554 | 0.28% | 0.00% | to | 1.50% | 17.02% | to | 18.78% |
| 2011 | 564 | $6.61 | to | $12.99 | $ | 6,872 | 3.63% | 0.00% | to | 1.50% | -13.67% | to | -12.35% |
| 2010 | 579 | $7.60 | to | $14.82 | $ | 8,102 | 1.37% | 0.00% | to | 1.50% | 12.11% | to | 13.82% |
| 2009 | 690 | $6.74 | to | $13.02 | $ | 8,576 | 1.20% | 0.00% | to | 1.50% | 35.49% | to | 37.63% |
| ING Templeton Global Growth Portfolio - Institutional Class | | | | | | | | | | | | | |
| 2013 | 39 | $20.02 | to | $21.46 | $ | 813 | 1.57% | 0.55% | to | 1.45% | 29.08% | to | 30.21% |
| 2012 | 52 | $15.51 | to | $16.42 | $ | 841 | 1.94% | 0.60% | to | 1.45% | 20.23% | to | 21.27% |
| 2011 | 53 | $12.90 | to | $13.54 | $ | 709 | 1.80% | 0.60% | to | 1.45% | -6.86% | to | -6.04% |
| 2010 | 52 | $13.78 | to | $14.41 | $ | 735 | 1.63% | 0.60% | to | 1.55% | 6.33% | to | 7.38% |
| 2009 | 56 | $12.86 | to | $13.42 | $ | 738 | 3.04% | 0.60% | to | 1.75% | 30.43% | to | 31.96% |
| ING Templeton Global Growth Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 511 | $12.10 | to | $14.47 | $ | 6,959 | 1.65% | 0.00% | to | 1.50% | 28.73% | to | 30.65% |
| 2012 | 458 | $9.34 | to | $11.11 | $ | 4,823 | 1.78% | 0.00% | to | 1.50% | 19.93% | to | 21.73% |
| 2011 | 438 | $7.74 | to | $9.14 | $ | 3,825 | 1.81% | 0.00% | to | 1.50% | -7.10% | to | -5.69% |
| 2010 | 395 | $8.29 | to | $9.72 | $ | 3,693 | 1.47% | 0.00% | to | 1.50% | 6.15% | to | 7.79% |
| 2009 | 402 | $7.75 | to | $9.11 | $ | 3,525 | 2.24% | 0.00% | to | 1.50% | 30.21% | to | 32.26% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING U.S. Stock Index Portfolio - Institutional Class | | | | | | | | | | | | | |
| 2013 | 802 | $13.72 | to | $19.93 | $ | 14,396 | 2.25% | 0.00% | to | 1.40% | 30.43% | to | 32.34% |
| 2012 | 534 | $10.44 | to | $15.09 | $ | 7,900 | 1.98% | 0.00% | to | 1.25% | 14.36% | to | 15.81% |
| 2011 | 532 | $11.84 | to | $13.03 | $ | 6,870 | 2.11% | 0.00% | to | 1.25% | 0.50% | to | 1.80% |
| 2010 | 473 | $11.98 | to | $12.80 | $ | 6,021 | 1.76% | 0.00% | to | 1.25% | 13.34% | to | 14.72% |
| 2009 | 356 | $10.54 | to | $11.16 | $ | 3,952 | 0.73% | 0.00% | to | 1.25% | 24.65% | to | 26.30% |
| ING Money Market Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 18,772 | $9.87 | to | $56.80 | $ | 281,491 | - | 0.00% | to | 1.85% | | -1.79% | |
| 2012 | 19,232 | $10.05 | to | $57.08 | $ | 295,287 | 0.03% | 0.00% | to | 1.85% | -1.53% | to | 0.07% |
| 2011 | 21,788 | $10.14 | to | $57.32 | $ | 341,904 | 0.00% | 0.00% | to | 1.60% | -1.51% | to | 0.06% |
| 2010 | 21,616 | $10.23 | to | $57.51 | $ | 342,560 | 0.02% | 0.00% | to | 1.85% | -1.61% | to | 0.29% |
| 2009 | 24,663 | $10.28 | to | $57.57 | $ | 403,501 | 0.30% | 0.00% | to | 2.05% | -1.69% | to | 0.35% |
| ING Global Real Estate Fund - Class A | | | | | | | | | | | | | |
| 2013 | 7 | $18.51 | to | $19.30 | $ | 135 | 2.64% | 0.50% | to | 1.40% | 2.21% | to | 3.10% |
| 2012 | 5 | $18.11 | to | $18.72 | $ | 92 | 5.16% | 0.50% | to | 1.40% | 24.30% | to | 24.63% |
| 2011 | 4 | $14.90 | to | $15.02 | $ | 63 | 3.60% | 0.50% | to | 0.80% | | -6.35% | |
| 2010 | 3 | $15.91 | to | $15.95 | $ | 48 | 2.78% | 0.65% | to | 0.80% | | 13.89% | |
| 2009 | 2 | $13.97 | to | $14.00 | $ | 24 | (a) | 0.50% | to | 0.80% | | (a) | |
| ING International Small Cap Fund - Class A | | | | | | | | | | | | | |
| 2013 | 23 | $20.33 | to | $22.67 | $ | 500 | 1.53% | 0.00% | to | 1.10% | 27.14% | to | 28.51% |
| 2012 | 25 | $15.64 | to | $17.64 | $ | 418 | 0.90% | 0.00% | to | 1.35% | 18.57% | to | 20.16% |
| 2011 | 79 | $13.14 | to | $14.68 | $ | 1,134 | 1.38% | 0.00% | to | 1.40% | -18.79% | to | -17.62% |
| 2010 | 101 | $15.79 | to | $17.82 | $ | 1,766 | 0.41% | 0.00% | to | 1.75% | 22.40% | to | 24.53% |
| 2009 | 117 | $12.90 | to | $14.31 | $ | 1,642 | 1.31% | 0.00% | to | 1.75% | 42.98% | to | 45.43% |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 7 | | $19.68 | | $ | 140 | 0.77% | | 0.35% | | | 30.68% | |
| 2012 | 8 | | $15.06 | | $ | 119 | 0.87% | | 0.35% | | | 15.67% | |
| 2011 | 8 | | $13.02 | | $ | 110 | 1.08% | | 0.35% | | | -3.77% | |
| 2010 | 6 | | $13.53 | | $ | 76 | 1.56% | | 0.35% | | | 21.35% | |
| 2009 | 5 | | $11.15 | | $ | 52 | - | | 0.35% | | | 34.66% | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING American Century Small-Mid Cap Value Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 1,158 | $13.22 | to | $17.25 | $ | 19,547 | 1.41% | 0.00% | to | 1.40% | 29.96% | to | 31.78% |
| 2012 | 774 | $12.65 | to | $13.09 | $ | 10,028 | 0.02% | 0.00% | to | 1.40% | 14.90% | to | 15.43% |
| 2011 | - | $11.01 | to | $11.08 | $ | 5 | (c) | 0.95% | to | 1.40% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **ING American Century Small-Mid Cap Value Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 2,324 | $16.43 | to | $29.16 | $ | 57,450 | 1.13% | 0.00% | to | 1.50% | 29.40% | to | 31.40% |
| 2012 | 2,169 | $13.08 | to | $22.20 | $ | 43,640 | 1.22% | 0.00% | to | 1.50% | 14.61% | to | 16.40% |
| 2011 | 2,497 | $10.97 | to | $19.08 | $ | 44,006 | 1.09% | 0.00% | to | 1.50% | -4.57% | to | -3.13% |
| 2010 | 2,506 | $11.41 | to | $19.70 | $ | 45,970 | 1.09% | 0.00% | to | 1.50% | 20.15% | to | 22.06% |
| 2009 | 2,396 | $9.42 | to | $16.14 | $ | 35,995 | 1.64% | 0.00% | to | 1.50% | 33.70% | to | 35.74% |
| **ING Baron Growth Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 28 | | $20.43 | | $ | 571 | 0.60% | | 0.35% | | | 38.04% | |
| 2012 | 96 | | $14.80 | | $ | 1,419 | - | | 0.35% | | | 18.97% | |
| 2011 | 99 | | $12.44 | | $ | 1,233 | - | | 0.35% | | | 1.55% | |
| 2010 | 102 | | $12.25 | | $ | 1,247 | - | | 0.35% | | | 25.77% | |
| 2009 | 97 | | $9.74 | | $ | 947 | - | | 0.35% | | | 34.34% | |
| **ING Baron Growth Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 6,705 | $10.75 | to | $33.72 | $ | 186,035 | 1.30% | 0.00% | to | 1.55% | 36.74% | to | 38.89% |
| 2012 | 6,184 | $11.46 | to | $24.57 | $ | 129,571 | - | 0.00% | to | 1.55% | 17.77% | to | 19.72% |
| 2011 | 6,828 | $9.66 | to | $20.75 | $ | 121,607 | - | 0.00% | to | 1.55% | 0.69% | to | 2.27% |
| 2010 | 6,913 | $9.54 | to | $20.51 | $ | 122,371 | - | 0.00% | to | 1.75% | 24.28% | to | 26.62% |
| 2009 | 7,089 | $7.60 | to | $16.37 | $ | 100,316 | - | 0.00% | to | 1.75% | 33.14% | to | 35.21% |
| **ING Columbia Contrarian Core Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 598 | $12.10 | to | $29.32 | $ | 14,676 | 1.41% | 0.00% | to | 1.50% | 32.75% | to | 34.79% |
| 2012 | 653 | $9.06 | to | $21.76 | $ | 12,097 | 0.30% | 0.00% | to | 1.50% | 10.57% | to | 12.31% |
| 2011 | 730 | $8.15 | to | $19.38 | $ | 11,915 | 0.99% | 0.00% | to | 1.50% | -6.09% | to | -4.66% |
| 2010 | 843 | $8.62 | to | $20.33 | $ | 14,440 | 0.40% | 0.00% | to | 1.50% | 10.40% | to | 12.01% |
| 2009 | 840 | $7.76 | to | $18.15 | $ | 12,781 | 0.66% | 0.00% | to | 1.50% | 29.62% | to | 31.62% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Columbia Small Cap Value II Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 18 | $14.68 | | | $ | 270 | 0.73% | 0.35% | | | 39.15% | | |
| 2012 | 26 | $10.55 | | | $ | 279 | 0.39% | 0.35% | | | 13.56% | | |
| 2011 | 25 | $9.29 | | | $ | 234 | 0.77% | 0.35% | | | -3.23% | | |
| 2010 | 3 | $9.60 | | | $ | 26 | - | 0.35% | | | 24.51% | | |
| 2009 | 3 | $7.71 | | | $ | 21 | (a) | 0.35% | | | (a) | | |
| **ING Columbia Small Cap Value II Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 337 | $14.58 | to | $16.45 | $ | 5,258 | 0.84% | 0.00% | to | 1.50% | 37.89% | to | 40.00% |
| 2012 | 293 | $10.51 | to | $11.78 | $ | 3,292 | 0.25% | 0.00% | to | 1.50% | 12.47% | to | 14.14% |
| 2011 | 312 | $9.31 | to | $10.34 | $ | 3,093 | 0.51% | 0.00% | to | 1.50% | -4.18% | to | -2.65% |
| 2010 | 231 | $9.81 | to | $10.66 | $ | 2,367 | 1.31% | 0.00% | to | 1.50% | 23.49% | to | 24.97% |
| 2009 | 174 | $8.13 | to | $8.59 | $ | 1,441 | 1.17% | 0.00% | to | 1.50% | 22.81% | to | 24.67% |
| **ING Fidelity® VIP Mid Cap Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 333 | $14.00 | to | $18.29 | $ | 4,661 | 0.04% | 0.00% | to | 0.45% | 34.74% | to | 35.38% |
| 2012 | 437 | $10.39 | to | $13.51 | $ | 4,543 | - | 0.00% | to | 0.45% | 14.30% | | |
| 2011 | 692 | $11.51 | to | $11.82 | $ | 7,970 | 0.17% | 0.00% | to | 0.50% | -11.53% | to | -11.13% |
| 2010 | 1,084 | $13.01 | to | $13.30 | $ | 14,099 | 0.52% | 0.00% | to | 0.50% | 27.55% | to | 28.13% |
| 2009 | 966 | $10.20 | to | $10.38 | $ | 9,850 | 4.74% | 0.00% | to | 0.50% | 38.59% | to | 39.33% |
| **ING Global Bond Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 23 | $14.27 | | | $ | 323 | 1.69% | 0.35% | | | -4.87% | | |
| 2012 | 26 | $15.00 | | | $ | 388 | 5.74% | 0.35% | | | 6.99% | | |
| 2011 | 29 | $14.02 | | | $ | 413 | 7.47% | 0.35% | | | 2.94% | | |
| 2010 | 35 | $13.62 | | | $ | 471 | 3.38% | 0.35% | | | 14.74% | | |
| 2009 | 20 | $11.87 | | | $ | 239 | 2.82% | 0.35% | | | 20.63% | | |
| **ING Global Bond Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 8,054 | $12.33 | to | $15.45 | $ | 113,498 | 2.06% | 0.00% | to | 1.95% | -6.10% | to | -2.83% |
| 2012 | 10,197 | $12.96 | to | $16.05 | $ | 151,398 | 6.15% | 0.00% | to | 1.95% | 5.04% | to | 7.95% |
| 2011 | 11,179 | $12.12 | to | $14.91 | $ | 155,537 | 7.58% | 0.00% | to | 1.95% | 1.72% | to | 3.76% |
| 2010 | 11,430 | $11.79 | to | $14.38 | $ | 154,688 | 3.10% | 0.00% | to | 1.95% | 13.56% | to | 17.21% |
| 2009 | 11,306 | $10.26 | to | $12.40 | $ | 132,935 | 4.07% | 0.00% | to | 1.95% | 18.29% | to | 22.41% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Global Bond Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 76 | $11.97 | to | $13.18 | $ | 955 | 1.68% | 0.00% | to | 1.50% | -5.72% | to | -4.30% |
| 2012 | 98 | $12.68 | to | $13.98 | $ | 1,301 | 5.93% | 0.00% | to | 1.50% | 6.07% | to | 7.38% |
| 2011 | 72 | $11.94 | to | $13.18 | $ | 891 | 10.87% | 0.25% | to | 1.50% | 1.93% | to | 3.12% |
| 2010 | 90 | $11.68 | to | $12.93 | $ | 1,077 | 2.73% | 0.35% | to | 1.50% | 13.82% | to | 15.15% |
| 2009 | 58 | $10.25 | to | $11.36 | $ | 609 | 5.09% | 0.35% | to | 1.50% | 19.58% | to | 20.85% |
| **ING Index Solution 2015 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 42 | $12.69 | to | $15.67 | $ | 631 | 2.66% | 0.30% | to | 1.40% | 8.41% | to | 9.05% |
| 2012 | 20 | $11.68 | to | $14.37 | $ | 270 | 2.14% | 0.80% | to | 1.40% | 9.01% | to | 9.40% |
| 2011 | 1 | $10.70 | to | $13.08 | $ | 11 | (c) | 0.95% | to | 1.40% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **ING Index Solution 2015 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 41 | $13.13 | to | $15.49 | $ | 586 | 1.46% | 0.00% | to | 1.20% | 8.80% | to | 9.69% |
| 2012 | 58 | $11.97 | to | $14.23 | $ | 787 | 1.79% | 0.00% | to | 0.80% | 9.38% | to | 10.22% |
| 2011 | 44 | $10.86 | to | $13.01 | $ | 552 | 0.99% | 0.00% | to | 0.75% | 0.08% | to | 0.74% |
| 2010 | 5 | $10.78 | to | $13.00 | $ | 55 | (b) | 0.00% | to | 0.75% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| **ING Index Solution 2015 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2013 | 90 | $12.72 | to | $13.51 | $ | 1,185 | 2.12% | 0.00% | to | 1.55% | 7.89% | to | 9.57% |
| 2012 | 82 | $11.79 | to | $12.33 | $ | 981 | 1.80% | 0.00% | to | 1.55% | 8.36% | to | 9.86% |
| 2011 | 72 | $10.88 | to | $11.16 | $ | 798 | 2.29% | 0.20% | to | 1.55% | -0.91% | to | 0.45% |
| 2010 | 62 | $10.98 | to | $11.11 | $ | 687 | (b) | 0.20% | to | 1.55% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| **ING Index Solution 2025 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 73 | $14.08 | to | $17.87 | $ | 1,238 | 1.63% | 0.30% | to | 1.40% | 15.72% | to | 16.27% |
| 2012 | 32 | $12.14 | to | $15.12 | $ | 476 | 2.17% | 0.95% | to | 1.40% | 11.73% | to | 12.17% |
| 2011 | 6 | $10.86 | to | $13.48 | $ | 78 | (c) | 0.95% | to | 1.40% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Index Solution 2025 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 64 | $14.56 | to | $17.47 | $ | 1,101 | 1.68% | 0.00% | to | 1.20% | 16.16% | to | 17.04% |
| 2012 | 6 | $12.44 | to | $15.04 | $ | 87 | 1.47% | 0.00% | to | 0.75% | 12.24% | to | 13.09% |
| 2011 | 4 | $11.00 | to | $13.40 | $ | 49 | 5.19% | 0.00% | to | 0.75% | -2.26% | to | -1.52% |
| 2010 | 2 | $11.17 | to | $13.71 | $ | 28 | (b) | 0.00% | to | 0.75% | | (b) | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | | (b) | |
| **ING Index Solution 2025 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2013 | 257 | $14.16 | to | $15.04 | $ | 3,767 | 1.58% | 0.00% | to | 1.55% | 15.12% | to | 16.86% |
| 2012 | 204 | $12.30 | to | $12.87 | $ | 2,563 | 1.36% | 0.00% | to | 1.55% | 11.11% | to | 12.59% |
| 2011 | 178 | $11.07 | to | $11.36 | $ | 2,003 | 1.87% | 0.20% | to | 1.55% | -3.23% | to | -1.90% |
| 2010 | 132 | $11.44 | to | $11.58 | $ | 1,519 | (b) | 0.20% | to | 1.55% | | (b) | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | | (b) | |
| **ING Index Solution 2035 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 72 | $15.42 | to | $19.54 | $ | 1,305 | 1.19% | 0.00% | to | 1.40% | 20.64% | to | 21.17% |
| 2012 | 24 | $15.41 | to | $15.59 | $ | 372 | 1.45% | 0.95% | to | 1.40% | 13.90% | to | 14.38% |
| 2011 | 3 | $13.53 | to | $13.63 | $ | 42 | (c) | 0.95% | to | 1.40% | | (c) | |
| 2010 | (c) | (c) | | | | (c) | (c) | (c) | | | | (c) | |
| 2009 | (c) | (c) | | | | (c) | (c) | (c) | | | | (c) | |
| **ING Index Solution 2035 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 30 | $15.42 | to | $18.77 | $ | 504 | 1.19% | 0.00% | to | 1.20% | 20.99% | to | 21.99% |
| 2012 | 13 | $12.64 | to | $15.50 | $ | 169 | 0.80% | 0.00% | to | 0.80% | 14.22% | to | 15.12% |
| 2011 | 7 | $10.98 | to | $13.57 | $ | 80 | 1.96% | 0.00% | to | 0.75% | -3.96% | to | -3.26% |
| 2010 | 2 | $11.35 | to | $14.13 | $ | 22 | (b) | 0.00% | to | 0.75% | | (b) | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | | (b) | |
| **ING Index Solution 2035 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2013 | 165 | $15.03 | to | $15.96 | $ | 2,576 | 1.23% | 0.00% | to | 1.55% | 19.86% | to | 21.74% |
| 2012 | 141 | $12.54 | to | $13.11 | $ | 1,815 | 1.13% | 0.00% | to | 1.55% | 13.28% | to | 14.94% |
| 2011 | 139 | $11.07 | to | $11.38 | $ | 1,557 | 1.59% | 0.10% | to | 1.55% | -4.90% | to | -3.48% |
| 2010 | 92 | $11.64 | to | $11.79 | $ | 1,083 | (b) | 0.10% | to | 1.55% | | (b) | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | | (b) | |

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Index Solution 2045 Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 20 | $15.87 | to | $20.44 | $ | 380 | 1.40% | 0.00% | to | 1.40% | 22.64% | to | 23.12% |
| 2012 | 3 | $15.86 | to | $16.05 | $ | 48 | - | 0.95% | to | 1.40% | 14.51% | to | 15.14% |
| 2011 | 1 | $13.85 | to | $13.94 | $ | 17 | (c) | 0.95% | to | 1.40% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| ING Index Solution 2045 Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 20 | $15.93 | to | $19.65 | $ | 365 | 1.00% | 0.00% | to | 1.20% | 23.10% | to | 24.07% |
| 2012 | 2 | $12.84 | to | $15.95 | $ | 34 | - | 0.00% | to | 0.80% | 14.94% | to | 15.88% |
| 2011 | 2 | $11.08 | to | $13.87 | $ | 19 | - | 0.00% | to | 0.80% | -4.80% | to | -4.15% |
| 2010 | - | $11.56 | to | $14.57 | $ | 1 | (b) | 0.00% | to | 0.75% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| ING Index Solution 2045 Portfolio - Service 2 Class | | | | | | | | | | | | | |
| 2013 | 114 | $15.50 | to | $16.47 | $ | 1,821 | 1.02% | 0.00% | to | 1.55% | 21.95% | to | 23.83% |
| 2012 | 101 | $12.71 | to | $13.30 | $ | 1,308 | 1.08% | 0.00% | to | 1.55% | 13.89% | to | 15.61% |
| 2011 | 81 | $11.16 | to | $11.47 | $ | 923 | 1.19% | 0.10% | to | 1.55% | -5.82% | to | -4.42% |
| 2010 | 49 | $11.85 | to | $12.00 | $ | 584 | (b) | 0.10% | to | 1.55% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| ING Index Solution 2055 Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 10 | $15.31 | to | $16.02 | $ | 153 | 1.16% | 0.15% | to | 1.40% | 22.72% | to | 23.10% |
| 2012 | 2 | $12.50 | to | $12.64 | $ | 20 | - | 0.95% | to | 1.35% | | 15.12% | |
| 2011 | - | | $10.98 | | | - | (c) | | 0.95% | | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| ING Index Solution 2055 Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 16 | $15.12 | to | $15.97 | $ | 246 | 0.45% | 0.00% | to | 1.50% | 22.59% | to | 24.18% |
| 2012 | 16 | $12.44 | to | $12.86 | $ | 202 | - | 0.00% | to | 1.25% | 14.44% | to | 15.86% |
| 2011 | 6 | $10.87 | to | $11.10 | $ | 64 | - | 0.00% | to | 1.25% | -5.04% | to | -4.15% |
| 2010 | - | $11.51 | to | $11.58 | $ | 3 | (b) | 0.00% | to | 0.95% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Index Solution 2055 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2013 | 14 | $15.01 | to | $15.89 | $ | 217 | 0.65% | 0.00% | to | 1.55% | 22.03% | to | 23.95% |
| 2012 | 7 | $12.30 | to | $12.82 | $ | 92 | - | 0.00% | to | 1.55% | 14.35% | to | 14.89% |
| 2011 | 5 | $10.87 | to | $10.97 | $ | 53 | - | 0.60% | to | 1.15% | | -5.21% | |
| 2010 | - | | $11.51 | | | - | (b) | 0.90% | to | 0.95% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| **ING Index Solution Income Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 1 | $12.66 | to | $14.45 | $ | 10 | (e) | 0.30% | to | 1.25% | | (e) | |
| 2012 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| 2011 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| 2010 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| 2009 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| **ING Index Solution Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 58 | $12.68 | to | $14.49 | $ | 833 | 3.56% | 0.00% | to | 0.80% | 6.94% | to | 7.73% |
| 2012 | 84 | $11.77 | to | $13.55 | $ | 1,133 | 2.02% | 0.00% | to | 0.80% | 7.63% | to | 8.58% |
| 2011 | 51 | $10.84 | to | $12.59 | $ | 645 | (c) | 0.00% | to | 0.80% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **ING Index Solution Income Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2013 | 21 | $12.19 | to | $12.95 | $ | 259 | 2.89% | 0.00% | to | 1.55% | 6.00% | to | 7.08% |
| 2012 | 19 | $11.50 | to | $11.86 | $ | 226 | 2.91% | 0.50% | to | 1.55% | 6.68% | to | 7.76% |
| 2011 | 17 | $10.78 | to | $10.97 | $ | 186 | 2.89% | 0.60% | to | 1.55% | 0.94% | to | 1.86% |
| 2010 | 15 | $10.68 | to | $10.76 | $ | 160 | (b) | 0.65% | to | 1.55% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| **ING Invesco Comstock Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 27 | | $16.55 | | $ | 444 | 0.51% | | 0.35% | | | 34.33% | |
| 2012 | 27 | | $12.32 | | $ | 334 | 0.95% | | 0.35% | | | 17.89% | |
| 2011 | 28 | | $10.45 | | $ | 297 | 1.32% | | 0.35% | | | -2.70% | |
| 2010 | 29 | | $10.74 | | $ | 307 | 1.02% | | 0.35% | | | 14.38% | |
| 2009 | 30 | | $9.39 | | $ | 284 | 2.04% | | 0.35% | | | 27.76% | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Invesco Comstock Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 3,594 | $13.42 | to | $22.70 | $ | 69,828 | 0.81% | 0.00% | to | 1.95% | 32.35% | to | 35.10% |
| 2012 | 3,281 | $10.03 | to | $17.01 | $ | 48,799 | 1.24% | 0.00% | to | 1.95% | 16.31% | to | 18.73% |
| 2011 | 3,682 | $8.53 | to | $14.49 | $ | 46,669 | 1.37% | 0.00% | to | 1.95% | -3.92% | to | -2.12% |
| 2010 | 4,016 | $8.79 | to | $14.95 | $ | 52,549 | 1.29% | 0.00% | to | 1.95% | 12.86% | to | 15.17% |
| 2009 | 4,478 | $7.70 | to | $13.12 | $ | 51,283 | 2.28% | 0.00% | to | 1.95% | 25.95% | to | 28.60% |
| **ING Invesco Equity and Income Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 50 | | $16.35 | | $ | 811 | 1.05% | | 0.35% | | | 23.86% | |
| 2012 | 54 | | $13.20 | | $ | 712 | 1.62% | | 0.35% | | | 11.86% | |
| 2011 | 55 | | $11.80 | | $ | 649 | 2.05% | | 0.35% | | | -1.91% | |
| 2010 | 43 | | $12.03 | | $ | 523 | 1.38% | | 0.35% | | | 11.39% | |
| 2009 | 46 | | $10.80 | | $ | 492 | 1.50% | | 0.35% | | | 21.62% | |
| **ING Invesco Equity and Income Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 15,175 | $13.78 | to | $19.26 | $ | 260,310 | 1.40% | 0.00% | to | 1.95% | 20.81% | to | 30.53% |
| 2012 | 16,784 | $11.13 | to | $15.37 | $ | 232,827 | 2.34% | 0.00% | to | 1.95% | 5.06% | to | 12.81% |
| 2011 | 18,261 | $9.95 | to | $13.67 | $ | 228,833 | 2.23% | 0.00% | to | 1.95% | -3.03% | to | -1.01% |
| 2010 | 19,572 | $10.15 | to | $13.81 | $ | 249,741 | 1.82% | 0.00% | to | 1.95% | 10.19% | to | 17.25% |
| 2009 | 21,103 | $9.11 | to | $12.30 | $ | 240,779 | 1.87% | 0.00% | to | 1.95% | 14.24% | to | 25.89% |
| **ING Invesco Equity and Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 6 | $52.41 | to | $54.02 | $ | 300 | 1.04% | 1.00% | to | 1.25% | 23.09% | to | 23.39% |
| 2012 | 6 | $42.58 | to | $43.78 | $ | 277 | 1.98% | 1.00% | to | 1.25% | 11.12% | to | 11.40% |
| 2011 | 6 | $38.32 | to | $39.30 | $ | 229 | 2.26% | 1.00% | to | 1.25% | -2.54% | to | -2.31% |
| 2010 | 5 | $39.32 | to | $40.23 | $ | 214 | 1.65% | 1.00% | to | 1.25% | 10.64% | to | 10.92% |
| 2009 | 4 | $35.54 | to | $36.27 | $ | 149 | 1.31% | 1.00% | to | 1.25% | 20.84% | to | 21.14% |
| **ING JPMorgan Mid Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 19 | | $19.48 | | $ | 364 | 0.28% | | 0.35% | | | 30.74% | |
| 2012 | 23 | | $14.90 | | $ | 348 | 0.61% | | 0.35% | | | 19.30% | |
| 2011 | 25 | | $12.49 | | $ | 308 | 0.58% | | 0.35% | | | 1.30% | |
| 2010 | 31 | | $12.33 | | $ | 378 | 0.60% | | 0.35% | | | 22.20% | |
| 2009 | 29 | | $10.09 | | $ | 292 | 1.12% | | 0.35% | | | 24.88% | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING JPMorgan Mid Cap Value Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 375 | | $13.19 | | $ | 4,945 | 1.27% | | 0.95% | | | 30.72% | |
| 2012 | 90 | | $10.09 | | $ | 904 | (d) | | 0.95% | | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 2,217 | $15.51 | to | $31.20 | $ | 60,174 | 0.65% | 0.00% | to | 1.55% | 29.54% | to | 31.58% |
| 2012 | 1,951 | $11.89 | to | $23.72 | $ | 40,437 | 0.76% | 0.00% | to | 1.55% | 18.23% | to | 20.04% |
| 2011 | 1,760 | $10.00 | to | $19.76 | $ | 30,683 | 0.83% | 0.00% | to | 1.50% | 0.29% | to | 1.88% |
| 2010 | 1,790 | $9.91 | to | $19.41 | $ | 30,952 | 0.77% | 0.00% | to | 1.55% | 21.11% | to | 23.01% |
| 2009 | 1,864 | $8.12 | to | $15.78 | $ | 26,549 | 1.24% | 0.00% | to | 1.55% | 23.68% | to | 25.73% |
| ING Oppenheimer Global Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 36 | | $16.92 | | $ | 609 | 0.99% | | 0.35% | | | 25.99% | |
| 2012 | 45 | | $13.43 | | $ | 601 | 0.90% | | 0.35% | | | 20.77% | |
| 2011 | 46 | | $11.12 | | $ | 515 | 1.20% | | 0.35% | | | -8.93% | |
| 2010 | 40 | | $12.21 | | $ | 483 | 1.39% | | 0.35% | | | 15.08% | |
| 2009 | 36 | | $10.61 | | $ | 383 | 1.61% | | 0.35% | | | 38.51% | |
| ING Oppenheimer Global Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 33,227 | $12.67 | to | $21.19 | $ | 621,059 | 1.36% | 0.00% | to | 1.80% | 17.76% | to | 32.35% |
| 2012 | 36,131 | $10.06 | to | $16.66 | $ | 540,715 | 1.29% | 0.00% | to | 1.80% | 15.61% | to | 21.70% |
| 2011 | 40,001 | $8.34 | to | $13.73 | $ | 498,449 | 1.52% | 0.00% | to | 1.65% | -9.60% | to | -8.10% |
| 2010 | 43,210 | $9.16 | to | $14.94 | $ | 591,369 | 1.57% | 0.00% | to | 1.80% | 14.05% | to | 21.88% |
| 2009 | 46,362 | $7.95 | to | $12.86 | $ | 549,793 | 2.38% | 0.00% | to | 1.95% | 29.29% | to | 44.58% |
| ING Oppenheimer Global Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 49 | $21.09 | to | $21.71 | $ | 1,061 | 1.17% | 1.00% | to | 1.25% | 25.31% | to | 25.56% |
| 2012 | 47 | $16.83 | to | $17.29 | $ | 815 | 1.10% | 1.00% | to | 1.25% | 19.79% | to | 20.15% |
| 2011 | 44 | $14.05 | to | $14.39 | $ | 638 | 1.40% | 1.00% | to | 1.25% | -9.53% | to | -9.33% |
| 2010 | 41 | $15.53 | to | $15.87 | $ | 647 | 1.41% | 1.00% | to | 1.25% | 14.36% | to | 14.67% |
| 2009 | 35 | $13.58 | to | $13.84 | $ | 486 | 2.12% | 1.00% | to | 1.25% | 37.59% | to | 37.99% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIMCO Total Return Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 137 | | $14.58 | | $ | 1,995 | 3.13% | | 0.35% | | | -2.41% | |
| 2012 | 179 | | $14.94 | | $ | 2,675 | 2.97% | | 0.35% | | | 7.25% | |
| 2011 | 185 | | $13.93 | | $ | 2,578 | 2.89% | | 0.35% | | | 2.58% | |
| 2010 | 147 | | $13.58 | | $ | 1,991 | 3.43% | | 0.35% | | | 6.93% | |
| 2009 | 96 | | $12.70 | | $ | 1,215 | 3.17% | | 0.35% | | | 11.99% | |
| **ING PIMCO Total Return Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 105 | $10.58 | to | $11.09 | $ | 1,138 | 2.60% | 0.00% | to | 1.40% | -3.02% | to | -2.44% |
| 2012 | 29 | $10.91 | to | $11.07 | $ | 322 | 5.00% | 0.80% | to | 1.40% | 6.75% | to | 7.19% |
| 2011 | 8 | $10.22 | to | $10.29 | $ | 78 | (c) | 0.95% | to | 1.40% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **ING PIMCO Total Return Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 12,726 | $12.90 | to | $18.01 | $ | 201,227 | 3.35% | 0.00% | to | 1.95% | -3.80% | to | -1.85% |
| 2012 | 15,755 | $13.27 | to | $18.35 | $ | 255,966 | 3.07% | 0.00% | to | 1.95% | 5.80% | to | 7.92% |
| 2011 | 15,317 | $12.41 | to | $17.01 | $ | 232,928 | 2.92% | 0.00% | to | 1.95% | 1.25% | to | 3.26% |
| 2010 | 15,339 | $12.13 | to | $16.48 | $ | 227,651 | 3.41% | 0.00% | to | 1.95% | 5.45% | to | 7.58% |
| 2009 | 12,634 | $11.37 | to | $15.32 | $ | 175,181 | 3.28% | 0.00% | to | 1.95% | 10.40% | to | 12.68% |
| **ING Pioneer High Yield Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 1,896 | $17.14 | to | $20.60 | $ | 35,918 | 4.80% | 0.00% | to | 1.95% | 10.14% | to | 12.34% |
| 2012 | 1,358 | $15.39 | to | $18.34 | $ | 23,376 | 6.02% | 0.00% | to | 1.95% | 13.96% | to | 16.22% |
| 2011 | 1,281 | $13.37 | to | $15.78 | $ | 19,191 | 6.17% | 0.00% | to | 1.95% | -2.62% | to | -0.69% |
| 2010 | 1,177 | $13.58 | to | $15.89 | $ | 17,901 | 6.06% | 0.00% | to | 1.95% | 16.67% | to | 19.10% |
| 2009 | 1,047 | $11.50 | to | $13.35 | $ | 13,508 | 6.43% | 0.00% | to | 1.95% | 64.58% | to | 67.08% |
| **ING Pioneer High Yield Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 36 | $18.20 | to | $19.81 | $ | 698 | 4.30% | 0.25% | to | 1.35% | 10.68% | to | 11.38% |
| 2012 | 27 | $16.41 | to | $17.31 | $ | 466 | 5.82% | 0.60% | to | 1.40% | 14.35% | to | 15.08% |
| 2011 | 27 | $14.41 | to | $15.25 | $ | 393 | 5.50% | 0.35% | to | 1.35% | -2.31% | to | -1.29% |
| 2010 | 25 | $14.71 | to | $15.45 | $ | 370 | 5.44% | 0.35% | to | 1.40% | 17.02% | to | 18.30% |
| 2009 | 14 | $12.57 | to | $13.06 | $ | 181 | 6.87% | 0.35% | to | 1.40% | 64.31% | to | 65.47% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Solution 2015 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 68 | | $13.59 | | $ | 919 | 3.01% | | 0.35% | | | 8.55% | | |
| 2012 | 70 | | $12.52 | | $ | 874 | 3.93% | | 0.35% | | | 10.70% | | |
| 2011 | 71 | $11.31 | to | $12.12 | $ | 805 | 2.89% | 0.00% | to | 0.35% | -1.22% | to | -0.90% |
| 2010 | 45 | $11.45 | to | $12.23 | $ | 512 | 0.09% | 0.00% | to | 0.65% | 10.19% | to | 10.88% |
| 2009 | 1,347 | $10.26 | to | $11.03 | $ | 14,444 | 3.68% | 0.00% | to | 1.55% | 20.28% | to | 22.15% |
| **ING Solution 2015 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 158 | $11.18 | to | $11.25 | $ | 1,766 | 3.75% | 0.00% | to | 0.45% | 8.97% | to | 9.44% |
| 2012 | 124 | $10.26 | to | $10.28 | $ | 1,276 | (d) | 0.00% | to | 0.45% | | (d) | |
| 2011 | (d) | (d) | | | | (d) | (d) | (d) | | | | (d) | |
| 2010 | (d) | (d) | | | | (d) | (d) | (d) | | | | (d) | |
| 2009 | (d) | (d) | | | | (d) | (d) | (d) | | | | (d) | |
| **ING Solution 2015 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 4,916 | $11.29 | to | $15.00 | $ | 67,703 | 3.22% | 0.00% | to | 1.50% | 7.48% | to | 9.16% |
| 2012 | 5,266 | $10.44 | to | $13.75 | $ | 67,178 | 4.26% | 0.00% | to | 1.50% | 9.77% | to | 11.53% |
| 2011 | 5,226 | $9.45 | to | $12.33 | $ | 60,328 | 3.23% | 0.00% | to | 1.50% | -2.19% | to | -0.68% |
| 2010 | 4,993 | $9.61 | to | $12.42 | $ | 58,754 | 2.36% | 0.00% | to | 1.50% | 9.61% | to | 11.39% |
| 2009 | 4,158 | $8.71 | to | $11.17 | $ | 44,359 | 3.84% | 0.00% | to | 1.50% | 20.49% | to | 22.39% |
| **ING Solution 2015 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2013 | 756 | $12.93 | to | $13.73 | $ | 10,144 | 3.01% | 0.00% | to | 1.55% | 7.30% | to | 8.97% |
| 2012 | 855 | $12.05 | to | $12.60 | $ | 10,582 | 3.80% | 0.00% | to | 1.55% | 9.55% | to | 11.21% |
| 2011 | 1,241 | $11.00 | to | $11.33 | $ | 13,912 | 3.32% | 0.00% | to | 1.55% | -2.40% | to | -0.79% |
| 2010 | 1,297 | $11.27 | to | $11.42 | $ | 14,738 | (b) | 0.00% | to | 1.55% | | (b) | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | | (b) | |
| **ING Solution 2025 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 36 | | $13.96 | | $ | 508 | 1.93% | | 0.35% | | | 15.66% | | |
| 2012 | 35 | | $12.07 | | $ | 427 | 2.46% | | 0.35% | | | 12.80% | | |
| 2011 | 36 | | $10.70 | | $ | 387 | 1.90% | | 0.35% | | | -3.69% | | |
| 2010 | 32 | $11.11 | to | $12.08 | $ | 351 | 0.05% | 0.00% | to | 0.95% | 12.38% | to | 13.53% |
| 2009 | 1,753 | $9.82 | to | $10.64 | $ | 18,118 | 3.06% | 0.00% | to | 1.55% | 23.44% | to | 25.32% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Solution 2025 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 66 | $12.01 | to | $12.09 | $ | 788 | 2.60% | 0.00% | to | 0.45% | 16.04% | to | 16.59% |
| 2012 | 50 | $10.35 | to | $10.37 | $ | 521 | (d) | 0.00% | to | 0.45% | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| **ING Solution 2025 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 9,043 | $11.28 | to | $15.69 | $ | 131,426 | 2.28% | 0.00% | to | 1.50% | 14.56% | to | 16.39% |
| 2012 | 8,785 | $9.79 | to | $13.48 | $ | 110,500 | 2.73% | 0.00% | to | 1.50% | 11.77% | to | 13.49% |
| 2011 | 8,260 | $8.71 | to | $11.89 | $ | 92,206 | 2.18% | 0.00% | to | 1.50% | -4.53% | to | -3.03% |
| 2010 | 7,451 | $9.07 | to | $12.27 | $ | 86,539 | 1.58% | 0.00% | to | 1.50% | 12.04% | to | 13.82% |
| 2009 | 6,278 | $8.03 | to | $10.78 | $ | 64,506 | 3.13% | 0.00% | to | 1.50% | 23.86% | to | 25.93% |
| **ING Solution 2025 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2013 | 1,019 | $14.25 | to | $15.14 | $ | 15,044 | 2.10% | 0.00% | to | 1.55% | 14.27% | to | 16.10% |
| 2012 | 1,219 | $12.47 | to | $13.04 | $ | 15,599 | 2.31% | 0.00% | to | 1.55% | 11.61% | to | 13.29% |
| 2011 | 1,727 | $11.17 | to | $11.51 | $ | 19,675 | 2.22% | 0.00% | to | 1.55% | -4.77% | to | -3.20% |
| 2010 | 1,708 | $11.73 | to | $11.89 | $ | 20,208 | (b) | 0.00% | to | 1.55% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| **ING Solution 2035 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 15 | | $14.45 | | $ | 215 | 1.25% | | 0.35% | | | 19.72% | |
| 2012 | 22 | | $12.07 | | $ | 266 | 1.99% | | 0.35% | | | 14.41% | |
| 2011 | 32 | | $10.55 | | $ | 338 | 1.12% | | 0.35% | | | -5.21% | |
| 2010 | 34 | $11.13 | to | $11.56 | $ | 379 | 0.05% | 0.35% | to | 1.00% | 13.11% | to | 13.92% |
| 2009 | 1,547 | $9.77 | to | $10.71 | $ | 16,062 | 2.66% | 0.00% | to | 1.55% | 26.08% | to | 28.11% |
| **ING Solution 2035 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 142 | $12.52 | to | $12.59 | $ | 1,783 | 2.08% | 0.00% | to | 0.45% | 20.15% | to | 20.71% |
| 2012 | 125 | $10.42 | to | $10.43 | $ | 1,299 | (d) | 0.00% | to | 0.45% | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Solution 2035 Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 8,079 | $11.38 | to | $16.41 | $ | 123,072 | 1.90% | 0.00% | to | 1.50% | 18.60% | to | 20.66% |
| 2012 | 7,612 | $9.54 | to | $13.64 | $ | 96,949 | 2.16% | 0.00% | to | 1.50% | 13.34% | to | 15.11% |
| 2011 | 6,862 | $8.36 | to | $11.85 | $ | 76,467 | 1.61% | 0.00% | to | 1.50% | -6.05% | to | -4.55% |
| 2010 | 5,947 | $8.85 | to | $12.42 | $ | 70,002 | 1.19% | 0.00% | to | 1.50% | 12.86% | to | 14.58% |
| 2009 | 5,065 | $7.78 | to | $10.84 | $ | 52,312 | 2.79% | 0.00% | to | 1.50% | 26.47% | to | 28.44% |
| ING Solution 2035 Portfolio - Service 2 Class | | | | | | | | | | | | | |
| 2013 | 889 | $14.98 | to | $15.91 | $ | 13,788 | 1.62% | 0.00% | to | 1.55% | 18.33% | to | 20.17% |
| 2012 | 1,165 | $12.66 | to | $13.24 | $ | 15,155 | 1.94% | 0.00% | to | 1.55% | 13.24% | to | 14.93% |
| 2011 | 1,444 | $11.18 | to | $11.52 | $ | 16,464 | 1.68% | 0.00% | to | 1.55% | -6.29% | to | -4.79% |
| 2010 | 1,425 | $11.93 | to | $12.10 | $ | 17,154 | (b) | 0.00% | to | 1.55% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| ING Solution 2045 Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 7 | | $14.56 | | $ | 108 | 1.78% | | 0.35% | | | 22.66% | |
| 2012 | 10 | | $11.87 | | $ | 117 | 1.72% | | 0.35% | | | 14.80% | |
| 2011 | 11 | | $10.34 | | $ | 115 | 1.03% | | 0.35% | | | -5.74% | |
| 2010 | 7 | | $10.97 | | $ | 80 | 0.02% | | 0.35% | | | 14.51% | |
| 2009 | 1,072 | $9.58 | to | $10.68 | $ | 11,165 | 2.16% | 0.00% | to | 1.55% | 27.31% | to | 29.30% |
| ING Solution 2045 Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 102 | $12.86 | to | $12.94 | $ | 1,313 | 1.98% | 0.00% | to | 0.45% | | 23.18% | |
| 2012 | 77 | | $10.44 | | $ | 803 | (d) | | 0.45% | | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| ING Solution 2045 Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 5,814 | $11.28 | to | $16.82 | $ | 90,698 | 1.67% | 0.00% | to | 1.50% | 21.56% | to | 23.77% |
| 2012 | 5,506 | $9.22 | to | $13.63 | $ | 70,077 | 1.84% | 0.00% | to | 1.50% | 13.76% | to | 15.51% |
| 2011 | 4,993 | $8.06 | to | $11.80 | $ | 55,372 | 1.22% | 0.00% | to | 1.50% | -6.56% | to | -5.12% |
| 2010 | 4,246 | $8.57 | to | $12.44 | $ | 49,958 | 0.90% | 0.00% | to | 1.50% | 13.39% | to | 15.17% |
| 2009 | 3,511 | $7.51 | to | $10.81 | $ | 36,075 | 2.34% | 0.00% | to | 1.50% | 27.92% | to | 29.93% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Solution 2045 Portfolio - Service 2 Class | | | | | | | | | | | | | |
| 2013 | 512 | $15.47 | to | $16.44 | $ | 8,217 | 1.31% | 0.00% | to | 1.55% | 21.33% | to | 23.24% |
| 2012 | 881 | $12.75 | to | $13.34 | $ | 11,546 | 1.54% | 0.00% | to | 1.55% | 13.64% | to | 15.40% |
| 2011 | 1,168 | $11.22 | to | $11.56 | $ | 13,383 | 1.25% | 0.00% | to | 1.55% | -6.89% | to | -5.40% |
| 2010 | 1,142 | $12.05 | to | $12.22 | $ | 13,890 | (b) | 0.00% | to | 1.55% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| ING Solution 2055 Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 10 | | $15.60 | | $ | 155 | 1.43% | | 0.45% | | | 23.32% | |
| 2012 | 10 | | $12.65 | | $ | 124 | (d) | | 0.45% | | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| ING Solution 2055 Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 489 | $14.28 | to | $15.73 | $ | 7,472 | 1.20% | 0.00% | to | 1.50% | 21.65% | to | 23.57% |
| 2012 | 272 | $11.67 | to | $12.73 | $ | 3,384 | 1.04% | 0.00% | to | 1.50% | 13.86% | to | 15.52% |
| 2011 | 130 | $10.20 | to | $11.02 | $ | 1,414 | 0.37% | 0.05% | to | 1.50% | -6.52% | to | -5.16% |
| 2010 | 19 | $11.50 | to | $11.62 | $ | 222 | (b) | 0.05% | to | 1.50% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| ING Solution 2055 Portfolio - Service 2 Class | | | | | | | | | | | | | |
| 2013 | 45 | $14.86 | to | $15.64 | $ | 683 | 1.07% | 0.00% | to | 1.40% | 21.60% | to | 23.34% |
| 2012 | 35 | $12.22 | to | $12.68 | $ | 438 | 0.86% | 0.00% | to | 1.40% | 13.77% | to | 15.27% |
| 2011 | 24 | $10.74 | to | $11.00 | $ | 259 | 0.46% | 0.00% | to | 1.45% | -6.43% | to | -5.25% |
| 2010 | 15 | $11.51 | to | $11.61 | $ | 174 | (b) | 0.00% | to | 1.25% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| ING Solution Balanced Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 295 | $11.51 | to | $12.35 | $ | 3,502 | 2.15% | 0.25% | to | 1.50% | 13.92% | to | 15.36% |
| 2012 | 219 | $10.10 | to | $10.71 | $ | 2,273 | 1.63% | 0.25% | to | 1.50% | 11.97% | to | 13.45% |
| 2011 | 193 | $9.02 | to | $9.44 | $ | 1,775 | 0.33% | 0.25% | to | 1.50% | -3.94% | to | -2.68% |
| 2010 | 131 | $9.39 | to | $9.70 | $ | 1,246 | 1.11% | 0.25% | to | 1.50% | 11.11% | to | 12.40% |
| 2009 | 86 | $8.45 | to | $8.63 | $ | 737 | 0.66% | 0.25% | to | 1.50% | 22.87% | to | 23.99% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Solution Income Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2013 | 16 | | $13.81 | | $ 221 | 3.35% | | 0.35% | | | 6.31% | |
| 2012 | 20 | | $12.99 | | $ 257 | 3.93% | | 0.35% | | | 9.16% | |
| 2011 | 25 | | $11.90 | | $ 303 | 2.00% | | 0.35% | | | -0.17% | |
| 2010 | 84 | $11.92 | to | $12.20 | $ 998 | 0.63% | 0.25% | to | 0.40% | 8.82% | to | 9.03% |
| 2009 | 776 | $10.61 | to | $11.32 | $ 8,576 | 5.19% | 0.00% | to | 1.40% | 15.42% | to | 16.94% |
| **ING Solution Income Portfolio - Initial Class** | | | | | | | | | | | | |
| 2013 | 234 | $10.90 | to | $10.97 | $ 2,555 | 3.45% | 0.00% | to | 0.45% | 6.86% | to | 7.34% |
| 2012 | 193 | $10.20 | to | $10.22 | $ 1,968 | (d) | 0.00% | to | 0.45% | (d) | | |
| 2011 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **ING Solution Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2013 | 1,106 | $11.99 | to | $14.81 | $ 15,119 | 3.65% | 0.00% | to | 1.50% | 5.35% | to | 7.01% |
| 2012 | 1,014 | $11.31 | to | $13.84 | $ 13,244 | 5.01% | 0.00% | to | 1.50% | 8.15% | to | 9.75% |
| 2011 | 1,144 | $10.40 | to | $12.61 | $ 13,757 | 3.92% | 0.00% | to | 1.50% | -1.13% | to | 0.42% |
| 2010 | 1,044 | $10.46 | to | $12.57 | $ 12,512 | 3.39% | 0.00% | to | 1.50% | 7.95% | to | 9.78% |
| 2009 | 852 | $9.63 | to | $11.47 | $ 9,378 | 5.44% | 0.00% | to | 1.50% | 15.44% | to | 17.28% |
| **ING Solution Income Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2013 | 110 | $12.31 | to | $13.00 | $ 1,395 | 3.75% | 0.00% | to | 1.40% | 5.38% | to | 6.82% |
| 2012 | 173 | $11.68 | to | $12.17 | $ 2,070 | 4.41% | 0.00% | to | 1.40% | 8.05% | to | 9.64% |
| 2011 | 241 | $10.80 | to | $11.10 | $ 2,646 | 3.22% | 0.00% | to | 1.45% | -1.10% | to | 0.27% |
| 2010 | 458 | $10.93 | to | $11.07 | $ 5,049 | (b) | 0.00% | to | 1.40% | (b) | | |
| 2009 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Solution Moderately Conservative Portfolio - Service Class** | | | | | | | | | | | | |
| 2013 | 412 | $11.53 | to | $12.37 | $ 4,900 | 2.79% | 0.25% | to | 1.50% | 7.96% | to | 9.28% |
| 2012 | 326 | $10.68 | to | $11.32 | $ 3,570 | 1.85% | 0.25% | to | 1.50% | 10.33% | to | 11.64% |
| 2011 | 305 | $9.68 | to | $10.14 | $ 3,018 | 0.54% | 0.25% | to | 1.50% | -2.22% | to | -0.88% |
| 2010 | 247 | $9.90 | to | $10.23 | $ 2,487 | 1.49% | 0.25% | to | 1.50% | 9.51% | to | 10.95% |
| 2009 | 167 | $9.04 | to | $9.22 | $ 1,529 | 0.93% | 0.25% | to | 1.50% | 18.61% | to | 19.90% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 20 | $19.52 | | | $ | 389 | 0.23% | 0.35% | | | 33.97% | | |
| 2012 | 32 | $14.57 | | | $ | 465 | - | 0.35% | | | 15.27% | | |
| 2011 | 32 | $12.64 | | | $ | 409 | 0.23% | 0.35% | | | -4.53% | | |
| 2010 | 34 | $13.24 | | | $ | 451 | - | 0.35% | | | 27.31% | | |
| 2009 | 30 | $10.40 | | | $ | 313 | - | 0.35% | | | 45.05% | | |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 18,991 | $15.09 | to | $23.21 | $ | 393,263 | 0.29% | 0.00% | to | 1.50% | 29.45% | to | 38.68% |
| 2012 | 20,973 | $11.26 | to | $17.17 | $ | 324,303 | 0.52% | 0.00% | to | 1.50% | 11.41% | to | 16.10% |
| 2011 | 22,944 | $9.79 | to | $14.79 | $ | 309,528 | 0.35% | 0.00% | to | 1.50% | -5.15% | to | -3.64% |
| 2010 | 24,412 | $10.25 | to | $15.35 | $ | 345,307 | 0.28% | 0.00% | to | 1.50% | 26.65% | to | 31.82% |
| 2009 | 25,435 | $8.04 | to | $11.95 | $ | 281,756 | 0.43% | 0.00% | to | 1.50% | 40.28% | to | 52.34% |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 48 | $14.67 | to | $22.20 | $ | 859 | 0.14% | 0.00% | to | 1.30% | 33.06% | to | 34.71% |
| 2012 | 43 | $11.02 | to | $16.48 | $ | 586 | 0.17% | 0.00% | to | 1.30% | 14.43% | to | 15.89% |
| 2011 | 47 | $9.63 | to | $14.22 | $ | 580 | 0.18% | 0.00% | to | 1.25% | -5.12% | to | -3.92% |
| 2010 | 43 | $10.15 | to | $14.80 | $ | 562 | - | 0.00% | to | 1.25% | 26.47% | to | 28.14% |
| 2009 | 36 | $8.02 | to | $11.55 | $ | 368 | 0.31% | 0.00% | to | 1.25% | 44.22% | to | 46.02% |
| **ING T. Rowe Price Growth Equity Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 83 | $18.89 | | | $ | 1,561 | - | 0.35% | | | 38.08% | | |
| 2012 | 89 | $13.68 | | | $ | 1,224 | - | 0.35% | | | 17.93% | | |
| 2011 | 98 | $11.60 | | | $ | 1,139 | - | 0.35% | | | -1.94% | | |
| 2010 | 101 | $11.83 | | | $ | 1,195 | - | 0.35% | | | 15.87% | | |
| 2009 | 105 | $10.21 | | | $ | 1,070 | - | 0.35% | | | 41.81% | | |
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 9,672 | $14.77 | to | $45.48 | $ | 326,039 | 0.02% | 0.00% | to | 1.50% | 37.17% | to | 39.28% |
| 2012 | 9,885 | $10.71 | to | $32.97 | $ | 247,651 | 0.17% | 0.00% | to | 1.50% | 17.11% | to | 18.92% |
| 2011 | 9,608 | $9.08 | to | $28.03 | $ | 208,716 | - | 0.00% | to | 1.50% | -2.57% | to | -1.06% |
| 2010 | 10,050 | $9.27 | to | $28.62 | $ | 223,428 | 0.04% | 0.00% | to | 1.50% | 15.11% | to | 16.88% |
| 2009 | 10,235 | $7.99 | to | $24.73 | $ | 200,867 | 0.17% | 0.00% | to | 1.50% | 40.83% | to | 43.01% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING T. Rowe Price Growth Equity Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 182 | $18.89 | to | $22.72 | $ | 3,895 | 0.03% | 0.00% | to | 1.55% | 36.78% | to | 38.90% |
| 2012 | 176 | $13.81 | to | $16.52 | $ | 2,729 | - | 0.00% | to | 1.55% | 16.74% | to | 18.62% |
| 2011 | 156 | $11.83 | to | $14.07 | $ | 2,053 | - | 0.00% | to | 1.55% | -2.79% | to | -1.33% |
| 2010 | 152 | $12.17 | to | $14.40 | $ | 2,022 | 0.06% | 0.00% | to | 1.55% | 14.81% | to | 16.61% |
| 2009 | 140 | $10.60 | to | $12.48 | $ | 1,598 | - | 0.00% | to | 1.55% | 40.40% | to | 42.58% |
| ING Templeton Foreign Equity Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 49 | | $10.94 | | $ | 539 | 1.09% | | 0.35% | | | 19.30% | |
| 2012 | 61 | | $9.17 | | $ | 562 | 1.18% | | 0.35% | | | 17.87% | |
| 2011 | 59 | | $7.78 | | $ | 457 | 2.05% | | 0.35% | | | -12.68% | |
| 2010 | 36 | | $8.91 | | $ | 324 | 1.86% | | 0.35% | | | 7.87% | |
| 2009 | 26 | | $8.26 | | $ | 215 | - | | 0.35% | | | 30.90% | |
| ING Templeton Foreign Equity Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 10,606 | $10.46 | to | $11.48 | $ | 114,872 | 1.48% | 0.00% | to | 1.50% | 18.46% | to | 20.21% |
| 2012 | 11,465 | $8.83 | to | $9.55 | $ | 104,253 | 1.62% | 0.00% | to | 1.50% | 17.08% | to | 18.93% |
| 2011 | 10,100 | $7.54 | to | $8.03 | $ | 77,991 | 1.95% | 0.00% | to | 1.50% | -13.36% | to | -12.05% |
| 2010 | 10,877 | $8.70 | to | $9.13 | $ | 96,382 | 2.20% | 0.00% | to | 1.50% | 7.22% | to | 9.74% |
| 2009 | 11,443 | $8.11 | to | $8.38 | $ | 94,024 | - | 0.00% | to | 1.50% | 30.10% | to | 32.18% |
| ING Templeton Foreign Equity Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 27 | $12.39 | to | $13.79 | $ | 362 | 1.24% | 0.00% | to | 1.40% | 18.34% | to | 19.91% |
| 2012 | 25 | $10.47 | to | $11.50 | $ | 284 | 2.16% | 0.00% | to | 1.40% | 16.98% | to | 18.68% |
| 2011 | 9 | $8.95 | to | $9.69 | $ | 86 | 1.15% | 0.00% | to | 1.40% | -13.44% | to | -12.23% |
| 2010 | 8 | $10.32 | to | $11.04 | $ | 88 | 2.76% | 0.00% | to | 1.45% | 7.04% | to | 8.55% |
| 2009 | 6 | $9.64 | to | $10.17 | $ | 57 | - | 0.00% | to | 1.45% | 30.01% | to | 31.91% |
| ING Core Equity Research Fund - Class A | | | | | | | | | | | | | |
| 2013 | 7 | $22.13 | to | $23.14 | $ | 162 | 0.57% | 0.35% | to | 1.25% | 28.96% | to | 30.15% |
| 2012 | 11 | $17.16 | to | $17.78 | $ | 190 | 1.06% | 0.35% | to | 1.25% | 16.02% | to | 17.05% |
| 2011 | 13 | $14.79 | to | $15.19 | $ | 189 | 1.03% | 0.35% | to | 1.25% | -1.66% | to | -0.78% |
| 2010 | 13 | $14.99 | to | $15.29 | $ | 200 | 0.61% | 0.40% | to | 1.40% | 10.95% | to | 12.10% |
| 2009 | 9 | $13.49 | to | $13.64 | $ | 129 | (a) | 0.40% | to | 1.55% | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Strategic Allocation Conservative Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 1,821 | $12.26 | to | $27.13 | $ | 37,570 | 2.58% | 0.00% | to | 1.60% | 10.41% | to | 12.39% |
| 2012 | 1,798 | $11.03 | to | $24.14 | $ | 33,238 | 2.70% | 0.00% | to | 1.70% | 10.62% | to | 12.32% |
| 2011 | 1,920 | $9.91 | to | $21.55 | $ | 31,636 | 4.08% | 0.00% | to | 1.60% | 0.18% | to | 1.80% |
| 2010 | 1,876 | $9.82 | to | $21.17 | $ | 30,602 | 4.39% | 0.00% | to | 1.60% | 9.40% | to | 11.10% |
| 2009 | 1,943 | $8.92 | to | $19.06 | $ | 29,313 | 7.90% | 0.00% | to | 1.95% | 15.62% | to | 17.94% |
| **ING Strategic Allocation Growth Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 3,607 | $11.68 | to | $28.95 | $ | 76,061 | 1.71% | 0.00% | to | 1.95% | 20.03% | to | 22.45% |
| 2012 | 3,688 | $9.63 | to | $23.66 | $ | 64,806 | 1.57% | 0.00% | to | 1.95% | 12.70% | to | 15.09% |
| 2011 | 3,981 | $8.45 | to | $20.63 | $ | 61,425 | 2.68% | 0.00% | to | 1.95% | -4.75% | to | -2.89% |
| 2010 | 4,056 | $8.78 | to | $21.25 | $ | 65,533 | 3.58% | 0.00% | to | 1.95% | 10.82% | to | 13.15% |
| 2009 | 4,155 | $7.83 | to | $18.80 | $ | 60,353 | 9.30% | 0.00% | to | 1.95% | 22.80% | to | 25.27% |
| **ING Strategic Allocation Moderate Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 3,358 | $11.86 | to | $27.50 | $ | 67,281 | 2.15% | 0.00% | to | 1.60% | 14.74% | to | 16.58% |
| 2012 | 3,554 | $10.27 | to | $23.66 | $ | 61,420 | 2.13% | 0.00% | to | 1.70% | 11.85% | to | 13.66% |
| 2011 | 3,774 | $9.12 | to | $20.83 | $ | 57,881 | 3.49% | 0.00% | to | 1.60% | -2.21% | to | -0.57% |
| 2010 | 3,928 | $9.26 | to | $20.95 | $ | 61,501 | 3.92% | 0.00% | to | 1.60% | 10.25% | to | 12.15% |
| 2009 | 3,969 | $8.34 | to | $18.68 | $ | 56,060 | 8.62% | 0.00% | to | 1.60% | 19.91% | to | 21.77% |
| **ING Growth and Income Portfolio - Class A** | | | | | | | | | | | | | |
| 2013 | 111 | | $14.36 | | $ | 1,598 | 1.09% | | 0.35% | | | 29.60% | |
| 2012 | 71 | | $11.08 | | $ | 785 | 1.34% | | 0.35% | | | 14.82% | |
| 2011 | 89 | | $9.65 | | $ | 856 | 1.09% | | 0.35% | | | -1.03% | |
| 2010 | 62 | | $9.75 | | $ | 606 | 0.99% | | 0.35% | | | 13.11% | |
| 2009 | 47 | | $8.62 | | $ | 403 | 1.03% | | 0.35% | | | 29.24% | |
| **ING Growth and Income Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 41,976 | $13.11 | to | $457.82 | $ | 1,391,126 | 1.38% | 0.00% | to | 1.95% | 28.10% | to | 31.00% |
| 2012 | 42,100 | $10.12 | to | $353.70 | $ | 1,068,514 | 1.84% | 0.00% | to | 1.95% | 13.53% | to | 15.77% |
| 2011 | 47,467 | $8.82 | to | $308.39 | $ | 1,044,149 | 1.24% | 0.00% | to | 1.95% | -2.23% | to | -0.22% |
| 2010 | 52,699 | $8.93 | to | $312.14 | $ | 1,177,617 | 1.06% | 0.00% | to | 1.95% | 11.92% | to | 14.24% |
| 2009 | 53,908 | $7.88 | to | $276.06 | $ | 1,084,132 | 1.44% | 0.00% | to | 1.95% | 27.76% | to | 30.30% |

283

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Growth and Income Portfolio - Class S** | | | | | | | | | | | | | |
| 2013 | 12 | $13.98 | to | $20.81 | $ | 212 | 0.06% | 0.10% | to | 1.55% | 28.36% | to | 30.26% |
| 2012 | 533 | $10.84 | to | $16.04 | $ | 6,121 | 1.47% | 0.00% | to | 1.55% | 13.73% | to | 15.45% |
| 2011 | 737 | $9.58 | to | $13.95 | $ | 7,254 | 2.00% | 0.00% | to | 1.55% | -1.72% | to | -0.50% |
| 2010 | 141 | $9.70 | to | $14.09 | $ | 1,467 | 1.02% | 0.00% | to | 1.50% | 12.15% | to | 13.84% |
| 2009 | 97 | $8.59 | to | $12.43 | $ | 884 | 1.68% | 0.00% | to | 1.50% | 28.98% | to | 29.55% |
| **ING Index Plus LargeCap Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 12,649 | $11.85 | to | $32.83 | $ | 325,012 | 1.82% | 0.00% | to | 1.95% | 30.24% | to | 32.92% |
| 2012 | 13,613 | $9.05 | to | $24.77 | $ | 269,213 | 1.66% | 0.00% | to | 1.95% | 12.30% | to | 14.50% |
| 2011 | 15,065 | $8.03 | to | $21.65 | $ | 262,851 | 1.90% | 0.00% | to | 1.95% | -2.07% | to | -0.05% |
| 2010 | 16,582 | $8.16 | to | $21.66 | $ | 292,131 | 1.93% | 0.00% | to | 1.95% | 11.70% | to | 14.02% |
| 2009 | 18,196 | $7.27 | to | $19.01 | $ | 283,441 | 3.01% | 0.00% | to | 1.95% | 20.75% | to | 23.20% |
| **ING Index Plus LargeCap Portfolio - Class S** | | | | | | | | | | | | | |
| 2013 | 21 | | $15.70 | | $ | 335 | 1.42% | | 0.35% | | | 32.27% | |
| 2012 | 31 | | $11.87 | | $ | 368 | 1.60% | | 0.35% | | | 13.70% | |
| 2011 | 37 | | $10.44 | | $ | 383 | 1.64% | | 0.35% | | | -0.76% | |
| 2010 | 33 | | $10.52 | | $ | 348 | 1.94% | | 0.35% | | | 13.24% | |
| 2009 | 40 | | $9.29 | | $ | 375 | 2.57% | | 0.35% | | | 22.56% | |
| **ING Index Plus MidCap Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 10,694 | $14.52 | to | $42.09 | $ | 365,883 | 1.15% | 0.00% | to | 1.95% | 31.89% | to | 34.56% |
| 2012 | 11,422 | $10.89 | to | $31.28 | $ | 298,981 | 0.91% | 0.00% | to | 1.95% | 15.57% | to | 17.73% |
| 2011 | 12,437 | $9.33 | to | $26.58 | $ | 280,455 | 0.84% | 0.00% | to | 1.85% | -2.94% | to | -1.12% |
| 2010 | 13,426 | $9.53 | to | $26.88 | $ | 307,653 | 1.06% | 0.00% | to | 2.10% | 19.36% | to | 21.95% |
| 2009 | 14,483 | $7.88 | to | $22.05 | $ | 274,072 | 1.65% | 0.00% | to | 2.10% | 28.97% | to | 31.80% |
| **ING Index Plus MidCap Portfolio - Class S** | | | | | | | | | | | | | |
| 2013 | 28 | | $17.78 | | $ | 503 | 0.90% | | 0.35% | | | 33.78% | |
| 2012 | 29 | | $13.29 | | $ | 387 | 0.52% | | 0.35% | | | 16.99% | |
| 2011 | 34 | | $11.36 | | $ | 389 | 0.41% | | 0.35% | | | -1.73% | |
| 2010 | 51 | | $11.56 | | $ | 590 | 0.94% | | 0.35% | | | 21.05% | |
| 2009 | 49 | | $9.55 | | $ | 472 | 1.09% | | 0.35% | | | 31.00% | |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Index Plus SmallCap Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 6,051 | $14.48 | to | $30.95 | $ | 154,881 | 0.94% | 0.00% | to | 1.95% | 39.95% | to | 42.71% |
| 2012 | 6,083 | $10.24 | to | $21.69 | $ | 109,978 | 0.58% | 0.00% | to | 1.95% | 10.36% | to | 12.38% |
| 2011 | 6,805 | $9.19 | to | $19.30 | $ | 110,537 | 0.86% | 0.00% | to | 1.80% | -2.52% | to | -0.72% |
| 2010 | 7,455 | $9.34 | to | $19.44 | $ | 122,910 | 0.69% | 0.00% | to | 2.10% | 20.30% | to | 22.86% |
| 2009 | 7,647 | $7.67 | to | $15.83 | $ | 103,515 | 1.74% | 0.00% | to | 2.10% | 22.25% | to | 24.85% |
| ING Index Plus SmallCap Portfolio - Class S | | | | | | | | | | | | | |
| 2013 | 14 | | $16.68 | | $ | 236 | 0.49% | | 0.35% | | | 41.72% | |
| 2012 | 15 | | $11.77 | | $ | 176 | - | | 0.35% | | | 11.78% | |
| 2011 | 17 | | $10.53 | | $ | 181 | 0.60% | | 0.35% | | | -1.31% | |
| 2010 | 14 | | $10.67 | | $ | 154 | 0.72% | | 0.35% | | | 22.08% | |
| 2009 | 14 | | $8.74 | | $ | 122 | 1.11% | | 0.35% | | | 23.97% | |
| ING International Index Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 2,524 | $9.41 | to | $17.67 | $ | 26,714 | 2.24% | 0.00% | to | 1.80% | 19.26% | to | 21.45% |
| 2012 | 2,347 | $7.89 | to | $14.68 | $ | 20,592 | 2.78% | 0.00% | to | 1.80% | 16.54% | to | 18.84% |
| 2011 | 2,344 | $6.77 | to | $12.49 | $ | 17,553 | 2.70% | 0.00% | to | 1.80% | -13.76% | to | -12.20% |
| 2010 | 2,334 | $7.85 | to | $14.36 | $ | 20,151 | 3.45% | 0.00% | to | 1.80% | 6.27% | to | 8.01% |
| 2009 | 2,401 | $7.43 | to | $13.44 | $ | 19,407 | - | 0.00% | to | 1.60% | 26.18% | to | 27.56% |
| ING International Index Portfolio - Class S | | | | | | | | | | | | | |
| 2013 | - | | $17.06 | | $ | 6 | - | | 0.35% | | | 20.65% | |
| 2012 | - | | $14.14 | | $ | 5 | - | | 0.35% | | | 18.03% | |
| 2011 | 1 | | $11.98 | | $ | 7 | - | | 0.35% | | | -12.75% | |
| 2010 | 1 | | $13.73 | | $ | 13 | 6.25% | | 0.35% | | | 7.27% | |
| 2009 | 1 | | $12.80 | | $ | 19 | (a) | | 0.35% | | | (a) | |
| ING Russell™ Large Cap Growth Index Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 563 | $20.94 | to | $22.45 | $ | 12,039 | 1.35% | 0.00% | to | 1.50% | 30.06% | to | 31.98% |
| 2012 | 547 | $16.10 | to | $17.01 | $ | 8,965 | 1.14% | 0.00% | to | 1.50% | 12.75% | to | 14.47% |
| 2011 | 367 | $14.28 | to | $14.86 | $ | 5,308 | 1.31% | 0.00% | to | 1.50% | 2.66% | to | 4.21% |
| 2010 | 274 | $13.91 | to | $14.26 | $ | 3,841 | 0.64% | 0.00% | to | 1.50% | 11.10% | to | 12.82% |
| 2009 | 221 | $12.47 | to | $12.76 | $ | 2,772 | (a) | 0.00% | to | 1.50% | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Russell™ Large Cap Growth Index Portfolio - Class S | | | | | | | | | | | | | |
| 2013 | 45 | $21.00 | to | $22.21 | $ | 956 | 1.17% | 0.00% | to | 1.20% | 30.17% | to | 31.71% |
| 2012 | 36 | $16.02 | to | $16.87 | $ | 585 | 0.86% | 0.00% | to | 1.35% | 12.78% | to | 14.26% |
| 2011 | 41 | $14.06 | to | $14.63 | $ | 581 | 1.10% | 0.00% | to | 1.35% | 2.52% | to | 3.87% |
| 2010 | 37 | $13.60 | to | $14.12 | $ | 508 | 0.46% | 0.00% | to | 1.35% | 10.94% | to | 12.47% |
| 2009 | 29 | $12.15 | to | $12.60 | $ | 353 | (a) | 0.00% | to | 1.35% | | (a) | |
| ING Russell™ Large Cap Index Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 2,704 | $13.18 | to | $14.51 | $ | 37,350 | 1.48% | 0.00% | to | 1.80% | 29.72% | to | 32.03% |
| 2012 | 2,210 | $10.16 | to | $10.99 | $ | 23,318 | 2.28% | 0.00% | to | 1.80% | 13.39% | to | 15.56% |
| 2011 | 1,513 | $8.96 | to | $9.51 | $ | 13,923 | 1.53% | 0.00% | to | 1.80% | 0.79% | to | 2.59% |
| 2010 | 1,295 | $8.89 | to | $9.27 | $ | 11,717 | 3.25% | 0.00% | to | 1.80% | 10.48% | to | 12.23% |
| 2009 | 1,190 | $8.06 | to | $8.27 | $ | 9,692 | - | 0.00% | to | 1.60% | 21.90% | to | 23.65% |
| ING Russell™ Large Cap Index Portfolio - Class S | | | | | | | | | | | | | |
| 2013 | 10 | | $21.35 | | $ | 221 | 0.70% | | 0.95% | | | 30.50% | |
| 2012 | 4 | | $16.36 | | $ | 65 | 2.70% | | 0.95% | | | 14.17% | |
| 2011 | 1 | | $14.33 | | $ | 9 | - | | 0.95% | | | 1.20% | |
| 2010 | 1 | | $14.16 | | $ | 10 | (b) | | 0.95% | | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| ING Russell™ Large Cap Value Index Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 19 | $19.40 | to | $19.49 | $ | 365 | 1.61% | 1.15% | to | 1.25% | 30.20% | to | 30.37% |
| 2012 | 17 | $14.90 | to | $14.95 | $ | 255 | 1.82% | 1.15% | to | 1.25% | 14.79% | to | 14.91% |
| 2011 | 14 | $12.98 | to | $13.01 | $ | 184 | 1.22% | 1.15% | to | 1.25% | -0.38% | to | -0.31% |
| 2010 | 11 | $13.03 | to | $13.05 | $ | 145 | 1.79% | 1.15% | to | 1.25% | 9.96% | to | 10.03% |
| 2009 | 7 | $11.85 | to | $11.86 | $ | 79 | (a) | 1.15% | to | 1.25% | | (a) | |
| ING Russell™ Large Cap Value Index Portfolio - Class S | | | | | | | | | | | | | |
| 2013 | 312 | $18.94 | to | $20.31 | $ | 6,058 | 1.54% | 0.00% | to | 1.50% | 29.46% | to | 31.46% |
| 2012 | 264 | $14.63 | to | $15.45 | $ | 3,936 | 1.55% | 0.00% | to | 1.50% | 14.21% | to | 15.90% |
| 2011 | 215 | $12.81 | to | $13.33 | $ | 2,795 | 1.56% | 0.00% | to | 1.50% | -0.93% | to | 0.60% |
| 2010 | 180 | $12.93 | to | $13.25 | $ | 2,346 | 1.44% | 0.00% | to | 1.50% | 9.48% | to | 11.16% |
| 2009 | 165 | $11.81 | to | $11.92 | $ | 1,952 | (a) | 0.00% | to | 1.50% | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Russell™ Mid Cap Growth Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2013 | 358 | $23.11 | to | $24.78 | $ | 8,513 | 0.67% | 0.00% | to | 1.50% | 32.89% | to | 34.89% |
| 2012 | 325 | $17.39 | to | $18.37 | $ | 5,776 | 0.35% | 0.00% | to | 1.50% | 13.73% | to | 15.46% |
| 2011 | 335 | $15.29 | to | $15.91 | $ | 5,207 | 0.45% | 0.00% | to | 1.50% | -3.65% | to | -2.15% |
| 2010 | 291 | $15.87 | to | $16.26 | $ | 4,652 | 0.29% | 0.00% | to | 1.50% | 23.98% | to | 25.85% |
| 2009 | 237 | $12.80 | to | $12.92 | $ | 3,049 | (a) | 0.00% | to | 1.50% | | (a) | |
| **ING Russell™ Mid Cap Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 2,845 | $14.57 | to | $16.12 | $ | 44,130 | 1.11% | 0.00% | to | 1.80% | 31.86% | to | 34.11% |
| 2012 | 2,011 | $11.05 | to | $12.02 | $ | 23,380 | 0.87% | 0.00% | to | 1.80% | 14.86% | to | 17.04% |
| 2011 | 786 | $9.62 | to | $10.27 | $ | 7,784 | 1.25% | 0.00% | to | 1.80% | -3.61% | to | -2.12% |
| 2010 | 638 | $9.98 | to | $10.40 | $ | 6,503 | 0.52% | 0.25% | to | 1.80% | 23.31% | to | 25.00% |
| 2009 | 433 | $8.15 | to | $8.36 | $ | 3,562 | - | 0.00% | to | 1.50% | 38.41% | to | 40.27% |
| **ING Russell™ Small Cap Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 1,437 | $15.67 | to | $17.34 | $ | 23,761 | 1.25% | 0.00% | to | 1.80% | 36.26% | to | 38.72% |
| 2012 | 1,049 | $11.50 | to | $12.50 | $ | 12,589 | 0.79% | 0.00% | to | 1.80% | 13.97% | to | 16.06% |
| 2011 | 648 | $10.09 | to | $10.77 | $ | 6,728 | 0.90% | 0.00% | to | 1.80% | -5.61% | to | -3.93% |
| 2010 | 482 | $10.69 | to | $11.21 | $ | 5,262 | 0.47% | 0.00% | to | 1.80% | 24.51% | to | 26.16% |
| 2009 | 225 | $8.65 | to | $8.83 | $ | 1,962 | - | 0.25% | to | 1.50% | 24.78% | to | 26.32% |
| **ING Small Company Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 4,235 | $15.42 | to | $52.98 | $ | 155,627 | 0.51% | 0.00% | to | 1.50% | 35.67% | to | 37.83% |
| 2012 | 4,493 | $11.29 | to | $38.48 | $ | 122,521 | 0.41% | 0.00% | to | 1.50% | 12.81% | to | 14.53% |
| 2011 | 4,827 | $9.95 | to | $33.68 | $ | 116,910 | 0.40% | 0.00% | to | 1.50% | -3.94% | to | -2.48% |
| 2010 | 5,153 | $10.30 | to | $34.54 | $ | 129,660 | 0.52% | 0.00% | to | 1.50% | 22.55% | to | 24.44% |
| 2009 | 5,202 | $8.35 | to | $27.77 | $ | 107,672 | 0.61% | 0.00% | to | 1.50% | 25.65% | to | 27.62% |
| **ING Small Company Portfolio - Class S** | | | | | | | | | | | | | |
| 2013 | 15 | | $20.17 | | $ | 299 | 0.40% | | 0.35% | | | 36.93% | |
| 2012 | 14 | | $14.73 | | $ | 207 | - | | 0.35% | | | 13.83% | |
| 2011 | 14 | | $12.94 | | $ | 184 | - | | 0.35% | | | -3.00% | |
| 2010 | 11 | | $13.34 | | $ | 149 | - | | 0.35% | | | 23.52% | |
| 2009 | 11 | | $10.80 | | $ | 118 | 0.92% | | 0.35% | | | 26.76% | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING U.S. Bond Index Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 777 | $11.32 | to | $12.52 | $ | 9,263 | 1.91% | 0.00% | to | 1.80% | -4.31% | to | -2.57% |
| 2012 | 937 | $11.83 | to | $12.85 | $ | 11,539 | 2.32% | 0.00% | to | 1.80% | 2.30% | to | 3.88% |
| 2011 | 794 | $11.71 | to | $12.37 | $ | 9,456 | 2.02% | 0.00% | to | 1.50% | 5.58% | to | 7.19% |
| 2010 | 477 | $11.09 | to | $11.54 | $ | 5,363 | 2.67% | 0.00% | to | 1.55% | 4.52% | to | 6.16% |
| 2009 | 368 | $10.61 | to | $10.87 | $ | 3,932 | 2.62% | 0.00% | to | 1.50% | 4.32% | to | 5.84% |
| ING International Value Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 4,006 | $8.71 | to | $18.26 | $ | 62,868 | 2.58% | 0.00% | to | 1.55% | 19.44% | to | 21.25% |
| 2012 | 4,356 | $7.25 | to | $15.06 | $ | 59,954 | 2.51% | 0.00% | to | 1.50% | 17.41% | to | 19.24% |
| 2011 | 5,279 | $6.14 | to | $12.70 | $ | 62,017 | 2.61% | 0.00% | to | 1.55% | -16.21% | to | -14.84% |
| 2010 | 6,060 | $7.28 | to | $15.07 | $ | 84,378 | 2.04% | 0.00% | to | 1.70% | 0.73% | to | 2.49% |
| 2009 | 7,742 | $7.16 | to | $14.85 | $ | 105,099 | 1.56% | 0.00% | to | 1.70% | 25.00% | to | 27.22% |
| ING International Value Portfolio - Class S | | | | | | | | | | | | | |
| 2013 | 17 | | $13.43 | | $ | 224 | 2.26% | | 0.35% | | | 20.45% | |
| 2012 | 20 | | $11.15 | | $ | 218 | 2.34% | | 0.35% | | | 18.62% | |
| 2011 | 22 | | $9.40 | | $ | 210 | 2.54% | | 0.35% | | | -15.24% | |
| 2010 | 24 | | $11.09 | | $ | 263 | 1.83% | | 0.35% | | | 1.93% | |
| 2009 | 26 | | $10.88 | | $ | 283 | 1.51% | | 0.35% | | | 25.78% | |
| ING MidCap Opportunities Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 5,043 | $12.14 | to | $28.81 | $ | 113,492 | 0.04% | 0.00% | to | 1.50% | 29.99% | to | 31.99% |
| 2012 | 2,646 | $9.83 | to | $21.94 | $ | 49,515 | 0.59% | 0.00% | to | 1.50% | 12.48% | to | 14.21% |
| 2011 | 1,972 | $11.38 | to | $19.31 | $ | 32,603 | - | 0.00% | to | 1.50% | -1.94% | to | -0.51% |
| 2010 | 1,410 | $11.54 | to | $18.47 | $ | 23,611 | 0.72% | 0.00% | to | 1.50% | 28.37% | to | 30.35% |
| 2009 | 998 | $8.92 | to | $14.17 | $ | 12,935 | 0.21% | 0.00% | to | 1.50% | 39.29% | to | 41.60% |
| ING MidCap Opportunities Portfolio - Class S | | | | | | | | | | | | | |
| 2013 | 74 | $17.39 | to | $23.29 | $ | 1,401 | - | 0.00% | to | 1.55% | 29.68% | to | 31.62% |
| 2012 | 122 | $13.41 | to | $17.75 | $ | 1,742 | 0.42% | 0.00% | to | 1.55% | 12.33% | to | 13.94% |
| 2011 | 164 | $12.00 | to | $15.64 | $ | 2,056 | - | 0.00% | to | 1.35% | -2.12% | to | -0.97% |
| 2010 | 198 | $12.22 | to | $15.81 | $ | 2,514 | 0.57% | 0.15% | to | 1.75% | | 29.48% | |
| 2009 | 23 | | $12.21 | | $ | 276 | - | | 0.35% | | | 40.51% | |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING SmallCap Opportunities Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 2,427 | $13.46 | to | $27.49 | $ | 41,575 | - | 0.00% | to | 1.50% | 37.03% | to | 39.05% |
| 2012 | 2,283 | $9.77 | to | $19.73 | $ | 28,744 | - | 0.00% | to | 1.75% | 13.45% | to | 14.88% |
| 2011 | 1,989 | $10.26 | to | $17.18 | $ | 21,998 | - | 0.20% | to | 1.50% | -0.68% | to | 0.60% |
| 2010 | 1,873 | $10.33 | to | $17.09 | $ | 20,701 | - | 0.00% | to | 1.50% | 30.43% | to | 32.13% |
| 2009 | 1,414 | $7.92 | to | $12.81 | $ | 11,898 | - | 0.00% | to | 1.50% | 28.99% | to | 31.05% |
| ING SmallCap Opportunities Portfolio - Class S | | | | | | | | | | | | | |
| 2013 | 5 | | $22.30 | | $ | 108 | - | | 0.35% | | | 38.25% | |
| 2012 | 5 | | $16.13 | | $ | 80 | - | | 0.35% | | | 14.56% | |
| 2011 | 6 | | $14.08 | | $ | 86 | - | | 0.35% | | | 0.14% | |
| 2010 | 15 | | $14.06 | | $ | 213 | - | | 0.35% | | | 31.65% | |
| 2009 | 6 | | $10.68 | | $ | 60 | - | | 0.35% | | | 30.24% | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | | | | | | | | | | | | | |
| 2013 | 3 | $30.58 | to | $47.51 | $ | 153 | 1.83% | 0.50% | to | 1.40% | 18.46% | to | 19.58% |
| 2012 | 4 | $25.63 | to | $40.04 | $ | 174 | 3.08% | 0.50% | to | 1.40% | 12.05% | to | 13.05% |
| 2011 | 4 | $22.71 | to | $35.79 | $ | 151 | 2.55% | 0.40% | to | 1.40% | 0.23% | to | 1.11% |
| 2010 | 7 | $22.50 | to | $35.55 | $ | 242 | 2.78% | 0.50% | to | 1.40% | 6.87% | to | 7.87% |
| 2009 | 8 | $20.91 | to | $33.21 | $ | 261 | 6.84% | 0.50% | to | 1.45% | 24.06% | to | 25.25% |
| Janus Aspen Series Enterprise Portfolio - Institutional Shares | | | | | | | | | | | | | |
| 2013 | 7 | $29.17 | to | $46.45 | $ | 326 | 0.29% | 0.45% | to | 1.50% | 30.42% | to | 31.81% |
| 2012 | 11 | $22.19 | to | $35.53 | $ | 365 | - | 0.45% | to | 1.50% | 15.58% | to | 16.74% |
| 2011 | 11 | $19.05 | to | $30.67 | $ | 322 | - | 0.40% | to | 1.50% | -2.91% | to | -1.84% |
| 2010 | 12 | $19.46 | to | $31.51 | $ | 363 | - | 0.45% | to | 1.50% | 24.01% | to | 25.27% |
| 2009 | 14 | $15.57 | to | $25.35 | $ | 327 | - | 0.30% | to | 1.50% | 42.60% | to | 44.34% |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | | | | | | | | | | | | | |
| 2013 | 1 | $21.24 | to | $31.08 | $ | 38 | 5.13% | 0.50% | to | 1.50% | -1.62% | to | -0.62% |
| 2012 | 1 | $21.52 | to | $31.52 | $ | 40 | 1.90% | 0.50% | to | 1.50% | 6.72% | to | 7.80% |
| 2011 | 2 | $20.09 | to | $29.46 | $ | 65 | 7.63% | 0.50% | to | 1.50% | 5.15% | to | 6.19% |
| 2010 | 3 | $18.80 | to | $27.94 | $ | 66 | 3.13% | 0.50% | to | 1.50% | 6.38% | to | 7.47% |
| 2009 | 3 | $17.63 | to | $26.20 | $ | 62 | 5.00% | 0.50% | to | 1.50% | 11.54% | to | 12.63% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Janus Aspen Series Global Research Portfolio - Institutional Shares | | | | | | | | | | | | | |
| 2013 | 6 | $15.43 | to | $29.59 | $ | 161 | 1.35% | 0.45% | to | 1.50% | 26.46% | to | 27.83% |
| 2012 | 6 | $12.10 | to | $23.33 | $ | 135 | 0.80% | 0.45% | to | 1.50% | 18.33% | to | 19.52% |
| 2011 | 6 | $10.15 | to | $19.68 | $ | 114 | 0.72% | 0.40% | to | 1.50% | -15.03% | to | -14.08% |
| 2010 | 8 | $11.85 | to | $23.10 | $ | 164 | 0.60% | 0.45% | to | 1.50% | 14.08% | to | 15.28% |
| 2009 | 10 | $10.30 | to | $20.19 | $ | 172 | 1.23% | 0.45% | to | 1.50% | 35.65% | to | 37.13% |
| Janus Aspen Series Janus Portfolio - Institutional Shares | | | | | | | | | | | | | |
| 2013 | 3 | $12.96 | to | $32.19 | $ | 78 | 1.35% | 0.50% | to | 1.25% | 28.71% | to | 29.67% |
| 2012 | 4 | $10.04 | to | $24.98 | $ | 70 | - | 0.50% | to | 1.40% | 16.99% | to | 18.06% |
| 2011 | 4 | $8.54 | to | $21.31 | $ | 57 | - | 0.50% | to | 1.40% | -6.62% | to | -5.81% |
| 2010 | 5 | $9.10 | to | $22.41 | $ | 82 | 1.20% | 0.50% | to | 1.40% | 12.89% | to | 14.00% |
| 2009 | 5 | $8.02 | to | $19.82 | $ | 84 | - | 0.50% | to | 1.40% | 34.49% | to | 35.62% |
| JPMorgan Government Bond Fund - Select Class | | | | | | | | | | | | | |
| 2013 | 25 | | $9.58 | | $ | 242 | 5.56% | | 0.95% | | | -4.58% | |
| 2012 | 1 | | $10.04 | | $ | 10 | (d) | | 0.95% | | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| Lazard Emerging Markets Equity Portfolio - Open Shares | | | | | | | | | | | | | |
| 2013 | - | | $12.30 | | | - | (e) | | 0.80% | | | (e) | |
| 2012 | (e) | | $10.04 | | | (e) | (e) | | (e) | | | (e) | |
| 2011 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| 2010 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| 2009 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | | | | | | | | | | | | | |
| 2013 | 339 | $10.98 | to | $12.76 | $ | 3,922 | 0.29% | 0.00% | to | 1.50% | 30.71% | to | 32.57% |
| 2012 | 571 | $8.40 | to | $9.63 | $ | 5,049 | 0.07% | 0.00% | to | 1.50% | 3.83% | to | 5.48% |
| 2011 | 452 | $8.09 | to | $9.13 | $ | 3,793 | 0.03% | 0.00% | to | 1.50% | -7.22% | to | -5.86% |
| 2010 | 287 | $8.72 | to | $9.70 | $ | 2,566 | 0.86% | 0.00% | to | 1.50% | 21.28% | to | 23.10% |
| 2009 | 159 | $7.19 | to | $7.49 | $ | 1,162 | 0.77% | 0.00% | to | 1.50% | 36.53% | to | 38.19% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **LKCM Aquinas Growth Fund** | | | | | | | | | | | | | |
| 2013 | 30 | | $13.82 | | $ | 411 | - | 0.90% | | | 25.64% | | |
| 2012 | 31 | | $11.00 | | $ | 337 | - | 0.90% | | | 9.45% | | |
| 2011 | 29 | | $10.05 | | $ | 291 | - | 0.90% | | | 0.60% | | |
| 2010 | 28 | $9.99 | to | $11.93 | $ | 316 | - | 0.90% | to | 1.05% | 15.32% | to | 15.49% |
| 2009 | 27 | $8.65 | to | $10.34 | $ | 269 | - | 0.90% | to | 1.05% | 28.71% | | |
| **Loomis Sayles Small Cap Value Fund - Retail Class** | | | | | | | | | | | | | |
| 2013 | 921 | $16.41 | to | $17.86 | $ | 15,591 | 0.02% | 0.00% | to | 1.50% | 33.52% | to | 35.61% |
| 2012 | 838 | $12.29 | to | $13.17 | $ | 10,558 | 0.87% | 0.00% | to | 1.50% | 14.33% | to | 16.04% |
| 2011 | 668 | $10.75 | to | $11.35 | $ | 7,314 | - | 0.00% | to | 1.50% | -3.24% | to | -1.82% |
| 2010 | 413 | $11.11 | to | $11.56 | $ | 4,646 | 0.50% | 0.00% | to | 1.50% | 22.90% | to | 24.70% |
| 2009 | 276 | $9.04 | to | $9.27 | $ | 2,518 | 0.18% | 0.00% | to | 1.50% | 26.61% | to | 28.19% |
| **Lord Abbett Developing Growth Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 11 | $23.49 | to | $24.80 | $ | 259 | - | 0.20% | to | 1.60% | 54.74% | to | 56.86% |
| 2012 | 6 | $15.18 | to | $15.81 | $ | 93 | - | 0.20% | to | 1.60% | 8.85% | to | 9.75% |
| 2011 | 5 | $13.96 | to | $14.26 | $ | 77 | - | 0.55% | to | 1.65% | -2.55% | | |
| 2010 | 1 | $14.51 | to | $14.57 | $ | 19 | (b) | 0.60% | to | 1.05% | (b) | | |
| 2009 | (b) | | (b) | | | (b) | (b) | (b) | | | (b) | | |
| **Lord Abbett Core Fixed Income Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 4 | $10.56 | to | $10.78 | $ | 46 | 1.90% | 0.90% | to | 1.45% | -3.74% | to | -3.14% |
| 2012 | 5 | $10.97 | to | $11.13 | $ | 59 | 1.80% | 0.90% | to | 1.45% | 4.28% | to | 4.90% |
| 2011 | 5 | $10.52 | to | $10.61 | $ | 51 | 3.64% | 0.90% | to | 1.45% | 3.93% | | |
| 2010 | - | | $10.17 | | $ | 4 | (b) | 1.15% | | | (b) | | |
| 2009 | (b) | | (b) | | | (b) | (b) | (b) | | | (b) | | |
| **Lord Abbett Mid Cap Stock Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 50 | $17.14 | to | $21.96 | $ | 997 | 0.41% | 0.35% | to | 1.75% | 28.44% | to | 29.60% |
| 2012 | 63 | $13.75 | to | $17.02 | $ | 960 | 0.52% | 0.55% | to | 1.45% | 12.89% | to | 13.91% |
| 2011 | 102 | $11.90 | to | $15.01 | $ | 1,343 | 0.14% | 0.55% | to | 1.75% | -5.63% | to | -4.54% |
| 2010 | 106 | $12.61 | to | $15.79 | $ | 1,451 | 0.40% | 0.60% | to | 1.75% | 23.39% | to | 24.77% |
| 2009 | 96 | $10.13 | to | $12.70 | $ | 1,054 | 0.67% | 0.60% | to | 1.90% | 24.29% | to | 25.89% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Lord Abbett SmallCap Value Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 55 | $24.38 | to | $27.05 | $ | 1,450 | - | 0.55% | to | 1.60% | 31.57% | to | 32.92% |
| 2012 | 60 | $18.53 | to | $20.35 | $ | 1,186 | 0.69% | 0.55% | to | 1.60% | 8.81% | to | 10.00% |
| 2011 | 63 | $17.03 | to | $18.50 | $ | 1,138 | - | 0.55% | to | 1.60% | -6.12% | to | -5.20% |
| 2010 | 92 | $18.14 | to | $19.44 | $ | 1,751 | - | 0.60% | to | 1.60% | 24.25% | to | 25.50% |
| 2009 | 88 | $14.56 | to | $15.49 | $ | 1,330 | - | 0.60% | to | 1.65% | 27.72% | to | 28.98% |
| **Lord Abbett Fundamental Equity Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 15 | $16.90 | to | $17.85 | $ | 264 | 0.47% | 0.20% | to | 1.60% | 34.45% | to | 36.36% |
| 2012 | 12 | $12.57 | to | $13.09 | $ | 158 | 0.99% | 0.20% | to | 1.60% | 9.52% | to | 10.46% |
| 2011 | 4 | $11.52 | to | $11.85 | $ | 45 | (c) | 0.20% | to | 1.65% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **Lord Abbett Series Fund MidCap Stock Portfolio - Class VC** | | | | | | | | | | | | | |
| 2013 | 5,161 | $12.46 | to | $24.10 | $ | 104,684 | 0.40% | 0.00% | to | 1.50% | 28.34% | to | 30.40% |
| 2012 | 6,044 | $9.65 | to | $18.71 | $ | 95,534 | 0.67% | 0.00% | to | 1.50% | 12.88% | to | 14.55% |
| 2011 | 6,523 | $8.50 | to | $16.51 | $ | 90,948 | 0.21% | 0.00% | to | 1.50% | -5.45% | to | -4.07% |
| 2010 | 6,716 | $8.93 | to | $17.37 | $ | 98,339 | 0.38% | 0.00% | to | 1.50% | 23.52% | to | 25.52% |
| 2009 | 7,527 | $7.18 | to | $13.99 | $ | 88,200 | 0.47% | 0.00% | to | 1.50% | 24.74% | to | 26.56% |
| **MainStay Large Cap Growth Fund - Class R3** | | | | | | | | | | | | | |
| 2013 | 34 | | $18.90 | | $ | 637 | - | | - | | | 35.97% | |
| 2012 | 31 | | $13.90 | | $ | 424 | (d) | | - | | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| **Massachusetts Investors Growth Stock Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 34 | $17.90 | to | $20.16 | $ | 660 | 0.44% | 0.25% | to | 1.45% | 28.52% | to | 29.37% |
| 2012 | 49 | $13.52 | to | $15.05 | $ | 718 | 1.05% | 0.60% | to | 1.80% | 15.41% | to | 16.22% |
| 2011 | 33 | $12.20 | to | $12.95 | $ | 428 | 0.50% | 0.60% | to | 1.35% | 0.16% | to | 0.55% |
| 2010 | 29 | $12.33 | to | $12.81 | $ | 371 | 0.60% | 0.65% | to | 1.20% | 12.81% | to | 13.46% |
| 2009 | 26 | $10.93 | to | $11.29 | $ | 297 | 0.30% | 0.65% | to | 1.20% | 38.71% | to | 39.56% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Metropolitan West Total Return Bond Fund - Class M Shares** | | | | | | | | | | | | | |
| 2013 | 358 | $9.71 | to | $9.77 | $ | 3,490 | (e) | 0.30% | to | 1.25% | | (e) | |
| 2012 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| 2011 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| 2010 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| 2009 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| **Neuberger Berman Genesis Fund - Trust Class** | | | | | | | | | | | | | |
| 2013 | 11 | $17.41 | to | $18.26 | $ | 198 | 0.68% | 0.35% | to | 1.75% | 34.54% | to | 36.37% |
| 2012 | 7 | $12.94 | to | $13.39 | $ | 95 | - | 0.35% | to | 1.75% | | 8.44% | |
| 2011 | 5 | $11.99 | to | $12.15 | $ | 66 | (c) | 0.85% | to | 1.80% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **Neuberger Berman Socially Responsive Fund - Trust Class** | | | | | | | | | | | | | |
| 2013 | 930 | $13.84 | to | $16.45 | $ | 14,445 | 1.19% | 0.00% | to | 1.90% | 35.35% | to | 37.90% |
| 2012 | 779 | $10.12 | to | $11.95 | $ | 8,855 | 0.80% | 0.00% | to | 1.90% | 8.70% | to | 10.88% |
| 2011 | 1,002 | $9.22 | to | $10.81 | $ | 10,377 | 0.73% | 0.00% | to | 1.90% | -4.81% | to | -3.07% |
| 2010 | 660 | $9.77 | to | $11.18 | $ | 7,130 | 0.20% | 0.00% | to | 1.90% | 20.44% | to | 22.19% |
| 2009 | 424 | $8.71 | to | $9.22 | $ | 3,772 | 0.44% | 0.00% | to | 1.70% | 28.30% | to | 30.41% |
| **New Perspective Fund - Class R-3** | | | | | | | | | | | | | |
| 2013 | 110 | $19.96 | to | $22.93 | $ | 2,417 | 0.53% | 0.00% | to | 1.40% | 24.67% | to | 26.41% |
| 2012 | 122 | $15.94 | to | $18.14 | $ | 2,123 | 0.61% | 0.00% | to | 1.45% | 18.68% | to | 20.37% |
| 2011 | 236 | $13.33 | to | $15.07 | $ | 3,477 | 0.67% | 0.00% | to | 1.55% | -9.32% | to | -7.89% |
| 2010 | 266 | $14.70 | to | $16.36 | $ | 4,250 | 0.76% | 0.00% | to | 1.55% | 10.61% | to | 12.36% |
| 2009 | 272 | $13.29 | to | $14.56 | $ | 3,881 | 1.16% | 0.00% | to | 1.55% | 35.19% | to | 37.10% |
| **New Perspective Fund - Class R-4** | | | | | | | | | | | | | |
| 2013 | 5,241 | $12.84 | to | $24.03 | $ | 114,954 | 0.86% | 0.00% | to | 1.50% | 24.88% | to | 26.81% |
| 2012 | 5,050 | $10.22 | to | $18.95 | $ | 88,013 | 1.22% | 0.00% | to | 1.50% | 18.94% | to | 20.87% |
| 2011 | 4,619 | $8.77 | to | $15.69 | $ | 67,062 | 1.04% | 0.00% | to | 1.50% | -8.98% | to | -7.65% |
| 2010 | 4,588 | $9.50 | to | $16.99 | $ | 72,675 | 1.13% | 0.00% | to | 1.50% | 11.05% | to | 12.74% |
| 2009 | 4,201 | $8.34 | to | $15.07 | $ | 59,419 | 1.48% | 0.00% | to | 1.50% | 35.41% | to | 37.52% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Oppenheimer Capital Appreciation Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 7 | $14.53 | to | $15.42 | $ | 106 | - | 0.60% | to | 1.20% | 27.79% | to | 28.50% |
| 2012 | 44 | $11.27 | to | $12.00 | $ | 520 | 0.65% | 0.60% | to | 1.30% | 12.14% | to | 12.99% |
| 2011 | 39 | $10.05 | to | $10.62 | $ | 400 | 0.23% | 0.60% | to | 1.30% | -2.80% | to | -2.12% |
| 2010 | 43 | $10.23 | to | $10.85 | $ | 456 | - | 0.60% | to | 1.45% | 7.57% | to | 8.50% |
| 2009 | 55 | $9.46 | to | $10.03 | $ | 538 | - | 0.55% | to | 1.55% | 41.41% | to | 42.67% |
| **Oppenheimer Developing Markets Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 4,033 | $12.12 | to | $92.59 | $ | 280,181 | 0.10% | 0.00% | to | 1.75% | 6.49% | to | 8.38% |
| 2012 | 4,295 | $11.29 | to | $85.45 | $ | 275,812 | 0.41% | 0.00% | to | 1.75% | 18.73% | to | 20.87% |
| 2011 | 4,737 | $9.42 | to | $70.71 | $ | 259,497 | 1.67% | 0.00% | to | 1.75% | -19.52% | to | -18.09% |
| 2010 | 4,842 | $11.61 | to | $86.33 | $ | 325,715 | 0.15% | 0.00% | to | 1.95% | 24.54% | to | 26.97% |
| 2009 | 4,581 | $9.22 | to | $67.99 | $ | 241,957 | 0.54% | 0.00% | to | 1.95% | 78.72% | to | 81.84% |
| **Oppenheimer Developing Markets Fund - Class Y** | | | | | | | | | | | | | |
| 2013 | 3,321 | $11.78 | to | $11.85 | $ | 39,124 | 0.46% | 0.00% | to | 0.45% | 8.17% | to | 8.62% |
| 2012 | 3,248 | $10.89 | to | $10.91 | $ | 35,375 | (d) | 0.00% | to | 0.45% | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| **Oppenheimer Gold & Special Minerals Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 3 | $5.79 | to | $6.16 | $ | 15 | - | 0.20% | to | 1.75% | -48.60% | to | -47.88% |
| 2012 | 1 | $11.40 | to | $11.82 | $ | 16 | - | 0.20% | to | 1.45% | | - | |
| 2011 | 1 | $12.79 | to | $12.89 | $ | 7 | - | 0.80% | to | 1.20% | | - | |
| 2010 | 2 | | $17.52 | | $ | 38 | (b) | | 0.60% | | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| **Oppenheimer International Bond Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 13 | $10.79 | to | $11.17 | $ | 141 | 3.72% | 0.70% | to | 1.60% | -5.57% | to | -4.86% |
| 2012 | 11 | $11.49 | to | $11.74 | $ | 128 | 3.82% | 0.70% | to | 1.45% | 9.22% | to | 9.87% |
| 2011 | 13 | $10.50 | to | $10.65 | $ | 134 | 6.49% | 0.80% | to | 1.55% | -1.77% | to | -1.12% |
| 2010 | 5 | $10.71 | to | $10.76 | $ | 52 | (b) | 0.85% | to | 1.45% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Oppenheimer Discovery Mid Cap Growth Fund/VA** | | | | | | | | | | | | | |
| 2013 | 4 | $6.93 | to | $13.99 | $ | 46 | - | 1.25% | to | 1.50% | 33.78% | to | 34.26% |
| 2012 | 5 | $5.18 | to | $10.42 | $ | 41 | - | 1.25% | to | 1.50% | 14.86% | to | 15.01% |
| 2011 | 2 | $4.51 | to | $9.06 | $ | 11 | - | 1.25% | to | 1.50% | -0.44% | to | -0.11% |
| 2010 | 3 | $4.53 | to | $9.07 | $ | 15 | - | 1.25% | to | 1.50% | 25.48% | to | 25.80% |
| 2009 | 3 | $3.61 | to | $7.21 | $ | 15 | - | 1.25% | to | 1.50% | 30.80% | to | 31.09% |
| **Oppenheimer Global Fund/VA** | | | | | | | | | | | | | |
| 2013 | 8 | $18.96 | to | $35.66 | $ | 261 | 1.23% | 0.50% | to | 1.80% | 25.07% | to | 26.68% |
| 2012 | 9 | $15.16 | to | $28.15 | $ | 226 | 2.31% | 0.50% | to | 1.80% | 19.09% | to | 20.66% |
| 2011 | 10 | $12.73 | to | $23.58 | $ | 207 | 1.23% | 0.40% | to | 1.80% | -9.97% | to | -8.76% |
| 2010 | 12 | $14.14 | to | $25.57 | $ | 281 | 1.44% | 0.50% | to | 1.80% | 13.94% | to | 15.39% |
| 2009 | 13 | $12.41 | to | $22.16 | $ | 273 | 2.31% | 0.50% | to | 1.80% | 37.28% | to | 39.11% |
| **Oppenheimer Global Strategic Income Fund/VA** | | | | | | | | | | | | | |
| 2013 | 5 | $20.30 | to | $22.49 | $ | 99 | 4.81% | 0.60% | to | 1.25% | -1.36% | to | -0.75% |
| 2012 | 5 | $20.58 | to | $22.66 | $ | 109 | 5.58% | 0.60% | to | 1.25% | 12.09% | to | 12.85% |
| 2011 | 5 | $18.36 | to | $20.08 | $ | 106 | 3.67% | 0.60% | to | 1.25% | -0.38% | to | 0.25% |
| 2010 | 6 | $18.43 | to | $20.15 | $ | 112 | 8.33% | 0.55% | to | 1.25% | 13.56% | to | 14.33% |
| 2009 | 6 | $15.86 | to | $17.63 | $ | 104 | 0.96% | 0.55% | to | 1.45% | 17.13% | to | 18.24% |
| **Oppenheimer Main Street Fund®/VA** | | | | | | | | | | | | | |
| 2013 | 6 | $12.74 | to | $14.56 | $ | 77 | 1.39% | 1.25% | to | 1.50% | 29.87% | to | 30.12% |
| 2012 | 7 | $9.81 | to | $11.19 | $ | 67 | 1.52% | 1.25% | to | 1.50% | 15.14% | to | 15.48% |
| 2011 | 8 | $8.52 | to | $9.69 | $ | 65 | 1.44% | 1.25% | to | 1.50% | -1.50% | to | -1.32% |
| 2010 | 8 | $8.65 | to | $9.82 | $ | 74 | 1.37% | 1.25% | to | 1.50% | 14.27% | to | 14.72% |
| 2009 | 9 | $7.57 | to | $8.56 | $ | 72 | 1.48% | 1.25% | to | 1.50% | 26.38% | to | 26.63% |
| **Oppenheimer Main Street Small Cap Fund®/VA** | | | | | | | | | | | | | |
| 2013 | 1,167 | $15.46 | to | $24.07 | $ | 23,499 | 0.83% | 0.00% | to | 1.50% | 38.93% | to | 40.98% |
| 2012 | 718 | $11.06 | to | $17.24 | $ | 10,845 | 0.60% | 0.00% | to | 1.50% | 16.23% | to | 18.00% |
| 2011 | 711 | $9.46 | to | $14.76 | $ | 9,234 | 0.64% | 0.00% | to | 1.50% | -3.62% | to | -2.21% |
| 2010 | 763 | $9.76 | to | $15.25 | $ | 10,224 | 0.59% | 0.00% | to | 1.50% | 21.54% | to | 23.33% |
| 2009 | 737 | $7.97 | to | $12.48 | $ | 8,067 | 0.75% | 0.00% | to | 1.50% | 35.19% | to | 37.31% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Parnassus Equity Income Fund - Investor Shares** | | | | | | | | | | | | | |
| 2013 | 547 | $13.33 | to | $22.01 | $ | 7,389 | 1.50% | 0.15% | to | 1.35% | 32.23% | to | 32.77% |
| 2012 | 59 | $10.04 | to | $16.12 | $ | 622 | 3.31% | 0.95% | to | 1.35% | 13.97% | to | 14.33% |
| 2011 | 3 | | $14.03 | | $ | 42 | (c) | | 1.25% | | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **Pax World Balanced Fund - Individual Investor Class** | | | | | | | | | | | | | |
| 2013 | 3,309 | $11.40 | to | $17.04 | $ | 49,414 | 0.81% | 0.00% | to | 1.50% | 14.64% | to | 16.39% |
| 2012 | 3,574 | $9.88 | to | $14.64 | $ | 46,306 | 1.59% | 0.00% | to | 1.50% | 9.65% | to | 11.29% |
| 2011 | 4,035 | $8.96 | to | $13.16 | $ | 47,486 | 1.30% | 0.00% | to | 1.60% | -3.31% | to | -1.79% |
| 2010 | 4,354 | $9.21 | to | $13.40 | $ | 52,720 | 1.48% | 0.00% | to | 1.65% | 10.10% | to | 11.85% |
| 2009 | 4,954 | $8.30 | to | $11.98 | $ | 54,186 | 1.67% | 0.00% | to | 1.65% | 19.28% | to | 21.42% |
| **PIMCO Real Return Portfolio - Administrative Class** | | | | | | | | | | | | | |
| 2013 | 10,069 | $12.89 | to | $16.22 | $ | 148,758 | 1.37% | 0.00% | to | 1.65% | -10.68% | to | -9.22% |
| 2012 | 16,021 | $14.33 | to | $17.87 | $ | 260,067 | 1.05% | 0.00% | to | 1.65% | 7.10% | to | 8.78% |
| 2011 | 13,442 | $13.30 | to | $16.43 | $ | 201,912 | 5.14% | 0.00% | to | 1.60% | 9.90% | to | 11.69% |
| 2010 | 11,633 | $12.01 | to | $14.71 | $ | 158,235 | 1.44% | 0.00% | to | 1.65% | 6.40% | to | 8.25% |
| 2009 | 8,873 | $11.20 | to | $13.61 | $ | 112,730 | 2.96% | 0.00% | to | 1.65% | 16.42% | to | 18.41% |
| **Pioneer Equity Income Fund - Class Y** | | | | | | | | | | | | | |
| 2013 | 358 | | $12.71 | | $ | 4,551 | 2.90% | | 0.95% | | | 28.00% | |
| 2012 | 111 | | $9.93 | | $ | 1,099 | (d) | | 0.95% | | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| **Pioneer High Yield Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 108 | $16.32 | to | $19.03 | $ | 1,966 | 4.83% | 0.20% | to | 1.75% | 10.34% | to | 12.07% |
| 2012 | 133 | $14.79 | to | $16.98 | $ | 2,178 | 4.74% | 0.20% | to | 1.75% | 12.99% | to | 14.73% |
| 2011 | 303 | $13.09 | to | $14.80 | $ | 4,359 | 5.30% | 0.20% | to | 1.75% | -3.47% | to | -1.92% |
| 2010 | 338 | $13.37 | to | $15.09 | $ | 4,956 | 5.25% | 0.20% | to | 1.95% | 15.26% | to | 17.34% |
| 2009 | 373 | $11.60 | to | $12.86 | $ | 4,675 | 6.97% | 0.20% | to | 1.95% | 59.16% | to | 61.76% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Pioneer Strategic Income Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 110 | $11.89 | to | $12.55 | $ | 1,357 | 4.17% | 0.20% | to | 1.60% | -0.08% | to | 1.29% |
| 2012 | 124 | $11.90 | to | $12.39 | $ | 1,519 | 3.51% | 0.20% | to | 1.60% | 10.11% | to | 11.02% |
| 2011 | 22 | $10.98 | to | $11.16 | $ | 248 | (c) | 0.20% | to | 1.05% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **Pioneer Emerging Markets VCT Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 1,506 | $6.71 | to | $9.13 | $ | 12,937 | 1.12% | 0.00% | to | 1.60% | -3.52% | to | -1.93% |
| 2012 | 1,799 | $6.91 | to | $9.31 | $ | 15,901 | 0.52% | 0.00% | to | 1.60% | 10.18% | to | 12.03% |
| 2011 | 2,217 | $6.23 | to | $8.32 | $ | 17,672 | 0.28% | 0.00% | to | 1.60% | -24.59% | to | -23.35% |
| 2010 | 2,736 | $8.20 | to | $10.86 | $ | 28,736 | 0.46% | 0.00% | to | 1.65% | 14.02% | to | 16.03% |
| 2009 | 3,007 | $7.13 | to | $9.37 | $ | 27,443 | 1.14% | 0.00% | to | 1.70% | 71.95% | to | 74.81% |
| **Pioneer High Yield VCT Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 1,731 | $14.70 | to | $19.47 | $ | 30,910 | 5.41% | 0.00% | to | 1.50% | 10.38% | to | 12.02% |
| 2012 | 1,725 | $13.24 | to | $17.39 | $ | 27,738 | 9.42% | 0.00% | to | 1.50% | 14.34% | to | 16.06% |
| 2011 | 1,673 | $11.51 | to | $14.89 | $ | 23,415 | 5.53% | 0.00% | to | 1.50% | -3.16% | to | -1.66% |
| 2010 | 1,601 | $11.81 | to | $15.12 | $ | 22,990 | 5.40% | 0.00% | to | 1.50% | 16.30% | to | 18.06% |
| 2009 | 1,618 | $10.08 | to | $13.03 | $ | 19,842 | 7.77% | 0.00% | to | 1.50% | 57.99% | to | 60.47% |
| **Columbia Diversified Equity Income Fund - Class K** | | | | | | | | | | | | | |
| 2013 | 769 | $12.08 | to | $13.15 | $ | 9,646 | 1.51% | 0.00% | to | 1.50% | 28.78% | to | 30.93% |
| 2012 | 751 | $9.38 | to | $10.05 | $ | 7,268 | 2.27% | 0.00% | to | 0.80% | 13.29% | to | 14.65% |
| 2011 | 699 | $8.28 | to | $8.74 | $ | 5,931 | 0.88% | 0.00% | to | 0.80% | -6.44% | to | -5.70% |
| 2010 | 610 | $8.85 | to | $9.21 | $ | 5,489 | 1.02% | 0.00% | to | 0.80% | 14.49% | to | 15.17% |
| 2009 | 443 | $7.73 | to | $7.92 | $ | 3,455 | (a) | 0.00% | to | 1.10% | | (a) | |
| **Royce Total Return Fund - K Class** | | | | | | | | | | | | | |
| 2013 | - | | $18.06 | | $ | 2 | - | | 1.40% | | | 30.40% | |
| 2012 | - | | $13.85 | | $ | 1 | (f) | | 1.40% | | | (f) | |
| 2011 | - | | $12.31 | | | - | (c) | | 1.30% | | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |

297

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **SMALLCAP World Fund® - Class R-4** | | | | | | | | | | | | | |
| 2013 | 902 | $13.10 | to | $14.26 | $ | 12,144 | - | 0.00% | to | 1.50% | 27.43% | to | 29.40% |
| 2012 | 755 | $10.28 | to | $11.02 | $ | 7,942 | 1.55% | 0.00% | to | 1.50% | 20.23% | to | 22.04% |
| 2011 | 764 | $8.55 | to | $9.03 | $ | 6,672 | 0.38% | 0.00% | to | 1.50% | -15.60% | to | -14.33% |
| 2010 | 681 | $10.13 | to | $10.54 | $ | 6,996 | 1.98% | 0.00% | to | 1.50% | 23.09% | to | 24.88% |
| 2009 | 325 | $8.23 | to | $8.44 | $ | 2,698 | 1.34% | 0.00% | to | 1.50% | 51.29% | to | 53.28% |
| **T. Rowe Price Mid-Cap Value Fund - R Class** | | | | | | | | | | | | | |
| 2013 | 40 | $21.36 | to | $24.42 | $ | 928 | 0.23% | 0.00% | to | 1.35% | 29.49% | to | 30.42% |
| 2012 | 44 | $16.61 | to | $18.49 | $ | 777 | 0.86% | 0.10% | to | 1.30% | 17.39% | to | 18.91% |
| 2011 | 42 | $14.15 | to | $15.55 | $ | 625 | 0.42% | 0.10% | to | 1.30% | -6.48% | to | -5.41% |
| 2010 | 51 | $15.13 | to | $16.44 | $ | 803 | 1.11% | 0.10% | to | 1.30% | 14.36% | to | 15.77% |
| 2009 | 73 | $13.23 | to | $14.20 | $ | 999 | 0.82% | 0.10% | to | 1.30% | 44.12% | to | 45.46% |
| **T. Rowe Price Value Fund - Advisor Class** | | | | | | | | | | | | | |
| 2013 | 17 | | $16.36 | | $ | 285 | 1.17% | | 1.00% | | | 35.54% | |
| 2012 | 19 | | $12.07 | | $ | 226 | 1.50% | | 1.00% | | | 17.99% | |
| 2011 | 17 | | $10.23 | | $ | 173 | 1.19% | | 1.00% | | | -3.13% | |
| 2010 | 15 | | $10.56 | | $ | 163 | 2.21% | | 1.00% | | | 14.66% | |
| 2009 | 12 | | $9.21 | | $ | 109 | 2.61% | | 1.00% | | | 35.64% | |
| **Templeton Foreign Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 94 | $12.19 | to | $19.97 | $ | 1,820 | 1.60% | 0.35% | to | 1.75% | 25.07% | to | 26.71% |
| 2012 | 77 | $9.79 | to | $15.76 | $ | 1,174 | 2.21% | 0.35% | to | 1.65% | 16.61% | to | 18.14% |
| 2011 | 84 | $11.94 | to | $13.34 | $ | 1,088 | 2.74% | 0.35% | to | 1.75% | -14.22% | to | -13.04% |
| 2010 | 74 | $13.92 | to | $15.34 | $ | 1,103 | 1.69% | 0.35% | to | 1.75% | 6.58% | to | 7.92% |
| 2009 | 84 | $13.06 | to | $14.02 | $ | 1,146 | 1.77% | 0.55% | to | 1.75% | 47.07% | to | 48.99% |
| **Templeton Global Bond Fund - Advisor Class** | | | | | | | | | | | | | |
| 2013 | 3,706 | $10.76 | to | $10.83 | $ | 39,880 | 4.38% | 0.00% | to | 0.45% | 1.89% | to | 2.46% |
| 2012 | 3,507 | $10.56 | to | $10.57 | $ | 37,035 | (d) | 0.00% | to | 0.45% | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Templeton Global Bond Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 8,567 | $10.78 | to | $35.87 | $ | 200,725 | 4.05% | 0.00% | to | 1.50% | 0.69% | to | 2.24% |
| 2012 | 8,916 | $10.72 | to | $35.09 | $ | 204,498 | 5.98% | 0.00% | to | 1.50% | 14.03% | to | 15.85% |
| 2011 | 9,995 | $9.37 | to | $30.30 | $ | 209,387 | 6.17% | 0.95% | to | 1.50% | -3.81% | to | -2.38% |
| 2010 | 9,629 | $13.96 | to | $31.04 | $ | 207,794 | 5.51% | 0.00% | to | 1.50% | 10.99% | to | 12.71% |
| 2009 | 8,132 | $12.49 | to | $27.54 | $ | 155,610 | 4.38% | 0.00% | to | 1.50% | 17.11% | to | 18.86% |
| **Thornburg International Value Fund - Class R4** | | | | | | | | | | | | | |
| 2013 | 3 | $13.17 | to | $13.56 | $ | 46 | - | 0.60% | to | 1.35% | | 13.73% | |
| 2012 | 3 | $11.58 | to | $11.73 | $ | 34 | (f) | 0.90% | to | 1.35% | | (f) | |
| 2011 | 5 | $10.28 | to | $10.31 | $ | 55 | (c) | 0.60% | to | 0.75% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **USAA Precious Metals and Minerals Fund - Adviser Shares** | | | | | | | | | | | | | |
| 2013 | 1,843 | $3.61 | to | $3.76 | $ | 6,749 | - | 0.00% | to | 1.50% | -52.19% | to | -51.42% |
| 2012 | 1,062 | $7.55 | to | $7.74 | $ | 8,081 | - | 0.00% | to | 1.50% | -13.42% | to | -12.05% |
| 2011 | 552 | $8.71 | to | $8.80 | $ | 4,823 | (c) | 0.00% | to | 1.50% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **Diversified Value Portfolio** | | | | | | | | | | | | | |
| 2013 | 5 | $17.68 | to | $19.57 | $ | 107 | 2.06% | 0.95% | to | 2.00% | 26.83% | to | 28.16% |
| 2012 | 6 | $13.94 | to | $15.27 | $ | 87 | 2.37% | 0.95% | to | 2.00% | 14.17% | to | 15.42% |
| 2011 | 6 | $12.21 | to | $13.23 | $ | 82 | 2.38% | 0.95% | to | 2.00% | 1.92% | to | 2.96% |
| 2010 | 7 | $11.98 | to | $12.85 | $ | 86 | 2.35% | 0.95% | to | 2.00% | 7.16% | to | 8.26% |
| 2009 | 7 | $11.18 | to | $11.87 | $ | 84 | 3.66% | 0.95% | to | 2.00% | | 25.74% | |
| **Equity Income Portfolio** | | | | | | | | | | | | | |
| 2013 | 12 | $18.44 | to | $20.31 | $ | 245 | 3.47% | 1.00% | to | 2.00% | 27.52% | to | 28.37% |
| 2012 | 29 | $14.46 | to | $15.64 | $ | 446 | 2.51% | 1.10% | to | 2.00% | 11.15% | to | 12.20% |
| 2011 | 25 | $13.01 | to | $14.00 | $ | 351 | 2.45% | 1.05% | to | 2.00% | 8.06% | to | 9.08% |
| 2010 | 24 | $12.04 | to | $12.78 | $ | 303 | 2.65% | 1.10% | to | 2.00% | 12.42% | to | 13.40% |
| 2009 | 20 | $10.71 | to | $11.27 | $ | 225 | 4.10% | 1.10% | to | 2.00% | 15.20% | to | 15.47% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Small Company Growth Portfolio** | | | | | | | | | | | | | |
| 2013 | 1 | $21.36 | to | $23.65 | $ | 23 | - | 0.95% | to | 2.00% | 43.64% | to | 45.18% |
| 2012 | 2 | $14.87 | to | $16.29 | $ | 25 | - | 0.95% | to | 2.00% | 12.40% | to | 13.60% |
| 2011 | 6 | $13.23 | to | $14.34 | $ | 92 | - | 0.95% | to | 2.00% | -0.68% | to | 0.35% |
| 2010 | 8 | $13.32 | to | $14.29 | $ | 110 | - | 0.95% | to | 2.00% | 29.19% | to | 30.62% |
| 2009 | 9 | $10.31 | to | $10.94 | $ | 93 | 1.27% | 0.95% | to | 2.00% | 37.60% | to | 37.96% |
| **Victory Small Company Opportunity Fund - Class R** | | | | | | | | | | | | | |
| 2013 | 1 | $18.08 | to | $18.40 | $ | 20 | - | 0.80% | to | 1.25% | 30.92% | to | 31.05% |
| 2012 | 1 | $13.81 | to | $14.07 | $ | 13 | - | 0.60% | to | 1.25% | | 11.23% | |
| 2011 | - | | $12.65 | | $ | 1 | (c) | | 0.60% | | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **Wanger International** | | | | | | | | | | | | | |
| 2013 | 3,586 | $11.63 | to | $13.66 | $ | 46,354 | 2.71% | 0.00% | to | 1.60% | 20.51% | to | 22.40% |
| 2012 | 3,149 | $9.59 | to | $11.16 | $ | 33,558 | 1.33% | 0.00% | to | 1.60% | 19.74% | to | 21.64% |
| 2011 | 2,787 | $7.96 | to | $9.18 | $ | 24,628 | 5.06% | 0.00% | to | 1.50% | -15.91% | to | -14.60% |
| 2010 | 2,483 | $9.42 | to | $10.75 | $ | 25,898 | 2.55% | 0.00% | to | 1.55% | 23.00% | to | 25.03% |
| 2009 | 1,714 | $7.59 | to | $8.61 | $ | 14,434 | 3.47% | 0.00% | to | 1.55% | 47.42% | to | 49.80% |
| **Wanger Select** | | | | | | | | | | | | | |
| 2013 | 4,455 | $12.71 | to | $23.40 | $ | 96,025 | 0.28% | 0.00% | to | 1.75% | 32.27% | to | 34.62% |
| 2012 | 5,096 | $9.53 | to | $17.39 | $ | 82,307 | 0.44% | 0.00% | to | 1.75% | 16.36% | to | 18.47% |
| 2011 | 5,695 | $8.12 | to | $14.68 | $ | 78,376 | 2.26% | 0.00% | to | 1.75% | -19.10% | to | -17.67% |
| 2010 | 6,108 | $9.95 | to | $17.83 | $ | 102,870 | 0.53% | 0.00% | to | 1.75% | 24.65% | to | 26.60% |
| 2009 | 5,121 | $7.92 | to | $14.09 | $ | 68,682 | - | 0.00% | to | 1.50% | 63.80% | to | 66.19% |
| **Wanger USA** | | | | | | | | | | | | | |
| 2013 | 3,280 | $13.20 | to | $24.83 | $ | 73,254 | 0.14% | 0.00% | to | 1.75% | 31.46% | to | 33.78% |
| 2012 | 3,344 | $9.97 | to | $18.69 | $ | 56,213 | 0.36% | 0.00% | to | 1.75% | 18.15% | to | 20.04% |
| 2011 | 2,848 | $9.63 | to | $15.69 | $ | 40,134 | - | 0.00% | to | 1.50% | -4.88% | to | -3.46% |
| 2010 | 2,442 | $10.06 | to | $16.37 | $ | 35,896 | - | 0.00% | to | 1.50% | 21.50% | to | 23.35% |
| 2009 | 2,016 | $8.22 | to | $13.36 | $ | 24,191 | - | 0.00% | to | 1.50% | 40.12% | to | 42.34% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Washington Mutual Investors Fund - Class R-3** | | | | | | | | | | | | | |
| 2013 | 260 | $16.35 | to | $19.06 | $ | 4,722 | 1.98% | 0.00% | to | 1.55% | 29.45% | to | 31.45% |
| 2012 | 317 | $12.63 | to | $14.50 | $ | 4,381 | 1.92% | 0.00% | to | 1.55% | 10.40% | to | 12.06% |
| 2011 | 361 | $11.44 | to | $12.94 | $ | 4,465 | 1.96% | 0.00% | to | 1.55% | 5.05% | to | 6.68% |
| 2010 | 389 | $10.89 | to | $12.13 | $ | 4,515 | 1.98% | 0.00% | to | 1.55% | 11.12% | to | 13.05% |
| 2009 | 406 | $9.80 | to | $10.73 | $ | 4,173 | 2.80% | 0.00% | to | 1.55% | 16.81% | to | 18.56% |
| **Washington Mutual Investors Fund - Class R-4** | | | | | | | | | | | | | |
| 2013 | 6,678 | $13.18 | to | $19.59 | $ | 118,569 | 2.35% | 0.00% | to | 1.50% | 29.82% | to | 31.93% |
| 2012 | 6,972 | $10.09 | to | $14.88 | $ | 94,956 | 2.25% | 0.00% | to | 1.50% | 10.80% | to | 12.47% |
| 2011 | 7,177 | $9.05 | to | $13.14 | $ | 87,837 | 2.21% | 0.00% | to | 1.50% | 5.41% | to | 6.90% |
| 2010 | 7,137 | $8.54 | to | $12.26 | $ | 82,473 | 2.28% | 0.00% | to | 1.50% | 11.57% | to | 13.43% |
| 2009 | 7,276 | $7.59 | to | $11.00 | $ | 74,999 | 3.08% | 0.00% | to | 1.50% | 17.25% | to | 18.92% |
| **Wells Fargo Advantage Small Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 8 | | $14.76 | | $ | 115 | - | | 1.00% | | | 13.80% | |
| 2012 | 10 | | $12.97 | | $ | 135 | 0.82% | | 1.00% | | | 12.00% | |
| 2011 | 9 | | $11.58 | | $ | 108 | - | | 1.00% | | | -8.46% | |
| 2010 | 9 | | $12.65 | | $ | 118 | 0.97% | | 1.00% | | | 18.11% | |
| 2009 | 8 | | $10.71 | | $ | 88 | - | | 1.00% | | | 50.42% | |
| **Wells Fargo Advantage Special Small Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 3,477 | $14.97 | to | $38.91 | $ | 118,565 | 0.12% | 0.00% | to | 1.50% | 36.00% | to | 38.06% |
| 2012 | 3,766 | $10.94 | to | $28.21 | $ | 94,083 | - | 0.00% | to | 1.50% | 11.78% | to | 13.50% |
| 2011 | 4,004 | $9.73 | to | $24.89 | $ | 89,066 | - | 0.00% | to | 1.55% | -3.69% | to | -2.15% |
| 2010 | 4,325 | $10.04 | to | $25.47 | $ | 99,165 | - | 0.00% | to | 1.55% | 20.70% | to | 22.54% |
| 2009 | 4,381 | $8.26 | to | $20.79 | $ | 82,713 | 0.41% | 0.00% | to | 1.55% | 27.90% | to | 29.91% |

(a)  As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.

(b)  As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.

(c)  As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

(d)  As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(e)  As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(f)  As investment Division is wholly comprised of new Contracts at December 31, 2012, this data is not meaningful and is therefore not presented

**A** The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

**B** The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**C** Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**

**Report of Independent Registered Public Accounting Firm**

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2014

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Balance Sheets**
**December 31, 2013 and 2012**
(In millions, except per share data)

| | | December 31, | | |
|---|---|---|---|---|
| | | **2013** | | **2012** |
| **Assets** | | | | |
| Investments: | | | | |
| Fixed maturities, available-for-sale, at fair value (amortized cost of $19,096.7 at 2013 and $18,458.7 at 2012) | $ | 19,944.4 | $ | 20,690.8 |
| Fixed maturities, at fair value using the fair value option | | 621.3 | | 544.7 |
| Equity securities, available-for-sale, at fair value (cost of $119.4 at 2013 and $129.3 at 2012) | | 134.9 | | 142.8 |
| Short-term investments | | 15.0 | | 679.8 |
| Mortgage loans on real estate, net of valuation allowance of $1.2 at 2013 and $1.3 at 2012 | | 3,396.1 | | 2,872.7 |
| Policy loans | | 242.0 | | 240.9 |
| Limited partnerships/corporations | | 180.9 | | 179.6 |
| Derivatives | | 464.4 | | 512.7 |
| Securities pledged (amortized cost of $137.9 at 2013 and $207.2 at 2012) | | 140.1 | | 219.7 |
| Total investments | | 25,139.1 | | 26,083.7 |
| Cash and cash equivalents | | 378.9 | | 363.4 |
| Short-term investments under securities loan agreement, including collateral delivered | | 135.8 | | 186.1 |
| Accrued investment income | | 285.0 | | 273.0 |
| Receivable for securities sold | | 5.5 | | 3.9 |
| Reinsurance recoverable | | 2,016.6 | | 2,153.7 |
| Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners | | 1,189.7 | | 695.0 |
| Notes receivable from affiliate | | 175.0 | | 175.0 |
| Due from affiliates | | 62.9 | | 99.8 |
| Property and equipment | | 78.4 | | 81.8 |
| Other assets | | 108.5 | | 101.1 |
| Assets held in separate accounts | | 60,104.9 | | 53,655.3 |
| Total assets | $ | 89,680.3 | $ | 83,871.8 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Balance Sheets**
**December 31, 2013 and 2012)**
(In millions, except per share data)

|  | December 31, | |
|  | 2013 | 2012 |
|---|---|---|
| **Liabilities and Shareholder's Equity** | | |
| Future policy benefits and contract owner account balances | $ 24,589.6 | $ 24,191.2 |
| Payable for securities purchased | 13.7 | — |
| Payables under securities loan agreement, including collateral held | 264.4 | 353.2 |
| Long-term debt | 4.9 | 4.9 |
| Due to affiliates | 121.6 | 95.1 |
| Derivatives | 216.6 | 346.8 |
| Current income tax payable to Parent | 74.1 | 32.1 |
| Deferred income taxes | 190.1 | 507.1 |
| Other liabilities | 347.0 | 424.7 |
| Liabilities related to separate accounts | 60,104.9 | 53,655.3 |
| Total liabilities | 85,926.9 | 79,610.4 |
| | | |
| Shareholder's equity: | | |
| Common stock (100,000 shares authorized, 55,000 issued and outstanding; $50 par value per share) | 2.8 | 2.8 |
| Additional paid-in capital | 3,953.3 | 4,217.2 |
| Accumulated other comprehensive income (loss) | 495.4 | 1,023.0 |
| Retained earnings (deficit) | (698.1) | (981.6) |
| Total shareholder's equity | 3,753.4 | 4,261.4 |
| Total liabilities and shareholder's equity | $ 89,680.3 | $ 83,871.8 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Statements of Operations**
**For the Years Ended December 31, 2013, 2012 and 2011**
(In millions)

| | | Year Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2013 | | 2012 | | 2011 |
| **Revenues:** | | | | | | |
| Net investment income | $ | 1,367.0 | $ | 1,348.8 | $ | 1,420.9 |
| Fee income | | 744.3 | | 648.8 | | 614.0 |
| Premiums | | 37.3 | | 36.0 | | 33.9 |
| Broker-dealer commission revenue | | 242.1 | | 225.5 | | 218.3 |
| Net realized capital gains (losses): | | | | | | |
| Total other-than-temporary impairments | | (9.4) | | (14.1) | | (116.8) |
| Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss) | | (3.5) | | (3.2) | | (9.5) |
| Net other-than-temporary impairments recognized in earnings | | (5.9) | | (10.9) | | (107.3) |
| Other net realized capital gains (losses) | | (136.3) | | 70.2 | | (108.5) |
| Total net realized capital gains (losses) | | (142.2) | | 59.3 | | (215.8) |
| Other revenue | | (1.8) | | — | | 14.5 |
| Total revenues | | 2,246.7 | | 2,318.4 | | 2,085.8 |
| **Benefits and expenses:** | | | | | | |
| Interest credited and other benefits to contract owners/ policyholders | | 747.1 | | 746.7 | | 763.4 |
| Operating expenses | | 707.7 | | 696.5 | | 692.0 |
| Broker-dealer commission expense | | 242.1 | | 225.5 | | 218.3 |
| Net amortization of deferred policy acquisition costs and value of business acquired | | 58.3 | | 131.1 | | 94.2 |
| Interest expense | | 1.0 | | 2.0 | | 2.6 |
| Total benefits and expenses | | 1,756.2 | | 1,801.8 | | 1,770.5 |
| Income (loss) before income taxes | | 490.5 | | 516.6 | | 315.3 |
| Income tax expense (benefit) | | 207.0 | | 191.2 | | (5.0) |
| Net income (loss) | $ | 283.5 | $ | 325.4 | $ | 320.3 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Statements of Comprehensive Income**
**For the Years Ended December 31, 2013, 2012 and 2011**
(In millions)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2013 | 2012 | 2011 |
| Net income (loss) | $ 283.5 | $ 325.4 | $ 320.3 |
| Other comprehensive income (loss), before tax: | | | |
| Unrealized gains/losses on securities | (907.4) | 408.7 | 483.8 |
| Other-than-temporary impairments | 2.7 | 10.6 | 21.3 |
| Pension and other postretirement benefits liability | (2.2) | (2.2) | 7.6 |
| Other comprehensive income (loss), before tax | (906.9) | 417.1 | 512.7 |
| Income tax expense (benefit) related to items of other comprehensive income (loss) | (379.3) | 141.6 | 155.7 |
| Other comprehensive income (loss), after tax | (527.6) | 275.5 | 357.0 |
| Comprehensive income (loss) | $ (244.1) | $ 600.9 | $ 677.3 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Statements of Changes in Shareholder's Equity**
**For the Years Ended December 31, 2013, 2012 and 2011**
(In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at January 1, 2011 | $ 2.8 | $ 4,326.0 | $ 390.5 | $ (1,627.3) | $ 3,092.0 |
| Comprehensive income (loss): | | | | | |
| Net income (loss) | — | — | — | 320.3 | 320.3 |
| Other comprehensive income (loss), after tax | — | — | 357.0 | — | 357.0 |
| Total comprehensive income (loss) | | | | | 677.3 |
| Dividends paid and return of capital distribution | — | — | — | — | — |
| Contribution of capital | — | 201.0 | — | — | 201.0 |
| Employee related benefits | — | 6.0 | — | — | 6.0 |
| Balance at December 31, 2011 | 2.8 | 4,533.0 | 747.5 | (1,307.0) | 3,976.3 |
| Comprehensive income (loss): | | | | | |
| Net income (loss) | — | — | — | 325.4 | 325.4 |
| Other comprehensive income (loss), after tax | — | — | 275.5 | — | 275.5 |
| Total comprehensive income (loss) | | | | | 600.9 |
| Dividends paid and return of capital distribution | — | (340.0) | — | — | (340.0) |
| Contribution of capital | — | — | — | — | — |
| Employee related benefits | — | 24.2 | — | — | 24.2 |
| Balance at December 31, 2012 | 2.8 | 4,217.2 | 1,023.0 | (981.6) | 4,261.4 |
| Comprehensive income (loss): | | | | | |
| Net income (loss) | — | — | — | 283.5 | 283.5 |
| Other comprehensive income (loss), after tax | — | — | (527.6) | — | (527.6) |
| Total comprehensive income (loss) | | | | | (244.1) |
| Dividends paid and return of capital distribution | — | (264.0) | — | — | (264.0) |
| Contribution of capital | — | — | — | — | — |
| Employee related benefits | — | 0.1 | — | — | 0.1 |
| Balance at December 31, 2013 | $ 2.8 | $ 3,953.3 | $ 495.4 | $ (698.1) | $ 3,753.4 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Statements of Cash Flows**
**For the Years Ended December 31, 2013, 2012 and 2011**
(In millions)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2013** | **2012** | **2011** |
| **Cash Flows from Operating Activities:** | | | |
| Net income (loss) | $ 283.5 | $ 325.4 | $ 320.3 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements | (79.5) | (88.1) | (88.9) |
| Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements | 60.1 | 133.1 | 97.7 |
| Net accretion/amortization of discount/premium | 24.4 | 20.7 | 37.0 |
| Future policy benefits, claims reserves and interest credited | 559.9 | 569.9 | 639.0 |
| Deferred income tax expense (benefit) | 62.3 | 9.5 | (65.3) |
| Net realized capital (gains) losses | 142.2 | (59.3) | 215.8 |
| Depreciation | 3.6 | 3.5 | 3.5 |
| Change in: | | | |
| Accrued investment income | (12.0) | (12.8) | (19.7) |
| Reinsurance recoverable | 137.1 | 122.6 | 79.6 |
| Other receivables and asset accruals | (7.3) | (44.8) | (3.5) |
| Due to/from affiliates | 63.4 | (77.8) | 54.3 |
| Other payables and accruals | (35.7) | 125.0 | (91.9) |
| Other, net | (18.5) | 60.9 | (64.8) |
| Net cash provided by operating activities | 1,183.5 | 1,087.8 | 1,113.1 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Statements of Cash Flows**
**For the Years Ended December 31, 2013, 2012 and 2011**
(In millions)

| | | Year Ended December 31, | |
| --- | --- | --- | --- |
| | 2013 | 2012 | 2011 |
| **Cash Flows from Investing Activities:** | | | |
| Proceeds from the sale, maturity, disposal or redemption of: | | | |
| Fixed maturities | 3,618.7 | 3,868.7 | 6,468.5 |
| Equity securities, available-for-sale | 0.7 | 2.4 | 63.1 |
| Mortgage loans on real estate | 270.9 | 492.2 | 332.8 |
| Limited partnerships/corporations | 35.1 | 339.4 | 93.0 |
| Acquisition of: | | | |
| Fixed maturities | (4,368.6) | (5,484.7) | (7,662.0) |
| Equity securities, available-for-sale | (9.2) | (0.7) | (5.7) |
| Mortgage loans on real estate | (794.2) | (991.3) | (863.1) |
| Limited partnerships/corporations | (20.0) | (46.1) | (68.5) |
| Derivatives, net | (276.6) | (36.4) | (78.6) |
| Policy loans, net | (1.1) | 5.0 | 7.1 |
| Short-term investments, net | 664.9 | (463.0) | 5.3 |
| Loan-Dutch State obligation, net | — | 416.8 | 122.4 |
| Collateral (delivered) received, net | (38.5) | 57.1 | 105.3 |
| Purchases of fixed assets, net | (0.2) | (0.6) | (0.8) |
| Net cash used in investing activities | (918.1) | (1,841.2) | (1,481.2) |
| **Cash Flows from Financing Activities:** | | | |
| Deposits received for investment contracts | $ 2,723.4 | $ 2,884.3 | $ 3,115.4 |
| Maturities and withdrawals from investment contracts | (2,709.3) | (2,292.6) | (2,403.6) |
| Short-term loans to affiliates, net | — | 648.0 | (343.9) |
| Short-term repayments of repurchase agreements, net | — | — | (214.7) |
| Dividends paid and return of capital distribution | (264.0) | (340.0) | — |
| Capital contribution from parent | — | — | 201.0 |
| Net cash (used in) provided by financing activities | (249.9) | 899.7 | 354.2 |
| Net increase (decrease) in cash and cash equivalents | 15.5 | 146.3 | (13.9) |
| Cash and cash equivalents, beginning of year | 363.4 | 217.1 | 231.0 |
| Cash and cash equivalents, end of year | $ 378.9 | $ 363.4 | $ 217.1 |
| **Supplemental cash flow information:** | | | |
| Income taxes paid, net | $ 102.6 | $ 170.1 | $ 108.4 |
| Interest paid | — | — | 0.3 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

### 1.    Business, Basis of Presentation and Significant Accounting Policies

*Business*

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the State of Connecticut. ILIAC and its wholly owned subsidiaries (collectively, "the Company") provide financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

In 2009, ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange, announced the anticipated separation of its global banking and insurance businesses, including the divestiture of ING U.S., Inc., which together with its subsidiaries, including the Company, constituted ING's U.S.-based retirement, investment management and insurance operations. On May 2, 2013, the common stock of ING U.S., Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, ING U.S., Inc. completed its initial public offering of common stock, including the issuance and sale by ING U.S., Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING Group and previously the sole stockholder of ING U.S., Inc., of 44,201,773 shares of outstanding common stock of ING U.S., Inc. (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of ING U.S., Inc. common stock to ING Group.

On October 29, 2013, ING Group completed a sale of 37,950,000 shares of common stock of ING U.S., Inc. in a registered public offering, reducing ING Group's ownership of ING U.S., Inc. to 57%.

On March 25, 2014, ING Group completed a sale of 30,475,000 shares of common stock of ING U.S., Inc. in a registered public offering. On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING Group and ING U.S., Inc., ING U.S., Inc. acquired 7,255,853 shares of its common stock from ING Group (the "Direct Share Buyback") (the offering and the Direct Share Buyback collectively, the "Transactions"). Upon completion of the Transactions, ING Group's ownership of ING U.S., Inc. was reduced to approximately 43%.

ILIAC is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "the Parent"), which is a direct, wholly owned subsidiary of ING U.S., Inc.

On April 11, 2013, ING U.S., Inc. announced plans to rebrand as Voya Financial, and in January 2014, ING U.S., Inc. announced additional details regarding the operational and legal work associated with the rebranding. Based on current expectations, ING U.S., Inc. will change its legal name to Voya Financial, Inc. in April 2014; and in May 2014 its Investment Management and Employee Benefits businesses will begin using the Voya Financial brand. In September 2014, ING U.S.'s remaining businesses will begin using the Voya Financial brand and all remaining ING U.S. legal entities that currently have names incorporating the "ING" brand, including the Company, will change their names to reflect the Voya brand. ING U.S., Inc. anticipates that the process of changing all marketing materials, operating materials and legal entity names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

The Company offers qualified and nonqualified annuity contracts and funding agreements that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets") and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, dedicated career agents and financial planners.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts and funding agreements. Company products also include programs offered to qualified retirement plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

### *Basis of Presentation*

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of ILIAC and its wholly owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). Intercompany transactions and balances have been eliminated.

Certain immaterial reclassifications have been made to prior year financial information to conform to the current year classifications.

### *Significant Accounting Policies*

#### *Estimates and Assumptions*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

> Reserves for future policy benefits, deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"), valuation of investments and derivatives, impairments, income taxes and contingencies.

#### *Fair Value Measurement*

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or nonperformance risk, which is the risk the Company will not fulfill its obligation. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs and other internal modeling techniques based on projected cash flows.

#### *Investments*

The accounting policies for the Company's principal investments are as follows:

*Fixed Maturities and Equity Securities*: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

*Short-term Investments*: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

*Assets Held in Separate Accounts*: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

*Mortgage Loans on Real Estate*: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

*Policy Loans*: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

*Limited Partnerships/Corporations*:  The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds.  Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months.  The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

*Securities Lending*:  The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time.  Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities.  For certain transactions, a lending agent may be used and the agent may retain some or all of the collateral deposited by the borrower and transfer the remaining collateral to the Company.  Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

*Other-than-temporary Impairments*

The Company periodically evaluates its available-for-sale investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security.  An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI").  If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

- Additional considerations are made when assessing the unique features that apply to certain structured securities such as subprime, Alt-A, non-agency, RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.

- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates and the overall macroeconomic conditions.

- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

*Derivatives*

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized immediately in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into a reinsurance agreement, accounted for under the deposit method, that contains an embedded derivative, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivative is included in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivative are recorded in Interest credited and other benefit to contract owners/policyholders in the Consolidated Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

*Property and Equipment*

Property and equipment are carried at cost, less accumulated depreciation and included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated as follows:

|  | Estimated Useful Lives |
| --- | --- |
| Buildings | 40 years |
| Furniture and fixtures | 5 years |
| Leasehold improvements | 10 years, or the life of the lease, whichever is shorter |
| Equipment | 3 years |

*Deferred Policy Acquisition Costs and Value of Business Acquired*

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits, are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross revenues are sufficient to cover DAC and VOBA estimated benefits and expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA balances on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, changes will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Assumptions

Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

*Future Policy Benefits and Contract Owner Accounts*

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. Reserves also include estimates of unpaid claims, as well as claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based on the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 3.0% to 8.3%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts and certain annuity product guarantees, as follows:

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 8.0% for the years 2013, 2012 and 2011. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity contracts ("FIAs"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding agreements. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

*GMDB*:  Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments.  Expected experience is based on a range of scenarios.  Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC.  The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owner/policyholders in the Consolidated Statements of Operations.

*FIA*:  FIAs contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances, with changes in estimated fair value, along with attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Statements of Operations.

The estimated fair value of the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

*Stabilizer and MCG*: Products with guaranteed credited rates treat the guarantee as an embedded derivative for Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG").  These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets.  Changes in estimated fair value along with attributed fees collected are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums.  At inception of the contract the Company projects a guaranteed premium to be equal to the present value of the projected future claims.  The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The FIA and Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG include a risk margin to capture uncertainties related to policyholder behavior assumptions.  The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of FIA and Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

*Separate Accounts*

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates.  Investment income and investment gains and losses generally accrue directly to such contract owners.  The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments.  Separate account liabilities equal separate account assets.  Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations.  The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

*Long-term Debt*

Long-term debt carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance.  Direct and incremental costs to issue the debt are recorded in Other assets on the Consolidated Balance Sheets and are recognized as a component of Interest expense in the Consolidated Statements of Operations over the life of the debt, using the effective interest method of amortization.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity.  Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price.  Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities.  At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets.  Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included as an Other liability on the Consolidated Balance Sheets.  The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract.  The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments.  The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

*Recognition of Insurance Revenue and Related Benefits*

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner.  When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue.  In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations.  Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts.  Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

*Income Taxes*

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from ING U.S., Inc. for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns and the federal income tax expense.  Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets.  These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards.  The Company evaluates and tests the recoverability of its deferred tax assets.  Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.  Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature and character of the deferred tax assets and liabilities;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused;
- The nature, frequency and severity of cumulative U.S. GAAP losses in recent years; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority.  The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority.  Tax positions that do not meet the more likely than not standard are not recognized.  Tax positions that meet this standard are recognized in the Consolidated Financial Statements.  The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Certain changes or future events, such as changes in tax legislation, completion of tax audits, planning opportunities and expectations about future outcome could have an impact on the Company's estimates of valuation allowances, deferred taxes, tax provisions and effective tax rates.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

*Reinsurance*

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk.  The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

*Long-duration*: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance which is recorded as a component of the reinsurance asset or liability.  Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Interest is recorded as Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks.  The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance.  The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.  Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement.

Premiums, Fee income and Policyholder benefits are reported net of reinsurance ceded.  Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes a reinsurance agreement, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business.  The agreement contains and embedded derivative whose carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreement.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

*Contingencies*

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur.  Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments.  Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.  If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

### *Adoption of New Pronouncements*

*Financial Instruments*

<u>Derivatives and Hedging</u>
In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-10, "Derivatives and Hedging (Accounting Standards Codification ("ASC")Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes" ("ASU 2013-10"), which permits an entity to use the Fed Funds Effective Swap Rate ("OIS") to be used as a U.S. benchmark interest rate for hedge accounting purposes. In addition, the guidance removes the restriction on using different benchmark rates for similar hedges.

The provisions of ASU 2013-10 were adopted by the Company on July 17, 2013 for qualifying new or redesigned hedges entered into on or after that date. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

*Deferred Policy Acquisition Costs*

<u>Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts</u>
In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 were adopted retrospectively by the Company on January 1, 2012. As a result of implementing ASU 2010-26, the Company recognized a cumulative effect of change in accounting principle of $375.9, net of income taxes of $202.4, as a reduction to January 1, 2010 Retained earnings (deficit). In addition, the Company recognized a $13.9 increase to AOCI.

*Presentation and Disclosure*

<u>Disclosures about Offsetting Assets and Liabilities</u>
In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" (ASU 2011-11), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (ASC Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.

The provisions of ASU 2013-01 and ASU 2011-11 were adopted retrospectively by the Company on January 1, 2013. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2011-11 and ASU 2013-01 are included in "Note 3. Derivative Financial Instruments."

<u>Disclosures about Amounts Reclassified out of Accumulated Other Comprehensive Income</u>
In January 2013, the FASB issued ASU 2013-02, "Comprehensive Income (ASC Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which requires an entity to provide information about the

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income, in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

The provisions of ASU 2013-02 were adopted by the Company on January 1, 2013. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2013-02, including comparative period disclosures, are included in "Note 9. Accumulated Other Comprehensive Income (Loss)."

### *Future Adoption of Accounting Pronouncements*

Income Taxes
In July 2013, the FASB issued ASU 2013-11, "Income Taxes (ASC Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"), which clarifies that:

- An unrecognized tax benefit should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except,
- An unrecognized tax benefit should be presented as a liability and not be combined with a deferred tax asset (i) to the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position or (ii) the tax law does not require the entity to use, or the entity does not intend to use, the deferred tax asset for such a purpose.
- The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.

The provisions of ASU 2013-11 are effective for years, and interim periods within those years, beginning after December 15, 2013, and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. The Company does not expect ASU 2013-11 to have an impact on its financial condition, results of operations or cash flows, as the guidance is consistent with that currently applied.

Joint and Several Liability Arrangements
In February 2013, the FASB issued ASU 2013-04, "Liabilities (ASC Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"), which requires an entity to measure obligations resulting from joint and several liable arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (1) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (2) any additional amount it expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of the obligation, as well as other information about those obligations.

The provisions of ASU 2013-04 are effective for years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied retrospectively for those obligations resulting from joint and several liability arrangements that exist at the beginning of an entity's year of adoption. The Company does not expect ASU 2013-04 to have an impact on its financial condition, results of operations or cash flows, as the Company does not have any fixed obligations under joint and several liable arrangements as of December 31, 2013.

Fees Paid to the Federal Government by Health Insurers
In July 2011, the FASB issued ASU 2011-06, "Other Expenses (Topic 720): Fees Paid to the Federal Government by Health Insurers" ("ASU 2011-06"), which specifies how health insurers should recognize and classify the annual fee imposed by the Patient Protection and Affordable Care Act as amended by the Health Care Education Reconciliation Act (the "Acts"). The liability

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

for the fee should be estimated and recorded in full at the time the entity provides qualifying health insurance in the year in which the fee is payable, with a corresponding deferred cost that is amortized to expense.

The provisions of ASU 2011-06 are effective for calendar years beginning after December 31, 2013, when the fee initially becomes effective. The Company does not expect ASU 2011-06 to have an impact on its financial condition, results of operations or cash flows, as the amount of net premium written for qualifying health insurance by the Company is expected to be below the $25.0 threshold as defined by the Acts and, thus, not subject to the fee.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

2. **Investments**

*Fixed Maturities and Equity Securities*

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2013:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Embedded Derivatives[2] | Fair Value | OTTI[3] |
|---|---|---|---|---|---|---|
| Fixed maturities: | | | | | | |
| U.S. Treasuries | $ 636.5 | $ 36.5 | $ 2.9 | $ — | $ 670.1 | $ — |
| U.S. Government agencies and authorities | 237.1 | 5.0 | — | — | 242.1 | — |
| State, municipalities and political subdivisions | 77.2 | 5.9 | 0.1 | — | 83.0 | — |
| U.S. corporate securities | 10,326.0 | 581.0 | 238.8 | — | 10,668.2 | 1.9 |
| | | | | | | |
| Foreign securities:[1] | | | | | | |
| Government | 422.9 | 25.2 | 16.5 | — | 431.6 | — |
| Other | 5,149.6 | 272.9 | 83.5 | — | 5,339.0 | — |
| Total foreign securities | 5,572.5 | 298.1 | 100.0 | — | 5,770.6 | — |
| | | | | | | |
| Residential mortgage-backed securities: | | | | | | |
| Agency | 1,638.2 | 121.9 | 17.9 | 16.9 | 1,759.1 | 0.2 |
| Non-Agency | 278.1 | 55.2 | 4.8 | 12.1 | 340.6 | 15.1 |
| Total Residential mortgage-backed securities | 1,916.3 | 177.1 | 22.7 | 29.0 | 2,099.7 | 15.3 |
| | | | | | | |
| Commercial mortgage-backed securities | 624.5 | 68.1 | 0.9 | — | 691.7 | 4.4 |
| Other asset-backed securities | 465.8 | 18.0 | 3.4 | — | 480.4 | 3.2 |
| Total fixed maturities, including securities pledged | 19,855.9 | 1,189.7 | 368.8 | 29.0 | 20,705.8 | 24.8 |
| Less: Securities pledged | 137.9 | 5.9 | 3.7 | — | 140.1 | — |
| Total fixed maturities | 19,718.0 | 1,183.8 | 365.1 | 29.0 | 20,565.7 | 24.8 |
| Equity securities | 119.4 | 15.8 | 0.3 | — | 134.9 | — |
| Total fixed maturities and equity securities investments | $ 19,837.4 | $ 1,199.6 | $ 365.4 | $ 29.0 | $ 20,700.6 | $ 24.8 |

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2012:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Embedded Derivatives[2] | Fair Value | OTTI[3] |
|---|---|---|---|---|---|---|
| Fixed maturities: | | | | | | |
| U.S. Treasuries | $ 1,011.5 | $ 135.6 | $ 0.5 | $ — | $ 1,146.6 | $ — |
| U.S. Government agencies and authorities | 379.4 | 17.6 | — | — | 397.0 | — |
| State, municipalities and political subdivisions | 77.2 | 15.9 | — | — | 93.1 | — |
| U.S. corporate securities | 9,438.0 | 1,147.4 | 11.1 | — | 10,574.3 | 2.0 |
| | | | | | | |
| Foreign securities:[1] | | | | | | |
| Government | 439.7 | 57.4 | 1.1 | — | 496.0 | — |
| Other | 4,570.0 | 501.3 | 15.3 | — | 5,056.0 | — |
| Total foreign securities | 5,009.7 | 558.7 | 16.4 | — | 5,552.0 | — |
| | | | | | | |
| Residential mortgage-backed securities: | | | | | | |
| Agency | 1,679.5 | 181.5 | 3.4 | 33.7 | 1,891.3 | 0.6 |
| Non-Agency | 390.9 | 70.0 | 14.7 | 20.0 | 466.2 | 17.4 |
| Total Residential mortgage-backed securities | 2,070.4 | 251.5 | 18.1 | 53.7 | 2,357.5 | 18.0 |
| | | | | | | |
| Commercial mortgage-backed securities | 748.7 | 90.6 | 0.2 | — | 839.1 | 4.4 |
| Other asset-backed securities | 475.7 | 26.6 | 6.7 | — | 495.6 | 3.1 |
| Total fixed maturities, including securities pledged | 19,210.6 | 2,243.9 | 53.0 | 53.7 | 21,455.2 | 27.5 |
| Less: Securities pledged | 207.2 | 13.0 | 0.5 | — | 219.7 | — |
| Total fixed maturities | 19,003.4 | 2,230.9 | 52.5 | 53.7 | 21,235.5 | 27.5 |
| Equity securities | 129.3 | 13.6 | 0.1 | — | 142.8 | — |
| Total fixed maturities and equity securities investments | $ 19,132.7 | $ 2,244.5 | $ 52.6 | $ 53.7 | $ 21,378.3 | $ 27.5 |

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2013, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

| | Amortized Cost | Fair Value |
|---|---:|---:|
| Due to mature: | | |
| One year or less | $ 612.5 | $ 629.7 |
| After one year through five years | 3,846.6 | 4,103.6 |
| After five years through ten years | 6,488.8 | 6,646.5 |
| After ten years | 5,901.4 | 6,054.2 |
| Mortgage-backed securities | 2,540.8 | 2,791.4 |
| Other asset-backed securities | 465.8 | 480.4 |
| Fixed maturities, including securities pledged | $ 19,855.9 | $ 20,705.8 |

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2013 and 2012, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Fair Value |
|---|---:|---:|---:|---:|
| **December 31, 2013** | | | | |
| Communications | $ 1,315.9 | $ 81.5 | $ 36.8 | $ 1,360.6 |
| Financial | 2,114.7 | 166.9 | 20.2 | 2,261.4 |
| Industrial and other companies | 8,878.5 | 423.5 | 213.1 | 9,088.9 |
| Utilities | 2,726.5 | 159.5 | 42.3 | 2,843.7 |
| Transportation | 440.0 | 22.5 | 9.9 | 452.6 |
| Total | $ 15,475.6 | $ 853.9 | $ 322.3 | $ 16,007.2 |
| | | | | |
| **December 31, 2012** | | | | |
| Communications | $ 1,154.1 | $ 161.4 | $ 0.9 | $ 1,314.6 |
| Financial | 1,859.3 | 240.1 | 10.9 | 2,088.5 |
| Industrial and other companies | 7,883.1 | 850.9 | 6.9 | 8,727.1 |
| Utilities | 2,715.4 | 349.8 | 7.3 | 3,057.9 |
| Transportation | 396.1 | 46.5 | 0.4 | 442.2 |
| Total | $ 14,008.0 | $ 1,648.7 | $ 26.4 | $ 15,630.3 |

*Fixed Maturities and Equity Securities*

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

recorded directly in AOCI, and presented net of related changes in DAC, VOBA, and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2013 and 2012, approximately 50.4% and 41.8%, respectively, of the Company's CMO holdings, such as interest-only or principal-only strips, were invested in those types of CMOs that are subject to more prepayment and extension risk than traditional CMOs.

*Repurchase Agreements*

As of December 31, 2013 and 2012, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

*Securities Lending*

As of December 31, 2013 and 2012, the fair value of loaned securities was $97.6 and $180.2, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2013 and 2012, collateral retained by the lending agent and invested in liquid assets on the Company's behalf was $102.7 and $186.1, respectively, and recorded in Short-term investments under securities loan agreement, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2013 and 2012, liabilities to return collateral of $102.7 and $186.1, respectively, were included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets.

*Variable Interest Entities ("VIEs")*

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the Collateralized loan obligations ("CLOs") of $1.0 and $1.3 as of December 31, 2013 and 2012, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $331.9 as of March 31, 2012. These assets were sold to a group of private equity funds that are managed by Pomona Management LLC, an affiliate of the Company. The transaction resulted in a net pre-tax loss of $38.7 in the second quarter of 2012 reported in Net investment income on the Consolidated Statements of Operations. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. Consideration received included $23.0 of promissory notes due in two equal installments at December 31, 2013 and 2014. In connection with these promissory notes, ING U.S., Inc. unconditionally guarantees payment of the notes in the event of any default of payments due. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed-upon sales price as of June 30, 2012.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_Securitizations_

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in "Note 1. Business, Basis of Presentation and Significant Accounting Policies" and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

_Unrealized Capital Losses_

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2013:

| | Six Months or Less Below Amortized Cost | | More Than Six Months and Twelve Months or Less Below Amortized Cost | | More Than Twelve Months Below Amortized Cost | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses |
| U.S. Treasuries | $ 124.4 | $ 2.1 | $ 34.2 | $ 0.8 | $ — | $ — | $ 158.6 | $ 2.9 |
| U.S. corporate, state and municipalities | 1,002.8 | 22.9 | 2,413.2 | 183.8 | 236.9 | 32.2 | 3,652.9 | 238.9 |
| Foreign | 448.8 | 5.7 | 1,063.9 | 86.4 | 76.2 | 7.9 | 1,588.9 | 100.0 |
| Residential mortgage-backed | 262.3 | 2.9 | 212.9 | 12.0 | 105.8 | 7.8 | 581.0 | 22.7 |
| Commercial mortgage-backed | 77.9 | 0.9 | — | — | — | — | 77.9 | 0.9 |
| Other asset-backed | 38.9 | 0.2 | 30.3 | 0.2 | 26.0 | 3.0 | 95.2 | 3.4 |
| Total | $1,955.1 | $ 34.7 | $3,754.5 | $ 283.2 | $ 444.9 | $ 50.9 | $ 6,154.5 | $ 368.8 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2012:

| | Six Months or Less Below Amortized Cost | | More Than Six Months and Twelve Months or Less Below Amortized Cost | | More Than Twelve Months Below Amortized Cost | | Total | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses |
| U.S. Treasuries | $ 300.0 | $ 0.5 | $ — | $ — | $ — | $ — | $ 300.0 | $ 0.5 |
| U.S. corporate, state and municipalities | 479.8 | 6.8 | 22.5 | 0.9 | 49.4 | 3.4 | 551.7 | 11.1 |
| Foreign | 166.8 | 4.7 | 7.8 | 0.5 | 87.7 | 11.2 | 262.3 | 16.4 |
| Residential mortgage-backed | 68.7 | 1.6 | 7.2 | 0.3 | 132.4 | 16.2 | 208.3 | 18.1 |
| Commercial mortgage-backed | 7.5 | 0.1 | 1.6 | — | 2.5 | 0.1 | 11.6 | 0.2 |
| Other asset-backed | 15.6 | — * | — | — | 34.2 | 6.7 | 49.8 | 6.7 |
| Total | $1,038.4 | $ 13.7 | $ 39.1 | $ 1.7 | $ 306.2 | $ 37.6 | $ 1,383.7 | $ 53.0 |

* Less than $0.1

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 89.7% and 89.1% of the average book value as of December 31, 2013 and 2012, respectively.

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

| | Amortized Cost | | Unrealized Capital Losses | | Number of Securities | |
| --- | --- | --- | --- | --- | --- | --- |
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **December 31, 2013** | | | | | | |
| Six months or less below amortized cost | $ 2,054.4 | $ 24.1 | $ 45.3 | $ 5.3 | 322 | 7 |
| More than six months and twelve months or less below amortized cost | 3,991.4 | 23.5 | 272.6 | 5.8 | 502 | 3 |
| More than twelve months below amortized cost | 420.4 | 9.5 | 37.3 | 2.5 | 137 | 8 |
| Total | $ 6,466.2 | $ 57.1 | $ 355.2 | $ 13.6 | 961 | 18 |
| | | | | | | |
| **December 31, 2012** | | | | | | |
| Six months or less below amortized cost | $ 1,110.8 | $ 15.2 | $ 19.3 | $ 3.9 | 141 | 10 |
| More than six months and twelve months or less below amortized cost | 49.5 | 1.5 | 2.6 | 0.4 | 31 | 2 |
| More than twelve months below amortized cost | 198.1 | 61.6 | 6.2 | 20.6 | 99 | 28 |
| Total | $ 1,358.4 | $ 78.3 | $ 28.1 | $ 24.9 | 271 | 40 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

| | Amortized Cost | | Unrealized Capital Losses | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **December 31, 2013** | | | | | | |
| U.S. Treasuries | $ 161.5 | $ — | $ 2.9 | $ — | 4 | — |
| U.S. corporate, state and municipalities | 3,869.0 | 22.8 | 233.2 | 5.7 | 519 | 2 |
| Foreign | 1,665.8 | 23.1 | 95.0 | 5.0 | 239 | 5 |
| Residential mortgage-backed | 596.9 | 6.8 | 21.0 | 1.7 | 162 | 7 |
| Commercial mortgage-backed | 78.8 | — | 0.9 | — | 12 | — |
| Other asset-backed | 94.2 | 4.4 | 2.2 | 1.2 | 25 | 4 |
| Total | $ 6,466.2 | $ 57.1 | $ 355.2 | $ 13.6 | 961 | 18 |
| | | | | | | |
| **December 31, 2012** | | | | | | |
| U.S. Treasuries | $ 300.5 | $ — | $ 0.5 | $ — | 2 | — |
| U.S. corporate, state and municipalities | 558.1 | 4.7 | 9.1 | 2.0 | 82 | 2 |
| Foreign | 242.7 | 36.0 | 5.7 | 10.7 | 38 | 8 |
| Residential mortgage-backed | 201.2 | 25.2 | 10.2 | 7.9 | 124 | 24 |
| Commercial mortgage-backed | 11.8 | — | 0.2 | — | 8 | — |
| Other asset-backed | 44.1 | 12.4 | 2.4 | 4.3 | 17 | 6 |
| Total | $ 1,358.4 | $ 78.3 | $ 28.1 | $ 24.9 | 271 | 40 |

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis and impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for other-than-temporary impairments each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS) and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations on residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

*Troubled Debt Restructuring*

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2013, the Company had no new private placement troubled debt restructurings and had 20 new commercial mortgage loan troubled debt restructurings with a pre-modification and post-modification carrying value of $39.4. The 20 commercial mortgage loans comprise a portfolio of cross-defaulted, cross-collateralized individual loans, which are owned by the same sponsor. Between the date of the troubled debt restructurings and December 31, 2013, these loans have repaid $1.9 in principal. As of December 31, 2012, the Company did not have any new private placement or commercial mortgage loan troubled debt restructurings.

As of December 31, 2013 and 2012, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

*Mortgage Loans on Real Estate*

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

|  | December 31, | |
|  | 2013 | 2012 |
|---|---|---|
| Commercial mortgage loans | $ 3,397.3 | $ 2,874.0 |
| Collective valuation allowance | (1.2) | (1.3) |
| Total net commercial mortgage loans | $ 3,396.1 | $ 2,872.7 |

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2013, 2012 and 2011.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans for the periods indicated:

|  | December 31, | |
|  | 2013 | 2012 |
|---|---|---|
| Collective valuation allowance for losses, balance at January 1 | $ 1.3 | $ 1.3 |
| Addition to (reduction of) allowance for losses | (0.1) | — |
| Collective valuation allowance for losses, end of period | $ 1.2 | $ 1.3 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

|  | December 31, | | | |
|  | 2013 | | 2012 | |
|---|---|---|---|---|
| Impaired loans with allowances for losses | $ | — | $ | — |
| Impaired loans without allowances for losses | | 42.9 | | 5.6 |
| Subtotal | | 42.9 | | 5.6 |
| Less: Allowances for losses on impaired loans | | — | | — |
| Impaired loans, net | $ | 42.9 | $ | 5.6 |
| Unpaid principal balance of impaired loans | $ | 44.4 | $ | 7.1 |

The following table presents information on restructured loans as of the dates indicated:

|  | December 31, | | | |
|  | 2013 | | 2012 | |
|---|---|---|---|---|
| Troubled debt restructured loans | $ | 37.5 | $ | — |

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2013 and 2012. There were no loans 90 days or more past due or loans in arrears with respect to principal and interest as of December 31, 2013 and 2012.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

|  | Year Ended December 31, | | | | | |
|  | 2013 | | 2012 | | 2011 | |
|---|---|---|---|---|---|---|
| Impaired loans, average investment during the period (amortized cost)[1] | $ | 24.2 | $ | 5.7 | $ | 7.7 |
| Interest income recognized on impaired loans, on an accrual basis[1] | | 1.4 | | 0.4 | | 0.6 |
| Interest income recognized on impaired loans, on a cash basis[1] | | 1.4 | | 0.4 | | 0.6 |
| Interest income recognized on troubled debt restructured loans, on an accrual basis | | 1.0 | | — | | — |

[1] Includes amounts for Troubled debt restructured loans

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the LTV ratios as of the dates indicated:

| | | December 31, | | |
|---|---|---|---|---|
| | | **2013**[1] | | **2012**[1] |
| Loan-to-Value Ratio: | | | | |
| 0% - 50% | $ | 495.7 | $ | 501.3 |
| 50% - 60% | | 894.5 | | 768.9 |
| 60% - 70% | | 1,879.5 | | 1,491.6 |
| 70% - 80% | | 114.9 | | 96.4 |
| 80% and above | | 12.7 | | 15.8 |
| Total Commercial mortgage loans | $ | 3,397.3 | $ | 2,874.0 |

[1] Balances do not include allowance for mortgage loan credit losses.

The following table presents the DSC ratios as of the dates indicated:

| | | December 31, | | |
|---|---|---|---|---|
| | | **2013**[1] | | **2012**[1] |
| Debt Service Coverage Ratio: | | | | |
| Greater than 1.5x | $ | 2,388.5 | $ | 2,114.4 |
| 1.25x - 1.5x | | 542.4 | | 390.5 |
| 1.0x - 1.25x | | 275.8 | | 293.1 |
| Less than 1.0x | | 190.5 | | 76.0 |
| Commercial mortgage loans secured by land or construction loans | | 0.1 | | — |
| Total Commercial mortgage loans | $ | 3,397.3 | $ | 2,874.0 |

[1] Balances do not include allowance for mortgage loan credit losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

| | | December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2013**[1] | | | **2012**[1] | |
| | | **Gross Carrying Value** | **% of Total** | | **Gross Carrying Value** | **% of Total** |
| Commercial Mortgage Loans by U.S. Region: | | | | | | |
| Pacific | $ | 752.8 | 22.3% | $ | 564.1 | 19.6% |
| South Atlantic | | 707.8 | 20.8% | | 561.0 | 19.5% |
| West South Central | | 467.1 | 13.7% | | 460.4 | 16.0% |
| Middle Atlantic | | 411.4 | 12.1% | | 332.7 | 11.6% |
| East North Central | | 383.1 | 11.3% | | 337.8 | 11.8% |
| Mountain | | 263.9 | 7.8% | | 214.5 | 7.5% |
| West North Central | | 224.9 | 6.6% | | 205.2 | 7.1% |
| New England | | 116.7 | 3.4% | | 119.1 | 4.1% |
| East South Central | | 69.6 | 2.0% | | 79.2 | 2.8% |
| Total Commercial mortgage loans | $ | 3,397.3 | 100.0% | $ | 2,874.0 | 100.0% |

[1] Balances do not include allowance for mortgage loan credit losses.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | December 31, | | | |
| | 2013[1] | | 2012[1] | |
| | Gross Carrying Value | % of Total | Gross Carrying Value | % of Total |
|---|---|---|---|---|
| Commercial Mortgage Loans by Property Type: | | | | |
| Retail | $ 1,082.1 | 31.9% | $ 824.0 | 28.7% |
| Industrial | 972.6 | 28.6% | 1,035.2 | 36.0% |
| Office | 462.1 | 13.6% | 427.0 | 14.8% |
| Apartments | 445.2 | 13.1% | 298.7 | 10.4% |
| Hotel/Motel | 182.8 | 5.4% | 92.1 | 3.2% |
| Mixed Use | 70.9 | 2.1% | 34.2 | 1.2% |
| Other | 181.6 | 5.3% | 162.8 | 5.7% |
| Total Commercial mortgage loans | $ 3,397.3 | 100.0% | $ 2,874.0 | 100.0% |

[1] Balances do not include allowance for mortgage loan credit losses.

The following table sets forth the breakdown of mortgages by year of origination as of the dates indicated:

| | December 31, | |
| | 2013[1] | 2012[1] |
|---|---|---|
| Year of Origination: | | |
| 2013 | $ 785.2 | $ — |
| 2012 | 908.1 | 939.0 |
| 2011 | 792.8 | 836.9 |
| 2010 | 121.1 | 124.0 |
| 2009 | 68.4 | 73.0 |
| 2008 | 89.0 | 119.0 |
| 2007 and prior | 632.7 | 782.1 |
| Total Commercial mortgage loans | $ 3,397.3 | $ 2,874.0 |

[1] Balances do not include allowance for mortgage loan credit losses.

*Evaluating Securities for Other-Than-Temporary Impairments*

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

| | Year Ended December 31, | | | | | |
| | 2013 | | 2012 | | 2011 | |
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
|---|---|---|---|---|---|---|
| U.S. corporate | $ — | — | $ 2.9 | 3 | $ 20.4 | 17 |
| Foreign[(1)] | 1.8 | 1 | 0.8 | 3 | 27.8 | 50 |
| Residential mortgage-backed | 3.4 | 35 | 6.0 | 33 | 8.2 | 38 |
| Commercial mortgage-backed | 0.3 | 3 | — | — | 28.2 | 8 |
| Other asset-backed | 0.3 | 2 | 1.2 | 4 | 22.7 | 53 |
| Equity securities | 0.1 | 1 | — | — | — | — |
| Total | $ 5.9 | 42 | $ 10.9 | 43 | $ 107.3 | 166 |

[(1)] Primarily U.S. dollar denominated.

The above tables include $4.8, $9.1 and $17.6 related to credit impairments for the years ended December 31, 2013, 2012 and 2011, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $1.1, $1.8 and $89.7 for the years ended December 31, 2013, 2012 and 2011, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

| | Year Ended December 31, | | | | | |
| | 2013 | | 2012 | | 2011 | |
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
|---|---|---|---|---|---|---|
| U.S. corporate | $ — | — | $ 0.2 | 1 | $ 20.4 | 17 |
| Foreign[(1)] | — | — | 0.8 | 3 | 23.7 | 46 |
| Residential mortgage-backed | 0.8 | 6 | 0.7 | 3 | 1.6 | 7 |
| Commercial mortgage-backed | 0.3 | 3 | — | — | 22.9 | 8 |
| Other asset-backed | — | — | 0.1 | 1 | 21.1 | 50 |
| Total | $ 1.1 | 9 | $ 1.8 | 8 | $ 89.7 | 128 |

[(1)] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

|  | Year Ended December 31, | | |
|  | 2013 | 2012 | 2011 |
|---|---|---|---|
| Balance at January 1 | $ 20.0 | $ 19.4 | $ 50.7 |
| Additional credit impairments: | | | |
| On securities not previously impaired | 1.1 | 1.5 | 0.9 |
| On securities previously impaired | 1.8 | 3.7 | 6.7 |
| Reductions: | | | |
| Securities intent impaired | — | — | (8.7) |
| Securities sold, matured, prepaid or paid down | (3.3) | (4.6) | (30.2) |
| Balance at December 31 | $ 19.6 | $ 20.0 | $ 19.4 |

*Net Investment Income*

The following table summarizes Net investment income for the periods indicated:

|  | Year Ended December 31, | | |
|  | 2013 | 2012 | 2011 |
|---|---|---|---|
| Fixed maturities | $ 1,199.4 | $ 1,222.5 | $ 1,224.2 |
| Equity securities, available-for-sale | 2.8 | 7.5 | 13.6 |
| Mortgage loans on real estate | 157.1 | 143.5 | 118.1 |
| Policy loans | 13.1 | 13.2 | 13.7 |
| Short-term investments and cash equivalents | 0.9 | 1.4 | 0.8 |
| Other | 42.6 | 6.8 | 95.5 |
| Gross investment income | 1,415.9 | 1,394.9 | 1,465.9 |
| Less: investment expenses | 48.9 | 46.1 | 45.0 |
| Net investment income | $ 1,367.0 | $ 1,348.8 | $ 1,420.9 |

As of December 31, 2013 and 2012, the Company did not have any investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

*Net Realized Capital Gains (Losses)*

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

| | | Year Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2013 | | 2012 | | 2011 |
| Fixed maturities, available-for-sale, including securities pledged | $ | 0.3 | $ | 67.5 | $ | 112.6 |
| Fixed maturities, at fair value option | | (151.5) | | (124.2) | | (60.6) |
| Equity securities, available-for-sale | | 0.1 | | (0.2) | | 7.4 |
| Derivatives | | (72.1) | | 1.3 | | (64.3) |
| Embedded derivatives - fixed maturities | | (24.7) | | (5.5) | | 4.9 |
| Embedded derivatives - product guarantees | | 105.5 | | 120.4 | | (216.1) |
| Other investments | | 0.2 | | — | | 0.3 |
| Net realized capital gains (losses) | $ | (142.2) | $ | 59.3 | $ | (215.8) |
| After-tax net realized capital gains (losses) | $ | (160.0) | $ | 38.5 | $ | (53.3) |

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

| | | Year Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2013 | | 2012 | | 2011 |
| Proceeds on sales | $ | 1,830.0 | $ | 2,887.1 | $ | 5,596.3 |
| Gross gains | | 23.8 | | 88.7 | | 249.0 |
| Gross losses | | 22.1 | | 12.7 | | 33.6 |

## 3.      Derivative Financial Instruments

The Company enters into the following types of derivatives:

*Interest rate caps*: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities.  Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

*Interest rate swaps*: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

*Foreign exchange swaps*: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

*Credit default swaps*: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

*Forwards*: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced mortgage-backed securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

*Futures*: The Company uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

*Swaptions*: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

*Managed custody guarantees ("MCG")*: The Company issues certain credited rate guarantees on externally managed variable bond funds that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

*Embedded derivatives*: The Company also invests in certain fixed maturity instruments and has issued certain annuity products that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/ spreads. In addition, the Company has entered into a reinsurance agreement, accounted for under the deposit method, which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives for certain fixed maturity instruments, certain annuity products and coinsurance with funds withheld arrangements are reported with the host contract in investments, in Future policy benefits and contract owner account balances and Other liabilities, respectively, on the Consolidated Balance Sheets. Changes in the fair value of embedded derivatives within fixed maturity investments and within annuity products are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Changes in fair value of embedded derivatives with reinsurance agreements are reported in Interest credited and other policyholder benefit to contract owners/policyholders in the Consolidated Statements of Operations.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2013** | | | **2012** | | |
| | **Notional Amount** | **Asset Fair Value** | **Liability Fair Value** | **Notional Amount** | **Asset Fair Value** | **Liability Fair Value** |
| **Derivatives: Qualifying for hedge accounting**[1] | | | | | | |
| Cash flow hedges: | | | | | | |
| Interest rate contracts | $ 763.3 | $ 81.0 | $ 0.2 | $ 1,000.0 | $ 215.4 | $ — |
| Foreign exchange contracts | 51.2 | 2.2 | 0.6 | — | — | — |
| **Derivatives: Non-qualifying for hedge accounting**[1] | | | | | | |
| Interest rate contracts[2] | 21,442.7 | 367.6 | 206.2 | 18,131.1 | 292.9 | 328.5 |
| Foreign exchange contracts | 145.9 | 5.5 | 9.6 | 161.6 | 0.4 | 18.3 |
| Equity contracts | 9.1 | — * | — | 14.5 | 0.4 | — |
| Credit contracts | 384.0 | 8.1 | — | 347.5 | 3.6 | — |
| Managed custody guarantees | N/A | — | — | N/A | — | — |
| **Embedded derivatives:** | | | | | | |
| Within fixed maturity investments | N/A | 29.0 | — | N/A | 53.7 | — |
| Within annuity products | N/A | — | 23.1 | N/A | — | 122.4 |
| Within reinsurance agreements | N/A | — | (54.0) | N/A | — | — |
| Total | | $ 493.4 | $ 185.7 | | $ 566.4 | $ 469.2 |

\* Less than $0.1

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.

[2] As of December 31, 2013, includes a notional amount, asset fair value and liability fair value for interest rate caps of $11.8 billion, $162.5 and $29.7, respectively. As of December 31, 2012, includes a notional amount, asset fair value and liability fair value for interest rate caps of $4.5 billion, $17.7 and $0.6, respectively.

N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify as part of a hedging relationship as of December 31, 2013 and 2012.  The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk.  The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815.  The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments which do not qualify as effective accounting hedges under ASC Topic 815.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through the fourth quarter of 2016.

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of OTC and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

| | December 31, 2013 | | |
|---|---|---|---|
| | **Notional Amount** | **Assets Fair Value** | **Liability Fair Value** |
| Credit contracts | $ 384.0 | $ 8.1 | $ — |
| Equity contracts | — | — | — |
| Foreign exchange contracts | 197.1 | 7.7 | 10.2 |
| Interest rate contracts | 22,206.0 | 448.6 | 206.4 |
| | | $ 464.4 | $ 216.6 |
| | | | |
| Counterparty netting[1] | | $ (201.3) | $ (201.3) |
| Cash collateral netting[1] | | (134.0) | (5.4) |
| Securities collateral netting[1] | | (15.9) | (4.8) |
| Net receivables/payables | | $ 113.2 | $ 5.1 |

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting rules.

| | December 31, 2012 | | |
|---|---|---|---|
| | **Notional Amount** | **Assets Fair Value** | **Liability Fair Value** |
| Credit contracts | $ 347.5 | $ 3.6 | $ — |
| Equity contracts | — | — | — |
| Foreign exchange contracts | 161.6 | 0.4 | 18.3 |
| Interest rate contracts | 19,131.1 | 508.3 | 328.5 |
| | | $ 512.3 | $ 346.8 |
| | | | |
| Counterparty netting[1] | | $ (291.4) | $ (291.4) |
| Cash collateral netting[1] | | (167.1) | — |
| Securities collateral netting[1] | | (3.1) | (35.8) |
| Net receivables/payables | | $ 50.7 | $ 19.6 |

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting rules.

*Collateral*

Under the terms of the Company's Over-The-Counter ("OTC") Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2013, the Company held $127.4 and $1.2 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2012, the Company held $167.0 of net cash collateral related to OTC

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

derivative contracts.  In addition, as of December 31, 2013 and 2012, the Company delivered securities as collateral of $42.5 and $39.5, respectively.

Net realized gains (losses) on derivatives were as follows for the periods indicated:

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2013** | | **2012** | | **2011** |
| **Derivatives: Qualifying for hedge accounting**[1] | | | | | | |
| Cash flow hedges: | | | | | | |
| Interest rate contracts | $ | 0.2 | $ | — | $ | — |
| Foreign exchange contracts | | 0.1 | | — | | — |
| **Derivatives: Non-qualifying for hedge accounting**[2] | | | | | | |
| Interest rate contracts | | (92.8) | | (18.9) | | (58.3) |
| Foreign exchange contracts | | 10.0 | | 6.9 | | (0.7) |
| Equity contracts | | 3.4 | | 2.0 | | (0.5) |
| Credit contracts | | 7.0 | | 11.3 | | (4.8) |
| Managed custody guarantees | | 0.2 | | 1.1 | | 1.1 |
| **Embedded derivatives:** | | | | | | |
| Within fixed maturity investments[2] | | (24.7) | | (5.5) | | 4.9 |
| Within annuity products[2] | | 105.3 | | 119.3 | | (217.2) |
| Within reinsurance agreements[3] | | 54.0 | | — | | — |
| Total | $ | 62.7 | $ | 116.2 | $ | (275.5) |

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in the Other net realized capital gains (losses) in the Consolidated Statements of Operations.  For the years ended December 31, 2013, 2012 and 2011, ineffective amounts were immaterial.

[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

*Credit Default Swaps*

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own.  Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio.  Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments.  The Company has ISDA agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty.  To the extent cash collateral is received, it is included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations.  Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets.  As of December 31, 2013, the fair value of credit default swaps of $8.1 were included in Derivatives assets and there were no Derivatives liabilities on the Consolidated Balance Sheets.  As of December 31, 2012, the fair value of credit default swaps of $3.6 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities, on the Consolidated Balance Sheets. As of December 31, 2013 and 2012, the maximum potential future exposure to the Company was $384.0 and $329.0 in credit default swaps. These instruments are typically written for a maturity period of five years and contain no recourse provisions.  If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

**4.      Fair Value Measurements**

*Fair Value Measurement*

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to the Fair Value Measurements and disclosures of the ASC Topic 820. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---:|---:|---:|---:|
| Assets: | | | | |
| Fixed maturities, including securities pledged: | | | | |
| U.S. Treasuries | $ 618.8 | $ 51.3 | $ — | $ 670.1 |
| U.S. Government agencies and authorities | — | 237.0 | 5.1 | 242.1 |
| U.S. corporate, state and municipalities | — | 10,605.9 | 145.3 | 10,751.2 |
| Foreign[(1)] | — | 5,727.8 | 42.8 | 5,770.6 |
| Residential mortgage-backed securities | — | 2,076.0 | 23.7 | 2,099.7 |
| Commercial mortgage-backed securities | — | 691.7 | — | 691.7 |
| Other asset-backed securities | — | 462.7 | 17.7 | 480.4 |
| Total fixed maturities, including securities pledged | 618.8 | 19,852.4 | 234.6 | 20,705.8 |
| Equity securities, available-for-sale | 99.0 | — | 35.9 | 134.9 |
| Derivatives: | | | | |
| Interest rate contracts | — | 448.6 | — | 448.6 |
| Foreign exchange contracts | — | 7.7 | — | 7.7 |
| Equity contracts | — * | — | — | — * |
| Credit contracts | — | 8.1 | — | 8.1 |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 529.7 | — | — | 529.7 |
| Assets held in separate accounts | 54,715.3 | 5,376.5 | 13.1 | 60,104.9 |
| Total assets | $ 55,962.8 | $ 25,693.3 | $ 283.6 | $ 81,939.7 |
| | | | | |
| Liabilities: | | | | |
| Derivatives: | | | | |
| Annuity product guarantees: | | | | |
| FIA | $ — | $ — | $ 23.1 | $ 23.1 |
| Stabilizer and MCGs | — | — | — | — |
| Other derivatives: | | | | |
| Interest rate contracts | — | 206.4 | — | 206.4 |
| Foreign exchange contracts | — | 10.2 | — | 10.2 |
| Embedded derivative on reinsurance | — | (54.0) | — | (54.0) |
| Total liabilities | $ — | $ 162.6 | $ 23.1 | $ 185.7 |

* Less than $0.1.

[(1)] Primarily U.S. dollar denominated.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Fixed maturities, including securities pledged: | | | | |
| U.S. Treasuries | $ 1,093.4 | $ 53.2 | $ — | $ 1,146.6 |
| U.S. Government agencies and authorities | — | 397.0 | — | 397.0 |
| U.S. corporate, state and municipalities | — | 10,512.8 | 154.6 | 10,667.4 |
| Foreign[1] | — | 5,527.4 | 24.6 | 5,552.0 |
| Residential mortgage-backed securities | — | 2,348.4 | 9.1 | 2,357.5 |
| Commercial mortgage-backed securities | — | 839.1 | — | 839.1 |
| Other asset-backed securities | — | 462.4 | 33.2 | 495.6 |
| Total fixed maturities, including securities pledged | 1,093.4 | 20,140.3 | 221.5 | 21,455.2 |
| Equity securities, available-for-sale | 125.8 | — | 17.0 | 142.8 |
| Derivatives: | | | | |
| Interest rate contracts | — | 508.3 | — | 508.3 |
| Foreign exchange contracts | — | 0.4 | — | 0.4 |
| Equity contracts | 0.4 | — | — | 0.4 |
| Credit contracts | — | 3.6 | — | 3.6 |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 1,229.3 | — | — | 1,229.3 |
| Assets held in separate accounts | 47,916.5 | 5,722.5 | 16.3 | 53,655.3 |
| Total assets | $ 50,365.4 | $ 26,375.1 | $ 254.8 | $ 76,995.3 |
| | | | | |
| Liabilities: | | | | |
| Derivatives: | | | | |
| Annuity product guarantees: | | | | |
| FIA | $ — | $ — | $ 20.4 | $ 20.4 |
| Stabilizer and MCGs | — | — | 102.0 | 102.0 |
| Other derivatives: | | | | |
| Interest rate contracts | 0.7 | 327.8 | — | 328.5 |
| Foreign exchange contracts | — | 18.3 | — | 18.3 |
| Embedded derivative on reinsurance | — | — | — | — |
| Total liabilities | $ 0.7 | $ 346.1 | $ 122.4 | $ 469.2 |

[1] Primarily U.S. dollar denominated.

*Valuation of Financial Assets and Liabilities at Fair Value*

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

*Fixed maturities*: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2013, $190.5 and $15.9 billion of a total fair value of $20.7 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2012, $175.5 and $16.7 billion of a total fair value of $21.5 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

*Equity securities, available-for-sale*: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

*Derivatives*: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

*Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement*: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

*Assets held in separate accounts*: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

*Product guarantees*: The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed contract value. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative associated with the Company's product guarantees includes an adjustment for nonperformance risk. Through June 30, 2012, the Company's nonperformance risk adjustment was based on the credit default swap spreads of ING Insurance, the Company's indirect parent company, with similar term to maturity and priority of payment. The ING Insurance credit default spread was applied to the risk-free swap curve in the Company's valuation models for these product guarantees. As a result of the availability of ING U.S., Inc.'s market observable data following the issuance of its long-term debt on July 13, 2012, the Company changed its estimate of nonperformance risk to incorporate a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the Company's own credit quality as well as an adjustment to reflect the priority of policyholder claims.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the U.S. CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

*Embedded derivative on reinsurance:* The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld under the reinsurance agreement, accounted for under the deposit method. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

*Transfers in and out of Level 1 and 2*

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2013 and 2012. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

*Level 3 Financial Instruments*

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2013:

| | Fair Value as of January 1 | Total Realized/ Unrealized Gains (Losses) Included in: Net Income | OCI | Purchases | Issuances | Sales | Settlements | Transfers in to Level 3[2] | Transfers out of Level 3[2] | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings[3] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Fixed maturities, including securities pledged: | | | | | | | | | | | |
| U.S. Government agencies and authorities | $ — | $ — | $ — | $ 5.1 | $ — | $ — | $ — | $ — | $ — | $ 5.1 | $ — |
| U.S. corporate, state and municipalities | 154.6 | (0.3) | 0.4 | — * | — | (6.0) | (4.3) | 0.9 | — | 145.3 | (0.3) |
| Foreign | 24.6 | — * | 1.3 | 22.2 | — | (1.9) | (10.7) | 7.3 | — * | 42.8 | — * |
| Residential mortgage-backed securities | 9.1 | (2.0) | (0.3) | 17.5 | — | — | — | — | (0.6) | 23.7 | (2.0) |
| Other asset-backed securities | 33.2 | 2.3 | (0.7) | — | — | (2.8) | (9.9) | — | (4.4) | 17.7 | 0.9 |
| Total fixed maturities, including securities pledged | 221.5 | — * | 0.7 | 44.8 | — | (10.7) | (24.9) | 8.2 | (5.0) | 234.6 | (1.4) |
| | | | | | | | | | | | |
| Equity securities, available-for-sale | 17.0 | (0.3) | 1.4 | — | — | — * | — * | 34.5 | (16.7) | 35.9 | — |
| Derivatives: | | | | | | | | | | | |
| Product guarantees: | | | | | | | | | | | |
| Stabilizer and MCGs[1] | (102.0) | 108.2 | — | (6.2) | — | — | — | — | — | — | — |
| FIA[1] | (20.4) | (2.7) | — | — | — | — | — | — | — | (23.1) | — |
| Other derivatives, net | — * | — | — | — | — | — | — | — | — | — * | — |
| Assets held in separate accounts[4] | 16.3 | 0.1 | — | 16.0 | — | (11.6) | — | 2.2 | (9.9) | 13.1 | — |

\* Less than $0.1

[1] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[4] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income (loss) for the Company.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2012:

| | Fair Value as of January 1 | Total Realized/ Unrealized Gains (Losses) Included in: | | Purchases | Issuances | Sales | Settlements | Transfers in to Level 3[2] | Transfers out of Level 3[2] | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings[3] |
| | | Net Income | OCI | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Fixed maturities, including securities pledged: | | | | | | | | | | | |
| U.S. Government agencies and authorities | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — |
| U.S. corporate, state and municipalities | 129.1 | (0.3) | (1.4) | 0.4 | — | — | (7.9) | 38.3 | (3.6) | 154.6 | (0.4) |
| Foreign | 51.1 | 0.9 | (4.2) | — | — | (5.7) | (12.5) | 20.7 | (25.7) | 24.6 | — |
| Residential mortgage-backed securities | 41.0 | 0.7 | 2.7 | 2.3 | — | (6.0) | — | — | (31.6) | 9.1 | (0.1) |
| Other asset-backed securities | 27.7 | 1.1 | 2.5 | — | — | — | (1.9) | 3.8 | — | 33.2 | 0.8 |
| Total fixed maturities, including securities pledged | 248.9 | 2.4 | (0.4) | 2.7 | — | (11.7) | (22.3) | 62.8 | (60.9) | 221.5 | 0.3 |
| | | | | | | | | | | | |
| Equity securities, available-for-sale | 19.0 | (0.2) | (0.2) | 0.8 | — | (2.4) | — | 0.3 | (0.3) | 17.0 | (0.5) |
| Derivatives: | | | | | | | | | | | |
| Product guarantees: | | | | | | | | | | | |
| Stabilizer and MCGs[1] | (221.0) | 124.5 | — | (5.5) | — | — | — | — | — | (102.0) | — |
| FIA[1] | (16.3) | (4.1) | — | — | — | — | — | — | — | (20.4) | — |
| Other derivatives, net | (12.6) | (1.8) | — | — | — | — | 14.4 | — | — | — | — |
| Assets held in separate accounts[4] | 16.1 | 0.3 | — | 16.3 | — | (8.3) | — | — | (8.1) | 16.3 | 0.6 |

[1] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[4] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income (loss) for the Company.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2013 and 2012, the transfers in and out of Level 3 for fixed maturities including securities pledged, equity securities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

*Significant Unobservable Inputs*

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and lapses. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company and the priority of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2013:

| | Range[1] | |
| --- | --- | --- |
| **Unobservable Input** | **FIA** | **Stabilizer / MCG** |
| Interest rate implied volatility | — | 0.2% to 8.0% |
| Nonperformance risk | -0.1% to 0.79% | -0.1% to 0.79% |
| Actuarial Assumptions: | | |
| Lapses | 0% to 10% [2] | 0% to 55% [3] |
| Policyholder Deposits[4] | — | 0% to 60% [3] |

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money."

[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

| | **Percentage of Plans** | **Overall Range of Lapse Rates** | **Range of Lapse Rates for 85% of Plans** | **Overall Range of Policyholder Deposits** | **Range of Policyholder Deposits for 85% of Plans** |
| --- | --- | --- | --- | --- | --- |
| Stabilizer (Investment Only) and MCG Contracts | 88% | 0-30% | 0-15% | 0-55% | 0-15% |
| Stabilizer with Recordkeeping Agreements | 12% | 0-55% | 0-25% | 0-60% | 0-30% |
| Aggregate of all plans | 100% | 0-55% | 0-25% | 0-60% | 0-30% |

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2012:

| | Range[1] | |
| --- | --- | --- |
| **Unobservable Input** | **FIA** | **Stabilizer / MCG** |
| Interest rate implied volatility | - | 0.1% to 7.6% |
| Nonperformance risk | 0.1% to 1.3% | 0.1% to 1.3% |
| Actuarial Assumptions: | | |
| Lapses | 0% - 10% [2] | 0% to 55% [3] |
| Policyholder Deposits[4] | - | 0% to 60% [3] |

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money."

[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

| | **Percentage of Plans** | **Overall Range of Lapse Rates** | **Range of Lapse Rates for 85% of Plans** | **Overall Range of Policyholder Deposits** | **Range of Policyholder Deposits for 85% of Plans** |
| --- | --- | --- | --- | --- | --- |
| Stabilizer (Investment Only) and MCG Contracts | 87% | 0-30% | 0-15% | 0-55% | 0-20% |
| Stabilizer with Recordkeeping Agreements | 13% | 0-55% | 0-25% | 0-60% | 0-30% |
| Aggregate of all plans | 100% | 0-55% | 0-25% | 0-60% | 0-30% |

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

*Other Financial Instruments*

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

| | December 31, | | | |
| | 2013 | | 2012 | |
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
|---|---|---|---|---|
| Assets: | | | | |
| Fixed maturities, including securities pledged | $ 20,705.8 | $ 20,705.8 | $ 21,455.2 | $ 21,455.2 |
| Equity securities, available-for-sale | 134.9 | 134.9 | 142.8 | 142.8 |
| Mortgage loans on real estate | 3,396.1 | 3,403.9 | 2,872.7 | 2,946.9 |
| Policy loans | 242.0 | 242.0 | 240.9 | 240.9 |
| Limited partnerships/corporations | 180.9 | 180.9 | 179.6 | 179.6 |
| Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements | 529.7 | 529.7 | 1,229.3 | 1,229.3 |
| Derivatives | 464.4 | 464.4 | 512.7 | 512.7 |
| Notes receivable from affiliates | 175.0 | 186.4 | 175.0 | 194.3 |
| Assets held in separate accounts | 60,104.9 | 60,104.9 | 53,655.3 | 53,655.3 |
| Liabilities: | | | | |
| Investment contract liabilities: | | | | |
| Funding agreements without fixed maturities and deferred annuities[1] | 21,010.8 | 24,379.6 | 20,263.4 | 25,156.5 |
| Supplementary contracts, immediate annuities and other | 624.3 | 727.1 | 680.0 | 837.3 |
| Derivatives: | | | | |
| Annuity product guarantees: | | | | |
| FIA | 23.1 | 23.1 | 20.4 | 20.4 |
| Stabilizer and MCGs | — | — | 102.0 | 102.0 |
| Other derivatives | 216.6 | 216.6 | 346.8 | 346.8 |
| Long-term debt | 4.9 | 4.9 | 4.9 | 4.9 |
| Embedded derivatives on reinsurance | (54.0) | (54.0) | — | — |

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Annuity product guarantees section of the table above.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

*Mortgage loans on real estate*: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

*Policy loans*: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

*Limited partnerships/corporations*: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value ("NAV") information as provided by the investee and is classified as Level 3.

*Notes receivable from affiliates*: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

*Investment contract liabilities*:

> *Funding agreements without a fixed maturity and deferred annuities:* Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

> *Supplementary contracts and immediate annuities:* Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

*Long-term debt*: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk and is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

## 5. Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC and VOBA was as follows for the periods indicated:

| | | DAC | | VOBA | | Total |
|---|---|---:|---|---:|---|---:|
| Balance at January 1, 2011 | $ | 307.6 | $ | 864.2 | $ | 1,171.8 |
| Deferrals of commissions and expenses | | 79.8 | | 8.5 | | 88.3 |
| Amortization: | | | | | | |
| Amortization | | (71.5) | | (125.1) | | (196.6) |
| Interest accrued[1] | | 31.9 | | 70.5 | | 102.4 |
| Net amortization included in the Consolidated Statements of Operations | | (39.6) | | (54.6) | | (94.2) |
| Change in unrealized capital gains/losses on available-for-sale securities | | (12.9) | | (224.5) | | (237.4) |
| Balance at December 31, 2011 | | 334.9 | | 593.6 | | 928.5 |
| Deferrals of commissions and expenses | | 79.1 | | 8.1 | | 87.2 |
| Amortization: | | | | | | |
| Amortization | | (72.1) | | (152.6) | | (224.7) |
| Interest accrued[1] | | 31.1 | | 62.5 | | 93.6 |
| Net amortization included in the Consolidated Statements of Operations | | (41.0) | | (90.1) | | (131.1) |
| Change in unrealized capital gains/losses on available-for-sale securities | | (76.5) | | (130.2) | | (206.7) |
| Balance at December 31, 2012 | | 296.5 | | 381.4 | | 677.9 |
| Deferrals of commissions and expenses | | 71.3 | | 7.2 | | 78.5 |
| Amortization: | | | | | | |
| Amortization | | (69.7) | | (83.6) | | (153.3) |
| Interest accrued[1] | | 34.0 | | 61.0 | | 95.0 |
| Net amortization included in the Consolidated Statements of Operations | | (35.7) | | (22.6) | | (58.3) |
| Change in unrealized capital gains/losses on available-for-sale securities | | 144.1 | | 330.6 | | 474.7 |
| Balance at December 31, 2013 | $ | 476.2 | $ | 696.6 | $ | 1,172.8 |

[1] Interest accrued at the following rates for VOBA: 1.0% to 7.0% during 2013, 5.0% to 7.0% during 2012 and 5.0% to 7.0% during 2011.

The estimated amount of VOBA amortization expense, net of interest, is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

| Year | | Amount |
|---|---|---:|
| 2014 | $ | 62.7 |
| 2015 | | 52.5 |
| 2016 | | 46.8 |
| 2017 | | 42.6 |
| 2018 | | 40.6 |

## 6. Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2013, the account value for the separate account contracts with guaranteed minimum benefits was $38.0 billion. The additional liability recognized related to minimum guarantees was $7.1. As of December 31, 2012, the account value for the separate account contracts with guaranteed minimum benefits was $35.2 billion. The additional liability recognized related to minimum guarantees was $108.1.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2013 and 2012 was $9.2 billion and $9.3 billion, respectively.

## 7.      Reinsurance

At December 31, 2013, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2013, the Company had one outstanding cession and a reinsurance treaty with its affiliate, Security Life of Denver International Limited ("SLDI"), to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. The agreement is accounted for under the deposit method of accounting.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement.

The Company assumed $25.0 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $10.1 were maintained for this contract as of December 31, 2013 and 2012.

Reinsurance recoverable was comprised of the following as of the dates indicated:

|  | December 31, | |
|  | 2013 | 2012 |
|---|---|---|
| Claims recoverable from reinsurers | $ 2,016.7 | $ 2,153.8 |
| Reinsured amounts due to reinsurers | (0.4) | (0.3) |
| Other | 0.3 | 0.2 |
| Total | $ 2,016.6 | $ 2,153.7 |

Premiums were reduced by the following amounts for reinsurance ceded for the periods indicated.

|  | Year Ended December 31, | | |
|  | 2013 | 2012 | 2011 |
|---|---|---|---|
| **Premiums:** | | | |
| Direct premiums | $ 37.4 | $ 36.2 | $ 34.0 |
| Reinsurance assumed | 0.1 | — | 0.1 |
| Reinsurance ceded | (0.2) | (0.2) | (0.2) |
| Net premiums | $ 37.3 | $ 36.0 | $ 33.9 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

### 8. Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of ILIAC's earned statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2013, following receipt of required approval from the Connecticut Insurance Department (the "Department") and consummation of the IPO of ING U.S., Inc., ILIAC paid an extraordinary dividend of $174.0 to its Parent. In addition, on December 9, 2013, ILIAC paid an ordinary dividend of $90.0 to its Parent. During the year ended December 31, 2012, ILIAC paid an extraordinary distribution of $340.0 to its Parent. During the year ended December 31, 2011, ILIAC did not pay a dividend on its common stock or distribution of capital to its Parent. On December 16, 2013, October 15, 2012 and December 22, 2011, IFA paid a $60.0, $90.0 and $65.0 dividend, respectively, to ILIAC, its parent. During the year ended December 31, 2013, DSL did not pay any dividend to ILIAC. On December 21, 2012, DSL paid a $15.0 dividend to ILIAC, its parent. During the year ended December 31, 2011, DSL did not pay any dividend to ILIAC.

During the years ended December 31, 2013 and 2012, ILIAC did not receive any capital contributions from its Parent. During the year ended December 31, 2011, ILIAC received capital contributions of $201.0 in the aggregate from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Statutory net income (loss) was $175.2, $261.6 and $194.4, for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $2.0 billion and $1.9 billion as of December 31, 2013 and 2012, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

9. **Accumulated Other Comprehensive Income (Loss)**

Shareholder's equity included the following components of AOCI as of the dates indicated.

|  | December 31, | | |
|  | 2013 | 2012 | 2011 |
|---|---|---|---|
| Fixed maturities, net of OTTI | $ 820.9 | $ 2,190.9 | $ 1,518.7 |
| Equity securities, available-for-sale | 15.5 | 13.5 | 13.1 |
| Derivatives | 133.0 | 215.2 | 173.7 |
| DAC/VOBA and Sales inducements adjustments on available-for-sale securities | (335.3) | (810.6) | (603.6) |
| Premium deficiency reserve adjustment | (82.4) | (152.6) | (64.8) |
| Unrealized capital gains (losses), before tax | 551.7 | 1,456.4 | 1,037.1 |
| Deferred income tax asset (liability) | (66.1) | (444.6) | (302.3) |
| Unrealized capital gains (losses), after tax | 485.6 | 1,011.8 | 734.8 |
| Pension and other postretirement benefits liability, net of tax | 9.8 | 11.2 | 12.7 |
| AOCI | $ 495.4 | $ 1,023.0 | $ 747.5 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

| | Year Ended December 31, 2013 | | |
| --- | --- | --- | --- |
| | Before-Tax Amount | Income Tax | After-Tax Amount |
| Available-for-sale securities: | | | |
| Fixed maturities | $ (1,372.1) | $ 542.1 [4] | $ (830.0) |
| Equity securities | 2.0 | (0.7) | 1.3 |
| Other | — | — | — |
| OTTI | 2.7 | (0.9) | 1.8 |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations | (0.6) | 0.2 | (0.4) |
| DAC/VOBA and Sales inducements | 475.3 [1] | (166.4) | 308.9 |
| Premium deficiency reserve adjustment | 70.2 | (24.6) | 45.6 |
| Change in unrealized gains/losses on available-for-sale securities | (822.5) | 349.7 | (472.8) |
| | | | |
| Derivatives: | | | |
| Derivatives | (79.5) [2] | 27.9 | (51.6) |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations | (2.7) | 0.9 | (1.8) |
| Change in unrealized gains/losses on derivatives | (82.2) | 28.8 | (53.4) |
| | | | |
| Pension and other postretirement benefits liability: | | | |
| Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations | (2.2) [3] | 0.8 | (1.4) |
| Change in pension and other postretirement benefits liability | (2.2) | 0.8 | (1.4) |
| Change in Other comprehensive income (loss) | $ (906.9) | $ 379.3 | $ (527.6) |

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 11. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $67.6 valuation allowance. See "Note 10. Income Taxes" for additional information.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | Year Ended December 31, 2012 | | |
| --- | --- | --- | --- |
| | Before-Tax Amount | Income Tax | After-Tax Amount |
| Available-for-sale securities: | | | |
| Fixed maturities | $ 727.7 | $ (250.3) | $ 477.4 |
| Equity securities | 0.4 | (0.1) | 0.3 |
| Other | — | — | — |
| OTTI | 10.6 | (3.7) | 6.9 |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations | (66.1) | 23.1 | (43.0) |
| DAC/VOBA and Sales inducements | (207.0) [1] | 72.5 | (134.5) |
| Premium deficiency reserve adjustment | (87.8) | 30.7 | (57.1) |
| Change in unrealized gains/losses on available-for-sale securities | 377.8 | (127.8) | 250.0 |
| | | | |
| Derivatives: | | | |
| Derivatives | 41.5 [2] | (14.5) | 27.0 |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations | — | — | — |
| Change in unrealized gains/losses on derivatives | 41.5 | (14.5) | 27.0 |
| | | | |
| Pension and other postretirement benefits liability: | | | |
| Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations | (2.2) [3] | 0.7 | (1.5) |
| Change in pension and other postretirement benefits liability | (2.2) | 0.7 | (1.5) |
| Change in Other comprehensive income (loss) | $ 417.1 | $ (141.6) | $ 275.5 |

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 11. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | Year Ended December 31, 2011 | | |
| --- | --- | --- | --- |
| | Before-Tax Amount | Income Tax | After-Tax Amount |
| Available-for-sale securities: | | | |
| Fixed maturities | $ 677.8 | $ (213.4) [4] | $ 464.4 |
| Equity securities | (7.9) | 2.8 | (5.1) |
| Other | (0.1) | — | (0.1) |
| OTTI | 21.3 | (7.5) | 13.8 |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations | (114.2) | 40.0 | (74.2) |
| DAC/VOBA and Sales inducements | (241.2) [1] | 84.4 | (156.8) |
| Premium deficiency reserve adjustment | (3.8) | 1.3 | (2.5) |
| Change in unrealized gains/losses on available-for-sale securities | 331.9 | (92.4) | 239.5 |
| | | | |
| Derivatives: | | | |
| Derivatives | 173.2 [2] | (60.6) | 112.6 |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations | — | — | — |
| Change in unrealized gains/losses on derivatives | 173.2 | (60.6) | 112.6 |
| | | | |
| Pension and other postretirement benefits liability: | | | |
| Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations | 7.6 [3] | (2.7) | 4.9 |
| Change in pension and other postretirement benefits liability | 7.6 | (2.7) | 4.9 |
| Change in Other comprehensive income (loss) | $ 512.7 | $ (155.7) | $ 357.0 |

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 11. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $22.0 valuation allowance. See "Note 10. Income Taxes" for additional information.

## 10.     Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated.

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2013 | 2012 | 2011 |
| Current tax expense (benefit): | | | |
| Federal | $ 144.6 | $ 200.9 | $ 60.3 |
| Total current tax expense (benefit) | 144.6 | 200.9 | 60.3 |
| Deferred tax expense (benefit): | | | |
| Federal | 62.4 | (9.7) | (65.3) |
| Total deferred tax expense (benefit) | 62.4 | (9.7) | (65.3) |
| Total income tax expense (benefit) | $ 207.0 | $ 191.2 | $ (5.0) |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income (loss) before income taxes for the following reasons for the periods indicated:

|  | | Year Ended December 31, | | | | |
|  | | 2013 | | 2012 | | 2011 |
|---|---|---|---|---|---|---|
| Income (loss) before income taxes | $ | 490.5 | $ | 516.6 | $ | 315.3 |
| Tax rate | | 35.0% | | 35.0% | | 35.0% |
| Income tax expense (benefit) at federal statutory rate | | 171.7 | | 180.8 | | 110.4 |
| Tax effect of: | | | | | | |
| Dividends received deduction | | (26.6) | | (18.6) | | (37.0) |
| Valuation allowance | | 67.6 | | — | | (87.0) |
| Audit settlements | | (0.3) | | (0.3) | | 3.7 |
| Prior year tax | | — | | 28.1 | | — |
| Other | | (5.4) | | 1.2 | | 4.9 |
| Income tax expense (benefit) | $ | 207.0 | $ | 191.2 | $ | (5.0) |

For 2012, the difference between the income tax provision as computed and the federal statutory rate was primarily due to a decrease in our estimate of certain deferred tax assets. Based on its 2011 tax return as filed, the Company decreased its estimated deferred tax assets by $28.1.

*Temporary Differences*

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

|  | | December 31, | | |
|  | | 2013 | | 2012 |
|---|---|---|---|---|
| **Deferred tax assets** | | | | |
| Insurance reserves | $ | 166.7 | $ | 255.4 |
| Investments | | 231.8 | | 87.5 |
| Postemployment benefits | | 67.3 | | 50.6 |
| Compensation and benefits | | 35.8 | | 44.4 |
| Other assets | | — | | 24.5 |
| Total gross assets before valuation allowance | | 501.6 | | 462.4 |
| Less: Valuation allowance | | 11.1 | | 11.1 |
| Assets, net of valuation allowance | | 490.5 | | 451.3 |
| | | | | |
| **Deferred tax liabilities** | | | | |
| Net unrealized investment (gains) losses | | (310.5) | | (482.4) |
| Deferred policy acquisition costs | | (124.1) | | (143.8) |
| Value of business acquired | | (243.8) | | (332.2) |
| Other liabilities | | (2.2) | | — |
| Total gross liabilities | | (680.6) | | (958.4) |
| Net deferred income tax asset (liability) | $ | (190.1) | $ | (507.1) |

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2013 and 2012, the Company had valuation allowances of $130.4 and $62.8 respectively, that were allocated to continuing

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

operations, and $(119.3) and $(51.7) as of the end of each period that were allocated to Other comprehensive income. As of December 31, 2013 and 2012, the Company had a full valuation allowance of $11.1 related to foreign tax credits, the benefit of which is uncertain.

For the years ended December 31, 2013 and 2012, there were no total increases (decreases) in the valuation allowance. For the year ended December 31, 2011 there was a (decrease) of $(109.0). In the years ended December 31, 2013, 2012 and 2011, there were increases (decreases) of $67.6, $0.0 and $(87.0), respectively, in the valuation allowance that were allocated to operations. In the years ended December 31, 2013, 2012 and 2011, there were increases (decreases) of $(67.6), $0.0 and $(22.0), respectively, that were allocated to Other comprehensive income.

## Tax Sharing Agreement

The Company had a payable to ING U.S., Inc. of $74.1 and $32.1 for federal income taxes as of December 31, 2013 and 2012, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING U.S., Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of ING U.S., Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING U.S., Inc. states that for each taxable year prior to January 1, 2013 during which the Company is included in a consolidated federal income tax return with ING U.S., Inc., ING U.S., Inc. will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Effective January 1, 2013, the Company entered into a new tax sharing agreement with ING U.S., Inc. which provides that, for 2013 and subsequent years, ING U.S., Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

## Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the periods indicated are as follows:

|  | | Year Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
|  | | 2013 | | 2012 | | 2011 |
| Balance at beginning of period | $ | — | $ | — | $ | 23.0 |
| Additions for tax positions related to prior years | | — | | — | | 4.5 |
| Reductions for tax positions related to prior years | | — | | — | | (4.5) |
| Reductions for settlements with taxing authorities | | — | | — | | (23.0) |
| Balance at end of period | $ | — | $ | — | $ | — |

The Company had no unrecognized tax benefits for the years ended December 31, 2013 and 2012.

## Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2013 and 2012.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

### Tax Regulatory Matters

During the first quarter 2013, the Internal Revenue Service ("IRS") completed its examination of ING U.S., Inc.'s return for tax year 2011. The 2011 audit settlement did not have a material impact on the Company's financial statements. ING U.S., Inc. is currently under audit by the IRS, and it is expected that the examination of tax year 2012 will be finalized within the next twelve months. ING U.S., Inc. and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2012 through 2014.

### 11.     Benefit Plans

### Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING U.S. Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001.  Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

Beginning January 1, 2012, the Retirement Plan implemented a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan.  Participants will earn an annual credit equal to 4% of eligible pay.  Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the IRS in the preceding August of each year.  The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2013, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula.  Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011.  This change had no material impact on the Consolidated Financial Statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC").  The costs allocated to the Company for its employees' participation in the Retirement Plan were $6.5, $19.1 and $24.6 for the years ended December 31, 2013, 2012 and 2011, respectively and are included in Operating expenses in the Consolidated Statements of Operations.

### Defined Contribution Plan

ING North America sponsors the ING U.S. Savings Plan and ESOP (the "Savings Plan").  Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents.  Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was most recently amended effective January 1, 2011 to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated November 4, 2013.  Savings Plan benefits are not guaranteed by the PBGC.  The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule.  All contributions made to the Savings Plan are subject to certain limits imposed by applicable law.  The cost allocated to the Company for the Savings Plan were $10.8, $9.7 and $9.8, for the years ended December 31, 2013, 2012 and 2011, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

### Non-Qualified Retirement Plans

Effective December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs").  Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America SERPs.  Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

*Obligations and Funded Status*

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan for the periods presented:

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2013 | 2012 |
| Change in benefit obligation: | | |
| Benefit obligation, January 1 | $ 97.2 | $ 98.7 |
| Interest cost | 3.8 | 4.4 |
| Benefits paid | (7.8) | (9.3) |
| Actuarial (gains) losses on obligation | (9.1) | 3.4 |
| Benefit obligation, December 31 | $ 84.1 | $ 97.2 |

Amounts recognized on the Consolidated Balance Sheets consist of:

| | December 31, | |
| --- | --- | --- |
| | 2013 | 2012 |
| Accrued benefit cost | $ (84.1) | $ (97.2) |
| Accumulated other comprehensive income (loss): | | |
| Prior service cost (credit) | (6.1) | (7.3) |
| Net amount recognized | $ (90.2) | $ (104.5) |

*Assumptions*

The weighted-average assumptions used in the measurement of the December 31, 2013 and 2012 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

| | 2013 | 2012 |
| --- | --- | --- |
| Discount rate | 4.95% | 4.05% |
| Rate of compensation increase | 4.00% | 4.00% |

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.95% was the appropriate discount rate as of December 31, 2013, to calculate the Company's accrued benefit liability.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The weighted-average assumptions used in calculating the net pension cost were as follows:

|  | 2013 | 2012 | 2011 |
|---|---|---|---|
| Discount rate | 4.05% | 4.75% | 5.50% |
| Rate of compensation increase | 4.00% | 4.00% | 4.00% |

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

*Net Periodic Benefit Costs*

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the periods presented:

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | 2013 | 2012 | 2011 |
| Interest cost | $ 3.8 | $ 4.4 | $ 5.0 |
| Net (gain) loss recognition | (9.1) | 3.4 | 16.0 |
| Amortization of prior service cost (credit) | (1.2) | (1.2) | — |
| The effect of any curtailment or settlement | — | — | 2.2 |
| Net periodic (benefit) cost | $ (6.5) | $ 6.6 | $ 23.2 |

*Cash Flows*

In 2014, the employer is expected to contribute $6.1 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2014 through 2018 and thereafter through 2023, are estimated to be $6.1, $5.3, $5.2, $5.3, $5.5 and $27.8, respectively.

**Share Based Compensation Plans**

Certain employees of the Company participate in the 2013 Omnibus Employee Incentive Plan ("the Omnibus Plan") sponsored by ING U.S., Inc., with respect to awards granted in 2013. Certain employees also participate in various ING Group share-based compensation plans with respect to awards granted prior to 2013. Upon closing of the IPO, certain awards granted by ING Group that, upon vesting, would have been issuable in the form of American Depository Receipts ("ADRs") of ING Group were converted into performance shares or restricted stock units ("RSUs") under the Omnibus Plan that upon vesting, will be issuable in ING U.S., Inc. common stock.

The Company was allocated compensation expense from ING and ING U.S., Inc. of $17.0, $11.0 and $12.6 for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company recognized tax benefits of $6.0, $3.9 and $4.4 in 2013, 2012 and 2011, respectively.

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING U.S. 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING U.S. 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING U.S. Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING U.S. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2013, 2012 and 2011, were $11.3, $11.9 and $9.9, respectively.

## 12. Financing Agreements

*Windsor Property Loan*

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if ILIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to ILIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if ILIAC and its ING affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation. In November 2012, ILIAC provided a letter of credit to the DECD in the amount of $10.6 as security for its repayment obligations with respect to the loan.

At December 31, 2013 and 2012, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

## 13. Commitments and Contingencies

*Leases*

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by ING North America Insurance Corporation as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2013, 2012 and 2011, rent expense for leases was $4.0, $4.9 and $5.0, respectively.

*Commitments*

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2013 and 2012, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $466.8 and $314.9, respectively.

### Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, LOC and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

| | December 31, | |
| --- | --- | --- |
| | **2013** | **2012** |
| Other fixed maturities-state deposits | $ 13.1 | $ 13.4 |
| Securities pledged[1] | 140.1 | 219.7 |
| Total restricted assets | $ 153.2 | $ 233.1 |

[1] Includes the fair value of loaned securities of $97.6 and $180.2 as of December 31, 2013 and 2012, respectively, which is included in Securities pledged on the Consolidated Balance Sheets. In addition, as of December 31, 2013 and 2012, the Company delivered securities as collateral of $42.5 and $39.5, respectively, which was included in Securities pledged on the Consolidated Balance Sheets.

### Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

For some matters, the Company is able to estimate a possible range of loss.  For such matters in which a loss is probable, an accrual has been made.  For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. This paragraph contains an estimate of reasonably possible losses above any amounts accrued. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts.  For matters for which a reasonably possible (but not probable) range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31, 2013, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters, as of such date, to be up to approximately $30.0.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss.  The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions.  On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation against the Company includes a case styled Healthcare Strategies, Inc., Plan Administrator of the Healthcare Strategies Inc. 401(k) Plan v. ING Life Insurance and Annuity Company (U.S.D.C. D. CT, filed February 22, 2011), in which two sponsors of 401(k) Plans governed by the Employee Retirement Income Act ("ERISA") claim that ILIAC has entered into revenue sharing agreements with mutual funds and others in violation of the prohibited transaction rules of ERISA.  Among other things, the plaintiffs seek disgorgement of all revenue sharing payments and profits earned in connection with such payments, an injunction barring the practice of revenue sharing and attorney fees. On September 26, 2012, the district court certified the case as a class action in which the named plaintiffs represent approximately 15,000 similarly situated plan sponsors.  ILIAC denies the allegations and is vigorously defending this litigation.  The Court conducted a bench trial of the liability issues, which concluded on October 3, 2013, and the Court has taken the matter under advisement.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

### 14.  Related Party Transactions

*Operating Agreements*

ILIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management.  For the years ended December 31, 2013, 2012 and 2011, expenses were incurred in the amounts of $27.7, $27.0 and $22.8, respectively.
- Services agreement with ING North America for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred in the amounts of $187.1, $183.5 and $180.6, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2013, 2012 and 2011, net expenses related to the agreement were incurred in the amount of $22.6, $30.8 and $29.8, respectively.
- Service agreement with ING Institutional Plan Services, LLC ("IIPS") effective November 30, 2008 pursuant to which IIPS provides recordkeeper services to certain benefit plan clients of ILIAC. For the years ended December 31, 2013, 2012 and 2011, ILIAC's net earnings related to the agreement were in the amount of $8.2, $7.1 and $8.4, respectively.
- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products.  For the years ended December 31, 2013, 2012 and 2011, revenue under the IIM intercompany agreement was $30.5, $26.2 and $24.7, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as ILIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2013, 2012 and 2011, commissions were collected in the amount of $242.1, $225.5 and $218.3, respectively. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of ING USA, ILIAC, IIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contacting Party. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred under these intercompany agreements in the aggregate amount of $230.5, $212.3 and $207.9, respectively.
- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred under this service agreement in the amount of $3.4, $3.2 and $3.2, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust ("ITT"). For the years ended December 31, 2013, 2012 and 2011, expenses were incurred in the amounts of $34.0, $27.0 and $23.3, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

*Reinsurance Agreement*

Effective January 1, 2014, ILIAC entered into a coinsurance agreement with Langhorne I, LLC, a newly formed affiliated captive reinsurance company to manage reserve and capital requirements in connection with a portion of our Stabilizer and Managed Custody Guarantee business.

Effective, December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company will reinsure to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on the certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York will be 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York will be 100%. This agreement is accounted for under the deposit method of accounting and had an immaterial impact to the Consolidated Balance Sheets.

*Investment Advisory and Other Fees*

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $152.4, $135.0 and $103.2 (excludes fees paid to ING Investment Management Co.) in 2013, 2012 and 2011, respectively.

DSL has been retained by IIT, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of ING Partners, Inc. (the "Fund"), an affiliate. DSL and the Fund have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for the Fund. The Fund pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2013, 2012 and 2011, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $418.2, $370.6 and $323.2, respectively. At December 31, 2013 and 2012, DSL had $36.5 and $25.6, respectively, receivable from IIT under the management agreement.

*Financing Agreements*

*Reciprocal Loan Agreement*

The Company maintains a reciprocal loan agreement with ING U.S., Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and based upon its renewal on April 1, 2011 expires on April 1, 2016, either party can borrow from the other up to 3% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2013, 2012 and 2011, interest on any Company borrowing was charged at the rate of ING U.S., Inc.'s cost of funds for the interest period, plus 0.15%. During the years ended December 31, 2013, 2012 and 2011, interest on any ING U.S., Inc. borrowing was charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Effective January 2014, interest on any borrowing by either the Company or ING U.S., Inc. is charged at a rate based on the prevailing market rate for similar third-party borrowings or securities.

Under this agreement, the Company did not incur any interest expense for the years ended December 31, 2013, 2012 and 2011. The Company earned interest income of $0.0, $0.5 and $1.3 for the years ended December 31, 2013, 2012 and 2011, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

Consolidated Statements of Operations.  As of December 31, 2013 and 2012, the Company did not have any outstanding receivable with ING U.S., Inc. under the reciprocal loan agreement.

During the second quarter of 2012, ING U.S., Inc. repaid the then outstanding receivable due under the reciprocal loan agreement from the proceeds of its $5.0 billion Senior Unsecured Credit Facility which was entered into on April 20, 2012.  The Company and ING U.S., Inc. continue to maintain the reciprocal loan agreement, and future borrowings by either party will be subject to the reciprocal loan terms summarized above.

*Note with Affiliate*

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC.  The Note bears interest at a rate of 6.26% per year.  Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005.  Interest income was $11.1 for the years ended December 31, 2013, 2012 and 2011.

***Back-up Facility***

On January 26, 2009, ING, for itself and on behalf of certain subsidiaries, including the Company, reached an agreement with the Dutch State on an Illiquid Asset Back-up Facility (the "Alt-A Back-up Facility") regarding Alt-A RMBS owned by certain subsidiaries of ING U.S., Inc., including the Company. Pursuant to this transaction, the Company transferred all risks and rewards on 80% of a $1.1 billion par Alt-A RMBS portfolio to ING Support Holding B.V. ("ING Support Holding"), a wholly owned subsidiary of ING Group by means of the granting of a participation interest to ING Support Holding. ING and ING Support Holding entered into a back-to-back arrangement with the Dutch State on this 80%.  As a result of this transaction, the Company retained 20% of the exposure for any results on the $1.1 billion Alt-A RMBS portfolio.

The purchase price for the participation payable by the Dutch State was set at 90% of the par value of the 80% interest in the securities as of that date.  This purchase price was payable in installments, was recognized as a loan granted to the Dutch State with a value of $794.4, and was recorded as Loan-Dutch State Obligation on the Consolidated Balance Sheets (the "Dutch State Obligation").  Under the transaction, other fees were payable by both the Company and the Dutch State.

On November 13, 2012, ING, all participating ING U.S., Inc. subsidiaries, including the Company, ING Support Holding and ING Bank N.V. ("ING Bank") entered into restructuring arrangements with the Dutch State, which closed the following day (the "Termination Agreement").  Pursuant to the restructuring transaction, the Company sold the Dutch State Obligation to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank.  The restructuring resulted in an immaterial pre-tax loss.  Following the restructuring transaction, the Company continued to own 20% of the Alt-A RMBS and had the right to sell these securities, subject to a right of first refusal granted to ING Bank. Effective March 14, 2014, the right of first refusal granted to ING Bank was terminated and the Company may freely dispose of these securities.